 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1998
                                                     REGISTRATION NO. 333-60723
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                           METRO-GOLDWYN-MAYER INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

             DELAWARE                              6712                             95-4605850
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             2500 BROADWAY STREET
                        SANTA MONICA, CALIFORNIA 90404
                                (310) 449-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                              ROBERT BRADA, ESQ.
                           EXECUTIVE VICE PRESIDENT
                           METRO-GOLDWYN-MAYER INC.
                             2500 BROADWAY STREET
                        SANTA MONICA, CALIFORNIA 90404
                                (310) 449-3000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH A COPY TO:

               BRUCE D. MEYER, ESQ.                             KENDALL R. BISHOP, ESQ.
           GIBSON, DUNN & CRUTCHER LLP                           O'MELVENY & MYERS LLP
              333 SOUTH GRAND AVENUE                            1999 AVENUE OF THE STARS
          LOS ANGELES, CALIFORNIA 90071                      LOS ANGELES, CALIFORNIA 90067
                  (213) 229-7000                                     (310) 553-6700

                                --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

                                --------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                     CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           PROPOSED MAXIMUM
           TITLE OF EACH CLASS            AGGREGATE OFFERING      AMOUNT OF
     OF SECURITIES TO BE REGISTERED            PRICE(2)      REGISTRATION FEE(2)
--------------------------------------------------------------------------------
Subscription Rights(1)...................         $0                 $0
--------------------------------------------------------------------------------
Common Stock, $0.01 par value............    $700,000,000        $59,000(3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Evidencing the rights to subscribe for shares of the Common Stock described below. Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Common Stock underlying the rights.

(2) Calculated in accordance with Rule 457(o) based on the proposed maximum aggregate offering price of the Common Stock.

(3) In connection with the original filing of the Registration Statement on August 5, 1998 and the filing of Amendment No. 1 on August 31, 1998, the Company has paid an aggregate of $147,500 in registration fees. The amount above reflects the balance of the registration fee due based on the revised maximum offering price.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion,

                          Dated October 26, 1998
PROSPECTUS/INFORMATION STATEMENT

84,848,485 Shares
[LOGO OF METRO-GOLDWYN-MAYER]

METRO-GOLDWYN-MAYER INC.
Common Stock

Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM" or the "Company"), is distributing to holders of record of the Company's common stock, $.01 par value per share (the "Common Stock"), as of the close of business on October 26, 1998 (the "Record Date"), at no charge to such holders, transferable subscription rights (the "Rights") to subscribe for 84,848,485 shares (the "Shares") of the Common Stock, for $8.25 per share (the "Subscription Price") (the "Rights Offering"). The Rights will expire at 5:00 pm (New York City time) (the "Expiration Time") on November 16, 1998, unless extended by the Company (such date, as it may be extended, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond December 16, 1998.

Holders of the Common Stock will receive 1.289 Rights for each share of the Common Stock held as of the Record Date. The number of Rights distributed to each holder will be rounded up to the nearest whole number. Rights holders may purchase one Share at the Subscription Price for each whole Right held. Persons who exercise their Rights will also have the opportunity to purchase additional Shares at the Subscription Price pursuant to the Oversubscription Privilege described herein. Once a holder has exercised any Rights, such exercise cannot be revoked.

As of the Record Date, Tracinda Corporation, a Nevada corporation ("Tracinda"), and a Delaware corporation that is principally owned by Tracinda (collectively, with Tracinda, the "Tracinda Group") beneficially owned approximately
89.5 percent of the outstanding Common Stock. The Tracinda Group has committed to exercise all of the Rights distributed to it pursuant to the Rights Offering. The Tracinda Group will also purchase all Shares that are not otherwise subscribed for by the Expiration Time. Any such purchases by Tracinda Group will be at the Subscription Price and will be subject to the satisfaction of certain conditions. See "The Rights Offering."

Following the completion of the Rights Offering, the Tracinda Group, the directors and officers of the Company and their respective affiliates will beneficially own between 89.5 percent and 95.4 percent of the outstanding shares of the Common Stock.

In connection with the Rights Offering, MGM will amend its Amended and Restated Certificate of Incorporation to increase the number of shares of the Common Stock authorized thereunder from 125,000,000 to 250,000,000.

The last reported sales price of the Common Stock on the New York Stock Exchange (the "NYSE") on October 23, 1998 was $9.44 per share. It is anticipated that the Rights will trade on the NYSE under the symbol "MGM Rt." The Company does not expect to be profitable for at least several years.

SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

--------------------------------------------------------------------------------

                                         PRICE TO       UNDERWRITING DISCOUNTS PROCEEDS TO
                                         PUBLIC         AND COMMISSIONS(1)     COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share                                $8.25          None                   $8.25
-------------------------------------------------------------------------------------------
Total                                    $700,000,000   None                   $700,000,000
-------------------------------------------------------------------------------------------

(1)In connection with the Rights Offering, the Company has retained J.P. Morgan & Co. and Merrill Lynch & Co. as dealer managers (the "Dealer Managers") and J.P. Morgan Securities Inc. as financial advisor. Hambrecht & Quist LLC ("Hambrecht & Quist") has been retained as a financial advisor to an independent committee of the Board of Directors of the Company (the "Special Committee"). The Dealer Managers will receive selling commissions of $0.2475 for each Share issued in connection with the Rights Offering, except Shares purchased by the Tracinda Group and Shares purchased by holders as of the Record Date upon exercise of any such holder's Basic Subscription Privilege or related Oversubscription Privilege. In addition, the Company has agreed to indemnify the Dealer Managers and Hambrecht & Quist against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Dealer Manager and Financial Advisor Arrangements."

(2)Before deducting expenses payable by the Company estimated at $6,000,000.

                                Dealer Managers
J.P. MORGAN & CO.                                            MERRILL LYNCH & CO.

                                  ----------

                   Financial Advisor to the Special Committee
                               HAMBRECHT & QUIST

October 26, 1998 and first mailed to holders of the Common Stock on or about October 27, 1998.

Information in this Prospectus/Information Statement (the "Prospectus") contains forward-looking statements which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate" or "continue" or the negative thereof or comparable terminology. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING TRANSACTIONS EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "DEALER MANAGER AND FINANCIAL ADVISOR ARRANGEMENTS."

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SPECIAL COMMITTEE, THE DEALER MANAGERS OR HAMBRECHT & QUIST. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                             PAGE                                             PAGE
 Available Information.....................    3   Business..................................   50
 Summary...................................    4   Management................................   68
 Risk Factors..............................   12   Description of Capital Stock..............   82
 Background of the Company.................   20   Ownership of Voting Securities............   83
 Use of Proceeds...........................   21   Financing Arrangements....................   89
 Price Range of Common Stock...............   21   Certain Transactions......................   91
 Dividend Policy...........................   21   Shares Eligible for Future Sale...........   94
 Capitalization............................   22   Certain Federal Income Tax Consequences...   95
 The Rights Offering.......................   23   Dealer Manager and Financial Advisor
 Selected Consolidated Financial Data......   30    Arrangements.............................   97
 Unaudited Pro Forma Financial Information.   32   Legal Matters.............................   97
 Management's Discussion and Analysis of           Experts...................................   98
  Financial Condition and Results of
  Operations...............................   35   Index to Financial Statements.............  F-1
 The Industry..............................   48

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-1 under the Securities Act, with respect to the Rights and the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, as well as reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 75 Park Place, New York, New York 10007, and the Chicago Regional Office located at Northwest Atrium Center, 500 West Madison Street, Room 1204, Chicago, Illinois 60661-2511, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronics filings made by the Company through the Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the NYSE, and reports and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. Throughout this Prospectus, except where the context otherwise requires, the "Company" or "MGM" refers collectively to Metro-Goldwyn-Mayer Inc. and its direct and indirect subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes no exercise of stock options outstanding as of October 26, 1998 to purchase 7,769,022 shares of the Common Stock.

                                  THE COMPANY

COMPANY OVERVIEW

The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company, including Metro-Goldwyn-Mayer Studios Inc. ("MGM Studios"), United Artists Corporation ("UA"), Orion Pictures Corporation ("Orion"), Goldwyn Films Inc. ("Goldwyn") and its other subsidiaries, is one of only seven major film and television studios worldwide. With approximately 4,000 film titles and over 8,200 episodes of television programming, the Company's library (the "Library") constitutes the largest collection of post-1948 feature films in the world. Motion pictures in the Library have won over 185 Academy Awards, including Best Picture Awards for Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. The Library also includes 18 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

Tracinda, Seven Network Limited, a company formed under the laws of Australia ("Seven"), and senior management of MGM Studios formed the Company to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 for an aggregate consideration of $1.3 billion (the "MGM Acquisition"). Tracinda is wholly-owned by Kirk Kerkorian. Frank G. Mancuso, Chairman and Chief Executive Officer of MGM Studios since July 1993 and of the Company since its formation, has approximately 35 years of entertainment industry experience.

In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries, including Goldwyn (the "Orion Companies"), from Metromedia International Group, Inc. (the "Orion Acquisition"). In connection with the Orion Acquisition, the Company obtained the film and television libraries of the Orion Companies consisting of approximately 1,900 film titles and 3,000 television episodes, nearly doubling the size of the Library to its current size of approximately 4,000 film titles and over 8,200 episodes of television programming. The Company also acquired 12 substantially completed theatrical motion pictures and five direct-to-video features, eight of which have been released. The Landmark Theatres owned by Goldwyn were excluded from the Orion Acquisition. See "Background of the Company."

In November 1997 the Company completed an initial public offering, whereby it issued and sold 9,000,000 new shares of the Common Stock at a price per share of $20, less an underwriting discount, for net proceeds (after expenses) to the Company of approximately $165 million (the "IPO"). Concurrent with the consummation of the IPO, Tracinda purchased directly from the Company, at a purchase price of $18.85 per share (equal to the per share price to the public in the IPO, less the underwriting discount), 3,978,780 shares of the Common Stock for an aggregate purchase price of $75 million (the "Tracinda Purchase"). In addition, Tracinda acquired an aggregate of 2,429,263 shares of the Common Stock through open market purchases following commencement of the IPO through the date of this Prospectus.

Pursuant to a Purchase Agreement (the "Tracinda/Seven Purchase Agreement") entered into by Seven and Tracinda in August 1998, the Tracinda Group purchased, on September 1, 1998, 16,208,463 shares of the Common Stock from Seven, representing all of the capital stock of the Company beneficially owned by Seven, for a price per share of $24 and an aggregate purchase price of $389 million (the "Seven Sale").

BUSINESS STRATEGY

The Company is a premier global entertainment content company. The Company's goal is to become a fully integrated global entertainment company and thereby maximize the value of its assets, including the Library and its film and television production units. To achieve this goal, the Company seeks to:

Build and Leverage the Library. The Company believes that the Library is its most powerful asset and that the Library will continue to generate relatively stable cash flows through the worldwide distribution of its titles. Management seeks to maximize the value of the Library by (i) producing new motion pictures and television programs that will not only be successful on their own, but will also increase the depth and breadth of the Library, (ii) aggressively marketing and repackaging the Library's titles, (iii) developing new distribution channels for delivering MGM branded programming, (iv) capitalizing on developments in technology and (v) further penetrating international markets as they grow. As opportunities arise, the Company may pursue acquisitions of additional titles or of new distribution channels for the Library. Additionally, the Company expects to benefit as certain rights to the Library that have been previously licensed to others revert to the Company over time. See "Business--Distribution."

Develop, Produce and Distribute Theatrical Motion Pictures. Through Metro-Goldwyn-Mayer Pictures Inc. ("MGM Pictures") and United Artists Pictures Inc. ("UA Pictures"), the Company plans to produce or co-produce and distribute six to ten motion pictures annually across a variety of genres. The Company intends to (i) actively manage its production and release schedules to maximize overall performance of those motion pictures, (ii) tightly control development and production expenditures while maintaining the artistic integrity required to develop and produce successful feature films and (iii) utilize the Library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises. Additionally, the Company plans to produce or acquire and release in the U.S. market approximately two to four specialty motion pictures annually through Goldwyn. The Company may also distribute motion pictures produced by others. See "Business--Production-- Motion Picture Production."

Develop, Produce and Distribute Television Programming. The Company intends to focus primarily on the development and production of series for pay television and the first-run syndication business and intends to use its extensive Library as a source of ideas. Under this non-network television programming strategy, the Company generally has been able to enter into contracts during or shortly after completion of production of a series that provide for the recovery over time of substantially all production costs for the series. In addition to non-network television programming, the Company also develops programs such as two-hour television movies and mini-series and currently is producing a series for network television. The Company also is considering joint ventures, co-productions and other partnering arrangements for certain of its series. See "Business--Production--Television Production."

Leverage the MGM Brand Name. The Company believes that the MGM name and its lion logo are among the most recognized in the world. The Company intends to capitalize on the value inherent in its name and logo through the distribution of branded programming and the selective development of high-quality consumer products.

In connection with the Company's pursuit of its goal of becoming an integrated global entertainment company, the Company may consider various strategic alternatives, such as business combinations with companies with strengths complementary to those of the Company and other acquisitions, as such opportunities arise. The Company may need to seek additional financing in order to complete any acquisitions.

The principal executive offices of the Company are located at 2500 Broadway Street, Santa Monica, California 90404, and the Company's telephone number is
(310) 449-3000. Metro-Goldwyn-Mayer, MGM, United Artists, UA and Orion, among others, are registered trademarks of the Company.

                              RECENT DEVELOPMENTS

OPERATING RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 1998

In the third quarter of 1998, the Company incurred an operating loss of $17.4 million as compared to operating income of $1.3 million in the third quarter of 1997. The net loss for the third quarter of 1998 was $40.3 million, or $.61 per share based on 65,807,619 weighted average shares outstanding, as compared to a net loss of $16.6 million, or $.55 per share based on 30,354,743 weighted average shares outstanding, in the prior year period.

Operating results in the third quarter of 1998 reflect write-downs on certain feature film releases aggregating approximately $15.4 million, and severance charges of approximately $13.2 million related to a restructuring program initiated by management in the period. There were no comparable charges in the third quarter of 1997. The Company expects to attain certain cost savings in future periods due to the implementation of the restructuring program. Additionally, net interest expense increased $6.6 million in the third quarter of 1998, primarily due to higher debt levels associated with the financing of the Orion Acquisition, as well as increased borrowings for operating and production activities.

Revenues in the third quarter of 1998 were $259.6 million, consisting of $205.8 million from the Company's feature film division, $44.8 million from its television programming division and $9.0 million from other businesses. Revenues in the third quarter of 1997 were $221.1 million, consisting of $185.8 million from feature films, $32.2 million from television programs and $3.1 million from other businesses. The increase in revenues in the 1998 quarter reflect increased worldwide theatrical rentals and network television license fees, and the syndication of new television series produced by the Company, partially offset by a decrease in worldwide pay television revenues.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter of 1998 reflected a loss of $11.5 million, as compared to positive EBITDA of $6.6 million in the comparable period of 1997. The decrease in EBITDA in the 1998 period reflected the aforementioned feature film write-downs and corporate severance charges. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to, operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. See note (2) to "--Summary Consolidated Financial Data" for additional information regarding EBITDA.

As of September 30, 1998, the Company had outstanding bank and other debt of $1.27 billion and $147.0 million was available under the Amended Credit Facility (as defined herein).

PROPOSED ACQUISITION OF THE PFE LIBRARIES

On October 22, 1998, MGM and Orion entered into an agreement in principle (the "PFE Agreement") with The Seagram Company Ltd. ("Seagram") for Orion to acquire certain film libraries and film related rights (the "PFE Libraries") that are currently owned by PolyGram N.V. ("PolyGram") and its subsidiaries, including certain related receivables as of December 31, 1998 (the "PFE Library Acquisition"). The PFE Agreement contemplates that the PFE Library Acquisition will be consummated in early January 1999, following the consummation of the proposed acquisition of PolyGram by Seagram (the "Seagram Acquisition"). Seagram and Philips N.V., PolyGram's majority stockholder, have entered into a definitive agreement containing customary closing conditions for Seagram to consummate the Seagram Acquisition later this year. Under the PFE Agreement, Orion will assume certain immaterial liabilities of PolyGram and its subsidiaries incurred in the ordinary course of exploiting the PFE Libraries. The purchase price of the PFE Libraries is $235 million, which is payable in full in cash at the closing. See "Use of Proceeds."

The PFE Libraries contain over 1,300 feature films, including City Slickers, Dead Man Walking, Four Weddings and a Funeral, Sex, Lies and Videotape, Terminator and When Harry Met Sally and are comprised of (i) the Epic library, which consists of approximately 1,000 film titles acquired between 1992 and 1997 by Credit Lyonnais S.A. ("CL") from various filmed entertainment companies, (ii) the library of films released by PolyGram before March 31, 1996 and (iii) the Island/Atlantic and Virgin/Palace libraries, which were acquired by PolyGram.

The PFE Agreement requires the parties to use commercially reasonable efforts to execute a definitive agreement by November 6, 1998. Seagram has agreed to use commercially reasonable efforts to have PolyGram become a party to the definitive agreement. Consummation of the PFE Library Acquisition is subject to the closing of the Seagram Acquisition and certain customary closing conditions. There can be no assurance that the PFE Library Acquisition will be consummated.

                              THE RIGHTS OFFERING


RIGHTS.............................  Each record holder of the Common Stock
                                     ("Record Date Holder") at the close of
                                     business on the Record Date will receive, at no charge, 1.289 transferable subscription Rights for each share of the Common Stock held of record on the Record Date. The number of Rights issued to each Record Date Holder will be rounded up to the nearest whole Right.

SUBSCRIPTION PRICE.................  $8.25 per share (the "Subscription
                                     Price").

BASIC SUBSCRIPTION PRIVILEGE.......  Each whole Right entitles the holder thereof (a "Holder" or "Rights Holder")
                                     to purchase from the Company one share of the Common Stock (a "Share") at the Subscription Price (the "Basic Subscription Privilege"). Pursuant to the Basic Subscription Privilege, Holders other than the Tracinda Group will receive Rights to purchase an aggregate of 8,915,476 Shares (the "Public's Basic Subscription Privilege"), and the Tracinda Group will receive Rights to purchase 75,933,009 Shares.

OVERSUBSCRIPTION PRIVILEGE.........  Each Holder (other than the Tracinda
                                     Group) who elects to exercise the Basic
                                     Subscription Privilege in full may also
                                     subscribe (the "Oversubscription
                                     Privilege") at the Subscription Price for additional Shares, subject to proration, to the extent that the Public's Basic Subscription Privilege is not exercised in full.

RECORD DATE........................  October 26, 1998 (the "Record Date").

EXPIRATION DATE....................  The Rights will expire on November 16,
                                     1998, unless extended by the Company in
                                     its sole discretion (as so extended, the "Expiration Date"), at 5:00 p.m., New York City time (the "Expiration Time"). In no event will the Expiration Date be extended beyond December 16, 1998. Any Rights that remain unexercised at the Expiration Time shall expire and no longer be exercisable.

TRANSFERABILITY OF RIGHTS..........  The Rights are transferable and it is anticipated that they will trade on the
                                     NYSE until the close of business on the
                                     last trading day prior to the Expiration
                                     Date. There can be no assurance, however, that any market for the Rights will develop or, if a market develops, that the market will remain available throughout the period during which Rights may be exercised.

                                     The Subscription Agent (as defined
                                     herein) will endeavor to sell the Rights for Holders who have so requested and have delivered a certificate evidencing the Rights (a "Subscription Warrant"), with the instruction for sale properly executed, to the Subscription Agent at or prior to 11:00 A.M., New York City time, on November 11, 1998. There can be no assurance that the Subscription Agent will be able to sell any Rights or as to the prices the Subscription Agent may be able to obtain in such sales.

PRINCIPAL STOCKHOLDERS; STANDBY
AGREEMENT.....................       As of the Record Date, the Tracinda Group
                                     beneficially owned approximately 89.5
                                     percent of the outstanding shares of the Common Stock and will thus receive Rights to subscribe for 75,933,009 Shares in the Rights Offering. Pursuant to an agreement between the Company and the Tracinda Group (the "Standby Agreement"), the Tracinda Group has committed to exercise its Basic Subscription Privilege with respect to all of the Rights distributed to it and to purchase any Shares that are not otherwise subscribed for by the Expiration Time (the
                                     "Unsubscribed Shares"). Pursuant to the
                                     Standby Agreement, the Tracinda Group's
                                     obligations to exercise the Rights held
                                     by it and to purchase the Unsubscribed
                                     Shares (the "Tracinda Group Purchase")
                                     are subject to the Tracinda Closing
                                     Conditions (as defined under "Rights
                                     Offering--Conditions to the Rights
                                     Offering"). The Tracinda Group may be
                                     deemed an underwriter for purposes of the Securities Act. See "The Rights
                                     Offering--Principal Stockholders: Standby
                                     Agreement."


PROCEDURE FOR EXERCISING RIGHTS....  The Basic Subscription Privilege and the
                                     Oversubscription Privilege may be
                                     exercised by properly completing the
                                     Subscription Warrant and forwarding it
                                     (or by following the Guaranteed Delivery
                                     Procedures as defined herein), with
                                     payment of the Subscription Price for
                                     each Share subscribed for, to the
                                     Subscription Agent, who must receive such payment and such Subscription Warrant (or a Notice of Guaranteed Delivery) prior to the Expiration Time. If Subscription Warrants are sent by mail, Holders are urged to use insured, registered mail.

                                     Funds paid by uncertified personal checks may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal checks are urged to make payment sufficiently in advance of the Expiration Time to ensure that the payment is received and clears by that time, and are urged to consider, in the alternative, payment by means of certified or cashier's check, money order or wire transfer of funds.

                                     ONCE A HOLDER HAS EXERCISED THE BASIC
                                     SUBSCRIPTION PRIVILEGE AND, IF
                                     APPLICABLE, THE OVERSUBSCRIPTION
                                     PRIVILEGE, THE EXERCISE MAY NOT BE
                                     REVOKED. RIGHTS NOT EXERCISED PRIOR TO
                                     THE EXPIRATION TIME WILL EXPIRE AND WILL
                                     NO LONGER BE EXERCISABLE BY ANY HOLDER.

PERSONS HOLDING THE COMMON STOCK,
 OR WISHING TO EXERCISE RIGHTS,
 THROUGH OTHERS....................  Persons holding shares of the Common
                                     Stock through a broker, dealer,
                                     commercial bank, trust company or other
                                     nominee, as well as persons holding
                                     certificates for the Common Stock
                                     personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them.

CONDITIONS TO THE RIGHTS OFFERING..  The consummation of the Rights Offering is subject to consummation of the
                                     Tracinda Group Purchase. See "The Rights
                                     Offering--Conditions to the Rights
                                     Offering."

ISSUANCE OF COMMON STOCK...........  Issuance of the Common Stock certificates representing Shares purchased pursuant to the Rights will be delivered to subscribers as soon as practicable after the Expiration Date. Funds delivered to the Subscription Agent in payment of the

                                     Subscription Price shall be retained by
                                     the Subscription Agent until the
                                     consummation of the Rights Offering and
                                     the issuance of such certificates. No
                                     interest will be paid to Holders on funds paid to the Subscription Agent, regardless of whether such funds are applied to the Subscription Price or returned to the Holders.

LISTING............................  The Common Stock is listed on the NYSE under the symbol "MGM." Application has
                                     been made to list the Rights for trading on the NYSE under the symbol "MGM Rt."

USE OF PROCEEDS....................  The aggregate proceeds to the Company from the Rights Offering will be
                                     approximately $700 million, before
                                     deducting estimated offering expenses
                                     payable by the Company. It is currently
                                     anticipated that the net proceeds will be used first to repay in full the amounts outstanding under the Bridge Loan (as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources") and under the revolving portion of the Company's Amended Credit Facility (as defined herein under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources"). The remaining net proceeds, if any, will be used for general corporate purposes. As of September 30, 1998 the outstanding balance of the Bridge Loan was $100 million and the outstanding balance under the revolving portion of the Amended Credit Facility was $453.0 million. As the Company's business plan calls for continued borrowing, the Company expects that any amounts repaid under the Amended Credit Facility out of the net proceeds will be reborrowed by the Company. If, for example, the PFE Library Acquisition is consummated, the Company expects to reborrow approximately $235 million in January 1999 to finance such transaction.

CERTAIN FEDERAL INCOME TAX
 CONSEQUENCES......................  For United States federal income tax purposes, Record Date Holders generally
                                     will not recognize taxable income in
                                     connection with the distribution to them or exercise by them of Rights. Rights Holders may recognize gain or loss upon the sale of Rights or Shares acquired through exercise of the Rights. See "Certain Federal Income Tax
                                     Consequences."

SUBSCRIPTION AGENT.................  ChaseMellon Shareholder Services, L.L.C.
                                     (the "Subscription Agent").

AUTHORIZATION OF ADDITIONAL SHARES
 OF THE COMMON STOCK...............  In connection with the Rights Offering, the Company will amend its Amended and
                                     Restated Certificate of Incorporation in order to increase the number of shares of the Common Stock authorized thereunder from 125,000,000 to 250,000,000 (the
                                     "Amendment"). The Amendment has been
                                     approved by the Board of Directors of the Company and the Tracinda Group, which represents a majority of the outstanding Common Stock. The Amendment will take effect on or promptly after the Expiration Date (and, in any event, prior to the issuance of the Shares).

For additional information regarding the Rights Offering, see "The Rights Offering."

COMMON STOCK OUTSTANDING PRIOR TO
 THE RIGHTS OFFERING (AS OF
 OCTOBER 26, 1998)(1)..............  65,823,952 shares

COMMON STOCK TO BE OUTSTANDING
 AFTER THE RIGHTS OFFERING(1)......  150,672,437 shares
---------

(1) Excludes 7,456,520 shares of the Common Stock issuable upon exercise of employee stock options outstanding as of October 26, 1998 (2,783,402 of which are vested or will vest within 60 days) and 668,545 shares issuable upon exercise of the stock options available for future grant under the Company's stock option plans. See "Management--Incentive and Bonus Plans." Also excludes an aggregate of 312,502 shares of the Common Stock issuable upon the exercise of currently exercisable stock options held by Tracinda and Celsus Financial Corp. ("Celsus"). See "Ownership of Voting Securities" and "Shares Eligible for Future Sale."

                                  RISK FACTORS

See "Risk Factors" commencing on page 12 for a description of certain risks to be considered before making an investment in the Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                            -------------------------------------------------------------------------------
                                   PREDECESSOR                             SUCCESSOR
                            --------------------------  ---------------------------------------------------
                                                                                     SIX MONTHS  SIX MONTHS
                              YEAR ENDED  JANUARY 1 TO  OCTOBER 11 TO    YEAR ENDED       ENDED       ENDED
                            DECEMBER 31,   OCTOBER 10,   DECEMBER 31,  DECEMBER 31,    JUNE 30,    JUNE 30,
In thousands, except share          1995          1996           1996       1997(1)        1997        1998
and per share data          ------------  ------------  -------------  ------------  ----------  ----------
                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues..................     $ 860,971    $  912,706   $   228,686   $   831,302   $  351,014  $  597,661
Expenses..................       973,331     1,589,275        215,112       898,413     356,873     629,353
Operating income (loss)...      (112,360)     (676,569)        13,574       (67,111)     (5,859)    (31,692)
Interest expense and other
 income, net..............       (56,014)      (68,196)        (9,062)      (50,658)    (19,211)    (36,683)
Income (loss) before
 income taxes.............      (168,374)     (744,765)         4,512      (117,769)    (25,070)    (68,375)
Net income (loss).........      (169,309)     (745,038)           166      (128,114)    (29,005)    (73,637)
Earnings (loss) per share:
  Basic...................                               $       .01   $     (4.47)  $    (1.73) $    (1.12)
  Diluted.................                               $       .00   $     (4.47)  $    (1.73) $    (1.12)
Weighted average number of
 shares used in
 computation of earnings
 (loss) per share:
  Basic...................                                16,692,217    28,634,362   16,766,426  65,781,329
  Diluted.................                                37,796,672    28,634,362   16,766,426  65,781,329
OTHER DATA:
Cash flow from operating
 activities...............     $ 371,657    $  343,137   $    61,328   $   245,318   $  160,056  $  247,213
Cash flow used in
 investing activities.....      (710,812)     (380,142)    (1,390,861)  (1,285,674)    (280,604)   (495,349)
Cash flow from financing
 activities...............       328,029        44,852      1,345,394     1,028,784     124,678     267,794
EBITDA(2).................       (81,588)      (87,289)        16,709       (49,098)      1,198     (20,848)
Capital expenditures......         9,376         6,901          2,079         9,555       5,294       7,119
Depreciation..............         4,021         4,645          1,418         6,783       3,236       3,922

                                                      -----------------------------
                                                            AS OF JUNE 30, 1998
                                                          ACTUAL     AS ADJUSTED(3)
In thousands                                          ----------     --------------
                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............................ $   23,512     $   37,512
Film and television costs, net.......................  1,993,093      2,228,093
Total assets.........................................  2,947,816      3,196,816
Bank and other debt .................................  1,158,304        713,304
Stockholders' equity.................................  1,306,299      2,000,299

---------
(1) Reflects the effect of the Orion Acquisition transactions from the date of the acquisition on July 10, 1997.
(2) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")). EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing the Company's financial performance. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(3) Gives effect to the application of the estimated net proceeds of approximately $694 million as if the Rights Offering had been completed as of June 30, 1998 and as if approximately $235 million of such proceeds were used in connection with the PFE Acquisition.

                                  RISK FACTORS

The Rights and the Common Stock are speculative in nature and involve a high degree of risk. In addition to the other information set forth elsewhere in this Prospectus, prospective investors should carefully consider the following risk factors prior to purchasing any of the Rights or the Common Stock.

SIGNIFICANT OPERATING AND NET LOSSES; FUTURE LOSSES ANTICIPATED

The Company (including its predecessors) has not reported an operating profit for any fiscal year since 1988, and while controlled by former management (see "Background of the Company"), MGM Studios was the subject of an involuntary bankruptcy petition that was filed in 1991. For 1995, for the period January 1, 1996 through October 10, 1996, for 1997 and for the six months ended June 30, 1998 the Company reported an operating loss of $112.4 million, $676.6 million (including a $563.8 million provision for impairment of intangible assets), $67.1 million and $31.7 million, respectively. In addition, the Company reported significant net losses for each such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company does not expect to be profitable for at least several years. There can be no assurance that there will not be significant or increasing operating and net losses in the future or that the Company will become profitable.

CURTAILMENT OF CERTAIN OPERATIONS DUE TO SALE OF MGM STUDIOS

In October 1996 MGM Studios was acquired by the Company from Consortium de Realisation ("CDR"), a wholly-owned subsidiary of CL. See "Background of the Company." During the ten month period from CDR's announcement in January 1996 of its intention to sell MGM Studios to the consummation of the sale (the "Sale Period"), the uncertainty surrounding future management affected MGM Studio's ability to enter into new projects with top artistic and creative talent. As a consequence, MGM Studios did not commence production of any new motion pictures during the Sale Period and released only nine motion pictures (most of which were produced by others) between August 1, 1996 and August 1, 1997. This curtailment of operations has adversely affected revenues and results of operations, and given the extended period over which motion picture revenues are typically received, will continue to do so at least through 1999. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

RISKS RELATING TO LIQUIDITY AND FINANCING REQUIREMENTS

In recent years the Company has funded its operations primarily from internally generated funds, bank borrowings and proceeds from the sale of equity securities including the IPO and the Tracinda Purchase, which were completed in November 1997. The Company is currently operating under a business plan which anticipates substantial continued borrowing under the Amended Credit Facility, primarily to fund film and television production.

The Company's cash flow in 1998 has been adversely affected by, and the Company determined to undertake the Rights Offering as a result of, several factors. First, the Company is making and has committed to make substantial investments that are more extensive than previously anticipated in connection with commitments entered into for new television programming. This new television production includes an aggregate of approximately 100 additional episodes for the Company's non-network programs, as well as 13 new episodes of The Magnificent Seven (which is a network program and thus produced at a greater deficit than the Company's non-network programs), for the 1998/99 television season. See "Business--Production--Television Production."

Second, although Tomorrow Never Dies and The Man in the Iron Mask performed better than anticipated, three of the Company's other major theatrical releases since the IPO have performed substantially below expectations. The Company's short-term cash flow has been and will continue to be negatively affected by the unsuccessful releases, particularly during the ten to 15 months after the release of such films. Although the Company anticipates that this short-term reduction will ultimately be offset by increased ancillary cash receipts from the two successful releases, such cash receipts will be realized over several years.

Third, the Company's recent sales experience in the television syndication and home video markets indicates that the Company will realize cash from these sources over a period longer than originally anticipated. Fourth, during the six months ended June 30, 1998, the Company accelerated certain theatrical motion picture production in order to avoid the impact of an industry strike that had been threatened in the second quarter of 1998. As a result of this acceleration, the Company currently has eight motion pictures, comprising substantially all of its release slate through July 1999, for which principal photography has been completed and substantially all production costs have been expended. Other factors include increases in marketing and distribution expenses that have been higher than anticipated.

The Company's current strategy and business plan contemplate substantial on-going investments in the production of new feature films and television programs. In addition, the Company may continue to make investments to develop new distribution channels to further exploit the Library. The Company plans to continue to evaluate the level of such investments in the context of the capital available to the Company and changing market conditions.

The Company believes that cash flow from operations, the amounts available under the Amended Credit Facility, after giving effect to the Rights Offering, and the remaining net proceeds, if any, from the Rights Offering will be adequate to meet the Company's obligations and commitments and will enable the Company to continue to conduct its operations in accordance with its current business plan through the year 2002. The Company's belief as to the adequacy of its capital resources is based in part on the assumption that its motion pictures will perform as planned. However, no assurance can be given in this regard. See "--Risks of Motion Picture and Television Production."

If necessary in order to manage its cash needs, the Company could seek to reduce or delay its production or release schedules and to further increase its use of co-production, split-rights or other partnering arrangements. There can be no assurance that any such steps by the Company to reduce its cash needs would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although changes in the Company's production or release schedule or the increased use of partnering would improve the Company's short-term cash flow and (in the case of partnering) reduce the Company's risk relating to the performance of the relevant films, such steps could adversely affect long term cash flow and results of operations in subsequent periods.

The Amended Credit Facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. The Amended Credit Facility was amended, effective March 30, 1998 and September 9, 1998, to amend certain of these financial covenants. However, no assurance can be given that the Company will not cease to be in compliance with such amended or other covenants or conditions in the future. Certain of the September 9, 1998, amendments are conditioned on the consummation of the Rights Offering.

LEVERAGE

The Company is, and after completion of the Rights Offering will be, highly leveraged. As of June 30, 1998, after giving effect to the completion of the Rights Offering and the PFE Library Acquisition, the Company would have had total indebtedness of approximately $713.3 million (including $700.0 million outstanding under the Amended Credit Facility) and stockholders' equity of approximately $2,000.3 million, for a ratio of total indebtedness to stockholders' equity of 0.36:1. As of September 30, 1998, after giving effect to the completion of the Rights Offering and the PFE Library Acquisition, approximately $794 million would have been outstanding, and approximately $506 million would have been available, under the Amended Credit Facility.

Under certain circumstances as described in "Management Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources," the total amount of the Amended Credit Facility may be increased to $1.5 billion. In addition, the Company recently executed a loan agreement with one of its principal lenders that provides bridge financing pending completion of the Rights Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Financing Arrangements." Furthermore, the Company is currently considering seeking alternative sources of film financing. The degree to which the Company is leveraged may require it to dedicate a substantial portion of its cash flow to the payment of principal of, and interest on, its indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses. Additionally, the degree to which the Company is leveraged may adversely affect its ability to obtain additional financing, if necessary, for such operating expenses, to compete effectively against competitors with greater financial resources, to withstand downturns in its business or the economy generally and to pursue strategic acquisitions and other business opportunities that may be in the best interests of the Company and its stockholders.

FLUCTUATION OF OPERATING RESULTS; EFFECT OF ENTERTAINMENT ACCOUNTING POLICIES

The Company's revenues and results of operations are significantly dependent upon the timing of its releases and the commercial success of the motion pictures and television programming it distributes, none of which can be predicted with certainty. Accordingly, the Company's revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In accordance with generally accepted accounting principles and industry practice, the Company amortizes film and television programming costs using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years are dependent upon the Company's amortization of its film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of the Company's reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss in instances where it is expected that a motion picture or television program will not recover the Company's investment. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program. As a result of the lack of movie production during the Sale Period and the subsequent reduction of distribution, the Company expects to experience lower revenues at least through the end of 1999, and thus the fluctuations caused by this accounting method may have a greater impact, than otherwise might be the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Motion Picture Industry Accounting Standards."

RISKS OF MOTION PICTURE AND TELEVISION PRODUCTION

General. Motion picture production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a motion picture is generally a key factor in generating revenues from other distribution channels. There is a substantial risk that some or all of the Company's motion pictures will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

Television production and distribution is also highly speculative and inherently risky. The success of the Company's television production and distribution business is affected by some of the same factors described above and may also be impacted by prevailing advertising rates, which are subject to fluctuation. Thus, there is a substantial risk that some or all of the Company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. See "The Industry" and "Business--Production," "--Distribution" and "--Competition."

In the ordinary course of business the Company may from time to time be subject to claims or litigation to defend against alleged infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If material, such claims or litigation could be costly and divert management's attention. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, or require the Company to seek licenses from third parties, any one of which could have a material adverse effect on the Company's business and results of operations. Except for the possible effect of the matter discussed in the second paragraph of "--Risks Associated with the James Bond Films and Third Party Relationships," the Company does not believe that any such claims or litigation that are currently pending or threatened will have a material adverse effect on the Company's business or results of operations.

Substantial Production and Marketing Costs. The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America ("MPAA"), the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $23.5 million in 1989 to $53.4 million in 1997, an increase of 127 percent, and the average domestic marketing cost per picture has grown from $9.2 million in 1989 to $22.3 million in 1997, an increase of 142 percent. These costs may continue to increase in the future, thereby increasing the costs to the Company of its motion pictures. Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving the Company more dependent on other media, such as home video, television and foreign markets. The direct negative costs of the motion pictures produced by the Company (other than its specialty motion pictures) released (and scheduled for release) in 1998 and the first six months of 1999 are estimated to range between $15 million and $65 million, with an average of $34 million. The Company's investment in the specialty motion pictures released (and scheduled for release) in 1998 and the first six months of 1999 are estimated to range between $0.5 and $4.8 million, with an average of $2.0 million. The Company (like most major motion picture studios) generally does not obtain "completion bonds" from outside insurers to protect itself against budget overruns and completion delays (other than with respect to its specialty motion pictures). There can be no assurance that the Company will not incur cost overruns or suffer delays in the production of its motion pictures. See "Business-- Production--Motion Picture Production."

Generally, television programs are produced under contracts that provide for license fees which may cover only a portion of the anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial for series produced for the networks where typically production costs are higher and the license fees for domestic first run programming cover a smaller percentage of the program's costs. The recoverability of the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in subsequent domestic television syndication and through foreign television licenses, additional licenses and other uses. Therefore, the ability to recover the production deficit and realize profits on any such network television series generally requires the successful sale into syndication or to a cable network of three to four years of new series episodes. There is increasing competition among sellers of, and a decreasing number of independent television stations buying, off-network programs available for syndication. The Company currently is producing a series for network television. There can be no assurance that the Company can recover the production deficit or realize profits on any television series. See "Business--Production--Television Production."

Certain Elements of the Company's Motion Picture Production Strategy. Based on the Company's current business plan, its annual release slates may be comprised of proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. The other major studios often pre-sell foreign rights to certain event motion pictures to help offset production costs and mitigate box office performance risks. The Company does not currently intend to pre-sell the foreign rights to its event motion pictures to the same degree as it believes that certain of its competitors have traditionally done (although the Company does intend to pre-sell such rights with respect to certain of its other motion pictures). In addition, to improve access to top talent and sought-after projects, the other major studios generally have a number of "first look" or "housekeeping" agreements with successful producers whereby the studio will have the first opportunity to acquire a motion picture project from a producer in exchange for paying some or all of such producer's annual overhead costs and agreeing in advance upon the production and other fees to be paid for each project. The Company's current business strategy is not focused on entering into a large number of such agreements. There can be no assurance that these elements of the Company's strategic approach will enable it to achieve its goal of producing commercially successful motion pictures.

Possible Inability to Achieve Production Goals and Meet Production
Schedule. The Company has re-established its full schedule of motion picture releases for the balance of 1998 and the first half of 1999. See "--Curtailment of Certain Operations Due to Sale of Company." However, no assurances can be given that any of the pictures scheduled for release in the rest of 1998 or the first half of 1999 will be released as scheduled, and there can be no assurance that any pictures produced thereafter will be completed or that completion will occur in accordance with the anticipated schedule or budget, as the production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, talent availability and the release schedule of competitive motion pictures. The Company's ability to meet its production and release goals will also depend in part on its ability to identify and obtain sufficient amounts of quality material and attract desired talent. See "Business--Production--Motion Picture Production."

CERTAIN LIMITATIONS ON THE EXPLOITATION OF THE LIBRARY

The Company has differing types of rights to the various titles in the Library. In some cases, the Company owns the title outright, with the right to exploit the title in all media and territories for an unlimited time. In other cases, the title may be owned by a third party and the Company may have obtained the right to distribute the title in certain media and territories for a limited term. The Company owns outright, or has been granted rights in perpetuity to, approximately 60 percent of the titles in the Library. The Company's rights in the other titles are limited in time and, pursuant to the terms of the existing arrangements, the rights granted to the Company expire with respect to approximately 8 percent of the Library over the next two years (i.e. through the year 2000), with respect to another approximately 10 percent over the six years thereafter (from 2000 through 2006), and with respect to another approximately 20 percent thereafter (from 2007 on). The Company has generally been able to renew such rights on acceptable terms, however no assurances can be made that it will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of the Library, the Company includes any title that the Company has the right to distribute in any territory in any media for any term. The only material exception to the foregoing practice is that, even though the Company has home video distribution rights through 2001 with respect to approximately 2,950 titles owned by Turner Broadcasting System, Inc. ("Turner"), the Company does not include such titles in calculating the number of titles in the Library.

Even if a title is owned by the Company, the Company may have granted the rights to exploit the title in certain media and territories to others. MGM Studios and certain of its subsidiaries are parties to an agreement (as amended, the "WHV Agreement") with Warner Home Video, Inc. ("WHV"), which was entered into by prior management, under which WHV has been granted certain home video distribution rights with respect to new motion pictures and the motion picture library of MGM Studios and its affiliates, subject to certain exceptions, throughout the world for a fee expressed as a variable percentage of home video revenues (as determined under the WHV Agreement) and reimbursement of certain distribution expenses. MGM Studios maintains direct control of all significant elements of distribution such as the determination of release dates, marketing, return policies and pricing for these home video releases. The WHV Agreement expires in 2003, but WHV's rights with respect to any given film that is subject to the WHV Agreement do not expire until five years after the film's availability in the U.S. home video market. The WHV Agreement expressly provides that WHV's rights do not extend to, among other things, motion pictures owned, produced or released by another major studio in the event MGM Studios or any of its affiliates acquires control of any such major studio (so long as substantially the same quality and quantity of motion pictures are produced that are covered by the WHV Agreement following the acquisition as prior to the acquisition) and specifically names Orion as well as others as major studios. Despite this provision, MGM Studios has received correspondence from WHV alleging that Orion's future production and library is subject to the WHV Agreement. MGM Studios has responded by referring to the express Orion exclusion and is currently in discussions with WHV about this matter. No assurance can be made as to the outcome of this matter. To the extent that the future production and library product of Orion, or any future affiliate of the MGM Studios, were determined to be subject to the WHV Agreement, there would likely be a reduction in the revenue and profits from the distribution of that product. See "Business--Distribution--Home Video Distribution."

Prior management also entered into long-term, pre-paid licenses for domestic and certain major international television markets with respect to substantial portions of the Library. A cross-section of the titles in the Library is subject to one or more such licenses, including approximately 50 percent of the pre-1990 MGM and UA titles, which have been licensed in one or more of the U.S., France, Spain and Germany, and approximately 25 percent of the Orion titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. See "Business--Distribution--Pay and Free Television Distribution." Until these agreements expire and the rights revert to the Company, the Company expects contributions to earnings and cash flow from these markets to continue to be below those achieved by its competitors for similar products. There can be no assurance that sales or profitability will increase after these agreements expire. The existence of these agreements may make an acquisition of the Company less attractive to a potential acquiror in the entertainment business. See "Business--Distribution."

DEPENDENCE ON KEY PERSONNEL

The Company is dependent on the efforts and abilities of its senior management, particularly those of Frank G. Mancuso. Mr. Mancuso, age 65, has substantial experience in the entertainment industry and extensive relationships within the motion picture and television community, including creative talent and distributors. Mr. Mancuso is involved in various aspects of the production process, including the selection of the creative elements of the Company's motion pictures and television programs. Virtually all decisions concerning the conduct of the business of the Company, including the properties and rights to be acquired by the Company and the arrangements to be made for the development, financing, production and distribution of the Company's motion pictures and television programs, are made or are significantly influenced by Mr. Mancuso. The loss of his services for any reason could have a material adverse effect on the Company's business and operations and its prospects for the future. See "Management--Executive Compensation."

RISKS ASSOCIATED WITH THE JAMES BOND FILMS AND THIRD PARTY RELATIONSHIPS

The Company has a number of important relationships with third parties. The James Bond films are produced by Danjaq LLC (together with its predecessors, "Danjaq") pursuant to a series of agreements with the Company dating back to 1962. The Company jointly owns the copyright to such films with Danjaq and has the right to approve all key elements of the films, such as the script, the director and the leading actors. Certain other rights are either controlled by Danjaq (e.g., merchandising) or jointly by Danjaq and the Company. Although the Company does not believe that this joint nature of the ownership and control of the James Bond franchise will have any material adverse effect on the Company in the future, no assurance can be given. See "Business--Film Library" and "-- Production--Motion Picture Production."

On October 13, 1997, Sony Pictures Entertainment Inc. ("Sony Pictures") issued a press release announcing plans by its Columbia Pictures division to produce a series of new James Bond feature films based on works created by Ian Fleming,

Kevin McClory and John Whittingham. On November 17, 1997, the Company and Danjaq filed an action in federal court in Los Angeles against Sony Corporation, Sony Pictures, Columbia Pictures Industries, Inc. ("Columbia"), John Calley, Kevin McClory and Spectre Associates, Inc. ("Spectre") seeking declaratory and injunctive relief and/or damages for copyright infringement, trademark dilution, slander of title, unfair competition, inducing breach of contract and breach of fiduciary duties, and misappropriation of trade secrets. On January 23, 1998, the Company and Danjaq filed an amended complaint adding claims for trademark infringement, federal unfair competition and California trademark dilution. Among other things, the Company and Danjaq contend not only that Mr. McClory's rights were limited to remaking Thunderball but that even those rights have expired under U.S. law pursuant to the doctrine of Stewart v. Abend, 495 U.S. 207 (1990) and that the rights during the current term of the copyright to make films using the James Bond character and other aspects of Ian Fleming's James Bond novels were acquired by Danjaq. The Company and Danjaq now co-own most of these rights. On May 19, 1998, the Company and Danjaq filed a motion for preliminary injunction on the copyright and trademark issues to preclude Sony Pictures from preparation, production, distribution, advertising or other exploitation of a James Bond motion picture. On July 29, 1998, that motion was granted and Sony Pictures, Columbia and the other defendants were preliminarily enjoined from the production, preparation, distribution, advertising or other exploitation in the United States of a James Bond motion picture in any medium and from using the "James Bond" and the "James Bond 007" trademarks in the United States. The defendants have appealed the District Court's order granting the preliminary injunction to the United States Court of Appeals for the Ninth Circuit. Trial on this matter has been continued until 60 days after final determination of the defendants' appeal of the trial court's preliminary injunction ruling. The Company believes that another remake of Thunderball by Mr. McClory, Sony Pictures or others would not have a material adverse effect on the Company's business or results of operations. However, a determination that Mr. McClory, Sony Pictures or others have broader rights to produce or exploit other films, television programs or other programs that are based, in whole or in part, on the James Bond character could have a material adverse effect on the Company's business and results of operations. See "Business--Motion Picture and Television Library" and "Legal Proceedings."

The Company generally distributes its motion pictures in theatrical markets outside of the United States and Canada through United International Pictures B.V. ("UIP"), a partnership owned equally by the Company, Paramount Pictures Corporation ("Paramount") and Universal Studios, Inc. ("Universal"). In 1989, the European Commission granted UIP an exemption from Article 85(1) of the Treaty of Rome. UIP filed an application seeking renewal of such exemption prior to its expiration in 1993. On January 16, 1998, the Competition Directorate of the Commission of the European Communities issued a Statement of Objections which indicates that, although a final decision has not been taken, the Commission is of the opinion that the 1989 exemption should not be extended and that UIP should therefore be required to cease operations in the European Union. UIP responded to the Statement of Objections on May 15, 1998 and a hearing was held before the European Commission in late September 1998. There can be no assurances that the 1989 exemption will be renewed or renewed on terms acceptable to UIP. If the 1989 exemption is not renewed at all or not renewed on terms satisfactory to UIP and UIP ceases or reduces operations, or if one of the other partners withdraws for any reason, the Company believes that it will be able to find or develop satisfactory alternative methods for international distribution, although such alternative methods may result in decreased revenues or profitability. See "Business--Distribution--Theatrical Distribution" and "--Regulation."

RISKS RELATING TO ACQUISITIONS

The Company has entered into the PFE Agreement with regard to the proposed PFE Library Acquisition. In addition, the Company may consider strategic acquisitions as opportunities arise (subject to the receipt of any necessary financing). Acquisitions involve numerous risks, including diversion of management's attention away from the Company's operating activities. There can be no assurance that the Company will not encounter unanticipated problems or liabilities with respect to any acquisitions that have been or may be completed by the Company or with the integration of an acquired company's operations with those of the Company, and there can be no assurance that the anticipated benefits of any acquisitions that have been or will be completed by the Company will be achieved.

RISKS OF INTERNATIONAL DISTRIBUTION

The Company distributes motion picture and television productions in foreign countries, and in recent years the Company has derived approximately 40 percent of its revenues from non-U.S. sources. As a result, the Company's business is subject to certain risks inherent in international trade, many of which are beyond its control, such as changes in laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), differing degrees of protection for intellectual property and the instability of foreign economies and governments. In addition, fluctuations in foreign exchange rates can adversely affect the Company's business, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Regulation."

COMPETITION

Motion picture and television production and distribution are highly competitive businesses. The Company faces competition from companies within the motion picture and television industry and alternative forms of leisure activities. The Company competes with other film studios, independent production companies and others for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public's interest in its products. Many of the Company's competitors, particularly the other major studios, have greater financial and other resources than the Company. Further, the independent production companies may have less overhead than the Company. Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels which can provide both means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by the Company's competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, and that may reduce the Company's share of gross box office admissions and may make it more difficult for the Company's films to succeed. In addition, television networks are now producing more programs internally and thus may reduce such networks' demand for programming from other parties.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures and television programming. See "The Industry" and "Business-- Competition."

OWNERSHIP AND CONTROL OF PRINCIPAL STOCKHOLDERS

Depending upon the number of shares purchased by others, upon completion of the Rights Offering, the Tracinda Group will beneficially own between approximately
89.5 percent and approximately 95.4 percent of the outstanding Common Stock. As a result, the Tracinda Group, will continue to be the Company's single largest stockholder. In the aggregate, the Tracinda Group, the directors and officers of the Company and affiliates thereof will beneficially own at least 89.8 percent of the Common Stock after completion of the Rights Offering. See "Ownership of Voting Securities."

The Common Stock does not have cumulative voting rights and, since the Tracinda Group will continue to own greater than 50 percent of the outstanding Common Stock after the issuance of Shares pursuant to the Rights Offering, the Tracinda Group will have the ability to elect the entire Board of Directors of the Company, subject to the agreement discussed immediately below. The Tracinda Group and Mr. Mancuso have agreed to vote all of the shares of the Common Stock beneficially owned by them and take any necessary or desirable action within their control so that the Board of Directors of the Company consists of nine members (subject to the provision discussed below), up to four of whom are nominated by Tracinda (depending on the number of shares of the Common Stock beneficially owned by the Tracinda Group), two of whom are nominated by the Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso so long as he serves as the Chief Executive Officer of the Company), and three "independent directors," of which there currently is one, who are nominated by a majority of the Board of Directors of the Company (which majority, so long as the Tracinda Group beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who are not affiliated or associated with either Tracinda and otherwise meet the requirements of the NYSE for serving as independent directors; provided, however, that the Tracinda Group is only obligated to vote for nominees selected by the Board of Directors of the Company who are acceptable to Tracinda. The Board of Directors of the Company may determine to reduce the size of the Board of Directors to eight persons, in which case the number of independent directors will be reduced to two. The foregoing agreement to vote will remain in effect until November 2012. In addition to electing directors, Tracinda, on its own or together with Mr. Mancuso, will be able to determine the outcome of other matters submitted to the stockholders of the Company, such as the approval of significant transactions. See "Ownership of Voting Securities--Investors Shareholder Agreement."

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

The Board of Directors of the Company is authorized, without any vote or further action by the stockholders of the Company, to fix the rights and preferences of and issue up to 25 million shares of preferred stock (and the rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the issuance of any such preferred stock). The foregoing may make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

Upon consummation of the Rights Offering and the exercise in full of the Rights, the Company will have approximately 150,672,437 shares of the Common Stock outstanding. The Shares acquired upon the exercise of the Rights will be freely transferable under the Securities Act, except for Shares acquired by the Tracinda Group or other "affiliates," as that term is defined under the Securities Act, which will be subject to certain limitations on resale. Of the 65,823,952 shares outstanding as of October 26, 1998, 56,765,655 shares are "restricted securities" within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act and 59,191,526 shares are held by "affiliates." These shares, together with any Shares acquired by Tracinda or any other affiliate pursuant to the Rights Offering, may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of restricted or affiliate shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock (approximately 1,506,724 shares immediately after the Rights Offering) and the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company.
Rule 144(k) provides that a person who is not deemed an affiliate and who has beneficially owned restricted shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

In addition, as of October 26, 1998 the Company has granted outstanding employee stock options to purchase an aggregate of 7,456,520 shares of the Common Stock, has granted stock options to each of Tracinda and Celsus (a financial advisor to Seven) to purchase 156,251 shares of the Common Stock, and has authorized the issuance of up to 100,000 shares of the Common Stock to non-employee Directors. See "Management--Incentive and Bonus Plans" and "Management--Director Compensation." Furthermore, the Tracinda Group, Mr. Mancuso and certain other holders of the Common Stock or outstanding options have been granted certain registration rights with respect to the shares of the Common Stock owned by them or to be issued to them (which registration rights have been waived with respect to the Rights Offering). See "Ownership of Voting Securities--Shareholders Agreement." No predictions can be made as to the effect, if any, that public sales of shares of the Common Stock or the availability of shares of the Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, particularly by directors and officers of the Company, or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

CERTAIN OFFERING CONSIDERATIONS

No Revocation; Cancellation of Rights Offering. Once a Holder has exercised its Rights such exercise may not be revoked. If the conditions precedent to the Rights Offering are not satisfied or if the Company elects to withdraw the Rights Offering, the Rights Offering will be cancelled and neither the Company nor the Subscription Agent will have any obligation with respect to the Rights except to return, without interest, any payment received by the Subscription Agent in respect of the Subscription Price. See "The Rights Offering."

Absence of Public Market for Rights; Determination of Subscription Price. There has been no prior market for the Rights and no assurance can be given that a market will develop or, if a market develops, that it will continue. The market price for the Rights may be subject to significant fluctuations. The Subscription Price has been determined by a pricing committee of the Board of Directors and the Special Committee and represents a discount to the market price of the Common Stock on the date the Subscription Price was determined. However, there can be no assurance that the market price of the Common Stock will not decline during or after the Rights Offering or that a subscribing Holder will be able to sell Shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Certificates representing Shares will be delivered as soon as practicable after the Expiration Date. Until such certificates are delivered, subscribing Holders may not be able to sell Shares they have purchased in the Rights Offering. No interest will be paid to Holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of Shares or return of such funds. See "The Rights Offering."

Dilution. A Holder who does not exercise its Basic Subscription Privilege in full will experience a decrease in such Holder's proportionate interest in the equity ownership of the Company. The sale of Rights may not compensate a Holder for all or any part of the reduction in the market value of such Holder's shares of Common Stock, if any, resulting from the Rights Offering. Stockholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights.

                           BACKGROUND OF THE COMPANY

Metro-Goldwyn-Mayer ("Old MGM") was established in 1924 through the merger of Metro Pictures, Goldwyn Pictures and Louis B. Mayer Productions. A corporation wholly owned by Mr. Kerkorian became Old MGM's controlling shareholder in 1969. In 1981 Old MGM acquired UA, which had been formed in 1919 when Mary Pickford, Douglas Fairbanks, D.W. Griffith and Charlie Chaplin joined forces to release their own motion pictures, as well as motion pictures made by independent producers. In 1986 Turner acquired the businesses of Old MGM, and as part of that transaction, Tracinda (and certain of the former stockholders of Old MGM) concurrently acquired UA, including the UA library, from Old MGM. Shortly thereafter, UA reacquired the Metro-Goldwyn-Mayer name and logo and certain other assets from Turner. UA was then renamed MGM/UA Communications Co. ("MGM/UA"). Turner retained the film library created through the pre-1986 operations of Old MGM (the "Old MGM Library").

In November 1990 MGM/UA was acquired by Pathe Communications Corporation ("Pathe") and was renamed MGM-Pathe Communications Co., the predecessor to MGM Studios ("MGM-Pathe"). In May 1992 Credit Lyonnais Bank Nederland N.V. ("CLBN"), Pathe's principal lender, foreclosed on substantially all of the stock of MGM-Pathe following default by Pathe, and such stock was ultimately transferred to CDR.

In July 1993 Frank G. Mancuso was appointed as Chairman and Chief Executive Officer of MGM Studios. In January 1996 CDR announced its intention to sell MGM Studios.

Tracinda, Seven and senior management of MGM Studios formed the Company (then known as P&F Acquisition Corp.) to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 pursuant to the MGM Acquisition. Tracinda is wholly-owned by Mr. Kerkorian.

In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries, including Goldwyn, from Metromedia International Group, Inc. In connection with the Orion Acquisition, the Company obtained the film and television libraries of the Orion Companies consisting of approximately 1,900 film titles and 3,000 television episodes, nearly doubling the size of the Library to its current size of approximately 4,000 film titles and over 8,200 episodes of television programming. The Landmark Theatres owned by Goldwyn were excluded from the Orion Acquisition.

On November 18, 1997, the Company completed the IPO, whereby it issued and sold 9,000,000 new shares of the Common Stock for net proceeds (after expenses of the IPO) to the Company of approximately $165 million. Concurrent with the consummation of the IPO, Tracinda consummated the Tracinda Purchase for an aggregate purchase price of $75 million. In addition, Tracinda acquired an aggregate of 2,429,263 shares of the Common Stock through open market purchases following commencement of the IPO through the date of this Prospectus.

Pursuant to the Tracinda/Seven Purchase Agreement, the Tracinda Group purchased, on September 1, 1998, 16,208,463 shares of the Common Stock from Seven, representing all of the capital stock of the Company held by Seven for a price per share of $24 and an aggregate purchase price of $389 million.

                                USE OF PROCEEDS

The aggregate net proceeds to the Company from the sale of Shares upon exercise of the Rights offered hereby are estimated to be approximately $694 million, after deducting offering expenses payable by the Company. It is currently anticipated that the net proceeds will be used first to repay the indebtedness outstanding under the Bridge Loan and under the revolving portion of the Amended Credit Facility. See "Financing Arrangements" for a description of the Amended Credit Facility. The remaining net proceeds, if any, will be used for general corporate purposes. As of September 30, 1998, the outstanding balance under the Bridge Loan was $100 million and the outstanding balance under the revolving portion of the Amended Credit Facility was $453.0 million. As the Company's current business plan anticipates substantial continued borrowing, some or all of the amounts repaid under the Amended Credit Facility out of the net proceeds are expected to be reborrowed by the Company, subject to compliance with the terms of the facility. If, for example, the PFE Library Acquisition is consummated, the Company expects to reborrow approximately $235 million in January 1999 to finance such transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Financing Arrangements."

                          PRICE RANGE OF COMMON STOCK

The Common Stock has been listed on the NYSE since November 13, 1997 (stock symbol--MGM). The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                              ------------------
                                                                  HIGH       LOW
                                                              -------- ---------
1997
 Fourth Quarter.............................................. $21 7/8  $19 3/8
1998
 First Quarter...............................................  24 1/2   17 1/2
 Second Quarter..............................................  27       21 1/2
 Third Quarter ..............................................  22 3/16  13 7/8
 Fourth Quarter (through October 23, 1998)...................  12        8

The last reported sales price of the Common Stock on the NYSE on October 23, 1998 was $9 7/16 per share. As of June 30, 1998, there were in excess of 2,000 beneficial holders.

                                DIVIDEND POLICY

MGM Studios paid cash dividends to its prior owner in 1995 and 1996 (approximately $19.4 million in the aggregate, to service debt of MGM Studios' parent). The Company has not paid any dividends since 1996. As the Company currently intends to retain any earnings to provide funds for the operation and expansion of its business and for the servicing and repayment of indebtedness, the Company does not intend to pay cash dividends on its Common Stock for the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of the Company to pay cash dividends will be dependent upon the receipt of dividends or other payments from its subsidiaries. In addition, the Amended Credit Facility contains certain covenants which, among other things, restrict the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Financing Arrangements." Any determination to pay cash dividends on the Common Stock in the future will be at the sole discretion of the Company's Board of Directors.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of June 30, 1998, (i) on a historical basis, and (ii) as adjusted to give effect to the Amendment, the PFE Library Acquisition, the Rights Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," as if all of the foregoing had occurred as of June 30, 1998. This table should be read in conjunction with "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                                  -------------------------
                                                   AS OF JUNE 30, 1998
                                                      ACTUAL    AS ADJUSTED
In thousands                                      ----------    -----------
                                                       (UNAUDITED)
DEBT:
  Amended Credit Facility:
    Term loans................................... $  700,000    $  700,000
    Revolving credit facility....................    445,000(1)         --
  Other borrowings...............................     13,304        13,304
                                                  ----------    ----------
    Total debt...................................  1,158,304       713,304
                                                  ----------    ----------
STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value per share,
   125,000,000 shares authorized; as adjusted,
   250,000,000 shares authorized; 65,797,840
   shares issued and outstanding; as adjusted,
   150,646,325 shares issued and outstanding.....        658         1,507
  Additional paid-in capital.....................  1,506,315     2,199,466
  Deficit........................................   (201,585)     (201,585)
  Accumulated other comprehensive income.........        911           911
                                                  ----------    ----------
    Total stockholders' equity...................  1,306,299     2,000,299
                                                  ----------    ----------
    Total capitalization......................... $2,464,603    $2,713,603
                                                  ==========    ==========

---------
(1) As of September 30, 1998 the amount outstanding under the revolving portion of the Amended Credit Facility was $453.0 million. In addition, as of such date $100 million was outstanding under the Bridge Loan.

                              THE RIGHTS OFFERING

THE RIGHTS

The Company is issuing Rights to each Record Date Holder as of the close of business on the Record Date at no charge to the Record Date Holders. Record Date Holders will receive 1.289 Rights for each share of the Common Stock held on the Record Date. The Rights will be evidenced by transferable Subscription Warrants, which are being distributed to each Record Date Holder contemporaneously with the delivery of this Prospectus. Upon execution of a Subscription Warrant, each Rights Holder will agree that the exercise of Rights will be made on the terms and subject to the conditions specified in this Prospectus.

The number of Rights issued to each Record Date Holder will be rounded up to the nearest whole Right. No fractional Rights or cash in lieu thereof will be issued or paid. No Subscription Warrant may be divided in such a way as to permit the Rights Holder to receive a greater number of Rights than the number to which such Subscription Warrant entitles its Holder. However, a depository, bank, trust company or securities broker or dealer holding shares of the Common Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Warrant to obtain a Subscription Warrant for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Record Date Holder on the Record Date.

SUBSCRIPTION PRIVILEGES

Basic Subscription Privilege. Each whole Right will entitle the Rights Holder to purchase one Share at the Subscription Price. In the aggregate, a maximum of 8,915,476 Shares may be purchased pursuant to the Public's Basic Subscription Privilege.

Oversubscription Privilege. Each Holder (other than the Tracinda Group) who exercises the Basic Subscription Privilege in full will also be eligible to subscribe, at the Subscription Price, for additional Shares (subject to proration, as described below) to the extent that any Shares ("Excess Shares") are not subscribed for pursuant to exercises under the Public's Basic Subscription Privilege. If the number of Excess Shares is not sufficient to satisfy all subscriptions pursuant to exercises of the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Holders who have exercised the Oversubscription Privilege, in proportion to the number of Shares each such Holder has purchased pursuant to the Basic Subscription Privilege. Only Holders who exercise the Basic Subscription Privilege in full with respect to all Rights held by such Holders on the Expiration Date will be entitled to exercise the Oversubscription Privilege. For purposes of determining if a Holder has fully exercised the Basic Subscription Privilege, only Basic Subscription Privileges held by the Holder in the same capacity will be considered. For example, a Holder holding shares of the Common Stock as an individual need not fully exercise all Basic Subscription Privileges received in respect of shares of the Common Stock held jointly with the Holder's spouse or in respect of shares of the Common Stock held in an individual retirement account. By completing the portion of the Subscription Warrant exercising the Oversubscription Privilege, a Holder will be deemed to have certified that it has fully exercised all Basic Subscription Privileges received in respect of shares of the Common Stock held in the same capacity (other than the Basic Subscription Privileges under any Rights so received which have been transferred by such Holder). A Holder's election to exercise the Oversubscription Privilege must be made at the time such Holder exercises the Basic Subscription Privilege in full.

In order to exercise the Oversubscription Privilege, banks, brokers and other nominee Holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and the Company the number of shares held on the Record Date on behalf of each such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of each such beneficial owner, that each such beneficial owner's Basic Subscription Privilege held in the same capacity has been exercised in full and the number of Shares subscribed for pursuant to the Oversubscription Privilege by each such beneficial owner, and to record certain other information received from each such beneficial owner.

SUBSCRIPTION PRICE

The Subscription Price is $8.25 per Share subscribed for (whether pursuant to the Basic Subscription Privilege or the Oversubscription Privilege), payable in cash.

EXPIRATION TIME AND DATE

The ability of Holders to exercise the Basic Subscription Privilege and the Oversubscription Privilege will expire at 5:00 p.m., New York City time, on November 16, 1998, unless extended by the Company, in its sole discretion, but in any event no later than December 16, 1998. Rights not exercised prior to the Expiration Time will expire and such Rights will no longer be exercisable by any Holder. The Company will not be obligated to honor any purported exercise of Rights by Holders received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

PRINCIPAL STOCKHOLDERS; STANDBY AGREEMENT

As of the Record Date, the Tracinda Group beneficially owned approximately 89.5 percent of the outstanding Common Stock, and will receive Rights to subscribe for 75,933,009 Shares in the Rights Offering. Pursuant to the Standby Agreement the Tracinda Group has agreed to consummate the Tracinda Group Purchase, whereby it will exercise its Basic Subscription Privilege with respect to all of the Rights distributed to it and purchase any Unsubscribed Shares. The obligation of the Tracinda Group to complete the Tracinda Group Purchase is subject to the Tracinda Closing Conditions. See "--Conditions to the Rights Offering." The Tracinda Group may be deemed an underwriter for purposes of the Securities Act.

Depending upon the number of Shares purchased by others, upon the completion of the Rights Offering, the percentage of the outstanding shares of the Common Stock beneficially owned by the Tracinda Group, collectively, will range from approximately 89.5 percent to approximately 95.4 percent. If the number of Shares purchased in the Rights Offering by persons other than the Tracinda Group is less than 776,774, then, pursuant to the Tracinda Group Purchase, the Tracinda Group, upon consummation of the Rights Offering, will own more than 95% of the outstanding shares of the Common Stock of the Company. In such case, the Company may be subject to certain "push-down" accounting rules pursuant to Staff Accounting Bulletins Nos. 54 and 73, as a result of which, the Company's balance sheet could be subject to certain purchase accounting adjustments to align, if necessary, the value of its net assets top fair values. Based on current assumptions and estimates, the Company believes that the impact of such "push down" accounting rules would not have a material adverse effect on the Company's financial statements or results of operations.

The Company has agreed to pay or reimburse the Tracinda Group for all out-of-pocket fees and expenses reasonably incurred by the Tracinda Group in connection with its performance under the Standby Agreement and the Rights Offering (including reasonable fees and expenses of legal counsel).

EXERCISE OF RIGHTS

Holders may exercise their Rights by delivering to the Subscription Agent, at the address specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Warrant(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment in full must be made by (i) check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to ChaseMellon Shareholder Services, L.L.C. as Subscription Agent, or (ii) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions at The Chase Manhattan Bank, New York, NY, ABA No. 021 000 021,
Attention: ChaseMellon Shareholder Services Reorg. Account: 323-213057 (Metro-Goldwyn-Mayer Inc.). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of an uncertified check, (ii) receipt by the Subscription Agent of a certified or cashier's check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order or (iii) receipt of collected funds in the Subscription Agent's account designated above.

Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that the payment is received and clears by that time, and are urged to consider in the alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

If a Holder wishes to exercise Rights, but time will not permit the Holder to cause the Subscription Warrant(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, the Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

  (i) the Holder has caused payment in full of the Subscription Price for each Share being subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time;

  (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery") substantially in the form provided with the Instructions as to Use of Subscription Warrants (the

  "Instructions") distributed with the Subscription Warrants, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Holder, the number of Rights represented by the Subscription Warrant(s) held by the exercising Holder, the number of Shares being subscribed for pursuant to the Basic Subscription Privilege and, if any, pursuant to the Oversubscription Privilege and guaranteeing the delivery to the Subscription Agent of the Subscription Warrant(s) evidencing those Rights (and, if applicable for a nominee Holder, the related Nominee Holder Certification) within three NYSE trading days following the date of the Notice of Guaranteed Delivery; and

  (iii) the properly completed Subscription Warrant(s) (and, if applicable for a nominee Holder, the related Nominee Holder Certification), with any signatures guaranteed as required, is received by the Subscription Agent within three NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Warrants at the address set forth above, or may be delivered by telegram or facsimile transmission (telecopier no. (201) 296-4293). To confirm facsimile deliveries, please call (201) 496-4860. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from ChaseMellon Shareholder Services, L.L.C., whose address and telephone numbers are set forth below.

If an exercising Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Holder indicates are being exercised, then the Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment delivered by the Holder, and to the extent that the aggregate Subscription Price payment delivered by the Holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Warrants delivered by the Holder (such excess being the "Subscription Excess"), the Holder will be deemed to have exercised the Oversubscription Privilege to purchase that number of whole Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price (subject to proration, as described above). Any amount remaining after application of the foregoing procedures shall be returned to the Holder as soon as practicable by mail without interest or deduction.

A Holder who subscribes for fewer than all of the Shares represented by its Subscription Warrants may, under certain circumstances, (i) direct the Subscription Agent to attempt to sell its remaining Rights, or (ii) receive from the Subscription Agent a new Subscription Warrant representing the unused Rights. See "--Method of Transferring Rights" below. A Holder's election to exercise its Oversubscription Privilege must be made at the time such Holder exercises its Basic Subscription Privilege in full.

Unless a Subscription Warrant (i) provides that the Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the registered Holder of such Rights as indicated in the Subscription Warrant or (ii) is submitted for the account of an Eligible Institution, signatures on each Subscription Warrant must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association.

Record Date Holders who hold shares of the Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions and certain beneficial owner certifications with respect to their Rights, all as included in the Instructions distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete appropriate Subscription Warrants, and, in the case of any exercise of the Oversubscription Privilege, the related Nominee Holder Certification, and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of the Common Stock or Rights held through such a Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

The Instructions accompanying the Subscription Warrants should be read carefully and followed in detail. Subscription Warrants should be sent with payment to the Subscription Agent. DO NOT SEND SUBSCRIPTION WARRANTS TO THE COMPANY.

The method of delivery of Subscription Warrants and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Holder. If Subscription Warrants and payments are sent by mail, Holders are urged to send these materials by registered mail, properly insured, with return receipt requested, and are urged to allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment prior to the Expiration Time. Because uncertified personal checks may take at least five business days to clear, Holders are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise or any Right because of any defect or irregularity. Subscription Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Warrants or any other required document or incur any liability for failure to give such notification. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of Rights Offering or not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful or materially burdensome. See "--Regulatory Limitation" below.

Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to ChaseMellon Shareholder Services, L.L.C., at 450 W. 33rd Street, 14th Floor, New York, New York 10001 (telephone: banks and brokers (212) 273-8080, collect; all others
(800) 414-2879).

NO REVOCATION

Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, the exercise may not be revoked by such holder.

METHOD OF TRANSFERRING RIGHTS

It is anticipated that the Rights will trade on the NYSE and may be purchased or sold through usual investment channels until the close of business on the last trading day prior to the Expiration Date. There has, however, been no prior trading in the Rights, and no assurance can be given that a trading market will develop or, if a market develops, that the market will remain available throughout the subscription period.

The Rights evidenced by a single Subscription Warrant may be transferred in whole by endorsing the Subscription Warrant for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Warrant (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Warrant properly endorsed for transfer, with instructions to register that portion of the Rights indicated therein in the name of the transferee and to issue a new Subscription Warrant to the transferee evidencing the transferred Rights. In that event, a new Subscription Warrant evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon appropriate instruction from the Holder.

The Rights evidenced by a Subscription Warrant may also be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent the Subscription Warrant properly executed for sale by the Subscription Agent. If only a portion of Rights evidenced by a single Subscription Warrant is to be sold by the Subscription Agent, that Subscription Warrant must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. Orders to sell Rights must be received by the Subscription Agent at or prior to 11:00 a.m., New York City time, on November 11, 1998. Promptly following the Expiration Date, the Subscription Agent will send the Holder a check for the net proceeds from the sale of any Rights sold on behalf of such Holder. If such Rights can be sold, the sale shall be deemed to have been effected at the weighted average sale price of all Rights sold by the Subscription Agent at the request of Holders, less the pro rata portion of any applicable brokerage commissions, taxes and other expenses. No assurance, however, can be given that a market will develop for the Rights or that the Subscription Agent will be able to sell any Rights. The Subscription Agent's obligation to execute orders is subject to its ability to find buyers. If less than all sales orders received by the Subscription Agent can be filled, sales proceeds will be prorated among the Holders requesting such sales based upon the number of Rights each such Holder has requested the Subscription Agent to sell (regardless of when during the period ending November 11, 1998 such requests are received by the Subscription Agent.) If the Rights cannot be sold by the Subscription Agent by 5:00 p.m. New York City time, on November 11, 1998, they will be returned promptly by mail to the Holder.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Time for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) new Subscription Warrants to be issued and transmitted and (iii) the Rights evidenced by the new Subscription Warrants to be exercised or sold by the recipients thereof. Such amount of time could range from two to ten business days, depending upon the method by which delivery of the Subscription Warrants and payment is made and the number of transactions which the Holder instructs the Subscription Agent to effect. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Warrants or any other required documents are not received in time for exercise or sale prior to the Expiration Time.

A new Subscription Warrant will be issued to a submitting Holder upon the partial exercise or sale of Rights only if the Subscription Agent receives a properly endorsed Subscription Warrant no later than 5:00 p.m., New York City time, on the fifth day prior to the Expiration Date. No new Subscription Warrants will be issued with respect to Subscription Warrants submitted after such time and date. Accordingly, after such time and date a Holder exercising or selling less than all of its Rights will lose the power to sell or exercise its remaining Rights. Unless the submitting Holder makes other arrangements with the Subscription Agent, a new Subscription Warrant issued after 5:00 p.m., New York City time, on the fifth business day before the Expiration Date will be held for pick-up by the submitting Holder at the Subscription Agent's hand delivery address provided herein. All deliveries of newly issued Subscription Warrants will be at the risk of the submitting Holder.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

THOSE RIGHTS NOT EXERCISED BY A HOLDER PRIOR TO THE EXPIRATION TIME WILL EXPIRE AND WILL NO LONGER BE EXERCISABLE.

PROCEDURES FOR DTC PARTICIPANTS

It is anticipated that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"). Rights exercised as part of the Basic Subscription Privilege through DTC are referred to as "DTC Exercised Rights." A Holder of DTC Exercised Rights may exercise the Oversubscription Privilege in respect thereof by properly executing and delivering to the Subscription Agent, at or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form and a Nominee Holder Certification, together with payment of the appropriate Subscription Price for the number of Shares for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from ChaseMellon Shareholder Services, L.L.C. at the telephone numbers above.

SUBSCRIPTION AGENT

The Subscription Agent is ChaseMellon Shareholder Services, L.L.C.

The Subscription Agent's address, which is the address to which the Subscription Warrants and payment of the Subscription Price must be delivered, as well as the address to which Nominee Holder Certifications and Notices of Guaranteed Delivery and DTC Participant Oversubscription Exercise Forms (each as described herein) must be delivered, is:

          IF BY MAIL:                        IF BY HAND:                IF BY OVERNIGHT COURIER:
    ChaseMellon Shareholder            ChaseMellon Shareholder           ChaseMellon Shareholder
        Services, L.L.C.                  Services, L.L.C.                  Services, L.L.C.
                                                                     85 Challenger Road--Mail Drop--
      Post Office Box 3301            120 Broadway, 13th Floor                    Reorg
   South Hackensack, NJ 07606         New York, New York 10271          Ridgefield Park, NJ 07660
Attn: Reorganization Department    Attn: Reorganization Department   Attn: Reorganization Department

The Subscription Agent's facsimile number is (201) 296-4293. The telephone number for confirmation of receipt of facsimiles is (201) 496-4860.

The Company will pay the fees and expenses of the Subscription Agent (except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of Rights by the Subscription Agent, all of which will be for the account of the transferor of the Rights) and has also agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with the Rights Offering.

APPROVAL OF THE RIGHTS OFFERING

As a result of the factors mentioned in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," the Board of Directors of the Company, at a meeting on July 22, 1998, approved the raising of $250 million of additional equity capital. The Board of Directors also appointed Mr. Francis Ford Coppola, the independent member of the Board of Directors, as the Special Committee to review the advisability of proceeding with the Rights Offering in light of the financing alternatives available to the Company.

The Special Committee retained Hambrecht & Quist as its independent financial advisor and Brobeck, Phleger & Harrison LLP as its independent legal counsel. On July 29, 1998, after receiving advice from its advisors and considering various factors and alternatives, the Special Committee approved the Rights Offering, subject to the full Board of Directors also approving the Rights Offering and subject to the Special Committee and a pricing committee of the Board of Directors approving the specific terms of the Rights Offering. The full Board of Directors also approved the Rights Offering on July 29, 1998. On August 19, 1998, the Special Committee (subject to approval of the full Board of Directors) and the full Board of Directors approved an increase in the size of the Rights Offering to $500 million. In connection with the PFE Library Acquisition, a further increase in the size of the Rights Offering to $700 million was approved on October 21, 1998. As noted above, the PFE Library Acquisition is subject to certain conditions. If the PFE Library Acquisition is not consummated, the additional proceeds generated by the increase in the size of the Rights Offering to $700 million will provide additional working capital for the Company.

Some of the factors considered by the Board of Directors and the Special Committee include: the capital requirements of the Company; the advice of J.P. Morgan & Co., as financial advisor to the Company, as well as Hambrecht & Quist, the independent financial advisor to the Special Committee; the strategic alternatives available to the Company for the raising of capital; the market price of the Common Stock, both before and after the announcement of equity offering; the business prospects for the Company; and the general condition of the securities markets.

DETERMINATION OF SUBSCRIPTION PRICE

The Subscription Price has been determined by a pricing committee of the Board of Directors, with the approval of the Special Committee, and represents a discount to the market price of a share of the Common Stock on the date that the Subscription Price was determined. Factors considered by the pricing committee and the Special Committee in determining the Subscription Price included those described under "--Approval of the Rights Offering." There can be no assurance that the market price for the Common Stock during the Rights Offering will be equal to or above the Subscription Price, or that, following the issuance of the Rights and of the Shares upon an exercise of the Rights, a subscribing Holder will be able to sell Shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES

In connection with the Rights Offering and pursuant to the Amendment, the Company will amend its Amended and Restated Certificate of Incorporation in order to increase the number of shares of the Common Stock authorized thereunder from 125,000,000 to 250,000,000. The Amendment is designed to ensure that the Company will have enough authorized shares to effect the Rights Offering and to allow for other future issuances by the Company. The Amendment has been approved by the Board of Directors of the Company and the Tracinda Group, which represents a majority of the outstanding Common Stock. Pursuant to
Section 228 of the Delaware General Corporation Law ("DGCL"), the Company is notifying all holders of Common Stock of this action by way of this Prospectus (which also serves as an Information Statement pursuant to Rule 14c-2 under the Exchange Act). The approval by the Tracinda Group (in the form of a written consent) is sufficient to satisfy the applicable requirements under Delaware law that the Amendment be approved by the stockholders of the Company. No further approval by or meeting of holders of the Common Stock is required in connection with the Amendment. Thus, the Company is not soliciting any proxies or consents in connection with the Amendment. The Amendment will take effect on or promptly after the Expiration Date (and, in any event, prior to the issuance of the Shares).

NO APPRAISAL RIGHTS

Record Date Holders will not have any appraisal rights in connection with the Amendment or the Rights Offering.

NO RECOMMENDATION TO HOLDERS

An investment in the Common Stock must be made pursuant to each investor's evaluation of its, his or her best interests. Accordingly, none of the Board of Directors of the Company, the Special Committee, the Dealer Managers, Hambrecht & Quist or the Tracinda Group makes any recommendation to Holders regarding whether they should exercise their Rights.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

Subscription Warrants will not be mailed to Record Date Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for such Holders' accounts. To exercise their Rights, such Holders must notify the Subscription Agent prior to 11:00 a.m., New York City time, on November 12, 1998, at which time (if no contrary instructions have been received) the Rights represented thereby will be sold, subject to the Subscription Agent's ability to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all Rights sold by the Subscription Agent. See "--Method of Transferring Rights." If the Rights can be sold, a check for the proceeds from the sale of any Rights, less a pro rata portion of any applicable brokerage commissions, taxes and other expenses, will be remitted to such Holders by mail. The proceeds, if any, resulting from sales of Rights pursuant to the Basic Subscription Privilege of Holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held in a non-interest bearing account. Any amount remaining unclaimed on the second anniversary of the Expiration Date will be turned over to the Company.

REGULATORY LIMITATION

The Company will not be required to issue Shares pursuant to the Rights Offering to any Holders who in the opinion of the Company would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such Shares if, at the Expiration Time, this clearance or approval has not been obtained.

EFFECT OF RIGHTS OFFERING ON STOCK OPTIONS OF THE COMPANY

The number of shares of Common Stock subject to the various outstanding stock options issued by the Company (and the aggregate number of shares reserved under the Company's various stock incentive plans) will not be adjusted in connection with the Rights Offering. However, as described under "Management-- Incentive and Bonus Plans," certain options and Bonus Interests (as such term is defined below) granted under the 1996 Incentive Plan and the Senior Management Bonus Plan (as such terms are defined below) are being adjusted pursuant to the Options Repricing and the Bonus Interests Repricing (as such terms are defined below), respectively.

WITHDRAWAL

The Company reserves the right to withdraw the Rights Offering at any time prior to the Effective Time and for any reason, in which event all funds received from Holders will be returned without interest.

ISSUANCE OF COMMON STOCK

Certificates representing Shares purchased pursuant to the Rights Offering will be issued to subscribers as soon as practicable after the Expiration Date. Funds delivered to the Subscription Agent in payment of the Subscription Price shall be retained by the Subscription Agent, and will not be delivered to the Company, until the consummation of the Rights Offering and the issuance of such certificates. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Shares which such Holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder will be returned to such Holder as soon as practicable after the Expiration Date. No interest will be paid to Holders on funds paid to the Subscription Agent, regardless of whether such funds are applied to the Subscription Price or returned to the Holders. Holders will have no rights as stockholders of the Company with respect to Shares subscribed for until certificates representing such Shares are issued to them. Unless otherwise instructed in the Subscription Warrant, certificates for Shares issued pursuant to the exercise of Rights will be registered in the name of the Holder exercising such Rights.

CONDITIONS TO THE RIGHTS OFFERING

The consummation of the Tracinda Group Purchase is a condition to the consummation of the Rights Offering. The Standby Agreement provides that the obligation of the Tracinda Group to consummate the Tracinda Group Purchase is subject to certain conditions, including the condition that there shall have been no material adverse change in or affecting the business, prospects, financial position, stockholders' equity or results of operations of the Company except to the extent any such changes result from changes in general economic conditions or the decline in prices of stocks generally (collectively, the "Tracinda Closing Conditions").

If the Tracinda Group does not consummate the Tracinda Group Purchase, the Subscription Agent will promptly return, without interest, all funds received by it in payment of the Subscription Price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the Company (including its predecessor) presented below for each of the years ended December 31, 1993 through 1995, the period from January 1 to October 10, 1996, the period from October 11 to December 31, 1996 and the year ended December 31, 1997 have been derived from the audited Consolidated Financial Statements of the Company. The audited Consolidated Financial Statements of MGM Studios for the period from January 1 through October 10, 1996 and the Company for the period from October 11 to December 31, 1996 and for the year ended December 31, 1997 were audited by Arthur Andersen LLP, independent public accountants. The audited Consolidated Financial Statements of MGM Studios for the years ended December 31, 1995 and 1994 were audited by PricewaterhouseCoopers LLP, independent accountants. The audited Consolidated Financial Statements of MGM Studios for the year ended December 31, 1993 were audited by KPMG Peat Marwick LLP, independent accountants.

The selected consolidated financial data as of and for the six month periods ended June 30, 1997 and 1998 have been derived from unaudited consolidated financial statements of the Company and include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the Company's financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results for the year.

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto for the Company included elsewhere in this Prospectus.

                   -------------------------------------------------------------------------------------------------------
                                 (PREDECESSOR)                                           (SUCCESSOR)
                   --------------------------------------------------   --------------------------------------------------
                      YEAR ENDED DECEMBER 31,            JANUARY 1 TO   OCTOBER 11 TO   YEAR ENDED    SIX MONTHS ENDED
                                                          OCTOBER 10,    DECEMBER 31, DECEMBER 31,    JUNE 30,    JUNE 30,
                        1993          1994        1995           1996         1996(3)      1997(3)     1997(3)     1998(3)
                   ---------     ---------   ---------   ------------   ------------- ------------   ---------   ---------
                                                                                                         (UNAUDITED)
In thousands, except
share and per share
data
STATEMENT OF
 OPERATIONS DATA
Revenues.........  $ 538,887     $ 597,121   $ 860,971    $ 912,706      $   228,686  $   831,302    $ 351,014   $ 597,661
Expenses:
Feature films and
 television
 distribution....    700,134       668,516     894,280      953,820          195,076      799,539      317,912     571,780
General corporate
 administration
 expenses........     75,745        49,314      64,175       60,056           18,319       87,644       35,140      50,651
Goodwill
 amortization....     14,876        14,876      14,876       11,570            1,717       11,230        3,821       6,922
Provision for
 impairment......         --            --          --      563,829(2)            --           --           --          --
                   ---------     ---------   ---------    ---------      -----------  -----------    ---------   ---------
                     790,755       732,706     973,331    1,589,275          215,112      898,413      356,873     629,353
                   ---------     ---------   ---------    ---------      -----------  -----------    ---------   ---------
Operating income
 (loss)..........   (251,868)     (135,585)   (112,360)    (676,569)          13,574      (67,111)      (5,859)    (31,692)
Interest expense,
 net of amounts
 capitalized.....    (87,472)      (33,860)    (66,386)     (71,375)          (9,875)     (53,105)     (20,599)    (38,428)
Interest and
 other income,
 net.............      1,020         2,070      10,372        3,179              813        2,447        1,388       1,745
                   ---------     ---------   ---------    ---------      -----------  -----------    ---------   ---------
Income (loss)
 from continuing
 operations
 before provision
 for income
 taxes...........   (338,320)     (167,375)   (168,374)    (744,765)           4,512     (117,769)     (25,070)    (68,375)
Provision for
 income taxes....     (6,725)       (3,877)       (935)        (273)          (4,346)     (10,345)      (3,935)     (5,262)
                   ---------     ---------   ---------    ---------      -----------  -----------    ---------   ---------
Income (loss)
 from continuing
 operations......  $(345,045)(4) $(171,252)  $(169,309)   $(745,038)     $       166  $  (128,114)   $ (29,005)  $ (73,637)
                   =========     =========   =========    =========      ===========  ===========    =========   =========
Earnings (loss)
 per share:
 Basic...........                                                        $       .01  $     (4.47)   $   (1.73)  $   (1.12)
 Diluted.........                                                        $       .00  $     (4.47)   $   (1.73)  $   (1.12)
OTHER OPERATING
 DATA (UNAUDITED)
Cash flow from
 operating
 activities......  $  80,455     $ 216,289   $ 371,657    $ 343,137      $    61,328  $   245,318    $ 160,056   $ 247,213
Cash flow from
 investing
 activities......   (253,371)     (464,031)   (710,812)    (380,142)      (1,390,861)  (1,285,674)    (280,604)   (495,349)
Cash flow from
 financing
 activities......    182,704       239,965     328,029       44,852        1,345,394    1,028,784      124,678     267,794
EBITDA(/1/)......   (222,118)     (103,499)    (81,588)     (87,289)          16,709      (49,098)       1,198     (20,848)
Capital
 expenditures....     15,578         9,099       9,376        6,901            2,079        9,555        5,294       7,119
Depreciation
 expense.........      2,999         5,335       4,021        4,645            1,418        6,783        3,236       3,922


                   -------------------------------------------------------------------------------------------------------
                                 (PREDECESSOR)                                           (SUCCESSOR)
                   --------------------------------------------------   --------------------------------------------------
                                                                AS OF
                        AS OF DECEMBER 31,                OCTOBER 10,       AS OF DECEMBER 31,         AS OF JUNE 30,
                        1993          1994        1995           1996         1996(3)      1997(3)     1997(3)     1998(3)
                   ---------     ---------   ---------   ------------   ------------- ------------   ---------   ---------
                                                                                                         (UNAUDITED)
In thousands
BALANCE SHEET
 DATA
Cash and cash
 equivalents.....  $  36,773     $  28,797   $  17,128    $  24,717      $    16,381  $     3,978    $  20,255   $  23,512
Film and
 television
 costs, net......  1,343,931     1,412,607   1,565,438    1,006,402        1,099,201    1,867,126    1,263,073   1,993,093
Total assets.....  2,142,562     2,235,622   2,440,254    1,744,234        1,774,668    2,822,654    1,806,574   2,947,816
Bank and other
 debt............    555,915       876,866   1,217,316    1,229,499          444,427      890,508      566,258   1,158,304
Stockholders'
 equity..........    984,607       829,059     659,499           --          903,122    1,378,555      876,708   1,306,299
Cash dividends...         --            --      15,448        3,995               --           --           --          --

---------
(1) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")). EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing the Company's financial performance. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) The proceeds from the sale of MGM Studios were insufficient to recover the net asset value of MGM Studios on the date of the disposition by CDR. Accordingly, the Company recorded a provision for impairment of intangible assets of $563.8 million.
(3) Financial data presented for periods subsequent to October 10, 1996 reflect the effect of the MGM Acquisition on the consolidated results of operations and from July 11, 1997 include the results of operations resulting from the Orion Acquisition.
(4) Before extraordinary items.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed statement of operations for the year ended December 31, 1997 gives effect to the Orion Acquisition as if it had occurred on January 1, 1997.

On July 10, 1997 the Company acquired all of the outstanding capital stock of Orion and certain of its subsidiaries, for an aggregate consideration of $573 million. The Company financed the Orion Acquisition through (i) the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate consideration of $360 million and (ii) borrowings by Orion under Orion's principal credit facility.

The unaudited pro forma condensed statement of operations is based on the historical financial statements of the Company for the year ended December 31, 1997, including the results of operations of Orion from July 10, 1997, the date of the Orion Acquisition, and Orion for the period from January 1, 1997 through July 10, 1997 and the assumptions and adjustments described in the accompanying notes. The Company believes that the assumptions on which the unaudited pro forma condensed statement of operations is based are reasonable. The unaudited pro forma condensed statement of operations is provided for informational purposes only and do not purport to represent what the Company's financial position or results of operations actually would have been if the foregoing transactions occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma condensed statement of operations should be read in conjunction with the Consolidated Financial Statements and the related notes thereto for the Company and Orion, included elsewhere in this Prospectus.

                            METRO-GOLDWYN-MAYER INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997

                          --------------------------------------------------------------------------
                                                              ORION
                             COMPANY          ORION  OPERATIONS NOT    PRO FORMA
                          HISTORICAL  HISTORICAL(1)  ACQUIRED(1)(2)  ADJUSTMENTS      PRO FORMA
                          ----------  -------------  --------------  -----------     ----------
In thousands, except
share and per share data
REVENUES................   $ 831,302       $ 90,910        $(28,793)    $     --      $ 893,419
OPERATING EXPENSES
Film and television
 production and
 distribution...........     799,539         99,181         (22,804)     (17,518)(3)    858,398
General corporate
 administration expense.      87,644         22,046          (4,869)          --        104,821
Goodwill amortization...      11,230          2,240              --        1,549 (4)     15,019
                          ----------       --------     ----------     --------      ----------
 Total operating
  expenses..............     898,413        123,467         (27,673)     (15,969)       978,238
                          ----------       --------     ----------     --------      ----------
Operating loss..........     (67,111)       (32,557)         (1,120)      15,969        (84,819)
NON-OPERATING INCOME AND
 EXPENSE
Interest expense, net of
 amounts capitalized ...     (53,105)       (10,822)            412       (1,741)(5)    (65,256)
Interest and other
 income, net............       2,447             --              --           --          2,447
                          ----------       --------     ----------     --------      ----------
 Total non-operating
  income (expense)......     (50,658)       (10,822)            412       (1,741)       (62,809)
                          ----------       --------     ----------     --------      ----------
Loss before taxes.......    (117,769)       (43,379)           (708)      14,228       (147,628)
(Provision) benefit for
 income taxes...........     (10,345)          (400)              9           --        (10,736)
                          ----------       --------     ----------     --------      ----------
Net loss................   $(128,114)      $(43,779)       $   (699)    $ 14,228      $(158,364)
                          ==========       ========     ==========     ========      ==========
Pro forma loss per
 share(5)...............   $   (4.47)                                                 $   (2.91)
                          ==========                                                 ==========
Pro forma weighted
 average number of
 common shares
 outstanding(5).........  28,634,362                                                 54,458,427
                          ==========                                                 ==========

                            METRO-GOLDWYN-MAYER INC.

         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                               DECEMBER 31, 1997

(1) The information pertains to the period from January 1, 1997 through June 30, 1997. Information from July 1, 1997 to July 10, 1997, the date of the Orion Acquisition, has not been included, as it is not deemed to be material.
(2) To eliminate the Landmark Theatre operations not acquired in the Orion Acquisition.
(3) To adjust film cost amortization for new basis in the Orion film library. The revaluation of the Orion film library was based upon projected future discounted net cash flows from the underlying assets, in accordance with GAAP. In addition, the ultimate revenue projections for the Orion film library were revised accordingly, resulting in an amortization period not to exceed 20 years.
(4) To adjust goodwill amortization from the historical amortization period of 25 years to the pro forma amortization period of 40 years.
(5) To adjust interest expense to reflect the application of the $360 million equity contribution made as part of the Orion Acquisition.
(6) Computes loss per share as if the Orion Acquisition and the conversion in connection with the IPO of all outstanding shares of the Company's preferred stock occurred as of the beginning of the period presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes thereto and other financial information contained elsewhere in this Prospectus. See also "Summary--Recent
Developments--Operating Results for the Quarter Ended September 30, 1998."

GENERAL

The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programming.

SOURCES OF REVENUE

The principal sources of motion picture industry revenue are the domestic and international distribution of motion pictures, including theatrical exhibition, home video and television (network, syndication, basic cable, pay and pay-per-view). Over the last decade, the relative contributions of these components of revenues have changed dramatically. Although revenues from domestic theatrical distribution have increased, growth in total motion picture industry revenues has resulted predominantly from increased revenues derived from the distribution of motion pictures internationally as well as from other media and distribution channels.

The Company's feature films are exploited through a series of sequential domestic and international distribution channels, typically beginning with theatrical exhibition. Thereafter, feature films are first made available for home video generally six months after theatrical release; for pay television, one year after theatrical release; and for syndication, approximately three to five years after theatrical release. The Company's television programming is produced for initial broadcast on either pay, syndicated or network television in the United States, followed by international territories and, in some cases, worldwide video markets.

The Company distributes its motion picture and television productions in foreign countries and, in recent years, has derived approximately 40 percent of its revenues from foreign sources. Approximately 25 percent of the Company's revenues are denominated in foreign currencies. In addition, the Company incurs certain operating and production costs in foreign currencies. As a result, fluctuations in foreign currency exchange rates can adversely affect the Company's business, results of operations and cash flows. The Company, in certain instances, enters into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of its firm commitments and certain anticipated foreign currency cash flows. These contracts generally mature within one year. The Company does not enter into foreign currency contracts for speculative purposes. Realized gains and losses on contracts that hedge anticipated future cash flows were not material in any of the periods presented herein. Deferred gains and losses on foreign exchange contracts as of June 30, 1998 were not material. See
"Risks Factors--Risks of International Distribution."

COST STRUCTURE

General. In the motion picture industry, the largest component of the cost of producing a motion picture generally is the negative cost, which includes the "above-the-line" and "below-the-line" costs of producing the film. Above-the-line costs are costs related to the acquisition of picture rights and the costs associated with the producer, the director, the writer and the principal cast. Below-the-line costs are the remaining costs involved in producing the picture, such as film studio rental, principal photography, sound and editing.

Distribution expenses consist primarily of the costs of advertising and preparing release prints. The costs of advertising associated with a major domestic theatrical motion picture release are significant and typically involve national and target market media campaigns, as well as public appearances of a film's stars. These advertising costs are separate from the advertising costs associated with other domestic distribution channels and the international market.

The major studios generally fund production costs from cash flow generated by motion picture and related distribution activities or bank and other financing methods. Over the past decade, expenses in the motion picture industry have increased rapidly as a result of increased production costs and distribution expenses. Additionally, each of the major studios must fund substantial overhead costs, consisting primarily of salaries and related costs of the production, distribution and administrative staffs, as well as facilities costs and other recurring overhead. See "Risk Factors--Risks of Motion Picture and Television Production."

Participations and Residuals. In connection with the production and distribution of a motion picture, major studios generally grant contractual rights to actors, directors, screenwriters, producers and other creative and financial contributors to share in the gross receipts or contractually defined net profits from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recouped in full.

Major studios also typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild ("SAG"), the Directors Guild of America (the "DGA") and the Writers Guild of America (the "WGA"). The residual payments are made on a picture-by-picture basis with respect to the exploitation of a motion picture in markets other than the primary intended markets for such picture and are calculated as a percentage of the gross revenues derived from the exploitation of the picture in these ancillary markets.

The Company's cost structure for motion pictures generally follows the industry structure described above. For a discussion of television programming cost structure see "The Industry--The Television Industry."

In recent years the Company has experienced significant fluctuations in the level of its production activities. In July 1993 a new management team was brought into MGM Studios with a mandate to increase its production and distribution activities in anticipation of the eventual sale of MGM Studios. As a result, production and distribution expenditures increased substantially in 1994 and 1995. Starting in January 1996 and continuing throughout the Sale Period, no new production was approved, and accordingly, production expenditures on new films decreased significantly during 1996. Following the MGM Acquisition in October 1996, production activity increased as the Company resumed a normalized production and distribution level. These fluctuations in production and distribution expenditures had a material impact on operating results and cash flows during the related periods and will continue to do so at least through the end of 1999.

INDUSTRY ACCOUNTING PRACTICES

Revenue Recognition. Revenues from theatrical distribution of feature motion pictures are recognized on the dates of exhibition. Revenues from home video distribution, together with related costs, are recognized in the period in which the product is available (assuming it has been shipped) for sale at the retail level. Revenues from television distribution are recognized when the motion picture or television program is available to the licensee for broadcast.

Accounting for Motion Picture and Television Costs. In accordance with GAAP and industry practice, the Company amortizes film and television programming costs using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. A typical film or television program recognizes a substantial portion of its ultimate revenues within the first two years of release. By then, a film has been exploited in the domestic and international theatrical markets and the domestic and international home video markets, as well as the domestic and international pay television and pay-per-view markets, and a television program has been exploited on network television or in first-run syndication. A similar portion of the film's or television program's capitalized costs should be expected to be amortized accordingly, assuming the film or television program is profitable.

The commercial potential of individual motion pictures and television programming varies dramatically, and is not directly correlated with production or acquisition costs. Therefore, it is difficult to predict or project a trend of the Company's income or loss. However, the likelihood of the Company reporting losses, particularly in the year of a motion picture's release, is increased by the industry's method of accounting which requires the immediate recognition of the entire loss (through increased amortization) in instances where it is estimated the ultimate revenues of a motion picture or television program will not recover the Company's costs. On the other hand, the profit of a profitable motion picture or television program must be deferred and recognized over the entire revenue stream generated by that motion picture or television program. This method of accounting may also result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on the Company's release schedule and the relative performance of individual motion pictures or television programs. For films released by the Company since January 1994 which resulted in feature film write-downs in the period of initial release, subsequent performance as it relates to this group of films has not resulted in additional material write-downs. As a result of the lack of movie production and distribution during the Sale Period, the Company expects to experience lower revenues at least through the end of 1999, and thus the fluctuations caused by this accounting method may have a greater impact, than otherwise might be the case.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997
The following table sets forth the Company's operating results for the six months ended June 30, 1998 and 1997. Prior year results are not comparable to results in the current year periods due to the acquisition of Orion on July 10, 1997.

                                                         ---------------------
                                                              SIX MONTHS ENDED
                                                                      JUNE 30,
                                                               1998        1997
In thousands                                             ---------   ---------
                                                              (UNAUDITED)
Revenues:
 Feature films..........................................  $471,297    $296,197
 Television programs....................................   105,839      47,914
 Other..................................................    20,525       6,903
                                                         ---------   ---------
  Total revenues........................................  $597,661    $351,014
                                                         =========   =========
Operating income (loss):
 Feature films..........................................  $ 18,103    $ 48,546
 Television programs....................................     9,417      (3,215)
 Other..................................................    (1,639)    (12,229)
 General and administration expenses....................   (50,651)    (35,140)
 Goodwill amortization..................................    (6,922)     (3,821)
                                                         ---------   ---------
Operating loss..........................................   (31,692)     (5,859)
Interest expense, net of amounts capitalized............   (38,428)    (20,599)
Interest and other income (expense), net................     1,745       1,388
                                                         ---------   ---------
Loss before provision for income taxes..................   (68,375)    (25,070)
Income tax provision....................................    (5,262)     (3,935)
                                                         ---------   ---------
Net loss................................................  $(73,637)   $(29,005)
                                                         =========   =========

Feature Films. Feature film revenues increased by $175.1 million, or 59 percent, to $471.3 million in the six months ended June 30, 1998 (the "1998 Period") compared to the six months ended June 30, 1997 (the "1997 Period"). Explanations for the increase in revenues are discussed in the following paragraphs.

Worldwide theatrical revenues increased by $170.7 million to $184.2 million in the 1998 Period due to significant worldwide theatrical revenues earned by Tomorrow Never Dies and The Man In The Iron Mask, as well as the release in the domestic theatrical marketplace of Species 2 and Dirty Work, among others. In the 1997 Period, the Company released Turbulence, Zeus and Roxanne, Warriors of Virtue and Touch in the domestic marketplace, and had no other significant worldwide theatrical revenues. Overall, in the 1998 Period the Company released eight new feature films domestically and three new films internationally, as compared to four films released domestically and no new films in initial release internationally in the 1997 Period.

Worldwide home video revenues decreased by $2.1 million, or 1 percent, to $177.2 million in the 1998 Period, which included the release in the domestic rental market of Tomorrow Never Dies, Red Corner and Hoodlum, among others, as compared to the release of Kingpin and Fled in the domestic rental market in the 1997 Period as well as the sell-through release of Larger Than Life. Although domestic home video revenues increased due to the significant revenues generated by the release of Tomorrow Never Dies as well as the distribution in the 1998 Period of the Orion library, which was not distributed in the 1997 Period as the Company did not acquire Orion until July 10, 1997, international home video revenues were lower in the 1998 Period due to fewer new home video releases internationally than in the 1997 Period, which included significant revenues from the releases of GoldenEye, Get Shorty and The Birdcage, among others.

Worldwide pay television revenues from feature films decreased by $5.3 million, or 11 percent, to $44.4 million in the 1998 Period, primarily due to the delivery in the 1997 Period of The Birdcage in the domestic marketplace. There were no comparable releases in the 1998 Period. Network television revenues from feature films decreased by $3.0 million, or 24 percent, to $9.3 million in the 1998 Period, principally due to the delivery of only three new films to network television in the 1998 Period as compared to five new films delivered in the 1997 Period. Worldwide syndicated television revenues from feature films increased by $9.0 million, or 22 percent, to $50.5 million in the 1998 Period principally due to higher international library sales and from the distribution of the Orion film library in the 1998 Period.

Other feature film revenues increased $5.8 million in the 1998 Period due to miscellaneous rebates and other income collected in the period.

Operating income from feature films decreased by $30.5 million, or 63 percent, to $18.1 million in the 1998 Period as compared to the 1997 Period. The decrease in operating results in the 1998 Period reflects feature film write-downs on certain releases of $33.6 million, partially offset by the profit from the films Tomorrow Never Dies and The Man In The Iron Mask. There were no feature film write-downs in the corresponding 1997 Period.

Television Programming. Television programming revenues increased by $57.9 million, or 121 percent, to $105.8 million in the 1998 Period as compared to the 1997 Period. Network television revenues were $24.6 million in the 1998 Period, consisting of the deliveries of the new series The Magnificent Seven, the television miniseries Creature and one made-for-television movie. There were no series or television movies on network television in the 1997 Period. Worldwide pay television revenues increased by $2.5 million, or 17 percent, to $17.5 million in the 1998 Period, which included three series in broadcast on domestic pay television, The Outer Limits, Poltergeist and Stargate SG-1, as compared to two series, The Outer Limits and Poltergeist, and one made-for-television movie in the 1997 Period. Worldwide syndicated television revenues increased by $19.8 million, or 74 percent, to $46.5 million in the 1998 Period, primarily due to the addition of the new series Stargate SG-1 and Fame LA in worldwide syndication, and the licensing of the international rights to Creature. Worldwide home video revenues with respect to television programming increased by $3.8 million, or 77 percent, to $8.9 million in the 1998 Period due to the domestic home video release of Garth Brooks Live In Concert and the television movie Twelve Angry Men, as well as the international home video release of Stargate SG-1. The remaining television programming revenue increase of $7.2 million was principally related to a payment received from a third party for the rights to create new episodes of Hollywood Squares.

Operating income from television programming increased by $12.6 million, or 393 percent, to $9.4 million in the 1998 Period as compared to a loss of $3.2 million in the 1997 Period. The increase in operating results in the 1998 Period was principally a result of the aforementioned increase in revenues and the receipt of the Hollywood Squares remake rights payment, partially offset by write-downs of $4.6 million on certain television programming released in the period.

Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses for MGM Studios with relatively limited current operations, as well as music soundtrack and royalty income. The Company recognized an operating loss from other businesses of $1.6 million in the 1998 Period as compared to a loss of $12.2 million in the 1997 Period. Operating results in the 1998 Period include the receipt of a $10.0 million payment associated with the Company's sale of a portion of its investment in a Japanese pay television channel. Expenses in the 1998 Period include interactive product and development costs of $8.2 million, as compared to similar costs of $7.3 million in the 1997 Period. In addition, the 1998 Period includes aggregate losses of $5.8 million on the Company's investment in MGM Gold (Asia), a satellite and cable delivered channel based in Asia whose operations were terminated in April 1998, and the Company's newly launched cable programming joint venture MGM Networks Latin America, as compared to $5.6 million for such start-up losses in the 1997 Period. Music soundtrack and royalty income in the 1998 Period aggregated $2.8 million as compared to $2.0 million in the 1997 Period, respectively.

General and Administration Expenses. General and administration expenses increased by $15.5 million, or 44 percent, to $50.7 million in the 1998 Period as compared to the 1997 Period, primarily due to increased legal and professional fees of $6.4 million related to ongoing litigation, executive severance expenses of $2.6 million and additional overhead charges of $1.0 million associated with the Orion Acquisition, with no corresponding overhead charges in the 1997 Period. Additionally, the 1997 Period benefited from certain insurance recoveries of $3.3 million. There were no such recoveries in the 1998 Period.

Goodwill Amortization. Goodwill amortization increased by $3.1 million, or 81 percent, to $6.9 million in the 1998 Period as compared to the 1997 Period as a result of higher goodwill due to the Orion Acquisition.

Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $17.8 million, or 87 percent, to $38.4 million in the 1998 Period as compared to the 1997 Period, primarily due to higher debt levels associated with the financing of the Orion Acquisition, as well as borrowings for increased operating activities.

Income Tax Provision. The income tax provision of $5.3 million in the 1998 Period and $3.9 million in the 1997 Period primarily reflect foreign remittance taxes attributable to international distribution revenues.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996
In connection with the MGM Acquisition, all of the assets and liabilities of MGM Studios, including the Library, were revalued as of October 10, 1996 under purchase accounting. The revaluation of the Library was based upon projected future discounted net cash flows from the underlying assets, in accordance with GAAP. In addition, the ultimate revenue projections for the Library were revised accordingly, resulting in an amortization period not to exceed 20 years. The combined effect of the Library revaluation and the revision of the ultimate revenue projections resulted in a reduction in the amortization rate in the periods following the MGM Acquisition. Furthermore, the Company completed the Orion Acquisition and has consolidated its results of operations from the July 10, 1997 acquisition date. Consequently, operating results for the year ended December 31, 1997 are not comparable to the corresponding 1996 period. For purposes of presentation and management's discussion and analysis of the changes in financial condition and results of operations for the above periods, the following table combines the January 1, 1996 to October 10, 1996 pre-MGM Acquisition period with the October 11, 1996 to December 31, 1996 post-MGM Acquisition period for comparison to the year-ended December 31, 1997.

The following table sets forth the Company's operating results for the year ended December 31, 1997 and the periods from January 1, 1996 to October 10, 1996 and from October 11, 1996 to December 31, 1996.

                          ------------------------------------------------------
                          (SUCCESSOR)  (PREDECESSOR)  (SUCCESSOR)    (COMBINED)
                                         PERIOD FROM    PERIOD FROM
                            YEAR ENDED JANUARY 1, TO OCTOBER 11, TO   YEAR ENDED
                          DECEMBER 31,   OCTOBER 10,   DECEMBER 31, DECEMBER 31,
                                  1997          1996           1996         1996
In thousands              ------------ ------------- -------------- ------------
                                                                    (UNAUDITED)
Revenues:
 Feature films..........    $ 699,219    $ 815,460       $209,354    $1,024,814
 Television programs....      114,200       82,315         14,413        96,728
 Other..................       17,883       14,931          4,919        19,850
                           ----------   ----------     ----------   -----------
  Total revenues........    $ 831,302    $ 912,706       $228,686    $1,141,392
                           ==========   ==========     ==========   ===========
Operating income (loss):
 Feature films..........    $  65,509    $ (54,268)      $ 37,140   $   (17,128)
 Television programs....       (7,201)      11,412         (4,062)        7,350
 Other..................      (26,545)       1,742            532         2,274
 General and
  administration
  expenses..............      (87,644)     (60,056)       (18,319)      (78,375)
 Goodwill amortization..      (11,230)     (11,570)        (1,717)      (13,287)
 Provision for
  impairment............           --     (563,829)            --      (563,829)
                           ----------   ----------     ----------   -----------
Operating income (loss).      (67,111)    (676,569)        13,574      (662,995)
Interest expense, net of
 amounts capitalized....      (53,105)     (71,375)        (9,875)      (81,250)
Interest and other
 income, net............        2,447        3,179            813         3,992
                           ----------   ----------     ----------   -----------
Income (loss) before
 provision for income
 taxes..................     (117,769)    (744,765)         4,512      (740,253)
Income tax provision....      (10,345)        (273)        (4,346)       (4,619)
                           ----------   ----------     ----------   -----------
Net income (loss).......    $(128,114)   $(745,038)      $    166    $ (744,872)
                           ==========   ==========     ==========   ===========

Feature Films. Feature film revenues decreased by $325.6 million, or 32 percent, to $699.2 million in the year ended December 31, 1997 compared to the year ended December 31, 1996. Explanations for the decrease in revenues are discussed in the following paragraphs.

Worldwide theatrical revenues decreased by $149.5 million, or 59 percent, to $102.9 million in 1997 due to relatively limited worldwide theatrical distribution activity following the sale of the Company on October 10, 1996. In 1997, the Company released 15 new feature films domestically and two films internationally, as compared to 13 films released domestically and eight films internationally in 1996. In 1997 the Company released Hoodlum, Red Corner and Tomorrow Never Dies, which was initially released in December 1997 and will earn a significant portion of its theatrical revenues in 1998. Of the remaining 1997 releases, seven films were produced by Orion and six of these were released in limited distribution only. In 1996, the Company earned significantly higher worldwide theatrical revenues from GoldenEye, The Birdcage, Leaving Las Vegas and Get Shorty.

Worldwide home video revenues decreased by $244.6 million, or 41 percent, to $350.4 million in 1997, which included the domestic releases of Kingpin and Fled in the rental market, as well as the releases of Larger Than Life, The Birdcage and Warriers of Virtue in the sell-through markets. In 1996 significant home video revenues were realized from the releases of GoldenEye, The Birdcage, Get Shorty, Leaving Las Vegas and Showgirls in the rental market, as well as the release of All Dogs Go To Heaven 2 and promotions of the James Bond and Rocky film series in the sell-through market.

Worldwide pay television revenues increased by $13.5 million, or 14 percent, to $107.6 million in 1997, primarily due to the availability of The Birdcage, Kingpin and Fled, among other films, in the domestic pay television market as well as significant international pay television license fees recognized for GoldenEye, The Birdcage and Species. In 1996, the Company realized domestic pay television revenues for GoldenEye, Get Shorty and Species, among others, but earned significantly less in international pay television markets than in 1997. Network television revenues increased $13.2 million to $14.7 million in 1997, which included license fees recognized on the films Stargate, Blown Away, Getting Even With Dad and Speechless, among others. Worldwide syndicated television revenues increased $41.8 million, or 51 percent, to $123.6 million in 1997 principally due to the acquisition of the Orion film library on July 10, 1997, which contributed syndication revenues of $22.7 million in the period, as well as international syndication license fees recognized for Blown Away, Getting Even With Dad and Rob Roy, among others.

Operating income from feature films was $65.5 million in 1997 as compared to a loss of $17.1 million in 1996. The 1997 results reflect a higher operating margin on the Library, which was revalued pursuant to purchase accounting in connection with the MGM Acquisition and yielded lower amortization rates than in 1996. Additionally, there were feature film write-downs of $38.1 million in 1997 with respect to certain theatrical releases in that period as compared to $82.5 million in write-downs on certain theatrical releases in 1996.

Television Programming. Television programming revenues increased by $17.5 million, or 18 percent, to $114.2 million in 1997 as compared to 1996. Worldwide pay television revenues increased by $6.4 million, or 25 percent, to $32.3 million in 1997 due to the delivery of the new series Stargate SG-1 and the television movie Twelve Angry Men. Worldwide syndicated television revenues increased by $4.0 million, or 7 percent, to $60.9 million in 1997 due to additional episodes of The Outer Limits and Poltergeist in domestic syndication, and the release of the new series Fame LA. Worldwide home video revenues with respect to television programming increased in 1997 by $4.9 million, or 40 percent, to $16.9 million due to the release of Babes in Toyland in the domestic home video marketplace, partially offset by generally reduced video revenues from other television movies in the period. The remaining revenue increase in 1997 of $2.2 million principally related to higher network and licensing income.

The Company recognized an operating loss from television programming of $7.2 million in 1997 as compared to operating income of $7.4 million in 1996. Amortization expense on current series increased in 1997 due to loss reserves recognized on The Bradshaw Difference, which has been cancelled, and on the new series Fame LA.

Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses for MGM Studios with relatively limited current operations. The Company recognized an operating loss from other businesses of $26.5 million in 1997 as compared to operating income of $2.3 million in 1996. The 1997 results included interactive product and development costs of $16.8 million, as compared to interactive costs of only $9.1 million in 1996. In addition, the 1997 results include start-up losses of $11.8 million on the Company's investment in MGM Gold (Asia), a satellite and cable delivered channel based in Asia in which the Company holds a 50 percent equity interest, and $2.4 million of start-up costs associated with the Company's launch of the service, MGM Gold (Brazil). There were no such start-up losses or costs in the 1996 period.

General and Administration Expenses. General and administration expenses increased by $9.3 million, or 12 percent, to $87.6 million in 1997 as compared to 1996, primarily as a result of the Orion Acquisition, which added overhead charges of $6.7 million (including non-recurring overhead of approximately $4.0 million) from the July 10, 1997 acquisition date, and the accrual of long-term management incentive and other bonuses of $15.5 million. In 1996 the Company accrued long-term management incentive bonuses of $12.6 million.

Goodwill Amortization. Goodwill amortization decreased by $2.1 million, or 15 percent, to $11.2 million in 1997 compared to 1996 due to the revaluation of the Company's assets and liabilities pursuant to purchase accounting in connection with the MGM Acquisition on October 10, 1996, which resulted in lower goodwill than previously carried in the balance sheet.

Provision for Impairment. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the predecessor company (i.e. MGM

Studios) recorded a charge of $563.8 million during 1996 to write-off certain intangible assets in connection with CDR's disposition of its ownership interest, including $404.4 million to write-off its remaining investment in the film distribution organization and a charge of $159.4 million to reduce its investment in goodwill to net realizable value.

Interest Expense, Net of Amounts Capitalized. Net interest expense was $53.1 million in 1997 as compared to $81.3 million in 1996. Net interest expense decreased in 1997 due to the substantial equity investments received by the Company in connection with the MGM Acquisition, the IPO and the Tracinda Purchase, and correspondingly lower debt levels, as well as increased capitalization associated with increased film production in the period.

Income Tax Provision. The income tax provision of $10.3 million in 1997 reflects primarily foreign remittance taxes attributable to international distribution revenues. The income tax provision of $4.6 million in 1996 reflects foreign remittance taxes attributable to international distribution revenues, net of the reversal of certain tax reserves of approximately $14.0 million no longer required, and tax expense on net profits in the post-MGM Acquisition period. The Company does not anticipate any further substantial reversals of tax reserves.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995
In connection with the MGM Acquisition, all of the assets and liabilities of MGM Studios, including the Library, were revalued as of October 10, 1996 under purchase accounting, resulting in lower amortization rates in periods after the MGM Acquisition than in the prior periods. For purposes of presentation and for management's discussion and analysis of the changes in financial condition and results of operations for the above periods, the following table combines the January 1, 1996 to October 10, 1996 pre-MGM Acquisition period with the October 11, 1996 to December 31, 1996 post-MGM Acquisition period for comparison to the year ended December 31, 1995:

                          -------------------------------------------------------
                           PREDECESSOR    SUCCESSOR      COMBINED    PREDECESSOR
                          JANUARY 1, TO OCTOBER 11, TO   YEAR ENDED    YEAR ENDED
                            OCTOBER 10,   DECEMBER 31, DECEMBER 31,  DECEMBER 31,
                                   1996           1996         1996          1995
In thousands              ------------- -------------- ------------  ------------
                                                        (UNAUDITED)
Revenues:
 Feature films..........    $ 815,460       $209,354    $1,024,814     $ 736,152
 Television programs....       82,315         14,413        96,728        90,231
 Other..................       14,931          4,919        19,850        34,588
                           ----------    -----------   -----------    ----------
  Total revenues........    $ 912,706       $228,686    $1,141,392     $ 860,971
                           ==========    ===========   ===========    ==========
Operating income (loss):
 Feature films..........    $ (54,268)      $ 37,140    $  (17,128)    $ (82,059)
 Television programs....       11,412         (4,062)        7,350        22,928
 Other..................        1,742            532         2,274        25,822
 General and
  administration
  expense...............      (60,056)       (18,319)      (78,375)      (64,175)
 Goodwill amortization..      (11,570)        (1,717)      (13,287)      (14,876)
 Provision for
  impairment............     (563,829)            --      (563,829)           --
                           ----------    -----------   -----------    ----------
Operating income (loss).     (676,569)        13,574      (662,995)     (112,360)
Interest expense, net of
 amounts capitalized....      (71,375)        (9,875)      (81,250)      (66,386)
Interest and other
 income, net............        3,179            813         3,992        10,372
                           ----------    -----------   -----------    ----------
Income (loss) before
 provision for income
 taxes..................     (744,765)         4,512      (740,253)     (168,374)
Income tax provision....         (273)        (4,346)       (4,619)         (935)
                           ----------    -----------   -----------    ----------
Net income (loss).......    $(745,038)      $    166    $ (744,872)    $(169,309)
                           ==========    ===========   ===========    ==========

Feature Films. Feature film revenues increased by $288.7 million, or 39 percent, to $1.0 billion in the year ended December 31, 1996 compared to the year ended December 31, 1995. Explanations for the increase in revenues are discussed in the following paragraphs.

Worldwide theatrical revenues increased by $21.9 million, or 10 percent, to $252.4 million in 1996. Theatrical revenues increased in 1996 principally due to significant international theatrical revenues earned by GoldenEye, a substantial portion of which were earned in 1996 although the film was initially released in December 1995. The Company released 13 new feature films in each year in the domestic marketplace, and eight new feature films in each year in the international marketplace. In 1996 the Company earned significant revenues from the domestic theatrical releases of The Birdcage and Leaving Las Vegas as compared to GoldenEye, Get Shorty and Species in 1995. Internationally, the Company earned significant revenues from GoldenEye, Get Shorty and The Birdcage as compared to GoldenEye, Species and Rob Roy in 1995.

Worldwide home video revenues increased by $262.3 million, or 79 percent, to $595.1 million in 1996. In 1996, home video revenues included the domestic rental releases of GoldenEye, The Birdcage, Get Shorty and Leaving Las Vegas as well as the sell-through release of All Dogs Go To Heaven 2. In 1995 the Company released Species, Rob Roy and Speechless in the domestic rental marketplace, as well as Pebble and the Penguin in the domestic sell-through market. The increase in home video revenue in 1996 reflected the strong performance of titles released in the period, as well as the substantial increase in the number of titles released as compared to 1995. The Company released 15 new feature films in the home video market in 1996 as compared to nine new feature films in 1995. Additionally, revenues earned under the Company's distribution agreement with Turner increased substantially in 1996, primarily as a result of a sell-through promotion of The Wizard of Oz. The Company also earned significant revenues in 1996 from sell-through promotions of the James Bond and Rocky film series. In 1996 significant international home video revenues were contributed by GoldenEye, Species and Get Shorty as compared to Blown Away and Getting Even With Dad in 1995.

Worldwide pay television revenues increased by $30.4 million, or 48 percent, to $94.1 million in 1996, which included significant license fees earned on the availability of GoldenEye, Get Shorty and Species, among others, as compared to Stargate, Blown Away and Getting Even With Dad in 1995. Network revenues decreased by $2.2 million, or 59 percent, to $1.5 million in 1996 due to the availability of only one feature film, Undercover Blues, in 1996 as compared to Benny & Joon and Untamed Heart in 1995. Worldwide syndication revenues decreased by $23.7 million, or 22 percent, to $81.8 million in 1996, primarily as a result of domestic license fees earned for Rain Man, License to Kill, A Fish Called Wanda, Rocky IV and Rocky V in 1995. The Company recognized relatively lower license fees for Rocky III and The Russia House, among others, in 1996. Additionally, international syndication revenues were higher in 1995 due to license fees recognized under a new agreement covering free television in Germany.

The Company recognized an operating loss from feature films of $17.1 million in 1996 as compared to a loss of $82.1 million in 1995. The improvement in the operating results in 1996 reflects the aforementioned substantial increase in revenues and a higher operating margin in the 1996 post-MGM Acquisition period, which benefited from the lower amortization rates due to the revaluation of the Library under purchase accounting. Additionally, feature film write-downs were $82.5 million in 1996, as compared to feature film write-downs of $134.0 million in 1995.

Television Programming. Television programming revenues increased by $6.5 million, or 7 percent, to $96.7 million in 1996 as compared to 1995. Worldwide pay television revenues increased by $11.6 million, or 81 percent, to $25.9 million in 1996, primarily due to the licensing of a new series, Poltergeist:
The Legacy. Network revenues decreased $2.7 million, or 95 percent, to $0.1 million in 1996 as a result of the broadcast in 1995 of one new television movie. There was no comparable network programming broadcast in 1996. Worldwide home video revenues increased by $9.4 million, or 348 percent, to $12.1 million in 1996, primarily as a result of international sales of made-for-television movies and The Outer Limits series. Worldwide television syndication revenues decreased by $13.0 million, or 19 percent, to $56.9 million due to substantial domestic license fees earned in 1995 on the In The Heat Of The Night series. Other operating revenues increased $1.2 million in 1996 primarily due to merchandising income earned on current series.

Operating income from television programming decreased by $15.6 million, or 68 percent, to $7.4 million in 1996 due to higher amortization rates on the Company's new series, which generated a higher proportion of 1996 revenues, as compared to lower amortization on revenues from the television library of older series in 1995.

Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses with relatively limited current operations. Operating income from other businesses was $2.3 million in 1996 as compared to $25.8 million in 1995. The 1996 results included interactive product and development costs of $9.1 million. The 1995 results did not include comparable activity in this new business. Operating results from other businesses in 1995 included payments received in connection with an Australian pay television joint venture and an audit settlement with a major distributor.

General and Administration Expenses. General and administration expenses increased by $14.2 million, or 22 percent, to $78.4 million in 1996 compared to 1995 primarily due to increased executive compensation of $5.4 million, increased accrual of long-term management incentive bonuses of $2.6 million, higher legal and professional fees of $2.0 million, increased depreciation of $2.0 million, and a net increase in various other items of $2.2 million.

Goodwill Amortization. Goodwill amortization decreased by $1.6 million, or 11 percent, to $13.3 million in 1996 compared to 1995 due to the revaluation of the Company's assets and liabilities pursuant to purchase accounting in connection with the MGM Acquisition on October 10, 1996, which resulted in lower goodwill than previously carried in the balance sheet.

Provision For Impairment. In accordance with Statement of Financial Accounting Standards No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded a charge of $563.8 million during 1996 in connection with CDR's sale of MGM Studios to the Company to write-off certain intangible assets, including $404.4 million to write-off its remaining investment in the film distribution organization and a charge of $159.4 million to reduce its investment in goodwill to net realizable value.

Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $14.9 million, or 22 percent, to $81.3 million in 1996 as compared to 1995. Net interest expense increased in 1996 due to higher average borrowing levels in the 1996 pre-MGM Acquisition period, partially offset by lower interest in the 1996 post-MGM Acquisition period due to reduced debt levels associated with the equity infusions received in connection with the MGM Acquisition.

Interest and Other Income, Net. Net interest and other income decreased by $6.4 million, or 62 percent, to $4.0 million in 1996 as compared to 1995. In 1995 the Company recovered proceeds under a directors' and officers' insurance policy relating to litigation originating prior to 1991 and also reduced certain prior period litigation reserves, resulting in additional income in the period. There was no such comparable activity in 1996.

Income Tax Provision. The income tax provision of $4.6 million in 1996 reflects foreign remittance taxes attributable to foreign distribution revenues, net of the reversal of certain tax reserves of approximately $14.0 million, and tax expense on net profits in the post-MGM Acquisition period. The income tax provision of $0.9 million in 1995 resulted from foreign remittance taxes incurred on international distribution revenues, net of the reversal of certain tax reserves of approximately $10.0 million.

EBITDA

While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to, operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing the Company's financial performance. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

The following table sets forth EBITDA for the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the period from October 11, 1996 to December 31, 1996, the period from January 1, 1996 to October 10, 1996 and the year ended December 31, 1995:

                                                    -----------------------------------------------------
                                                                        SUCCESSOR
                                                    ----------------------------------------------------
                                                           PREDECESSOR
                                                    ----------------------------
                                                    SIX MONTHS  SIX MONTHS                   PERIOD FROM
                                                         ENDED       ENDED    YEAR ENDED  OCTOBER 11, TO
                                                      JUNE 30,    JUNE 30,  DECEMBER 31,    DECEMBER 31,
                                                          1998        1997          1997            1996
In thousands                                        ----------  ----------  ------------  --------------
                                                         (UNAUDITED)
Revenues:
 Feature films................................       $471,297    $296,197      $ 699,219        $209,354
 Television programs..........................        105,839      47,914        114,200          14,413
 Other........................................         20,525       6,903         17,883           4,919
                                                    ---------   ---------     ---------       ---------
  Total revenues..............................       $597,661    $351,014      $ 831,302        $228,686
                                                    =========   =========     =========       =========
EBITDA:
 Feature films................................       $ 18,103    $ 48,546      $  65,509        $ 37,140
 Television programs..........................          9,417      (3,215)        (7,201)         (4,062)
 Other........................................         (1,639)    (12,229)       (26,545)            532
 General and administration expenses..........        (46,729)    (31,904)       (80,861)        (16,901)
                                                    ---------   ---------     ---------       ---------
 EBITDA.......................................        (20,848)      1,198        (49,098)         16,709
Depreciation and non-film amortization........        (10,844)     (7,057)       (18,013)         (3,135)
Provision for impairment......................            --          --             --              --
                                                    ---------   ---------     ---------       ---------
Operating income (loss).......................        (31,692)     (5,859)       (67,111)         13,574
Interest expense, net of amounts capitalized..        (38,428)    (20,599)       (53,105)         (9,875)
Interest and other income (expense), net......          1,745       1,388          2,447             813
                                                    ---------   ---------     ---------       ---------
Income (loss) before provision for income
 taxes........................................        (68,375)    (25,070)      (117,769)          4,512
Income tax provision..........................         (5,262)     (3,935)       (10,345)         (4,346)
                                                    ---------   ---------     ---------       ---------
Net income (loss) ............................      $ (73,637)  $ (29,005)     $(128,114)        $   166
--------------------------------------------------
                                                    =========   =========     =========       =========
                                                      PERIOD FROM
                                                    JANUARY 1, TO    YEAR ENDED
                                                      OCTOBER 10,  DECEMBER 31,
                                                             1996          1995
In thousands                                        -------------- -------------
Revenues:
 Feature films................................          $ 815,460     $ 736,152
 Television programs..........................             82,315        90,231
 Other........................................             14,931        34,588
                                                    -------------- -------------
  Total revenues..............................          $ 912,706     $ 860,971
                                                    ============== =============
EBITDA:
 Feature films................................          $ (45,032)    $ (70,184)
 Television programs..........................             11,412        22,928
 Other........................................              1,742        25,822
 General and administration expenses..........            (55,411)      (60,154)
                                                    -------------- -------------
 EBITDA.......................................            (87,289)      (81,588)
Depreciation and non-film amortization........            (25,451)      (30,772)
Provision for impairment......................           (563,829)          --
                                                    -------------- -------------
Operating income (loss).......................           (676,569)     (112,360)
Interest expense, net of amounts capitalized..            (71,375)      (66,386)
Interest and other income (expense), net......              3,179        10,372
                                                    -------------- -------------
Income (loss) before provision for income
 taxes........................................           (744,765)     (168,374)
Income tax provision..........................               (273)         (935)
                                                    -------------- -------------
Net income (loss) ............................          $(745,038)    $(169,309)
--------------------------------------------------
                                                    ============== =============

LIQUIDITY AND CAPITAL RESOURCES

In recent years the Company has funded its operations primarily from internally generated funds, bank borrowings and proceeds from the sale of equity securities including the IPO and the Tracinda Purchase, which were completed in November 1997. In the IPO, the Company issued and sold 9,000,000 new shares of the Common Stock at a price per share of $20, less an underwriting discount, for net proceeds (after IPO expenses) to the Company of approximately
$165 million. Concurrent with the consummation of the IPO, Tracinda purchased directly from the Company 3,978,780 shares of the Common Stock, at a price per share of $20 less an amount equal to the underwriting discount per share for shares issued in the IPO, for an aggregate purchase price of $75 million. Approximately $190 million of the net proceeds of the IPO and the Tracinda Purchase were used to repay existing bank debt with the remaining net proceeds retained and used for working capital purposes. The Company is currently operating under a business plan which anticipates substantial continued borrowing under the Amended Credit Facility, primarily to fund film and television production.

During the six months ended June 30, 1998, the net cash provided by operating activities was $247 million, the net cash used in investing activities (primarily additions to film costs, net) was $495 million, and the net cash provided by financing activities (net bank advances) was $268 million.

In addition to feature film and television programming capital requirements, the Company is obligated to fund 50 percent of the expenses of MGM Networks Latin America up to a maximum of approximately $14.1 million (in addition to the initial capital contribution of $9.9 million that the Company has funded). See "Business--Distribution--International Pay and Free Television." Other capital requirements, including the purchase of computer systems, equipment and other improvements are not expected to exceed $15.0 million annually in 1998 and 1999.

The Company's cash flow in 1998 has been adversely affected by, and the Company determined to undertake the Rights Offering as a result of, several factors. First, the Company is making and has committed to make substantial investments that are more extensive than previously anticipated in connection with commitments entered into for new television programming. This new television production includes an aggregate of approximately 100 additional episodes for the Company's non-network programs, as well as 13 new episodes of The Magnificent Seven (which is a network program and thus produced at a greater deficit than the Company's non-network programs), for the 1998/99 television season. See "Business--Production-- Television Production."

Second, although Tomorrow Never Dies and The Man in the Iron Mask performed better than anticipated, three of the Company's other major theatrical releases since the IPO have performed substantially below expectations. The Company's short-term cash flow has been and will continue to be negatively affected by the unsuccessful releases, particularly during the ten to 15 months after the release of such films. Although the Company anticipates that this short-term reduction will ultimately be offset by increased ancillary cash receipts from the two successful releases, such cash receipts will be realized over several years.

Third, the Company's recent sales experience in the television syndication and home video markets indicates that the Company will realize cash from these sources over a period longer than originally anticipated. Fourth, during the six months ended June 30, 1998, the Company accelerated certain theatrical motion picture production in order to avoid the impact of an industry strike that had been threatened in the second quarter of 1998. As a result of this acceleration, the Company currently has eight motion pictures, comprising substantially all of its release slate through July 1999, for which principal photography has been completed and substantially all production costs have been expended. Other factors include increases in marketing and distribution expenses that have been higher than anticipated.

The Company's current strategy and business plan contemplate substantial on-going investments in the production of new feature films and television programs. In addition, the Company may continue to make investments to develop new distribution channels to further exploit the Library. The Company plans to continue to evaluate the level of such investments in the context of the capital available to the Company and changing market conditions.

The Company believes that cash flow from operations, the amounts available under the Amended Credit Facility, after giving effect to the Rights Offering, and the remaining net proceeds, if any, of the Rights Offering will be adequate to meet the Company's obligations and commitments and will enable the Company to continue to conduct its operations in accordance with its current business plan through the year 2002. The Company's belief as to the adequacy of its capital resources is based in part on the assumption that its motion pictures will perform as planned. However, no assurances can be given in this regard. See "Risk Factors--Risks of Motion Picture and Television Production."

If necessary in order to manage its cash needs, the Company could seek to reduce or delay its production or release schedules and to further increase its use of co-production, split-rights or other partnering arrangements. There can be no assurance that any such steps by the Company to reduce its cash needs would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although changes in the Company's production or release schedule or the increased use of partnering would improve the Company's short-term cash flow and (in the case of partnering) reduce the Company's risk relating to the performance of the relevant films, such steps could adversely affect long term cash flow and results of operations in subsequent periods.

The Company is currently considering seeking alternative sources of film financing to take advantage of opportunities in the debt markets. However, no assurance can be given that the Company will be able to obtain any such financing, or any other financing that may be needed by the Company, on terms acceptable to the Company.

The Company intends to continue to pursue its goal of becoming an integrated global entertainment company. In connection with its pursuit of this goal, the Company may consider various strategic alternatives, such as business combinations with companies with strengths complementary to those of the Company and other acquisitions, as opportunities arise. The Company may need to seek additional financing in order to complete any acquisitions.

On October 15, 1997, the Company and its principal lenders entered into an amended and restated principal credit facility (the "Amended Credit Facility") aggregating $1.3 billion consisting of a six year $600 million revolving credit facility (the "Revolving Facility"), a $400 million seven and one-half year term loan ("Tranche A Loan") and a $300 million eight and one-half year term loan ("Tranche B Loan" and, collectively with the Tranche A Loan, the "Terms Loans"). The Amended Credit Facility also contains provisions allowing, with the consent of lenders holding at least 66 2/3 percent of the aggregate loans and commitments and subject to syndication thereof, for an additional
$200 million tranche, raising the potential amount of the Amended Credit Facility to $1.5 billion. No assurance can be given that such consent could be obtained or that such syndication could be completed. The Revolving Facility and Tranche A Loan bears interest at 2.25 percent over the Adjusted LIBOR rate, as defined therein, and the Tranche B Loan bears interest at 2.50 percent over the Adjusted LIBOR rate. The Company has entered into three year fixed interest rate swap contracts in relation to a portion of the Term Loans for a notional value of $500 million at an average rate of 8.6 percent, which expire in November 2000. Scheduled amortization of the Term Loans under the Amended Credit Facility commences with $33 million in 2001, $73 million in 2002, $103 million in 2003, $103 million in 2004, and $103 million in 2005, with the remaining balance at maturity. The Revolving Facility matures in October 2003, subject to extension under certain conditions.

As of September 30, 1998, $147.0 million was available under the Amended Credit Facility. The Company expects to apply a portion of the net proceeds from the Rights Offering to the repayment in full of the amounts outstanding under the Bridge Loan and under the Revolving Facility. See "Use of Proceeds." Giving effect to the use of the proceeds from the Rights Offering and the PFE Library Acquisition, the availability under the Amended Credit Facility as of September 30, 1998 would have been $506.0 million. The Company expects subsequently to reborrow some or all of the repaid amounts under the Amended Credit Facility, including, if the Company completes the PFE Library Acquisition, approximately $235 million in January 1999 to finance such transaction.

The Amended Credit Facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. The Amended Credit Facility was amended, effective March 30, 1998 and September 9, 1998, to modify certain of these financial covenants. However, no assurances can be given that the Company will not cease to be in compliance with such amended or other covenants or conditions in the future. Certain of the September 9, 1998 amendments are conditioned on the consummation of the Rights Offering.

The Company has executed a loan agreement with one of its principal lenders that provides for a bridge loan (the "Bridge Loan"). On September 29, 1998, the Company accessed the Bridge Loan to repay a portion of the Revolving Facility and enhance the Company's liquidity. The Company expects to repay all amounts outstanding under the Bridge Loan with a portion of the proceeds from the sale of Shares upon exercise of the Rights offered hereby. See "Risk Factors--Risks Relating to Liquidity and Financing Requirements."

YEAR 2000 DATA CONVERSION

Impact of the Year 2000 Issue Introduction. The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

State of Readiness. The Company's primary focus has been on its own internal systems. To date, the Company has completed the Year 2000 conversion with respect to all of its most critical computer systems and applications, which constitute approximately 70 percent of the Company's Year 2000 sensitive systems (together with those systems containing embedded microprocessors or other technology, "Systems"). The Company is in the testing or remediation phase with respect to the remainder of its Systems, which include most of the Company's computer hardware and other equipment containing embedded microprocessors or other technology. The Company expects to complete its Year 2000 conversion by March 31, 1999.

Because of the substantial progress made by the Company towards its Year 2000 conversion, the Company does not anticipate that any additional significant changes will be required or that the Year 2000 issue will pose significant operational problems for the Company. However, if any necessary changes are not made or completed in a timely fashion or unanticipated problems arise, the Year 2000 issue may take longer for the Company to address and may have a material impact on the Company's financial condition and results of operations.

In addition, the Company has had initial communications with certain of its significant suppliers, distributors, financial institutions, lessors and others with which it does business to evaluate their Year 2000 compliance plans and state of readiness and to determine the extent to which the Company's Systems may be affected by the failure of others to remediate their own Year 2000 issues. The Company is also in the process of distributing a Year 2000 assessment form to other parties, in order to provide the Company with further information as to their Year 2000 conversion progress. To date, however, the Company has received only preliminary feedback from such parties and has not independently confirmed any information received from other parties with respect to the Year 2000 issues. As such, there can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption that may adversely affect the Company's financial condition and results of operations.

Costs to Address the Year 2000 Issue. To date, the Company estimates that it has spent approximately $300,000 to address the Year 2000 issue, with the majority of the work being performed by Company employees. The aggregate cost to achieve Year 2000 conversion is estimated to be approximately $1 million. The Company intends to fund such costs from its operations and funds borrowed under the Amended Credit Facility. The Company believes such costs will not have a material adverse effect on its liquidity or financial condition. However, as the Company progresses with its Year 2000 conversion and implements any necessary changes to its Systems, certain additional costs may be identified. There can be no assurance that such additional costs will not have a material adverse effect on the Company's financial condition and results of operations.

Risks of Year 2000 Issues. To date, the Company has not identified any System which presents a material risk of not being Year 2000 ready in a timely fashion or for which a suitable alternative cannot be implemented. However, as the Company progresses with its Year 2000 conversion, the Company may identify Systems which do present a material risk of Year 2000 disruption. Such disruption may include, among other things, the inability to process transactions or information, record and access data relating to the availability of titles in the Company's library for licensing and distribution, send invoices or engage in similar normal business activities. The failure of the Company to identify Systems which require Year 2000 conversion that are critical to the Company's operations or the failure of the Company or others with which the Company does business to become Year 2000 ready in a timely manner could have a material adverse effect on the Company's financial condition and results of operations.

Contingency Plans. Because the Company's Year 2000 conversion is expected to be completed prior to any potential disruption to the Company's business, the Company has not yet completed the development of a comprehensive Year 2000-specific contingency plan. However, as part of its contingency Year 2000 effort, information received from external sources is examined for date integrity before being brought into the Company's internal systems. If the Company determines that its business or a segment thereof is at material risk of disruption due to the Year 2000 issue or anticipates that its Year 2000 conversion will not be completed in a timely fashion, the Company will work to enhance its contingency plan.

The discussion above contains certain forward-looking statements. The costs of the Year 2000 conversion, the date which the Company has set to complete such conversion and possible risks associated with the Year 2000 issue are based on the Company's current estimates and are subject to various uncertainties that could cause the actual results to differ materially from the Company's expectations. Such uncertainties include, among others, the success of the Company in identifying Systems that are not Year 2000 compliant, the nature and amount of programming required to upgrade or replace each of the affected Systems, the availability of qualified personnel, consultants and other resources, and the success of the Year 2000 conversion efforts of others.

                                  THE INDUSTRY

THE MOTION PICTURE INDUSTRY

General. The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures throughout the world in a variety of media, including theatrical exhibition, home video, television and other ancillary markets. The U.S. motion picture industry can be divided into major studios and independent companies, with the major studios dominating the industry in the number of theatrical releases. In addition to the Company (including MGM Pictures, UA Pictures, Orion and Goldwyn), the major studios as defined by the MPAA are The Walt Disney Company (including Buena Vista, Touchstone and Miramax) ("Disney"), Paramount, Sony Pictures (including Columbia and TriStar) ("Sony"), Twentieth Century Fox Film Corporation ("Fox"), Universal and Warner Bros. (including Turner, New Line Cinema and Castle Rock Entertainment) ("Warner"). The major studios are typically large diversified corporations that have strong relationships with creative talent, exhibitors and others involved in the entertainment industry and have global film production and distribution capabilities.

Historically, the major studios have produced and distributed the majority of high grossing theatrical motion pictures released annually in the United States. Over the past decade, the number of feature-length motion pictures released by the major studios has increased dramatically from 133 in 1986 (34.6 percent of the total) to 197 in 1997 (43.0 percent of the total). In addition, most of the studios have created or accumulated substantial and valuable motion picture libraries that generate significant revenues. These revenues can provide the major studios with a stable source of earnings that offsets the variations in the financial performance of their motion picture releases and other aspects of their motion picture operations.

The independent companies have more limited production and distribution capabilities than do the major studios. While certain independent companies may produce as many films as a major studio in any year, independent motion pictures typically have lower negative costs and are not as widely released as motion pictures produced and distributed by the major studios. Additionally, the independent companies may have limited or no internal distribution organizations and may rely on the major studios for distribution and financing.

Motion Picture Production. The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer of the motion picture or the development of an original screenplay based upon a story line or scenario conceived or acquired by the producer. In the development phase, the producer may seek production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget are prepared. At the end of this phase, the decision is made whether or not to "greenlight," or approve for production, the motion picture.

After greenlighting, pre-production of the motion picture begins. In this phase, the producer engages creative personnel to the extent not previously committed, finalizes the filming schedule and production budget, obtains insurance and secures completion guaranties, if necessary. Moreover, the producer establishes filming locations, secures any necessary studio facilities and stages and prepares for the start of actual filming.

Principal photography, or the actual filming of the screenplay, generally extends from seven to 16 weeks, depending upon such factors as budget, location, weather and complications inherent in the screenplay. Following completion of principal photography, the motion picture enters what is typically referred to as post-production. In this phase, the motion picture is edited, opticals, dialogue, music and any special effects are added, and voice, effects and music soundtracks and pictures are synchronized. This results in the production of the negative from which release prints of the motion picture are made. Major studios and independent film companies hire editors, composers and special effects technicians on the basis of their suitability for a particular picture.

Motion Picture Distribution. The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically and internationally, pursuant to a release pattern. These markets include theatrical exhibition, non-theatrical exhibition (which includes airlines, hotels and armed forces facilities), home video (including rental and sell-through), presentation on television (including pay-per-view, pay, network, syndication or basic cable) and marketing of the other rights in the picture and underlying literary property, which may include books, merchandising and soundtracks. The domestic and international markets generally follow the same release pattern, with the starting date of the release in the international market varying from being concurrent with the domestic theatrical release to being as long as nine months afterwards. A motion picture typically is distributed by a major studio or one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

Both major studios and independent film companies often acquire pictures for distribution through a customary industry arrangement known as a "negative pickup," under which the studio or independent film company agrees to acquire from a production company all rights to a film upon completion of production, and also acquire completed films.

THE TELEVISION INDUSTRY

Television Production. The production of television series programming involves the development of a format based on a creative concept or literary property into a television script, the hiring of talent, the filming or taping of the program and the technical and post-production work necessary to produce a finished program. Television producers may originate projects internally or acquire them from others. If a concept is deemed suitable for development, the studio or other producer or network typically commissions and pays for a script. Once a script is ordered, one or more license agreements are negotiated with the potential broadcasters of such program. A pilot episode usually is ordered or commissioned prior to the determination of whether a series will be produced.

Television production can generally be divided into two distinct businesses: network production (i.e., television shows for ABC, CBS, NBC, Fox, UPN and WB) and non-network production (i.e., made-for-cable and first-run syndication). The economics of the two types of television production are different. In network production, a network generally orders approximately six to 13 initial episodes of each new series for a license fee equal to a percentage of the program's cost. The balance of the production cost can only be recouped through international sales and syndication if a series is successful and generally remains unrecouped for at least four years. In the non-network production or first-run syndication business, a producer seeking to launch a new series commits to produce a minimum number of episodes if the producer can "clear" the series by selling to individual television stations in sufficient markets throughout the country (generally comprising 70 percent of television households). Once produced, the episodes are immediately available for licensing to international broadcasters as well. This approach generally involves a lower production cost risk and earlier return on investment ("ROI") than the network production business; however, non-network programming also generally provides a lower ROI than successful network production. See "Business--Free and Pay Television--Television Production."

Television Distribution. The U.S. television market is served by network affiliated stations, independent stations and cable systems, although the number of independent stations has decreased as many formerly independent stations have become affiliated with new networks in recent years. During "prime time" hours, network affiliates primarily broadcast programming produced for the network. In non-prime time, network affiliates telecast network programming, off-network programming, first-run programming (programming produced for distribution on a syndicated basis) and programming produced by the local stations themselves. Independent television stations and cable networks, during both prime and non-prime time, produce their own programs and telecast off-network programs or first-run programs acquired from independent producers or syndicators. Syndicators generally are companies that sell to independent television stations and network affiliates programming produced or acquired by the syndicator for distribution.

                                    BUSINESS

COMPANY OVERVIEW

The Company is an entertainment company engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company, including MGM Studios, UA, Orion, Goldwyn and its other subsidiaries, is one of only seven major film and television studios worldwide. With approximately 4,000 film titles and over 8,200 episodes of television programming, the Library constitutes the largest collection of post-1948 feature films in the world. Motion pictures in the Library have won over 185 Academy Awards, including Best Picture Awards for Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. The Library also includes 18 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

Tracinda, Seven and senior management of MGM Studios formed the Company to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 for an aggregate consideration of $1.3 billion pursuant to the MGM Acquisition. Tracinda is wholly-owned by Kirk Kerkorian. Seven is one of the largest television broadcast networks in Australia with stations in five major Australian metropolitan areas and one regional television station. Frank G. Mancuso, Chairman and Chief Executive Officer of MGM Studios since July 1993 and of the Company since its formation, has approximately 35 years of entertainment industry experience.

In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries including Goldwyn, from Metromedia International Group, Inc. pursuant to the Orion Acquisition. In connection with the Orion Acquisition, the Company obtained the film and television libraries of the Orion Companies consisting of approximately 1,900 film titles and 3,000 television episodes, effectively doubling the size of the Library to its current size of approximately 4,000 film titles and over 8,200 episodes of television programming. The Company also acquired 12 substantially completed theatrical motion pictures and five direct-to-video features, eight of which have been released. The Landmark Theatres owned by one of the Orion Companies were excluded from the Orion Acquisition. See "Background of the Company."

BUSINESS STRATEGY

The Company is a premier global entertainment content company. The Company's goal is to become a fully integrated global entertainment company and thereby maximize the value of its assets, including the Library and its film and television production units. To achieve this goal, the Company seeks to:

Build and Leverage the Library. The Company believes that the Library is its most powerful asset and that the Library will continue to generate relatively stable cash flows through the worldwide distribution of its titles. Management seeks to maximize the value of the Library by (i) producing new motion pictures and television programs that will not only be successful on their own, but will also increase the depth and breadth of the Library, (ii) aggressively marketing and repackaging the Library's titles, (iii) developing new distribution channels for delivering MGM branded programming, (iv) capitalizing on developments in technology and (v) further penetrating international markets as they grow. As opportunities arise, the Company may pursue acquisitions of titles or new distribution channels for the Library. Additionally, the Company expects to benefit as certain rights to its Library that have been previously licensed to others revert to the Company over time. See "--Distribution."

Develop, Produce and Distribute Theatrical Motion Pictures. Through MGM Pictures and UA Pictures, the Company plans to produce or co-produce and distribute six to ten motion pictures annually across a variety of genres. The Company intends to (i) actively manage its production and release schedules to maximize overall performance of those motion pictures, (ii) tightly control development and production expenditures while maintaining the artistic integrity required to develop and produce successful feature films and (iii) utilize the Library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises. Additionally, the Company plans to produce or acquire and release in the U.S. market approximately two to four specialty motion pictures annually through Goldwyn. The Company may also distribute motion pictures produced by others.

Develop, Produce and Distribute Television Programming. The Company intends to focus primarily on the development and production of series for pay television and the first-run syndication business and intends to use its extensive Library as a source of ideas. Under its non-network television programming strategy, the Company generally has been able to enter into contracts during or shortly after completion of production of a series that provide for the recovery over time of substantially all production costs for the series. In addition to non-network television programming, the Company also develops programs such as two-hour television movies and mini-series and currently is producing a series for network television, The Magnificent Seven. The Company also is considering joint ventures, co-productions and other partnering arrangements for certain of its series. See "--Production--Television Production."

Leverage the MGM Brand Name. The Company believes that the MGM name and its lion logo are among the most recognized in the world. The Company intends to capitalize on the value inherent in its name and logo through the distribution of branded programming and the selective development of high quality consumer products.

When Mr. Mancuso was appointed Chairman and Chief Executive Officer in 1993, he began implementing the above business strategy. Under Mr. Mancuso's direction, the Company completed the Orion Acquisition to build the Library, has reestablished a television series production business and has taken steps to leverage the MGM brand name. In addition, under Mr. Mancuso's direction the Company has produced and/or released such successful motion pictures as The Birdcage, Get Shorty, GoldenEye, Leaving Las Vegas, The Man in the Iron Mask and Tomorrow Never Dies. Although the Company did not approve any motion pictures for production during the Sale Period, since completion of the MGM Acquisition, management has taken steps to return operations to a more expanded production and release schedule. Since October 1996 the Company has approved 18 motion pictures for production, of which eight have been released. See "Risk Factors--Curtailment of Certain Operations Due to Sale of the Company."

The Company intends to continue to pursue its goal of becoming an integrated global entertainment company. In connection with its pursuit of this goal, the Company may consider various strategic alternatives, such as business combinations with companies with strengths complementary to those of the Company and other acquisitions, as such opportunities arise. The Company may need to seek additional financing in order to complete any acquisitions.

MOTION PICTURE AND TELEVISION LIBRARY

The Library is one of the most critically acclaimed libraries in the motion picture industry, representing one of the largest collections of Academy Award-winning films. As of June 30, 1998 the Company owned, or held certain distribution rights with respect to, approximately 4,000 theatrical motion pictures, excluding the approximately 2,950 titles that the Company has the right to distribute in home video markets under an agreement with Turner. See "Risk Factors--Certain Limitations on the Exploitation of the Library" and "-- Distribution--Home Video Distribution." The motion pictures in the Company's Library have won over 185 Academy Awards. Fourteen motion pictures in the Library have won the Academy Award for Best Picture, including Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story.

The Library also constitutes the largest collection of post-1948 feature films in the world. In 1948 certain major studios negotiated consent decrees requiring that the studios separate their exhibition businesses from their production and distribution businesses and mandating the divestiture of certain theater holdings. This is generally believed to have triggered greater competition among the studios and an increased emphasis on the potential for commercial success in the development and production stages, resulting in a greater focus on the content and quality of the motion pictures produced and distributed by the studios. The Company believes that films produced and developed after 1948 generally are more valuable than films that were previously produced and developed.

The Library also includes over 8,200 episodes from television series previously broadcast on prime-time network television or in first-run syndication, including episodes of The Addams Family, American Gladiators, Bat Masterson, Cagney & Lacey, Fame, Green Acres, Highway Patrol, In the Heat of the Night, Mr. Ed, The Patty Duke Show, Pink Panther, Sea Hunt and thirtysomething. The television series in the Library have won 46 Emmy awards and seven Golden Globe awards.

The Library includes titles from a wide range of genres, including dramas, comedies, action-adventure movies, westerns and suspense thrillers. Management believes that the Library's diversity, quality and extensive size provides the Company with substantial competitive advantages. The Company seeks to continue to build upon these advantages by producing and acquiring new motion pictures across a variety of genres and budget ranges to update and enhance the Library. See "--Production--Motion Picture Production."

The Company will continue to implement its strategy of developing new projects from existing Library assets. The Library represents a readily-available, "market tested" source of development ideas. For example, the Company had success with the film The Birdcage, a remake of La Cage aux Folles and has recently announced that it will be remaking another of its Library titles, The Thomas Crown Affair. Furthermore, the Company has successfully expanded the valuable film franchises within its Library, most notably the James Bond franchise, with the commercial success of GoldenEye and the release of the latest James Bond film, Tomorrow Never Dies, on December 19, 1997, which has earned greater domestic box office receipts than any other film in the James Bond film franchise. Additionally, the Company has successfully developed four television series based on Library motion pictures: The Magnificent Seven based on the movie of the same name; Poltergeist: The Legacy based on Poltergeist; Stargate SG-1 based on Stargate; and All Dogs Go to Heaven, based on the movie of the same name. The Company also produced a remake of Twelve Angry Men as a made-for-television movie, which first aired on Showtime Networks Inc. ("Showtime") in August 1997.

Eighteen James Bond motion pictures in the Library are produced and distributed pursuant to a series of agreements with Danjaq. The motion pictures are produced by Danjaq, and the Company has the right to approve all key elements of the pictures, such as the selection of the director and the leading actors. The copyright in each of the motion pictures is owned jointly by the Company and Danjaq. Generally, the Company has the right to distribute each of the pictures in all media worldwide in perpetuity or for a term of 15 years. Where the Company's distribution rights are not perpetual, the rights revert to joint control by the Company and Danjaq after expiration of the distribution term. Danjaq owns any television series created that is based on the James Bond motion pictures, and the Company has the distribution rights to such series. Danjaq controls the merchandising rights with respect to the pictures, with the Company being entitled to receive a portion of the revenues from all merchandising licenses. Additionally, the Company controls all marketing rights, and controls the music from The Living Daylights (1987) and all subsequent pictures. All other rights relating to the pictures are controlled jointly by the Company and Danjaq. The agreements contain certain restrictions on the sale or licensing by the Company of any of its rights in the pictures.

Prior to 1959, Ian Fleming authored a number of novels depicting the adventures of James Bond, and commencing in 1959, Mr. Fleming and Kevin McClory collaborated on the development of certain plot lines and treatments and a script entitled Thunderball, featuring the James Bond character. In that connection, Mr. McClory ultimately acquired from Mr. Fleming certain rights to make a feature film using the James Bond character in these plot lines. Mr. Fleming thereafter wrote a novel of the same name. In 1961, Mr. McClory commenced litigation against Mr. Fleming with regard to the script, the novel and certain related rights.

In 1962, prior to the settlement of the Fleming-McClory litigation, Mr. Fleming effectively granted to a predecessor-in-interest of Danjaq the exclusive worldwide rights to, among other things, make films based on Mr. Fleming's existing or future James Bond novels (other than Thunderball or Casino Royale) and to create original screenplays about the adventures of James Bond not based on Mr. Flemings's James Bond novels. This agreement further provides that the film rights to the Thunderball novel that were the subject of the Fleming-McClory litigation would also be transferred to Danjaq's predecessor to the extent Mr. Fleming was permitted to transfer such rights following completion of the litigation.

The Fleming-McClory litigation was resolved in 1963 by a settlement among Mr. Fleming, Mr. McClory and the other parties to the litigation in which Mr. McClory acknowledged that Mr. Fleming was the creator and proprietor of the James Bond character. Pursuant to that settlement, Mr. McClory was, in effect, given the film rights in the Thunderball documents and scripts attached to the settlement agreement, the rights to reproduce any part of Mr. Flemings's Thunderball novel in a film and to exhibit any such film in any manner whatsoever and the rights to use the James Bond character in the film Thunderball. The Company believes these rights, at most, give Mr. McClory the right to make films of the story in the novel Thunderball (i.e. a "remake" of Thunderball). Mr. McClory produced the film Thunderball (with UA and Danjaq) in 1965. Mr. McClory has at various times since 1963 taken the position that he has broader rights to use the James Bond character than simply remake Thunderball, but since 1965 he has only made the 1983 film Never Say Never Again, which Mr. McClory claimed was a remake of the film Thunderball.

On October 13, 1997, Sony Pictures issued a press release announcing plans by its Columbia Pictures division to produce a series of new James Bond feature films based on works created by Mr. Fleming, Mr. McClory and John Whittingham. On November 17, 1997, the Company and Danjaq filed an action in federal court in Los Angeles against Sony, Sony Pictures, Columbia, John Calley, Kevin McClory and Spectre seeking declaratory and injunctive relief and/or damages for copyright infringement, trademark dilution, slander of title, unfair competition, inducing breach of contract and breach of fiduciary duties, and misappropriation of trade secrets. On January 23, 1998, the Company and Danjaq filed an amended complaint adding claims for trademark infringement, federal unfair competition and California trademark dilution. Among other things, the Company and Danjaq contend not only that Mr. McClory's rights were limited to remaking Thunderball but that even those rights have expired under U.S. law pursuant to the doctrine of Stewart v. Abend, 495 U.S. 207 (1990) and that the rights during the current term of the copyright to make films using the James Bond character and other aspects of Ian Fleming's James Bond novels were acquired by Danjaq. The Company and Danjaq now co-own most of these rights. On May 19, 1998, the Company and Danjaq filed a motion for preliminary injunction on the copyright and trademark issues to preclude Sony Pictures from preparation, production, distribution, advertising or other exploitation of a James Bond motion picture. On July 29, 1998, that motion was granted and Sony Pictures, Columbia and the other defendants were preliminarily enjoined from the production, preparation, distribution, advertising or other exploitation in the United States of a James Bond motion picture in any medium and from using the "James Bond" and the "James Bond 007" trademarks in the United States. The defendants have appealed the District Court's order granting the preliminary injunction to the United States Court of Appeals for the Ninth Circuit. Discovery is ongoing in the case. Trial has been continued until 60 days after final determination of the defendants' appeal of the trial court's preliminary injunction ruling. See "Legal Proceedings." See "Risk Factors--Risks Associated with James Bond Films and Third Party Relationships" and "--Legal Proceedings."

The Company seeks aggressively to market and distribute titles in the Library in existing pay and free television, home video and other markets worldwide, as well as through developing technologies. The Company believes that the size of the Library allows the Company to minimize the over-exploitation of any title and therefore better preserve the ongoing value of the Library by actively managing the rotation of titles through such markets. During the most recent three-year period, the Company exploited approximately 80 percent of the theatrical motion picture titles and approximately 45 percent of the television title episodes in the Library. Rather than selling its titles on a single or multi-picture basis, the Company strives to pool strategically its motion picture and television titles into cohesive programming packages directed at specific markets, including purchasers of large quantity programming and services in emerging markets which may not have their own programming capabilities. The Company believes that the development and growth of direct broadcast satellite ("DBS") and other new distribution systems may generate significant incremental profits for the industry as the number of channels requiring content grows. The Company believes that, with its extensive Library and its branded programming strategy, the Company is well positioned to benefit from such growth and development.

The Company has differing types of rights to the various titles in the Library. In some cases, the Company owns the title outright, with the right to exploit the title in all media and territories for an unlimited time. In other cases, the title may be owned by a third party and the Company may have obtained the right to distribute the title in certain media and territories for a limited term. Even if a title is owned by the Company, the Company may have granted rights to exploit the title in certain media and territories to others. The Company owns outright, or has been granted rights in perpetuity to, approximately 60 percent of the titles in the Library. The Company's rights in the other titles are limited in time and, pursuant to the terms of the existing arrangements, the rights granted to the Company expire with respect to approximately 8 percent of the Library over the next two years (i.e. through the year 2000), with respect to another approximately 10 percent over the six years thereafter (from 2000 to 2006), and with respect to another approximately 20 percent thereafter (from 2007 on). The Company has generally been able to renew such rights on acceptable terms, however no assurances can be made that it will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of the Library, the Company includes any title that the Company has the right to distribute in any territory in any media for any term. The only material exception to the foregoing practice is that, even though the Company has home video distribution rights through 2001 with respect to approximately 2,950 titles owned by Turner, the Company does not include such titles in calculating the number of titles in the Library.

Due to certain long-term pre-paid licenses entered into by prior management, the Company does not expect to receive significant revenue with respect to substantial portions of its Library from domestic free and certain major international television markets for the next several years. The titles included in these licenses represent a cross-section of the titles in the Library, including approximately 50 percent of the pre-1990 MGM and UA titles, which have been licensed in one or more of the U.S., France, Spain and Germany, and approximately 25 percent of the Orion titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. See "-- Distribution--Pay and Free Television Distribution." The Company expects to benefit as certain rights to the Library that have been previously licensed to others revert to the Company over time. See "Risk Factors--Certain Limitations on the Exploitation of the Library" and "--Distribution--Home Video Distribution."

PRODUCTION

Motion Picture Production
The Company currently develops and produces theatrical motion picture projects through two separate production entities, MGM Pictures and UA Pictures. The Company operates these production units independently with separate management teams and allows them to compete directly for the best new projects on the creative side of the business. At the same time, the Company supports the units with the benefits of centralized marketing, sales, legal, physical production and distribution functions. Direct access to senior management also expedites major decision-making. By utilizing its two separate production units, management believes that the Company benefits from the distinct creative talents and perspective of each of its chief production executives, resulting in greater diversity within its overall release slate.

Through these production units, the Company intends under its current business plan to produce or co-produce and distribute six to ten motion pictures annually across a variety of genres and budget ranges and may also release additional pictures each year that are produced by other producers. Both production units employ a development staff of creative executives who work to refine concepts and scripts so that projects are developed to the point that production decisions can be made. The creative staffs of both MGM Pictures and UA Pictures currently have approximately 118 ongoing projects in the aggregate, which are in various phases of development and pre-production. The Company's current strategy is to have fewer projects in development at any one time than the other major studios in order to concentrate its efforts and assets on the projects that management believes could be the most commercially successful. The Company believes that this strategy results in lower development related write-offs and abandonment costs. Historically, the Company's development related write-offs and abandonment costs amounted to $21.2 million, $11.6 million and $19.5 million in the years ended December 31, 1997, 1996 and 1995, respectively. For the six months ended June 30, 1998, such write-offs and costs amounted to $14.7 million.

Additionally, the Company plans to release in the U.S. market approximately two to four specialty motion pictures each year through Goldwyn. These motion pictures will be produced or co-produced by Goldwyn or acquired through negative pickups or other distribution arrangements and will include motion pictures in a variety of genres generally involving producers and directors, writers or other talent who typically work outside of the studio system. The Company's investment in such pictures is expected to be significantly less than the Company's investment for pictures produced through MGM Pictures or UA Pictures. The Company believes that this strategy of releasing independent motion pictures will add greater diversity to the Company's release slate and enhance the Library both through the addition of new film product and the building of relationships with up-and-coming producers and directors, writers and other talent.

In order to manage the financial risks inherent in motion picture production, management has developed a rigorous budgeting and approval process and strictly controls the cost of each motion picture through active management involvement in all phases of the production process. When a project is considered to have commercial potential, budgets are developed independently by the physical production department to determine the below-the-line cost of a motion picture. At a point early in this process, a preliminary below-the-line estimate is combined with potential above-the-line costs, such as talent costs and participations, to form a model of the total cost of the motion picture. The Company then performs sensitivity analyses to determine the motion picture's potential ROI. The ROI range is developed using a preliminary cost model together with a revenue model based on the picture's budget, genre, cast, international appeal and other factors. The Company believes that, as a result of its focus on budgeting and controlling production expenditures, it is able to avoid unnecessary cost-overruns and excess expenditures. See "Risk Factors-- Risks of Motion Picture and Television Production."

The Company believes that it pursues fewer producer or talent "overhead" arrangements, in which a studio pays a portion of the overhead of creative talent (i.e., producer, director or actor) for the right to receive a "first look" at that party's projects, than other major studios. In general, the Company believes that its capital resources are better allocated to acquire literary property or the services of talent for a specific project than to fund overhead. See "Risk Factors--Risks of Motion Picture and Television Production."

The Company does not own any studio facilities or stages but rather leases facilities and sound stages on an "as needed" basis in connection with the production of specific motion picture and television projects. The Company has not experienced any difficulties in leasing appropriate facilities and sound stages when needed.

The following table details the Company's release schedule for the twelve months ending July 1999.

                          APPROXIMATE
 TITLE                    RELEASE DATE  SUMMARY                      PRINCIPAL ACTORS
-----------------------------------------------------------------------------------------------
 Ronin(1)................ Released      An action-adventure about    Robert DeNiro, Jean Reno,
                                        a team of international       Sean Bean, Jonathan
                                        agents hired to carry out     Pryce, Stellan Skarsgard,
                                        a dangerous mission,          Natasha McElhone
                                        directed by John
                                        Frankenheimer

 Welcome to Woop Woop.... November 1998 Twisted road comedy from     Johnathon Schaech, Rod
                                        the director of "The          Taylor, Susie Porter, Dee
                                        Adventures of Priscilla,      Smart
                                        Queen of the Desert"

 Tea With Mussolini...... November 1998 A coming-of-age tale about   Cher, Judi Dench, Joan
                                        an illegitimate child who     Plowright, Maggie Smith,
                                        struggles to assert his       Lili Tomlin
                                        independence and find his
                                        way into a life of art,
                                        taken from the
                                        autobiography of Franco
                                        Zeffirelli

 One Man's Hero.......... January 1999  An adventure about the       Tom Berenger
                                        legendary Saint Patrick
                                        Battalion, who fought for
                                        Mexico alongside Pancho
                                        Villa in the Mexican-
                                        American War

 The Ticket Scalper...... January 1999  A story of love,             Andy Garcia, Andie
                                        redemption and faith          MacDowell
                                        centering on a ticket
                                        scalper who must confront
                                        his past in order to hold
                                        onto the girl he loves

 At First Sight(2)....... February 1999 Based on the true story by   Val Kilmer, Mira Sorvino,
                                        Oliver Sacks (Awakenings)     Kelly McGillis, Nathan
                                        of a blind man whose sight    Lane, Steven Weber
                                        is restored and the
                                        effects it has on him, his
                                        sister and the woman he
                                        loves

 The Mod Squad(2)........ March 1999    A trio of juvenile           Claire Danes, Giovanni
                                        delinquents become            Ribisi, Omar Epps, Josh
                                        undercover cops to            Brolin
                                        infiltrate a drug ring in
                                        the ultra-hip LA club
                                        scene

 Supernova(1)............ March 1999    Science-fiction thriller     James Spader, Angela
                                        about a medical spaceship     Bassett, Lou Diamond
                                        that responds to a            Phillips, Robert Forster
                                        distress signal and takes
                                        on a mysterious passenger

 Molly(2)................ April 1999    A mentally challenged        Elizabeth Shue, Aaron
                                        young woman's genius is       Eckhart
                                        unleashed after
                                        experimental surgery,
                                        while her brother's
                                        carefree lifestyle is
                                        turned on its side when he
                                        must care for her

 The Thomas Crown         June 1999     An adventure of a            Pierce Brosnan, Rene Russo
  Affair(1)..............               millionaire playboy who
                                        steals a priceless work of
                                        art and then strikes up a
                                        fiery romance with the
                                        brilliant female insurance
                                        investigator who is on to
                                        his game

 Carrie 2(1)............. July 1999     A sequel to the 1976         Amy Irving, Emily Bergl,
                                        horror thriller, Carrie 2     Jason London
                                        is a supernatural thriller
                                        about a teenage loner
                                        whose telekinetic powers
                                        awaken when she becomes
                                        the focus of a cruel high
                                        school joke

---------
(1) Developed and produced by UA Pictures.
(2) Developed and produced by MGM Pictures.

The Company may revise the release date of a motion picture as the production schedule changes or in such a manner as the Company believes is likely to maximize revenues. Additionally, there can be no assurance that any of the motion pictures scheduled for release will be completed, that completion will occur in accordance with the anticipated schedule or budget, or that the motion pictures will necessarily involve all of the creative talent listed above. See "Risk Factors--Risks of Motion Picture and Television Production."

Television Production
The Company is engaged in the development and production of episodic television series, mini-series and movies for distribution on domestic and international television networks, local independent and network-affiliated television stations, pay television networks, basic cable networks and home video. Since the re-establishment of its television series production operations in 1994, the Company has obtained commitments for approximately 1,030 hours of television programming, of which approximately 40 percent remained to be aired as of June 30, 1998. Historically, the Company's television activities were focused on the traditional network production business and made-for-television movies, and many of the television programs in the Library were produced as network series. Since the networks have substantially lowered the license fees as a percentage of the budget for network television programming in recent years, resulting in significantly larger production investment risks for the producers of such programming, the Company altered its television strategy in 1994 when the Company's management re-established the Company's television series production operations. See "The Industry."

Since 1994 the Company has focused primarily on the development and production of series for the first-run syndication business, which involves a lower production investment risk for the Company, and movies and mini-series for both network and off-network broadcasters. The Company's strategy is designed to (i) minimize up-front capital investment through the production of series for the first-run syndication business and through co-production arrangements, (ii) minimize risks associated with large deficit financing by developing product such as two-hour movies or mini-series that generally offer stable, predictable cash flows, (iii) use valuable Library assets such as The Magnificent Seven, The Outer Limits, Poltergeist, Stargate and All Dogs Go to Heaven to develop recognizable products with enhanced marketability at a reduced cost and (iv) develop alternative types of programming, such as animated cartoon strips, talk shows, variety shows and reality-based programming such as LAPD--Life on the Beat.

As part of its strategy, the Company has entered into a programming arrangement with Showtime whereby the Company provides television series and movies for premiere on Showtime. Showtime has agreed to license exclusive U.S. pay television rights to the following television series: (i) 122 hours (one-hour and two-hour episodes) (six seasons) of The Outer Limits (winner of the Cable Ace award for Best Dramatic Series in 1995 and 1996) of which 32 hours remained to be aired as of June 30, 1998; (ii) 66 episodes (three seasons) of
Poltergeist: The Legacy of which no episodes remained to be aired as of June 30, 1998; (iii) 88 episodes (four seasons) of Stargate-SG1 of which 66 episodes remained to be aired as of June 30, 1998; and (iv) three new series (for a minimum commitment of 21 episodes each, including a pilot episode) to be produced by the Company for Showtime, with one new series to commence broadcast in 1999 and two to commence in 2000. Showtime has also committed to a two-hour pilot for Species, a possible television series based on the theatrical motion picture of the same name. The Company has also acquired worldwide (excluding Canada) distribution rights to the Showtime series Dead Man's Gun (a Cable Ace nominee for Best Dramatic Series in 1997). Twenty-two new episodes of such series will be produced, giving the Company a minimum of 44 episodes that have not previously been distributed outside North America. Following their initial exhibition cycle on Showtime, the Company intends to exploit these programs further in other markets. In this respect, the Company has recently entered into a license agreement with Sci-Fi Channel for the exclusive domestic basic cable exhibition rights of The Outer Limits, Poltergeist: The Legacy and Stargate-SGI.

The programming agreement with Showtime also includes a commitment by Showtime to license seven made-for-television movies from the Company, five of which remained to be produced and all of which remained to be aired as of June 30, 1998.

Additionally, the Company has obtained a commitment from Paxson Communications ("Paxson") to license 88 episodes of Flipper, a one-hour series, which commitment includes a production order for 44 episodes. The series is scheduled to air beginning in fall 1998 on Paxson's PAX NET network, comprised principally of owned and operated stations which cover in excess of 65 percent of U.S. television households.

The Company also has obtained a commitment from Fox Family Worldwide to license 40 episodes (of which 14 episodes are newly commissioned) of All Dogs Go to Heaven, a one-half hour animated series to air beginning in fall 1998. The Company has also entered into agreements to produce for U.S. broadcast syndication (i.e. licenses to individual television stations) 40 half-hour episodes of Robocop: Alpha Commando, an animated series based on the feature motion picture Robocop, and 13 half-hour episodes of The Lionhearts, an animated series based on Leo, the familiar MGM lion, and his cartoon "family."

The Company intends to develop additional series for first-run syndication for which production, if the Company elects to produce such series, would begin in 1999.

The Company recently expanded its focus to produce series for network television on a selective basis, which typically require deficit financing but generally offer the potential for greater financial return. In its first sale of a series to network television since 1994, the Company produced a two-hour pilot and eight episodes of The Magnificent Seven for CBS as a midseason 1997/98 series. Additionally, CBS has ordered 13 new episodes for the 1998/99 season.

The Company currently is considering joint ventures, co-productions and other partnering arrangements for certain of its existing or future series in order to minimize the up-front capital investment and limit the financial risk to the Company with respect to the production of such series.

DISTRIBUTION

Theatrical Distribution
General. The initial step in the release of a motion picture is the booking of engagements with theatrical exhibitors. The exhibitors retain a portion of the admissions paid at the box office, which generally includes a fixed amount per week, as well as a percentage of the admissions that escalates over time. A studio's or other producer's (or third party distributor's) share is approximately 50 percent of gross box office admissions, although such percentage, which has generally decreased in recent years, varies depending upon factors such as the number and box office performance of such studio's or other producer's recent releases.

The Company intends to release a slate of films appealing to a wide variety of audiences. By strategically timing the release of its motion pictures throughout the year, the Company intends to avoid some of the risks posed when a motion picture is inappropriately released during the most crowded and competitive box office seasons. The Company believes that this strategy is unlikely to have a negative impact on its ability to generate home video rentals.

All motion pictures that are released theatrically by the Company in the U.S. and Canada, whether produced by MGM Pictures or UA Pictures or third parties, are marketed and distributed by Metro-Goldwyn-Mayer Distribution Co. Additionally, the Company generally distributes its motion pictures in theatrical markets outside of the U.S. and Canada through UIP, a partnership owned equally by the Company, Paramount and Universal. UIP is the world's largest theatrical motion picture distribution company outside the U.S., with distribution activities in over 50 countries. UIP has a cost sharing arrangement that requires each partner to be responsible for one-third of UIP's annual operating overhead. UIP charges each partner a distribution fee of 35 percent of gross theatrical receipts until the fee equals one-third of the annual operating costs of the partnership, and thereafter a negotiated percentage of any additional gross receipts as a fee for incremental use of the organization. Each partner bears all of its own releasing costs and retains all cash flow from its pictures after payment of fees.

The Company can elect to withdraw from UIP on November 1 of any year with at least one year's prior notice (although the Company has no current intention to withdraw). If the Company, or either other partner, withdraws, that partner is entitled to one-third of the book value of UIP less one-third of the estimated winding down costs of the partnership. Both Universal and Paramount have agreed not to withdraw from the partnership until after 2001; however, the Company believes that either party's exit from UIP would not have a material adverse effect on the Company's financial condition or results of operations, as the Company would expect to distribute its motion pictures in these territories by either modifying and downsizing the UIP structure or finding or developing satisfactory alternative methods for international distribution. There can be no assurance, however, that such alternatives would not result in decreased revenues or profitability. The partners are prohibited from transferring their respective partnership interests. UIP received a "Statement of Objections" from the Competition Directorate of the Commission of European Communities in January 1998. UIP responded to such Statement of Objections on May 15, 1998. See "--Regulation."

Co-Production and Distribution Agreements. In addition to producing feature motion pictures independently, the Company occasionally enters into co-production agreements, split rights deals and similar arrangements under which the Company retains certain distribution rights with respect to a picture and shares the cost of production with a partner that obtains other rights (generally outside of the U.S. and Canada). While such agreements limit the Company's risk relating to a motion picture's performance as they reduce the Company's production costs, such agreements also limit profitability. The Company also acquires rights to distribute films through negative pickup arrangements under which the Company acquires a completed motion picture, or certain rights therein, from a third party. Under co-production agreements, split rights deals or negative pickup arrangements, the Company may be committed to spend specified amounts for prints and advertising.

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Additionally, the Company occasionally enters into "rent-a-system" arrangements under which the Company provides distribution services to an independent film company for a percentage distribution fee. Under rent-a-system arrangements the independent film company generally is responsible for all print and advertising costs. These types of arrangements may be entered into before, during or after production of a particular motion picture.

Theatrical Marketing. The Company's theatrical marketing department consists of five functional groups: research, media planning, advertising, promotion and publicity. The objective of the marketing department is to maximize each motion picture's commercial potential by designing and implementing a marketing campaign tailored to appeal to the picture's most receptive audience. The marketing process begins with research before a motion picture is completed. The research department determines, through audience screenings and focus groups, a motion picture's appeal to its most likely target audience. The marketing group begins to develop media plans and marketing materials well in advance of a motion picture's scheduled theatrical release. The media campaign generally begins six months before release with the circulation of teaser trailers, posters and exhibitor advertising materials. The campaign becomes more aggressive two to three months before release as full-length trailers are released in theaters and more significant materials are sent to exhibitors. Finally, a national campaign is launched four to five weeks before opening day. This media campaign generally involves advertising a picture's release on national television, including network prime time and syndication markets, national cable and radio and in magazines, newspapers and specific target markets, such as colleges. In addition, public appearances, such as television talk shows, are arranged for a picture's stars in order to promote the film. The entire process is managed by the Company's in-house staff, although outside agencies are frequently retained to provide creative input.

Home Video Distribution
The Company's marketing and distribution strategy in the home video market domestically and internationally is to (i) market its motion picture and television titles in cohesive packages, (ii) create branded product lines,
(iii) adapt to a maturing home video market and (iv) release new motion pictures into the home entertainment market at the time of the year that it believes will generate the most sales without diminishing revenues from other markets. Under current management, the Company has repackaged and repriced a number of Library titles through the creation of various branded lines. Examples of these branded lines include MGM's Movie Time, Contemporary Classics, Screen Epics, Vintage Classics and Musicals. The Company believes this strategy has resulted in increased shelf space in video retail stores and that this increased visibility has led to increased sales of Library titles. This strategy has been used to expand the sales and distribution of the Orion catalog titles by incorporating them into two existing MGM collections, Movie Time and Contemporary Classics. In addition, the Orion library has been exploited to create new branded lines such as Soul Cinema and World Films. Additionally, the Company will release the Library films, or groups of the Library films, in connection with new films which it releases into the market, in order to increase sales of both the Library films and new releases. An example is the recent European James Bond video campaign, under which the Bond catalog was promoted in connection with the theatrical release of Tomorrow Never Dies. The Company intends to continue this strategy of packaging groups of films or film franchises and releasing them in connection with the releases of its most highly visible new films.

MGM Home Entertainment Inc. ("Home Entertainment") manages the marketing and distribution of both current feature motion pictures and Library product of MGM Studios and its subsidiaries in the home video and other home entertainment markets. In addition, the Company has an agreement with Turner pursuant to which the Company distributes the Turner library, the Old MGM Library and all pre-1949 Warner titles in worldwide home video markets, for a total of approximately 2,950 titles. The Company's rights under this agreement with Turner expire in June 2001. As more fully described below, these titles as well as the current pictures and Library product of MGM Studios and its subsidiaries, and any theatrical motion picture in which MGM Studios or, with certain exceptions, one of its affiliates acquires home video rights, are serviced pursuant to the WHV Agreement.

In 1990, as part of the acquisition of MGM/UA by Pathe, MGM-Pathe (the predecessor in interest to MGM Studios), MGM/UA and UA Pictures, Inc. (collectively, the "Parties") entered into the WHV Agreement with WHV. Under the WHV Agreement, the Parties have granted to WHV certain home video distribution rights with respect to new motion pictures and the motion picture library of MGM/UA, UA and their respective affiliates, subject to certain limited exceptions, throughout the world for a distribution fee expressed as a percentage of worldwide home video revenues (as determined under the WHV Agreement) and reimbursement of certain distribution expenses. In general, the percentage varies from 10 percent to 15 percent based upon the amount of worldwide home video revenues in any calendar year and other factors. MGM Studios and its affiliates maintain direct control of all significant elements of distribution such as the determination of release dates, marketing, return policies and pricing for these home video releases. Laser disc and digital video disc ("DVD") distribution rights are also covered by the WHV Agreement.

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The WHV Agreement expires in May 2003, with the home video rights of each of the films still covered by the WHV Agreement at that time reverting to MGM Studios or its affiliates five years after the film's initial availability in the U.S. home video market. Management believes that the Company will be able to manage home video distribution in a more cost-effective manner and increase sales and profitability upon the expiration of the WHV Agreement. Even with the agreement in effect, the Company's home video sales have increased since 1993. From 1993 to 1997, the Company increased its annual worldwide home video gross revenue from feature films by 44 percent, from $243.0 million to $350.5 million. The Company believes that this increase is a result of more effective and efficient marketing by the Company, the renegotiation by the Company of key vendor relationships and a reorganization of the Company's distribution infrastructure. The Company believes that 1997 and the six months ended June 30, 1998 were transitional periods for the home video division as revenues were reduced by the lack of first-run rental product resulting from the slowdown in production that accompanied the sale of MGM Studios in 1996.

The WHV Agreement provides that it applies (with certain exceptions discussed below) to (i) all motion pictures owned or controlled by the Parties or their affiliates prior to the date of the WHV Agreement, (ii) new motion pictures financed, developed, produced, owned and/or acquired by the Parties or any of their present or future affiliates during the term of the agreement and
(iii) all other motion pictures as to which the Parties or any of their present or future affiliates own, control or acquire any home video rights during the term of the agreement. In general, the WHV Agreement requires that the Parties and their present and future affiliates acquire home video rights for any motion picture in which they acquire theatrical and/or television rights in any given territory, unless WHV otherwise agrees. With respect to licenses existing on such product prior to the date of acquisition, the Parties have agreed to allow such rights to expire or terminate such rights when and to the extent permitted. The Parties have limited termination rights for WHV's failure to make certain payments or to provide certain accountings.

The Company has recently begun entering into revenue sharing agreements for certain of its titles, pursuant to which the Company sells titles to rental establishments at a discounted price and receives a percentage of the consumer rental revenues generated from such titles. The Company anticipates that it will continue to enter into more of such agreements in the future. Although no assurance can be given, in part because of the recent introduction of these arrangements in the industry, the Company believes that such arrangements may increase its revenues from the home video rental market, by allowing the Company to participate in increased revenues from successful titles, although such revenues will be received over a longer period.

Orion manages the marketing and distribution of both current feature motion pictures and library product of Orion in the home video markets, except for the library product of Goldwyn. Goldwyn has licensed to Hallmark Entertainment Distribution Company, Inc. ("Hallmark") the right to distribute in the U.S. home video market substantially all of the Goldwyn library. The term of Hallmark's license of each of such library pictures expires on the later of five and one-half years after the date of the picture's initial availability in the U.S. home video market or Hallmark's recoupment of its advance under the license, but no later than June 30, 2005. In November 1997 the Company terminated an output agreement with Hallmark that covered feature motion pictures produced or acquired by Goldwyn between May 1995 and April 2000.

The WHV Agreement expressly provides that WHV's rights do not extend to, among other things, motion pictures owned, produced or released by another major studio in the event that any of the Parties or any of their affiliates acquires control of any such major studio (so long as substantially the same quality and quantity of motion pictures are produced that are covered by the WHV Agreement following the acquisition as prior to the acquisition) and specifically names Orion as well as others as major studios. Despite this provision, MGM Studios has received correspondence from WHV alleging that Orion's future production and library is subject to the WHV Agreement. The Company has responded by referring to the express Orion exclusion and is currently in discussions with WHV about this matter. No assurance can be made as to the outcome of this matter. To the extent that the future production and library films of Orion, or any future affiliate of MGM Studios, were determined to be subject to the WHV Agreement, there would likely be a reduction in the revenue and profits from the distribution of that product.

Through June 30, 1998, the Company has released 12 Orion films to the rental market, including features Ulee's Gold, Fall, The Locusts and Retroactive, as well as the Company's television productions, Twelve Angry Men and the two-hour pilot of Stargate SG-1.

The Company intends to capitalize on developing technologies such as DVD, a high-quality mass-produced delivery system for video and audio data. The Company believes that DVD is a promising technology that could generate significant

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incremental profits for the industry because the cost of manufacturing DVDs is substantially less than the cost of manufacturing videocassettes and the format may be more attractive to retail purchasers than videocassettes. The Company was among the first major studios to make titles available on DVD. Tomorrow Never Dies has become the largest selling DVD title yet released. The Company believes that it is well positioned to benefit if DVD is successful, since the high quality of DVD is expected to create additional demand for the many classic or familiar "collectible" titles in the Library. As DVD is a developing technology, it is uncertain when and if DVD will become a substantial revenue source; however the Company does anticipate incremental revenue from the technology in 1998.

Pay and Free Television Distribution
General. The Company generally licenses its current theatrical motion pictures for pay television through output agreements pursuant to which films not yet produced are pre-licensed for a specified fee paid on delivery. The Company believes that output agreements with international distributors with recognized expertise are beneficial as they assure that a significant advance will be received for a given territory and that a prominent distributor with recognized distribution and marketing capabilities will distribute the picture in such territory. The Company currently has a long-term output agreement with a subsidiary of Seven. See "Certain Transactions--Other Transactions with Seven and its Affiliates."

The Company intends to enter into relatively short-term licenses of its Library motion pictures for pay and free television in packages that are strategically designed for the relevant marketplace. The Company has created a proprietary database for use by its salesforce which contains detailed information on each of the Company's films, including dates of availability, media controlled by the Company, sales history, genre, format, length, stars, soundtrack, etc. This information can be utilized by the sales force in order to create strategically designed packages of motion pictures based on one or more various criteria. The Company believes that this system is the most advanced in the entertainment business and provides its sales force with an advantage in a competitive marketplace that requires large amounts of diverse content and is becoming more receptive to packaged programming.

Previously, the Company had distributed its motion pictures in pay television markets outside of the U.S. and Canada through UIP. However, as part of an agreement reached between UIP and the competition authorities of the European Union in 1997, UIP agreed that it will no longer engage in the licensing or marketing of motion picture product for pay television, and the Company now licenses its motion pictures to such markets directly. See "--Regulation."

Domestic Pay Television. The Company and Showtime have entered into a theatrical motion picture output agreement requiring the Company's future theatrical motion pictures to air on Showtime's pay television network. The first output period expires upon the first to occur of August 31, 2001 or the delivery of 150 pictures (other than specialty pictures) under the agreement. As of June 30, 1998, the Company had delivered 30 pictures to Showtime. The second output period commences on September 1, 2001 and expires upon the first to occur of December 31, 2003 or the delivery of 65 additional pictures (other than specialty pictures). Additionally, the agreement requires the Company's future specialty motion pictures (i.e., pictures released under the Goldwyn logo) to air on Showtime's pay television network. The output period for specialty motion pictures expires upon the first to occur of December 31, 2003 or the delivery of 50 specialty motion pictures. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture, with special provisions applicable to the speciality motion pictures.

Orion and Home Box Office ("HBO") have entered into a theatrical motion picture output agreement requiring future theatrical motion pictures produced and distributed by Orion (excluding pictures produced by Goldwyn and distributed under both the prior and current Goldwyn logo) to air on HBO's pay television network. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture. The agreement expires on December 31, 2001, but HBO has the right to extend the agreement through December 31, 2006.

Domestic Free Television. The Company distributes its feature motion pictures to U.S. and Canadian networks, local television stations in the U.S. and Canada and basic cable networks. The Company also generates revenue by granting syndication licenses on a barter basis. Barter syndication allows the television stations to license the Company's product in exchange for a portion of the local commercial air time. The Company, in turn, sells the inventory of commercial air time to advertisers on a national basis, while the television stations retain a portion of the commercial air time for local advertisers. The Company has used outside barter companies to sell television spots to advertisers in the past, but the Company commenced its own barter sales business in 1996.

In connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe licensed the domestic free television rights to a substantial portion of its library (the UA library and the post-1986 MGM/UA titles in theatrical

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release at the time) and selected television programs to Turner for a period of ten years beginning from the availability of each such product in that market. The license excludes motion pictures released theatrically after 1987. With respect to most of the motion pictures and television programming covered by the license, the domestic free television rights revert to the Company between 2000 and 2003. The Company expects to receive relatively little revenue from the licensing of the product covered by the agreement with Turner in the domestic free television market until 2000. The Company believes that, due to the significant increases in licensing fees for domestic television since 1990, the expiration of the Turner license and the subsequent ability of the Company to freely license the Library in this market will generate incremental revenue for the Company. See "Risk Factors--Certain Limitations on the Exploitation of the Library."

International Pay and Free Television. The Company currently distributes its motion pictures through pay television licenses in over 90 territories. The Company has output agreements with licensees in major territories, including Germany, France, the United Kingdom, Spain, Italy, Japan and Brazil. In 1997 and in the six months ended June 30, 1998, the Company received $58.8 million and $31.5 million, respectively, in revenue from international pay television distribution, accounting for seven percent and five percent, respectively, of the Company's total revenue for each such period.

The Company currently distributes its motion pictures and television product through free television licenses in over 100 territories. In 1997 and in the six months ended June 30, 1998, the Company received $120.1 million and $62.8 million, respectively, in revenues under these agreements, accounting for 14 percent and ten percent, respectively, of the Company's total revenues for each such period. These license arrangements typically provide licensees with the right to exhibit the licensed motion pictures on television for a specific number of airings over a period of three to seven years.

However, in connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe entered into long-term licenses of pay and free television rights for theatrical and television movies and, in some cases, television series in its Library at that time with United Communications (France) and F.O.R.T.A. (Spain). A similar agreement had been entered into in 1984 with Degeto Film (Germany). Substantially all of the license fees under these long-term licenses have already been paid to the Company, and, therefore, the Company does not expect to receive significant revenue from these licenses in future periods. With respect to most of the motion pictures licensed to United Communications, the rights granted revert to the Company between 2000 and 2003. The James Bond features were excluded from such license. With respect to most of the motion pictures licensed to F.O.R.T.A., the free television rights revert to the Company between 1997 and 2000. With respect to most of the motion pictures and television series licensed to Degeto Film, the distribution rights granted revert to the Company between 1999 and 2010. See "Risk Factors--Certain Limitations on the Exploitation of the Library."

Additionally, Orion has entered into certain long-term licenses covering a significant number of its library motion pictures in the international free and pay television markets. Orion has already received substantially all of the license fees under these licenses, and therefore, the Company does not expect significant revenue from these licenses in future periods. Orion has licensed titles to Capitol Film and TV International (Germany), Compagnie Luxembourgeoise de Telediffusion (France), British Sky Broadcasting (the United Kingdom), Film Finance Group, Inc. and Principal Network Limited (Italy) and Televisio de Catalunya, S.A. (Spain). The distribution rights granted to Capitol Film and TV International revert to Orion in 2025. The distribution rights granted to Compagnie Luxembourgeoise de Telediffusion revert to Orion between 2003 and 2013. The distribution rights granted to British Sky Broadcasting currently are reverting to Orion, with such reversion being complete in 2002. The distribution rights granted to Film Finance Group, Inc. and Principal Network Limited revert to Orion between 1999 and 2012. The distribution rights granted to Televisio de Catalunya, S.A. currently are reverting to Orion, with such reversion being complete in 2010. The Company believes that, due to the importance of France, Spain, Germany, the United Kingdom and Italy and the significant increases in licensing fees for television in these markets since 1990, the expiration of these licenses and subsequent ability of the Company to freely license its Library in these markets could create substantial incremental revenue for the Company.

The MGM/UA and Orion licenses discussed above (in "--Domestic Free Television" and "--International Pay and Free Television") cover a cross-section of the motion pictures in the Library. Although the Company exploits the remaining titles in the Library in these markets, they do not generate significant revenues.

In addition to licensing packages of films, the Company holds equity positions ranging from approximately five percent to 25 percent in joint ventures such as CineCanal, Telecine, Star Channel and MovieVision, which are emerging international premium film satellite television networks broadcasting in different territories around the world. The Company has entered into license agreements with respect to each of CineCanal, Telecine, Star Channel and MovieVision, licensing theatrical and television motion pictures and, in some cases, television series to each of the ventures.

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The Company believes its strategy of providing strategically pooled, branded
MGM programming through the licensing of programming packages to cable networks and television broadcasters, as well as through the development of new channels of distribution that deliver the Company's programming, will provide opportunities in the international marketplace as foreign countries continue to develop cable television infrastructures and satellite television becomes more available.

In April 1998, the Company and its 50 percent equity partner, an indirect subsidiary of Tele-Communications, Inc., decided to terminate their nearly two-year old joint venture in movie channel MGM Gold (Asia). MGM Gold (Asia) was a 24-hour satellite and cable delivered service based and distributed in Asia that featured programming from the Library. The recent economic deterioration in Southeast Asia, which has resulted in diminished growth in multi-channel television households, and slower than anticipated penetration in India and China were the primary factors influencing the decision to cease the operations of the joint venture. As of June 30, 1998, the Company had invested $13.2 million in the venture. The Company anticipates that the formal dissolution of the venture will be concluded shortly and that related costs will not be significant.

In May 1998 the Company and an indirect subsidiary of United International Holdings ("UIH") combined their Latin American cable programming businesses into a joint venture to form MGM Networks Latin America. Under the terms of the joint venture, the Company acquired a 50 percent equity interest in the venture by contributing its branded Brazilian channel (MGM Gold Brazil) and committing to fund the first $9.9 million ($6.7 million of which was funded at closing) required by the venture. In turn, UIH contributed its 100 percent interest in United Family Communications ("UFC"), which produces and distributes The Family Channel Latin America and Casa Club TV to satellite and cable television distributors throughout Latin America and Brazil, for a 50 percent interest in the joint venture. Each of the Company and UIH shares equally in the profits of the venture and is obligated to fund 50 percent of the joint venture's expenses up to a maximum of approximately $14.1 million each (after the Company's initial $9.9 million commitment, which has been funded). UFC commenced operations in June 1997; MGM Gold Brazil began operations in December 1997. The Company has entered into license agreements with MGM Networks Latin America, licensing certain motion pictures and trademarks to the venture. The joint venture is based in Coral Gables, Florida.

Over the next 12 months, The Family Channel Latin America will be re-branded and reintroduced as MGM Latin America and MGM Brazil. MGM Latin America and MGM Brazil are general entertainment channels programmed primarily with MGM theatrical and television product. Casa Club TV is a women's and children's channel offering home and garden, cooking and children's programming. As of June 30, 1998, MGM Networks Latin America distributed its signal to approximately three million homes in 14 countries throughout Latin America.

For a discussion of certain risks associated with the Company's international distribution operations, see "Risk Factors--Risks of International Distribution."

TRADEMARKS AND CONSUMER PRODUCTS

The Company owns the registered trademarks Metro-Goldwyn-Mayer, MGM, United Artists, UA, Orion and variations thereof, as well as trademarks, logos and other representations of characters, such as The Pink Panther, from motion pictures and television series produced or distributed by the Company. In 1997 and in the six months ended June 30, 1998, the Company received $9.5 million and $6.0 million, respectively, in revenue from the licensing of these trademarks, logos and other representations.

The Company believes that the MGM name and its lion logo are among the most recognized in the world, evoking images of classic Hollywood. The Company believes that the name and logo represent assets the value of which has been substantially unrealized in the past. The Company plans to pursue a focused branded strategy that will capitalize upon the Company's name and logo and seek licensing opportunities for such name and logo, as well as other trademarks of the Company, in a range of high quality product categories (including gifts and apparel), distribution channels and venues.

In February 1980 Old MGM granted to a predecessor-in-interest to MGM Grand Inc. an exclusive open-ended royalty-free license to use certain trademarks and trade names that include the letters "MGM," as well as logos consisting of a stylized depiction of a lion, in its hotel/gaming business and other businesses that are not entertainment-related. In 1986 MGM/UA granted MGM Grand Air, Inc. ("Grand Air") an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. See "Certain Transactions--Other Transactions with Tracinda and its Affiliates."

In June 1985 Old MGM granted to Walt Disney Productions ("Disney Productions") an exclusive long-term worldwide license (the "Disney License") to use all trademarks, trade names and logos of MGM Studios that do not include "United

                                       62
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Artists" or "UA" and materials from certain MGM and UA motion pictures and television programming in movie theme parks of Disney Productions that include a working movie production studio, as long as Disney Productions makes the annual license payments. The Disney License becomes non-exclusive with respect to the licensed trademarks, trade names and logos on May 1, 2004 and is subject to early termination under certain circumstances. Additionally, if Disney Productions did not develop a movie theme park in any given territory by June 27, 1994, the Disney License requires that Disney Productions reconvey all the licensed rights in that territory to MGM Studios. MGM Studios has requested the reconveyance of the licensed rights in all territories except the U.S., and Disney Productions reconveyed those rights in 1995 for all territories except the U.S. and Western European territories in 1995. The Company filed a lawsuit against Disney Enterprises, Inc. ("Disney") to compel the reconveyance of the licensed rights in Western Europe and for termination of the Disney License and received a jury verdict in its favor with respect to the rights in Western Europe in November 1997. The court granted summary adjudication in favor of Disney denying the Company the right to terminate Disney's U.S. rights under the Disney License. The Company has appealed this aspect of the decision. See "--Legal Proceedings."

The Company believes that it has the right to use the trademark Goldwyn in connection with motion picture production and distribution as well as related businesses and currently makes use of that mark in connection with certain of its operations. The Company's right to use this mark has been disputed in litigation with Samuel Goldwyn, Jr. See "--Legal Proceedings."

COMPETITION

Motion picture production and distribution are highly competitive businesses. The Company faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment. The Company competes with the other major studios, numerous independent motion picture and television production companies, television networks and pay television systems for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Numerous organizations with which the Company competes in the motion picture industry have significantly greater financial and other resources than does the Company, while the independent production companies may have less overhead than the Company. Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both means of distributing their products and stable sources of earnings that offset the fluctuations in the financial performance of their motion picture and television operations. See "Distribution--Pay and Free Television Distribution."

In addition, the Company's motion pictures compete for audience acceptance and exhibition outlets with motion pictures produced and distributed by other companies. As a result, the success of any of the Company's motion pictures is dependent not only on the quality and acceptance of a particular picture, but also on the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time. The number of films released by the Company's competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing the Company's share of gross box office admissions and may make it more difficult for the Company's films to succeed. See "Risk Factors-- Risks of Motion Picture and Television Production."

Competition also is intense within the television industry. There are numerous suppliers of television programming, including the networks, the television production divisions of the major studios and independent producers, all of which compete actively for the limited number of available broadcast hours. The Company's programming competes with first-run programming, network reruns and programs produced by local television stations. Competition is also intense in supplying motion pictures and other programming for the pay television and home video markets. Numerous organizations with which the Company competes in the television industry have significantly greater financial and other resources than does the Company. See "Risk Factors--Risks of Motion Picture and Television Production."

EMPLOYEES

As of June 30, 1998, the Company had approximately 1,080 full-time and part-time regular employees in its worldwide operations. Of that total, approximately 150 were primarily engaged in production and development, approximately 380 were primarily engaged in sales, marketing and distribution and approximately 550 were primarily engaged in management and administration. Approximately 170 of the Company's employees are currently covered by employment contracts. The Company also hires additional employees on a picture-by-picture basis in connection with the production of the Company's motion pictures and television programming. The salaries of these additional employees, as well as portions of the salaries of certain full-time employees of the Company who provide direct production services, are typically allocated to the capitalized cost of the related motion pictures or television programming. The Company believes that its employee and labor relations are good.

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Approximately 45 of the Company's current employees (and many of the employees that the Company hires on a project-by-project basis) are represented under industry-wide collective bargaining agreements with various unions, including the WGA, the DGA, SAG and IATSE. A strike, job action or labor disturbance by the members of any of these organizations may have a material adverse effect on the production of a motion picture or television program within the U.S. See "Risk Factors--Risks of Motion Picture and Television Production."

PROPERTIES

The Company leases approximately 300,000 square feet of office space, as well as related parking facilities, for its corporate headquarters in Santa Monica, California under several leases which generally expire in May 2003. The Company also leases approximately 27,000 square feet in New York City for its East Coast publicity, marketing and theatrical and television distribution offices under a lease that expires in June 2004. Additionally, the Company leases approximately 35,000 square feet of office space in Los Angeles, California, which has been used by Orion, under a lease that expires in January 2004. The current monthly rent for the above properties is approximately $1.1 million in the aggregate (in addition to taxes, insurance and certain expenses paid by the Company). The Company has subleased the office space used by Orion. In addition, the Company maintains relatively small domestic theatrical and television distribution branches in Boca Raton, Chicago, Montreal, San Juan and Toronto and has small international television distribution offices in London, and Sydney. The Company recently closed its Paris office and consolidated its European distribution operations to its London office. The Company also leases studio facilities and stages from unaffiliated parties on an as-needed basis in connection with the production of specific motion picture and television projects.

The Company believes that its current facilities are adequate to conduct its business operations for the foreseeable future.

REGULATION

In 1994 the U.S. was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty ("GATT"). The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Austria, Belgium, Denmark, Germany, Greece, Finland, France, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom) to continue enforcing quotas that restrict the amount of U.S. produced television programming which may be aired on television in such countries. The European Union Council of Ministers has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive does not itself constitute law, but must be implemented by appropriate legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of the Company by limiting the ability of the Company to exploit fully its motion pictures internationally.

Distribution rights to motion pictures are granted legal protection under the copyright laws of the U.S. and most foreign countries, which laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. The Company seeks to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for all of its motion pictures or television programming under the laws of applicable jurisdictions. Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the MPAA, the Motion Picture Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered trade sanctions against specific countries which do not take steps to prevent copyright infringement of U.S. produced motion pictures. There can be no assurance that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

Article 85(1) of the Treaty of Rome prohibits certain agreements and concerted practices which prevent, restrict or distort trade within the European Union. In 1989 after several years of proceedings before the European Commission, UIP received an exemption from Article 85(1) with respect to its theatrical distribution activities in the European Union. In connection with this exemption, UIP gave certain undertakings to the European Commission. The 1989 exemption expired in 1993 and, although UIP has filed an application seeking renewal of such exemption, such renewal has not yet been granted. In July 1996 the European Commission conducted unannounced visits of four of UIP's offices in Europe, interviewing officers and copying documents. These visits were based on complaints submitted to the European Commission by third parties, to the effect that UIP was acting in an anti-competitive manner and was not complying with certain of the undertakings given by it in connection with receiving the 1989 exemption. In addition, on January 16, 1998, in response to UIP's renewal application, the Competition Directorate of the Commission of the European Communities issued a Statement of Objections. The Statement of Objections indicates that, although a final decision has not been taken, the Commission is of the opinion that the exemption granted to UIP in 1989 should not be extended and that UIP should be required to cease operations in the European Union. UIP responded to the Statement of Objections on May 15, 1998 and a hearing was held before the European Commission in late September 1998. There can be no assurances that the 1989 exemption will be renewed or renewed on terms acceptable to UIP. If the 1989 exemption is not renewed at all or not renewed on terms satisfactory to UIP and UIP ceases or reduces operations, the Company believes that it will be able to find or develop satisfactory alternative methods for international distribution, although such alternatives may result in decreased revenues and profitability from such distribution. See "Risk Factors--Risks Associated with the James Bond Films and Third Party Relationships."

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company has followed and will continue to follow the practice of submitting its pictures for such ratings. As a substantial number of the Company's films are rated "R," under rules enforced by theatrical exhibitors, children under certain ages may attend the applicable motion picture only if accompanied by an adult.

United States television stations and networks as well as foreign governments impose content restrictions on motion pictures which may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter the Company's ability to exhibit certain motion pictures in such media or markets.

LEGAL PROCEEDINGS

In the matter entitled Estate of Jim Garrison, et al. v. Warner Bros., Inc., et al., which was filed as a putative class action in Los Angeles County Superior Court in November 1995 against, among others, MGM Pictures and UA Pictures and the other major studios, the court denied class certification in August 1996 with respect to the plaintiffs' claims for breach of contract, breach of implied covenant, unjust enrichment, imposition of constructive trust and declaratory relief and, initially, granted class certification with respect to plaintiffs' claims for price fixing under the Sherman Antitrust Act, price fixing under state law, boycott/concerted refusal to deal under the Sherman Antitrust Act and boycott/concerted refusal to deal under state law. The court subsequently announced that its grant of the plaintiffs' class certification motion might have been "inadvertent" and issued an order on its own motion requesting briefing on the issue whether the class should be decertified. After such briefing and by Order dated May 26, 1998, the court decertified the plaintiff class with respect to plaintiffs' remaining claims for price fixing under the Sherman Antitrust Act, price fixing under state law, boycott/concerted refusal to deal under the Sherman Antitrust Act and boycott/concerted refusal to deal under state law. The plaintiffs have announced their intention to proceed against all defendants, including MGM Pictures and UA Pictures, on their legal theories but solely as to the Warner Bros. motion picture "JFK." Trial has been set for October 18, 1999. The defendants have filed motions for summary judgment, but the court has not yet ruled on the defendants' motions or scheduled a hearing on such motions.

In May 1996 MGM Studios initiated an action in Los Angeles County Superior Court against Disney to compel the reconveyance of rights granted with respect to Western European territories to Disney Productions under the Disney License. See "--Trademarks and Consumer Products." MGM Studios also claims that Disney Productions' breach of the reconveyance obligation entitles MGM Studios under the terms of the Disney License to terminate the Disney License altogether. The Company believes that if the Disney License is terminated, the loss of revenue to the Company will be minimal, and the Company may be able to relicense or otherwise exploit these rights on more favorable terms. Trial proceedings with respect to such action began in October 1997, and the Company has received a jury verdict in its favor with respect to the Western European rights on November 5, 1997. The court granted summary adjudication in favor of Disney denying the Company the right to terminate Disney's U.S. rights under the Disney License. The Company has appealed this aspect of the decision. The parties are currently briefing the appeal. No hearing date has been set.

In the two consolidated litigations entitled Turner Broadcasting System, Inc. et al. vs. Tracinda Corporation and Turner Broadcasting System, Inc., et al. vs. Metro-Goldwyn-Mayer Inc., (Base File CV-S-97-415), in April 1998 the Company moved to dismiss the Amended Complaint against it on jurisdictional grounds. In such litigation, MGM Studios, as successor in interest to UA, and Tracinda are defendants in consolidated actions in the United States District Court for the District of Nevada. Turner alleges that, as a result of Turner's 1986 acquisition of a predecessor in interest to MGM Studios and related transactions, there was a $260 million tax loss and that the defendants are contractually obligated to pay over to Turner any resulting tax benefits attributable to that loss that Tracinda has received or will be allowed. The Company has not claimed and will not receive any such tax benefits. The Internal Revenue Service has disallowed both Turner's and Tracinda's tax claims, which are now pending in the United States Tax Court. Based upon information to date, the Company's management believes that it is unlikely that the Turner litigation will have a material adverse effect on the Company's financial condition or results of operations. The Nevada court has stayed the action against MGM Studios pending a final decision in the tax court proceedings.

Orion is a defendant in a matter entitled Sidney Sapsowitz et al. v. John W. Kluge, Metromedia International Inc., and Orion Pictures Corp., et al., which was filed in June 1997. The plaintiffs claim a "finder's fee" of $28.5 million in connection with the Orion Acquisition. There have been no material developments in the Sapsowitz case to date. Pursuant to the terms of agreements executed in connection with the Orion Acquisition, the Company has indemnification from Metromedia International Group, Inc. with respect to the payment of any finder's fee. As a result, management believes that the Sapsowitz litigation will not have any material adverse effect on the Company's financial condition or results of operations.

The Company is a defendant in an action entitled Samuel Goldwyn, Jr., et al. v. Metro-Goldwyn-Mayer Inc., et al., pending in the Los Angeles County Superior Court, which alleges, among other things, fraud and deceit, breach of various agreements, breach of fiduciary duty, trademark infringement, and unfair competition. The complaint was served on the Company on October 30, 1997, and has been amended several times. The complaint seeks, among other relief, damages in excess of $5 million, an injunction against the defendants' use of the trademarks covered by the trademark license, injunctive relief preventing the Company from using the "Goldwyn" name in connection with the licensing or exhibition of any new film that has not been acquired by the Company's Goldwyn subsidiary, termination of a distribution agreement and unspecified punitive damages. See "--Trademarks and Consumer Products." The Company intends to contest the litigation vigorously and believes that this action will not have a material adverse effect on the Company's financial condition or results of operations.

On November 17, 1997, the Company and Danjaq filed an action in federal court in Los Angeles against Sony, Sony Pictures, Columbia, John Calley, Kevin McClory and Spectre seeking declaratory and injunctive relief and/or damages for copyright infringement, trademark dilution, slander of title, unfair competition, inducing breach of contract and breach of fiduciary duties, and misappropriation of trade secrets, based on Sony Pictures' publicized assertion on October 13, 1997 that it had the right (together with Mr. McClory) to create its own James Bond film franchise. The complaint seeks various forms of legal relief based on the Company's position that the defendants do not have any legal right to produce or distribute a franchise of James Bond films, or any James Bond films, in the United States. On January 23, 1998, the Company and Danjaq filed an amended complaint adding claims for trademark infringement, federal unfair competition and California trademark dilution. The Company and Danjaq contend not only that Mr. McClory's rights were limited to remaking Thunderball but that even those rights have expired under U.S. law pursuant to the doctrine of Stewart v. Abend, 495 U.S. 207 (1990) and that the rights during the current term of the copyright to make films using the James Bond character and other aspects of Ian Fleming's James Bond novels were acquired by Danjaq. The Company and Danjaq now co-own most of these rights. They also contend that Mr. Calley misappropriated trade secret information about the James Bond franchise when he left UA Pictures for Sony Pictures. On
February 12, 1998, Sony Pictures and Columbia filed an answer and counterclaim asserting, among other things, that Mr. McClory owns the rights to materials he claims were the genesis of the cinematic James Bond, and that Sony Pictures is the assignee of those rights and that they are therefore owed an accounting of profits on all James Bond films Danjaq and the Company have produced and marketed in the United States. Mr. McClory answered the complaint on March 19, 1998, asserting contentions similar to Sony Pictures'. On April 10, 1998, the Company and Danjaq filed a motion to dismiss a portion of one of Sony Pictures' claims for relief, the Third Claim For Relief seeking an accounting of the Company's and Danjaq's profits in exploiting the James Bond franchise. While that motion was pending, but before it was heard, Sony Pictures and Columbia on May 1, 1998 filed a First Amended Counterclaim making certain modifications to their claims, including a modification to the Third Claim For Relief so that it no longer seeks an accounting but instead seeks damages for copyright infringement. On May 19, 1998, the Company and Danjaq filed a motion for preliminary injunction on the copyright and trademark issues to preclude Sony Pictures from preparation, production, distribution, advertising or other exploitation of a James Bond motion picture. On

July 29, 1998, that motion was granted and Sony Pictures, Columbia and the other defendants were preliminarily enjoined from the production, preparation, distribution, advertising or other exploitation in the United States of a James Bond motion picture in any medium and from using the "James Bond" and the "James Bond 007" trademarks in the United States. The defendants have appealed the District Court's order granting the preliminary injunction to the United States Court of Appeals for the Ninth Circuit. Discovery is ongoing in the case. Trial has been continued until 60 days after final determination of the defendants' appeal of the trial court's preliminary injunction ruling. See "Risk Factors--Risks Associated with the James Bond films and Third Party Relationships" and "Business--Motion Picture and Television Library."

The Company intends vigorously to assert both substantive and procedural defenses to all of Sony Pictures' claims and to pursue its own remedies fully. The Company believes that a remake of Thunderball by Mr. McClory, Sony Pictures or others would not have a material adverse effect on the Company's business or results of operations. However, a determination that Mr. McClory, Sony Pictures or others have broader rights to produce or exploit other films, television programs or other similar programs that are based, in whole or in part, on the James Bond character or that such persons have a right to any of the profits from the James Bond films that Danjaq and the Company have produced could have a material adverse effect on the Company's business and results of operations.

On December 10, 1997, plaintiffs Nova Entertainment, GmbH and HAT International, GmbH filed suit in the United States District Court for the Central District of California, against the Company, for claims arising out of the Company's decision in 1997 not to enter into a financing, production and distribution arrangement with the plaintiffs. The complaint seeks damages in excess of $90 million in fees the plaintiffs claim they would have received from an alleged production of nine motion pictures over three years, along with punitive damages in an unstated amount. In response to the plaintiffs' complaint, the Company has alleged that the plaintiffs failed to plead a valid claim for breach of both oral and written contract. Based upon information to date, the Company's management believes that it is unlikely that the plaintiffs' claims will have a material adverse effect on the Company's financial condition or results of operations. The Company plans vigorously to defend itself against such claims.

In addition, from time to time the Company becomes involved in other litigation arising in the normal course of business, and the Company believes that none of such other litigation as is currently pending will have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the directors and executive officers of the Company as of October 1, 1998. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by the Board of Directors and serve at the discretion of the Board of Directors and Mr. Mancuso.

--------------------------------------------------------------------------------

NAME                  AGE POSITIONS

--------------------------------------------------------------------------------
Frank G. Mancuso      65  Chairman of the Board, Chief Executive Officer and Director
A. Robert Pisano      55  Vice Chairman and Director
James D. Aljian       65  Director
Francis Ford Coppola  59  Director
Kirk Kerkorian        81  Director
Alex Yemenidjian      42  Director
Jerome B. York        60  Director
William A. Jones      56  Senior Executive Vice President and Secretary
Daniel J. Taylor      41  Senior Executive Vice President and Chief Financial Officer

All members of the Board of Directors of the Company are elected annually by the stockholders of the Company for a one-year term. The Common Stock does not have cumulative voting rights. The Company, MGM Studios, Tracinda and Mr. Mancuso are parties to an Amended and Restated Investors Shareholder Agreement dated as of August 4, 1997, as amended September 1, 1998 (the "Investors Shareholder Agreement") pursuant to which they have agreed to vote their respective shares of the Common Stock as a group with respect to certain matters, including, but not limited to, certain corporate governance matters and the election of the Board of Directors of the Company. See "Risk Factors-- Ownership and Control of Principal Stockholders" and "Ownership of Voting Securities--Investors Shareholder Agreement."

FRANK G. MANCUSO. Mr. Mancuso has been the Chairman of the Board and Chief Executive Officer of the Company since October 1996 and has been the Chairman of the Board and Chief Executive Officer of MGM Studios since July 1993. Prior to joining MGM Studios, Mr. Mancuso was the Chairman and Chief Executive Officer of Paramount from September 1984 to March 1991, having served Paramount in numerous other capacities beginning in 1963, and was an entertainment industry consultant and private investor from March 1991 to July 1993.

A. ROBERT PISANO. Mr. Pisano was appointed as a director and Vice Chairman of the Board of Directors of the Company immediately following the IPO. Mr. Pisano has served as Vice Chairman of the Company and MGM Studios since March 1997 and, prior thereto, served as Executive Vice President of MGM Studios from August 1993 to March 1997. Prior to joining MGM Studios, Mr. Pisano was Executive Vice President of Paramount from June 1985 to May 1991, where he served as General Counsel and a member of the Office of the Chairman. Prior to 1985 and from February 1992 to August 1993, Mr. Pisano was a partner with the law firm of O'Melveny & Myers LLP.

JAMES D. ALJIAN. Mr. Aljian has been a director of the Company since October 1996. Mr. Aljian has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM Grand, Inc. and Chrysler Corporation.

FRANCIS FORD COPPOLA. Mr. Coppola has been a director of the Company since January 1998. Since 1993 Mr. Coppola has been the owner, Chairman and President of American Zoetrope, a film company based in San Francisco. Mr. Coppola is also a five-time Oscar-winning director, writer and producer. Mr. Coppola previously served on the board of directors of MGM Studios from December 1993 to October 1996.

KIRK KERKORIAN. Mr. Kerkorian has been a director of the Company since October 1996 and has had a professional relationship with MGM Studios for over 25 years. See "Background of the Company." Mr. Kerkorian has served as Chief Executive Officer, President and sole director and shareholder of Tracinda for more than the past five years. In addition, Mr. Kerkorian serves on the board of directors of MGM Grand, Inc.

ALEX YEMENIDJIAN. Mr. Yemenidjian has been a director of the Company since November 1997. Mr. Yemenidjian has served as the President of MGM Grand, Inc. since July 1995, as Chief Operating Officer of MGM Grand, Inc. since June 1995, as Chief Financial Officer of MGM Grand, Inc. from May 1994 to February 1998 and was an Executive Vice

President of MGM Grand, Inc. from June 1992 to July 1995. Prior thereto, Mr. Yemenidjian served as the Chairman of the executive committee of MGM Grand, Inc. from January 1991 to June 1992, and as the President and Chief Operating Officer of MGM Grand, Inc. from March 1990 to January 1991. Mr. Yemenidjian has been a director of MGM Grand, Inc. since 1989. Mr. Yemenidjian served as an executive of Tracinda from January 1990 to January 1997.

JEROME B. YORK. Mr. York has been a director of the Company since October 1996. Mr. York has served as the Vice Chairman of Tracinda since September 1995. Prior to joining Tracinda, Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and as a director of IBM Corporation from January 1995 to September 1995. Prior thereto, Mr. York served as Executive Vice President-Finance and Chief Financial Officer of Chrysler Corporation from May 1990 to May 1993 and as a director of Chrysler Corporation from April 1992 to May 1993. In addition, Mr. York serves on the board of directors of MGM Grand, Inc., Apple Computer, Inc. and Waste Management, Inc.

WILLIAM A. JONES. Mr. Jones has been Senior Executive Vice President and Secretary of the Company and MGM Studios since June 1997 and, prior thereto, served as Executive Vice President-Corporate Affairs and Secretary of MGM Studios since January 1995. Mr. Jones served as Executive Vice President, General Counsel and Secretary of MGM-Pathe and MGM Studios from May 1991 to January 1995 and as General Counsel and Secretary of predecessors to the Company since 1983. Mr. Jones was a director of MGM-Pathe from June 1991 to January 1992.

DANIEL J. TAYLOR. Mr. Taylor has been Senior Executive Vice President and Chief Financial Officer of the Company and MGM Studios since June 1998 and, prior thereto, was Executive Vice President--Corporate Finance since August 1997. From May 1991 to July 1997, Mr. Taylor served as an executive of Tracinda. Prior thereto, Mr. Taylor served as Vice President--Taxes and various other capacities at the predecessor of the Company, from 1985 through May 1991.

ADDITIONAL DIRECTORS TO BE APPOINTED

It is anticipated that, pursuant to the Investors Shareholder Agreement, two additional persons meeting the requirements of the NYSE for serving as independent directors will be selected and added to the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In November 1997 a Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") was established which currently consists of Mr. Yemenidjian and Mr. Coppola. The Compensation Committee is responsible for administering the Company's stock incentive plans and monitoring, reviewing and making recommendations to the Board of Directors with respect to the Company's compensation policies, including the granting of awards under the incentive plans.

Mr. Yemenidjian is a director and executive officer of MGM Grand, Inc., an affiliate of Tracinda, and Mr. Coppola is the brother of the sole shareholder of Taliafilm, Inc., with which the Company has entered into an agreement. See "Certain Transactions." In addition, Mr. Pisano is a director and serves on the compensation committee of Mr. Coppola's family trust.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company (the "Audit Committee") currently consists of Mr. Yemenidjian. The function of the Audit Committee is to: (i) review and approve the selection of, and all services performed by, the Company's independent auditors; (ii) meet and consult with and receive reports from, the Company's independent auditors, its financial and accounting staff and its internal audit department regarding internal controls; and (iii) review and act with respect to the scope of audit procedures, accounting practices and internal accounting and financial controls of the Company. The Audit Committee is comprised exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, free from any relationship which would interfere with the exercise of independent judgement as a committee member.

EXECUTIVE COMMITTEE

The Executive Committee of the Board of Directors of the Company (the "Executive Committee") was established on December 16, 1997 and currently consists of Messrs. Mancuso, Pisano, Aljian, Kerkorian and York. The Executive Committee exercises all the powers and authority of the Board of Directors during intervals between meetings of the Board of Directors, except as limited by the DGCL.

EXECUTIVE COMPENSATION

Compensation Summary. The following table sets forth the cash compensation (including cash bonuses) paid or awarded by the Company for the fiscal years ended December 31, 1997 and 1996 to the Chief Executive Officer and the other four most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1997 and certain other individuals who would have been included among the four most highly compensated executive officers of the Company, but for the fact that they were not serving as executive officers of the Company at December 31, 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

 NAME AND PRINCIPAL POSITION YEAR
 --------------------------- ----
Frank G. Mancuso........     1997
Chairman of the              1996
 Board and Chief
 Executive Officer

A. Robert Pisano........     1997
Vice Chairman of the         1996
 Board of Directors

Michael G. Corrigan(9)..     1997
Senior Executive Vice        1996
 President and Chief
 Financial Officer

David G. Johnson(12)....     1997
Senior Executive Vice        1996
 President and General
 Counsel

William A. Jones........     1997
Senior Executive Vice        1996
 President and Secretary

Daniel J. Taylor(18)....     1997
Senior Executive Vice        1996
 President and Chief
 Financial Officer
                             -----------------------------------------------------------------------------------------------------
                                      ANNUAL COMPENSATION                          LONG-TERM COMPENSATION
                             ---------------------------------------- ------------------------------------------------------------
                                                                                               SECURITIES
                                                      OTHER ANNUAL               BONUS         UNDERLYING            ALL OTHER
 NAME AND PRINCIPAL POSITION SALARY ($) BONUS ($) COMPENSATION ($)    INTERESTS (#)(1)     OPTIONS (#)(2)     COMPENSATION ($)
 --------------------------- ---------- --------- ------------------- -------------------- ------------------ --------------------
Frank G. Mancuso........     $2,020,400        --       $5,780,769(3)          811,756          1,745,680           $  168,228(5)
Chairman of the               2,691,408  $750,000          576,923(4)               --                 --           17,228,129(6)
 Board and Chief
 Executive Officer

A. Robert Pisano........        956,600   750,000               --             243,544            523,754               17,085(7)
Vice Chairman of the            816,984        --               --                  --                 --            1,800,706(8)
 Board of Directors

Michael G. Corrigan(9)..        328,185        --               --              83,334(10)        179,168(10)          104,845(11)
Senior Executive Vice                --        --               --                  --                 --                   --
 President and Chief
 Financial Officer

David G. Johnson(12)....        573,483   100,000               --              83,334(13)        179,168(13)            5,946(14)
Senior Executive Vice           482,893   122,692               --                  --                 --              538,858(15)
 President and General
 Counsel

William A. Jones........        546,626        --               --              74,209            159,584               34,309(16)
Senior Executive Vice           467,238        --               --                  --                 --            1,051,476(17)
 President and Secretary

Daniel J. Taylor(18)....        153,192    41,667               --              54,042(19)        116,250(19)           67,539(20)
Senior Executive Vice                --        --               --                  --                 --                   --
 President and Chief
 Financial Officer

---------
(1) With respect to 1996, the Original Bonus Interests (as such term is defined below) granted under the Original Plan (as such term is defined below) were cancelled in connection with the amendment of the Original Plan in November 1997 as follows: 872,840, 261,877, 89,584, 79,792 and 58,125 granted to Messrs.
Mancuso, Pisano, Johnson, Jones and Taylor, respectively. With respect to 1997, such number represents the number of Bonus Interests (as such term is defined below) granted pursuant to the Senior Management Bonus Plan (as such term is defined below) after giving effect to (i) the cancellation in November 1997 of the Original Bonus Interests which had been granted under the Original Plan and
(ii) the Bonus Interests Repricing (as such term is defined below). Each Bonus Interest entitles the participant to receive up to $24.00 under certain circumstances. See "--Incentive and Bonus Plans--Senior Management Bonus Plan."
(2) With respect to 1996, options granted under Original Plan were cancelled in connection with the amendment of the Original Plan in November 1997 as follows:
872,840, 261,877, 89,584, 79,792 and 58,125 Series A Options and 958,549,
287,502, 98,334, 87,876 and 63,959 Series B Options granted to Messrs. Mancuso, Pisano, Johnson, Jones and Taylor, respectively. With respect to 1997, such number represents the number of options granted pursuant to the 1996 Incentive Plan (as such term is defined below) after giving effect to (i) the cancellation in November 1997 of the options which had been granted under the Original Plan and (ii) the Options Repricing (as such term is defined below). See "--Incentive and Bonus Plans--1996 Incentive Plan."
(3) Represents (i) the portion of the annual stock purchase payment for the period of January 1, 1997 to November 17, 1997 and (ii) the annual stock purchase payment paid in advance for the period of November 18, 1997 to November 17, 1998, paid to Mr. Mancuso pursuant to his employment agreement, out of the after-tax proceeds of which he was required to purchase shares of the Common Stock at a purchase price of $24.00 per share. With respect to shares of the Common

Stock required to be purchased by Mr. Mancuso in connection with annual stock purchase payments received after November 17, 1998, the price per share will equal the fair market value of such shares. See "--Employment Agreements--Frank
G. Mancuso."
(4) Represents the portion of the annual stock purchase payment paid to Mr. Mancuso for the period of October 10, 1996 to December 31, 1996 pursuant to his employment agreement, out of the after-tax proceeds of which he was required to purchase shares of the Common Stock at a purchase price of $24.00 per share. See "--Employment Agreements--Frank G. Mancuso."
(5) Represents life insurance premiums paid by the Company for the benefit of Mr. Mancuso. See "--Employment Agreements--Frank G. Mancuso."
(6) Includes: $14,468,220 paid to Mr. Mancuso by CL in 1997 as additional compensation as a result of the MGM Acquisition; $1,020,000 in cash and 63,751 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Mancuso by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement; and $209,885 in life insurance premiums paid by the Company for the benefit of Mr. Mancuso. See "--Employment Agreements--Frank
G. Mancuso."
(7) Includes: a matching contribution of $6,400 paid by the Company for the benefit of Mr. Pisano under the Savings Plan and $10,685 in life insurance premiums paid by the Company for the benefit of Mr. Pisano. See "--Employment Agreements--A. Robert Pisano."
(8) Includes: $1,200,963 paid to Mr. Pisano by CL in 1997 as additional compensation in connection with the MGM Acquisition; $235,343 in cash and 15,000 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Pisano by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement; and $4,400 in life insurance premiums paid by the Company for the benefit of Mr. Pisano. See "--Employment Agreements--A. Robert Pisano."
(9) Michael G. Corrigan was appointed Senior Executive Vice President and Chief Financial Officer of the Company on July 1, 1997. Accordingly, the amounts shown in the table above with respect to "Annual Compensation" are for a period of less than one year. Mr. Corrigan ceased to be employed by the Company on June 15, 1998. On June 15, 1998, Daniel J. Taylor was appointed Chief Financial Officer of the Company. See "--Employment Agreements--Daniel J. Taylor."
(10) Represents the number of Bonus Interests granted under the Senior Management Bonus Plan and options granted under the 1996 Incentive Plan, respectively. 89,584 Original Bonus Interests and 89,584 Series A Options and 98,334 Series B Options granted under the Original Plan to Mr. Corrigan in July 1997 were cancelled in connection with the amendment of the Original Plan in November 1997. All of Mr. Corrigan's options and Bonus Interests became vested and exercisable upon the cessation of his employment with the Company and are not subject to or affected by the Options Repricing or the Bonus Interests Repricing.
(11) Represents moving allowance and reimbursement of moving expenses incurred by Mr. Corrigan in connection with his relocation to Los Angeles.
(12) Mr. Johnson resigned from the Company effective August 20, 1998.
(13) All of Mr. Johnson's options and Bonus Interests became vested and exercisable upon his resignation from the Company and are not subject to or affected by the Options Repricing or the Bonus Interests Repricing.
(14) Represents a matching contribution of $5,946 paid by the Company for the benefit of Mr. Johnson under the Savings Plan.
(15) Includes: $213,850 in cash and 13,542 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Johnson by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement. See "--Employment Agreements--David G. Johnson."
(16) Includes: a matching contribution of $6,400 paid by the Company for the benefit of Mr. Jones under the Savings Plan and $27,909 in life insurance premiums paid by the Company for the benefit of Mr. Jones. See "--Employment Agreements--William A. Jones."
(17) Includes: $416,178 in cash and 26,042 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Jones by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement; and $10,290 in life insurance premiums paid by the Company for the benefit of Mr. Jones. See "--Employment Agreements--William A. Jones."
(18) Mr. Taylor was hired by the Company as Executive Vice President--Corporate Finance in August 1997 and was appointed as Senior Executive Vice President and Chief Financial Officer on June 15, 1998. Accordingly, the amounts shown in the table above with respect to "Annual Compensation" are for a period of less than one year.

(19) In addition, in connection with his appointment as Senior Executive Vice President and Chief Financial Officer on June 15, 1998, Mr. Taylor was granted
(i) an additional 62,918 options at an exercise price of $14.90 per share, after giving effect to the Options Repricing, on August 3, 1998 and (ii) an additional bonus equivalent to 29,292 Bonus Interests, after giving effect to the Bonus Interests Repricing. See "--Employment Agreement--Daniel J. Taylor."

(20) Includes: $61,631 in moving allowance and reimbursement of moving expenses incurred by Mr. Taylor in connection with his relocation to Los Angeles and a matching contribution of $5,908 paid by the Company for the benefit of Mr. Taylor under the Savings Plan. See "--Employment Agreements--Daniel J. Taylor."

Option Grants and Long Term Incentive Awards. The following table sets forth information with respect to grants of employee stock options issued by the Company to the Named Executive Officers for the fiscal year ended December 31, 1997.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1997

                         --------------------------------------------------------------------------------
                                            INDIVIDUAL GRANTS
                         --------------------------------------------------------
                                                                                     POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED ANNUAL
                                                PERCENT OF                           RATES OF STOCK PRICE
                                 SHARES      TOTAL OPTIONS                        APPRECIATION FOR OPTION
                             UNDERLYING         GRANTED TO EXERCISE OR                           TERM ($)
                                OPTIONS       EMPLOYEES IN  BASE PRICE EXPIRATION -----------------------
NAME                     GRANTED (#)(1) FISCAL YEAR (%)(2)      ($/SH)       DATE          5%         10%
----                     -------------- ------------------ ----------- ---------- ----------- -----------
Frank G. Mancuso........      1,745,680               22.7      $24.00  10/9/2006 $26,348,371 $66,771,944
A. Robert Pisano........        523,754                6.8       14.90  10/9/2006     247,575   5,016,749
Michael G. Corrigan.....        179,168                2.3       24.00  6/30/2007   2,704,267   6,853,144
David G. Johnson........        179,168                2.3       24.00  10/9/2006   2,704,267   6,853,144
William A. Jones........        159,584                2.1       14.90  10/9/2006      75,434   1,528,566
Daniel J. Taylor(3).....        116,250                1.5       14.90  7/31/2007      54,951   1,113,494

---------
(1) Represents options granted under the 1996 Incentive Plan after giving effect to (i) the cancellation in November 1997 of the options which had been granted under the Original Plan as follows: 872,840, 261,877, 89,584, 89,584, 79,792 and 58,125 Series A Options and 958,549, 287,502, 98,334, 98,334, 87,876
and 63,959 Series B Options granted to Messrs. Mancuso, Pisano, Corrigan, Johnson, Jones and Taylor, respectively, and (ii) the Options Repricing. See "--Incentive and Bonus Plans--1996 Incentive Plan."
(2) Based on a total of 7,696,592 employee stock options granted as of December 31, 1997.

(3) In addition, in connection with his appointment as Senior Executive Vice President and Chief Financial Officer on June 15, 1998, Mr. Taylor was granted an additional 62,918 options at an exercise price of $14.90 per share, after giving effect to the Options Repricing, on August 3, 1998. See "--Employment Agreement--Daniel J. Taylor."

The following table sets forth information with respect to the ownership and value of options as of December 31, 1997 held by the Named Executive Officers. No Named Executive Officer exercised any options in the fiscal year ended December 31, 1997.

 AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1997 AND OPTION
                         VALUES AS OF DECEMBER 31, 1997

                         -------------------------------------------------------------------------------
                               SECURITIES UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-MONEY
                                    OPTIONS AT DECEMBER 31, 1997            OPTIONS AT DECEMBER 31, 1997
                         --------------------------------------- ---------------------------------------
NAME                     EXERCISABLE (#)(1) UNEXERCISABLE (#)(2) EXERCISABLE ($)(1) UNEXERCISABLE ($)(3)
----                     ------------------ -------------------- ------------------ --------------------
Frank G. Mancuso........                 --            1,745,680                $--                  $--
A. Robert Pisano........                 --              523,754                 --                   --
Michael G. Corrigan.....                 --              179,168                 --                   --
David G. Johnson........                 --              179,168                 --                   --
William A. Jones........                 --              159,584                 --                   --
Daniel J. Taylor(4).....                 --              116,250                 --                   --

---------

(1) With respect to Messrs. Pisano, Jones and Taylor, each option listed above is exercisable at $14.90 per share of the Common Stock, after giving effect to the Options Repricing, and, with respect to Messrs. Mancuso, Johnson and Corrigan, each option listed above is exercisable at $24.00 per share of the Common Stock. None of such options were exercised during the fiscal year ended December 31, 1997. Such options generally vest over a period of five years. See "--Incentive and Bonus Plans--1996 Incentive Plan."
(2) Represents the number of options granted pursuant to the 1996 Incentive Plan after giving effect to (i) the cancellation in November 1997 of the options which had been granted under the Original Plan and (ii) the Options Repricing. See "--Incentive and Bonus Plans--1996 Incentive Plan."

(3) The closing sale price of the Common Stock on the NYSE, as reported by the Dow Jones News Retrieval, on December 31, 1997 was $20.00 per share, which is less than the exercise price of the options granted to such executives under the 1996 Incentive Plan as of December 31, 1997 of $24.00 per share. Pursuant to the Options Repricing, the exercise price of certain options will be adjusted from $24.00 to $14.90, which is greater than $9.44, the closing price of the Common Stock on the NYSE on October 23, 1998.

(4) In addition, in connection with his appointment as Senior Executive Vice President and Chief Financial Officer on June 15, 1998, Mr. Taylor was granted an additional 62,918 options at an exercise price of $14.90 per share, after giving effect to the Option Repricing, on August 3, 1998. See "--Employment Agreement--Daniel J. Taylor."

The following table sets forth information with respect to the ownership of Bonus Interests (as such term is defined below) granted under the Senior Management Bonus Plan (as such term is defined below) as of December 31, 1997 and held by the Named Executive Officers. See "--Incentive and Bonus Plans-- Senior Management Bonus Plan."

    LONG-TERM INCENTIVE PLANS--AWARDS IN FISCAL YEAR ENDED DECEMBER 31, 1997

                                          --------------------------------------
                                                            PERFORMANCE OR OTHER
                                          NUMBER OF SHARES,         PERIOD UNTIL
                                             UNITS OR OTHER        MATURATION OR
NAME                                          RIGHTS (#)(1)            PAYOUT(2)
----                                      ----------------- --------------------
Frank G. Mancuso.........................           811,756            36 months
A. Robert Pisano.........................           243,544            36 months
Michael G. Corrigan......................            83,334             0 months
David G. Johnson.........................            83,334             0 months
William A. Jones.........................            74,209            36 months
Daniel J. Taylor(3)......................            54,042            46 months

---------
(1) Represents the number of Bonus Interests granted pursuant to the Senior Management Bonus Plan, after giving effect to the Bonus Interests Repricing. Each Bonus Interest entitles the participant to receive up to $24.00 under certain circumstances. See "--Incentive and Bonus Plans--Senior Management Bonus Plan."
(2) As of October 1, 1998. Bonus Interests generally vest over a period of five years. See "--Incentive and Bonus Plans--Senior Management Bonus Plan."
(3) In addition, in connection with his appointment as Senior Executive Vice President and Chief Financial Officer on June 15, 1998, Mr. Taylor was granted an additional bonus equivalent to 29,292 Bonus Interests, after giving effect to the Bonus Interests Repricing. See "--Employment Agreement--Daniel J. Taylor."

Pension Plans. The Company maintains a retirement plan (the "MGM Retirement Plan"), which covers substantially all of the employees of the Company. See "-- Employee Benefit Plans--MGM Retirement Plan." The Company also has entered into the MGM Supplemental Executive Retirement Agreement dated April 22, 1996, as amended and restated as of July 18, 1997 (the "Supplemental Executive Retirement Agreement"), with Mr. Pisano. See "--Employee Benefit Plans-- Supplemental Executive Retirement Agreement." The following table sets forth estimated annual benefits payable upon retirement with regard to the MGM Retirement Plan.

                               PENSION PLAN TABLE

                                       -----------------------------------------
                                                  YEARS OF SERVICE(1)
REMUNERATION(2)                             15      20      25       30       35
---------------                        ------- ------- ------- -------- --------
$50,000............................... $11,625 $15,500 $19,375 $ 23,250 $ 27,125
100,000...............................  25,067  33,422  41,778   50,133   58,489
150,000...............................  39,317  52,422  65,528   78,633   91,739
160,000...............................  42,167  56,222  70,278   84,333   98,389
200,000...............................  53,567  71,422  89,278  107,133  124,989

---------
(1) As of the date of this Prospectus, Messrs. Mancuso, Pisano, Jones and Taylor were credited with 4, 4, 15 and 6 years of service, respectively. As of June 15, 1998, Mr. Corrigan was credited with no years of service. As of August 20, 1998, Mr. Johnson was credited with three years of service.
(2) The compensation covered by the MGM Retirement Plan includes base salary only, and not bonus or other amounts. The amount of the benefit to which a participant is entitled is an annual amount equal to 1.55% of annual base salary up to the Social Security wage base ($65,400 for 1997) plus 1.9% of annual base salary above that amount up to the maximum allowable under the MGM Retirement Plan (currently $160,000 per year) for each year of credited service up to a maximum of 35 years, at which time the applicable percentage is 1.55% of the annual base salary for each year of service in excess of 35. Benefits become vested upon completion of five years of service. For each of the Named Executive Officers, other than Mr. Corrigan and Mr. Johnson, the current compensation covered by the MGM Retirement Plan is the maximum allowable under the MGM Retirement Plan, which is substantially less than the annual compensation for each such Named Executive Officer listed in the "Salary" column of the Summary Compensation Table. Mr. Corrigan ceased to be employed by the Company effective June 15, 1998 and, therefore, is no longer covered by the MGM Retirement Plan and, since Mr. Corrigan did not complete five years of service with the Company, his benefits under the MGM Retirement Plan did not vest. Mr. Johnson resigned from the Company effective August 20, 1998 and, therefore, is no longer covered by the MGM Retirement Plan and, since Mr. Johnson did not complete five years of service with the Company, his benefits under the MGM Retirement Plan did not vest.

CL Payments. Pursuant to agreements entered into prior to the MGM Acquisition, certain persons who were then executive officers of MGM Studios, including Mr. Mancuso and Mr. Pisano received cash payments from CL, the then-sole stockholder of the Company, in connection with the sale of MGM Studios to the Company in return for services rendered by them to MGM Studios in their capacities as executive officers of MGM Studios in connection with the revitalization of MGM Studios. The amounts of such payments were based on the appreciation in the value of MGM Studios prior to the MGM Acquisition.

INCENTIVE AND BONUS PLANS

1996 Incentive Plan. The Company has an Amended and Restated 1996 Stock Incentive Plan (the "1996 Incentive Plan"). The 1996 Incentive Plan will be administered by the Compensation Committee, which will have broad authority. Awards under the 1996 Incentive Plan are generally not restricted to any specific form or structure and may include, without limitation, qualified or non-qualified stock options, incentive stock options, restricted stock awards and stock appreciation rights (collectively, "Awards"). Awards may be conditioned on continued employment, have various vesting schedules and accelerated vesting and exercisability provisions in the event of, among other things, a change in control of the Company.

As of October 26, 1998, 8,125,065 shares of the Common Stock were reserved for award under the 1996 Incentive Plan, of which options to purchase 7,456,520 shares of the Common Stock were outstanding. Of the outstanding options, 5,268,620 are held by the Named Executive Officers and certain other key employees (the "Executive Options") and 2,187,900 are held by approximately 400 other employees of the Company (the "Employee Options"). All of the outstanding options generally vest over a period of five years and are not exercisable unless vested; provided that, notwithstanding anything to the contrary contained in the 1996 Incentive Plan or the agreements pursuant thereto, the options which have had their exercise price adjusted pursuant to the Options Repricing will not be exercisable until six months following the Rights Offering. In addition, 2,455,142 of the Executive Options cannot be exercised until December 31, 2001 (subject in each case to early vesting and, depending on the circumstances, early exercisability in certain events, including the death or permanent disability of the optionee, termination of the optionee's employment under certain circumstances or a "Designated Change in Control" of the Company (as defined in the 1996 Incentive Plan), which includes (i) the Tracinda Group ceasing to beneficially own in the aggregate 50.1% or more of the voting securities of the Company and any other person, other than an entity controlled by the Company, beneficially owning 30% or more of the voting securities of the Company or (ii) the sale of substantially all of the assets of the Company). Of the Executive Options, 3,164,604 are exercisable at $14.90, after giving effect to the Options Repricing, and 2,104,016 are exercisable at $24.00. The Employee Options are all exercisable at $14.90, after giving effect to the Options Repricing. As of October 26, 1998, 2,374,702 Executive Options were vested (or would vest within 60 days), of which 1,366,519 Executive Options were exercisable (or would become exercisable within 60 days), and 408,700 Employee Options were vested and exercisable (or would vest and become exercisable within 60 days).

In May 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to the shares of the Common Stock underlying the options granted or authorized to be granted under the 1996 Incentive Plan.

Due to the decline in the market price of the Common Stock, the Board of Directors believes that the purpose of the 1996 Incentive Plan is being frustrated. Therefore, in connection with the Rights Offering and effective on the Record Date (subject to certain conditions), the exercise price of the Executive Options granted to Messrs. Pisano, Jones and Taylor (with respect to the Named Executive Officers) and other key employees of the Company ("Executive Repricing Participants") will be reduced from $24.00 to $14.90, and the exercise price of the Employee Options will be reduced to $14.90, from $20.00, with respect to 2,043,500 options, from $22.00, with respect to 10,400 options, from $21.50, with respect to 114,200 options, and from $19.63, with respect to 19,800 options (collectively, the "Options Repricing"), in order more closely to realign the exercise price of the options with the market price of the Common Stock and thereby better enable the Company to attract, retain and motivate its employees. No changes will be made to the vesting schedule or expiration date of such options; provided that, notwithstanding anything to the contrary contained in the 1996 Incentive Plan or the agreements pursuant thereto, the options which have had their exercise price adjusted pursuant to the Options Repricing will not be exercisable until the earlier of (i) six months following the Rights Offering, (ii) the date stockholder approval of the Options Repricing is obtained and (iii) the applicable date of exercise set forth in the respective option agreement. The Options Repricing is subject to approval by the stockholders of the Company no later than June 30, 1999 and the consummation of the Rights Offering. If the Options Repricing is not approved by the holders of at least 75% of the outstanding shares of the Common Stock or the Rights Offering is not consummated, the Options Repricing will be null and void and the adjustments to the options granted under the 1996 Incentive Plan will not be made. It is anticipated that the Tracinda Group, which owned approximately 89.5% of the outstanding shares of the Common Stock as of the Record Date, will vote its shares in favor of the approval of the Options Repricing.

Senior Management Bonus Plan. The Company has a Senior Management Bonus Plan (the "Senior Management Bonus Plan") under which 2,420,685 bonus interests ("Bonus Interests") have been granted to an aggregate of 18 present or former key employees of the Company. Subject to certain vesting and other requirements, including approval of the Bonus Interest Repricing by the stockholders of the Company and the consummation of the Rights Offering, each Bonus Interest, held by an Executive Repricing Participant entitles the holder to receive a cash payment if (i) the sum of the average closing price of the Common Stock during the 20 trading days plus, in certain circumstances, per share distributions on the Common Stock (together, the "Price") preceding a Determination Date (defined below) is greater than (ii) $14.90 and less than $29.80 (adjusted for stock splits, reverse stock splits and similar events). With respect to Bonus Interests held by all others each Bonus Interest entitles the holder to receive a cash payment if the Price preceding a Determination Date is greater than $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment will be equal to (i) the vested portion of the Bonus Interest at the Determination Date multiplied by (ii) the amount by which the Price at the Determination Date is less than $29.80 with respect to Executive Repricing Participants, or $48.00 with respect to all others, multiplied by (iii) 1.6 with respect to the Executive Repricing Participants (in each case, a maximum of $24.00 per Bonus Interest). Once a payment is made in respect of the vested portion of a Bonus Interest, no further payment is due in respect of that portion. If at any Determination Date the Price equals or exceeds $29.80 with respect to Executive Repricing Participants, or $48.00 with respect to all others, no payment will thereafter be due in respect of any then-vested portion of a Bonus Interest.

"Determination Dates" occur on June 30 and December 31 of each year, commencing December 31, 2001 and ending December 31, 2006 and will also occur upon a "Designated Change in Control" (as defined in the Senior Management Bonus Plan) or the taking of any action for the dissolution or liquidation of the Company (each a "Special Circumstance"). In addition, with respect to the applicable officer only, a Determination Date shall occur in the event of a termination of such officer's employment due to death or "Permanent Disability" (as defined in the Senior Management Bonus Plan"), if such death or Permanent Disability shall have occurred prior to December 31, 2001, by the Company for "Cause" or by such officer without "Good Reason" (each, as defined in the Senior Management Bonus
Plan).

Bonus Interests generally vest 20 percent on the first anniversary of the date of their grant and 1.67% each month thereafter. The Senior Management Bonus Plan provides for accelerated vesting and payment in the event of a Special Circumstance (with payment at discounted present value in the event payment is made in connection with a Designated Change in Control which occurs prior to December 31, 2001), accelerated vesting in the event of termination of employment in certain circumstances and payment at discounted present value, for the officer involved, in the event of death or Permanent Disability.

Due to the decline in the market price of the Common Stock, the Board of Directors believes that the purpose of the Senior Management Bonus Plan is being frustrated. Therefore, in connection with the Rights Offering and effective on the Record Date (subject to certain conditions), the payment thresholds of the Bonus Interests granted to Executive Repricing Participants, will be adjusted as follows: the floor or trigger amount will be adjusted from $24.00 per Bonus Interest to $14.90 and the ceiling or cap amount will be adjusted from $48.00 per Bonus Interest to $29.80 (collectively, the "Bonus Interests Repricing"), in order more closely to realign the value of the Bonus Interests with the market price of the Common Stock and thereby better enable the Company to provide an incentive to its senior management. The maximum amount receivable with respect to each Bonus Interest will remain $24.00. No changes will be made to the vesting schedule or expiration date or any other provision of the Bonus Interests. The Bonus Interests Repricing is subject to approval by the stockholders of the Company no later than June 30, 1999 and the consummation of the Rights Offering. If the Bonus Interests Repricing is not approved by the holders of at least 75% of the outstanding shares of the Common

Stock or the Rights Offering is not consummated, the Bonus Interests Repricing will be null and void and the adjustments to the Bonus Interests will not be made. It is anticipated that the Tracinda Group, which owned approximately 89.5% of the outstanding shares of the Common Stock as of the Record Date, will vote its shares in favor of the approval of the Bonus Interests Repricing.

Original Plan; Repricing of Options and Cancellation of Bonus
Interests. Options to purchase 2,602,851 shares of the Common Stock at $24.00 per share ("Series A Options"), 2,859,648 shares of the Common Stock at $78.43 per share ("Series B Options") and 2,602,851 bonus interests ("Original Bonus Interests") that were granted in tandem with Series A Options were outstanding under the 1996 Incentive Plan prior to its amendment and restatement (the "Original Plan"). Subject to vesting, which generally was to occur over a five-year period ending October 1, 2001 and was subject to acceleration under certain circumstances, these Original Bonus Interests entitled the holder to $22.32 per Original Bonus Interest if the fair market value of the outstanding capital stock of the Company (as determined in the Original Plan) was more than $1.26 billion (subject to adjustment to reflect certain capital distributions and contributions) at any determination date specified in the Original Plan.

In connection with the amendment and restatement of the Original Plan, the optionees and holders of Original Bonus Interests agreed with the Company that the Series A Options, Series B Options and Original Bonus Interests outstanding under the Original Plan would be cancelled. Concurrent with the amendment and restatement, 5,205,702 of the options described above under "--1996 Incentive Plan" and 2,420,685 of the Bonus Interests described above under "--Senior Management Bonus Plan" were granted.

EMPLOYMENT AGREEMENTS

Frank G. Mancuso. The Company has entered into an employment agreement with Frank G. Mancuso effective as of October 10, 1996, as amended as of August 4, 1997, which provides that he will serve as Chairman and Chief Executive Officer of the Company for a term of five years. Mr. Mancuso is entitled to an annual base salary of $2 million, subject to increase at the discretion of the Board of Directors of the Company and an annual stock purchase payment of $3 million (payable annually in advance) out of the after tax proceeds of which he is required to purchase shares of the Common Stock at a price of $24.00 per share until November 17, 1998 and, thereafter, at the fair market value of such shares. In addition, Mr. Mancuso is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally, and other benefits customarily afforded to executives of similar stature in the motion picture industry. The Company is also obligated to maintain a five year, reducing-term life insurance policy in the initial face amount of $25 million on Mr. Mancuso's life for his benefit. Pursuant to his employment agreement, Mr. Mancuso holds stock options to purchase shares of the Common Stock and Bonus Interests. See "--Executive Compensation" and "--Incentive and Bonus Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Mancuso of certain rights relating to the change of control under his previous employment agreement with the Company and to induce him to enter into the existing employment agreement, in October 1996 Mr. Mancuso received 63,751 shares of the Common Stock and $1,020,000 in cash. If Mr. Mancuso's employment is terminated without cause by the Company or if Mr. Mancuso terminates the agreement for "good reason," which includes a "Designated Change in Control" of the Company (as defined in the 1996 Incentive Plan), he will be entitled to receive as severance an amount equivalent to the present value of the sum of the base salary and the stock purchase payment for the entire remaining term of the employment agreement, and his account in the 1996 Incentive Plan will vest immediately. As of June 30, 1998, the amount payable to Mr. Mancuso in the event of such circumstances would be approximately $14.3 million. Mr. Mancuso is entitled to resign at any time on not less than 30 days' prior notice.

A. Robert Pisano. The Company has entered into an employment agreement with Mr. Pisano effective as of October 10, 1996, which provides that he will serve as Vice Chairman of the Company for an initial term of five years. Pursuant to the agreement, Mr. Pisano is entitled to an annual salary of $950,000, an annual guaranteed bonus of $750,000 and an annual discretionary bonus. In addition, Mr. Pisano is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally. The Company is also obligated to maintain a term life insurance policy in the face amount of $5 million on Mr. Pisano's life for his benefit. Furthermore, Mr. Pisano is entitled to receive certain additional retirement benefits under his Supplemental Executive Retirement Agreement. See "--Employee Benefit Plans--Supplemental Executive Retirement Agreement." Under the 1996 Incentive Plan and the Senior Management Bonus Plan, Mr. Pisano holds stock options to purchase shares of the Common Stock and Bonus Interests, respectively. See "--Executive Compensation" and "--Incentive and Bonus Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Pisano of

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

certain rights relating to the change of control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Pisano received 15,000 shares of the Common Stock and $235,343 in cash. If Mr. Pisano's employment is terminated without cause by the Company or if he terminates the agreement for "good reason," which includes a "Designated Change in Control" of the Company (as defined in the 1996 Incentive
Plan), he will be entitled to receive the net present value of the difference between (i) $8.5 million and (ii) the sum of the annual salary and the guaranteed bonuses paid to him to the date of the termination and, in addition, all insurance benefits for the remainder of the term of the employment agreement. As of June 30, 1998, the amount payable to Mr. Pisano in the event of such circumstances would be approximately $5.6 million.

Michael G. Corrigan. The Company entered into an employment agreement with Mr. Corrigan effective as of July 1, 1997, which provided that he would serve as Senior Executive Vice President and Chief Financial Officer of the Company for an initial term of five years. Pursuant to the agreement, Mr. Corrigan was entitled to an annual salary of $700,000 and an annual discretionary bonus determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Corrigan was entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally. Under the 1996 Incentive Plan and Senior Management Bonus Plan, Mr. Corrigan holds options to purchase shares of the Common Stock and Bonus Interests, respectively. See "--Executive Compensation" and "--Incentive and Bonus Plans." Mr. Corrigan ceased to be employed by the Company on June 15, 1998. Pursuant to his employment agreement, Mr. Corrigan received the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement. In addition, all of Mr. Corrigan's options and Bonus Interests became vested and exercisable upon the cessation of his employment with the Company.

David G. Johnson. The Company entered into an employment agreement with Mr. Johnson effective as of October 10, 1996, which provided that he would serve as Senior Executive Vice President and General Counsel of the Company for an initial term of five years. Pursuant to the agreement, Mr. Johnson was entitled to an annual salary of $600,000, which would increase by $50,000 each year for three years, an annual guaranteed bonus of $100,000 and an annual discretionary bonus determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Johnson was entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally. Under the 1996 Incentive Plan and Senior Management Bonus Plan, Mr. Johnson holds stock options to purchase shares of the Common Stock and Bonus Interests, respectively. See "--Executive Compensation" and "-- Incentive and Bonus Plans--1996 Incentive Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Johnson of certain rights relating to the change in control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Johnson received 13,542 shares of the Common Stock and $213,850 in cash. Mr. Johnson resigned from the Company on August 20, 1998. Pursuant to his employment agreement, Mr. Johnson received the net present value of the sum of the annual salary and the guaranteed bonus through the entire remaining term of the agreement and all insurance benefits for the remainder of the term of the employment agreement. In addition, all of Mr. Johnson's options and Bonus Interests became vested and exercisable upon his resignation from the Company.

William A. Jones. The Company has entered into an employment agreement with Mr. Jones effective as of October 10, 1996, which provides that he will serve as Senior Executive Vice President of the Company for an initial term of five years. Pursuant to the agreement, Mr. Jones is entitled to a current annual salary of $575,000, which will increase by $50,000 in October 1998 and then be subject to adjustment as determined by the Company, and an annual discretionary bonus which is determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Jones is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally. The Company is also obligated to maintain a term life insurance policy in the face amount of $2 million on Mr. Jones' life for his benefit. Under the 1996 Incentive Plan and Senior Management Bonus Plan, Mr. Jones holds stock options to purchase shares of Common Stock and Bonus Interests, respectively. See "--Executive Compensation" and "--Incentive and Bonus Plans." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Jones of certain rights relating to the change in control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Jones received 26,042 shares of the Common Stock and $416,178 in cash. If Mr. Jones' employment is terminated without cause by the Company or if he terminates the agreement for "good reason," he will be entitled to receive the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement. As of June 30, 1998, the amount payable to Mr. Jones in the event of such circumstances would be approximately $1.8 million.

Daniel J. Taylor. The Company has entered into an employment agreement with Mr. Taylor effective as of August 1, 1997, as amended as of June 15, 1998, which provides that he will serve as Senior Executive Vice President and Chief Financial Officer of the Company for an initial term which ends on June 14, 2003. Pursuant to the agreement, as amended, Mr. Taylor is entitled to a current annual salary of $700,000, which will increase by $50,000 on October 10, 1998 and by $50,000 in October each year thereafter for four years and an annual discretionary bonus. In addition, Mr. Taylor may receive an additional bonus, payable only in the event of a Designated Change in Control of the Company (as defined in the 1996 Incentive Plan) (the "Taylor Cash Bonus"). The amount of the Taylor Cash Bonus shall be determined as of the day before the Designated Change in Control (the "Bonus Determination Date") and shall otherwise be equivalent to the amount which would have been received with respect to 29,292 Bonus Interests on such date, after giving effect to the Options Repricing. See "--Incentive and Bonus Plans--Senior Management Bonus Plan." Such bonus, if any, will be paid within five business days from and after the Bonus Determination Date. Mr. Taylor is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which the Company provides for its senior officers generally. Under the 1996 Incentive Plan and Senior Management Bonus Plan, Mr. Taylor holds options to purchase 179,168 shares of the Common Stock (62,918 of which were granted on August 3, 1998), each at an exercise price of $14.90 per share, after giving effect to the Bonus Interests Repricing, and 54,042 Bonus Interests, respectively. See "--Executive Compensation" and "--Incentive and Bonus Plans." If Mr. Taylor's employment is terminated without cause by the Company or if he terminates the agreement for "good reason," his account in the 1996 Incentive Plan and Senior Management Bonus Plan will vest immediately and he will be entitled to receive the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement. As of June 30, 1998, the amount payable to Mr. Taylor in the event of such circumstances would be approximately $3.6 million.

The employment agreement of each of Messrs. Pisano, Corrigan, Johnson, Jones and Taylor also contains: (i) a nondisclosure provision which is effective for the term of such individual's employment with the Company and for an indefinite period thereafter; (ii) noninterference and non-competition provisions, each of which is effective for the term of such individual's employment with the Company and one year thereafter; and (iii) a provision prohibiting the solicitation for employment and employment of certain Company employees, or making public statements concerning the Company, for a period of one year following termination of employment.

LIMITATION ON THE DEDUCTIBILITY OF COMPENSATION UNDER SECTION 162(M)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1 million paid in any fiscal year to certain executive officers. Section 162(m) further provides, however, that compensation will not be subject to the deduction limit if certain conditions are met and the compensation qualifies as "performance-based compensation." In addition, in the case of a privately held corporation that undergoes an initial public offering, the Treasury Regulations under Section 162(m) provide that the deduction limit does not apply to any compensation paid, during a specified "reliance period," pursuant to a plan or agreement that existed while the corporation was privately held, if the corporation complied with certain disclosure requirements. The reliance period terminates on the earliest to occur of (i) the expiration of the plan or agreement, (ii) the material modification of the plan or agreement, (iii) the issuance of all stock and other compensation allocated under the plan and (iv) the first meeting of the shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. In the case of stock options, the reliance period applies to the date of grant and not exercise.

The Compensation Committee believes that any compensation paid or options granted pursuant to the Company's incentive plans or agreements during the reliance period will not be subject to the deduction limit of Section 162(m). However, compensation paid and options granted after the reliance period to a Named Executive Officer will be subject to the limitations of Section 162(m) unless they qualify as performance-based compensation. In general, any salary paid after the reliance period, including salary paid pursuant to the employment agreements, will not qualify as performance-based compensation and will be subject to Section 162(m). With respect to the Bonus Interests, the Compensation Committee believes they are structured to qualify as performance-based compensation and, therefore, any payments after the reliance period pursuant to the Senior Management Bonus Plan should not be subject to Section 162(m); provided, however, that the Taylor Cash Bonus was not granted pursuant to the Senior Management Bonus Plan and may be subject to Section 162(m).

Absent approval by the stockholders of the Company, options subject to the Options Repricing and Bonus Interests subject to the Bonus Interest Repricing may be subject to the deduction limitations of Section 162(m). The Options Repricing and Bonus Interests Repricing are subject to approval by the stockholders of the Company no later than June 30, 1999. It is anticipated that the Tracinda Group, which owned approximately 89.5% of the outstanding shares of the Common Stock as of the Record Date, will vote its shares in favor of the approval of the Options Repricing and the Bonus
Interests Repricing.

The Compensation Committee's current policy is to structure the performance-based portion of the compensation of its Named Executive Officers in a manner that complies with Section 162(m) whenever, in the judgment of the Compensation Committee, doing so would be consistent with the objectives of the compensation plan under which the compensation would be payable. However, the Compensation Committee has the authority to award non-deductible compensation as it deems appropriate and in the best interests of the Company. In addition, because of ambiguities and uncertainties as to the application and interpretation of
Section 162(m) and the Treasury Regulations issued thereunder, no assurance can be given that compensation intended by the Compensation Committee to satisfy the requirements for deductibility under Section 162(m) will so qualify.

EMPLOYEE BENEFIT PLANS

MGM Retirement Plan. The MGM Retirement Plan was adopted in March 1986 to provide retirement income to certain employees who have completed at least one year of service. The MGM Retirement Plan is a defined benefit plan under which all contributions are made by MGM Studios. The compensation covered by the MGM Retirement Plan includes base salary only, and not bonus or other amounts. Subject to certain limits, the amount of the pension to which a participant is entitled is an annual amount equal to 1.55 percent of annual base salary up to the Social Security wage base ($65,400 for 1997) plus 1.9 percent of annual base salary above that amount up to the maximum amount allowable under the MGM Retirement Plan (currently $160,000 per year) for each year of credited service up to 35 years, at which time the applicable percentage is 1.55 percent of the annual base salary for each year of service in excess of 35. Participants become vested upon completion of five years of service. Participants, or their beneficiaries, are entitled to receive benefits which have vested under the MGM Retirement Plan upon their normal, early or deferred retirement or upon the total and permanent disability, death or other termination of such participant's employment and after attaining normal or early retirement age. Benefits are normally payable on a monthly basis either (i) in a "life only" form to a unmarried participant during his or her life or (ii) in a qualified "joint and survivor" form to married participants, which shall be the actuarial equivalent of the life only form and which shall provide equal monthly payments to the participant during his or her lifetime with an amount equal to 50 percent (or 75 percent or 100 percent at the election of the participant) of such payments continued after his or her death payable to his or her spouse for the remainder of such spouse's life. Alternatively, participants may, under certain circumstances, elect that a single lump-sum death benefit be payable or that a "ten-year certain and life" form, providing for equal monthly payments be made to the participant during his or her lifetime with the provision that in the event the participant dies prior to the expiration of ten years, such payments would continue to his or her beneficiary for the remainder of the ten-year period.

It is the intention of the Company to continue the MGM Retirement Plan; however, the Company has the right to amend or terminate the MGM Retirement Plan at any time. If the plan is terminated, the available assets held in trust will be used to pay benefits to retired employees (including beneficiaries), terminated vested employees entitled to benefits and active employees. If termination occurs when the MGM Retirement Plan assets are not sufficient to pay all benefits accrued to the date of the termination, the assets held in trust under the plan will be allocated among employees and beneficiaries in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company is not liable for the payment of MGM Retirement Plan benefits from its own assets. Upon full satisfaction of the MGM Retirement Plan's liability to employees and their beneficiaries, any amount remaining in the plan will be returned to the Company.

The Internal Revenue Code requires certain provisions for benefit accruals if a defined benefit plan becomes "top heavy," that is, if the value of accrued benefits for "key employees" is more than 60 percent of the total value of all accrued benefits. While the Company believes that it is unlikely that the MGM Retirement Plan will ever become top heavy, in such an event, it may become necessary to amend the MGM Retirement Plan to conform it to the applicable Internal Revenue Code requirements.

Supplemental Executive Retirement Agreement. Pursuant to Mr. Pisano's previous employment agreement and in place of certain benefits under a pension plan maintained for Mr. Pisano's benefit by a prior employer (the "Prior Plan") which Mr. Pisano forfeited when he joined the Company in 1993, the Company entered into the Supplemental Executive

Retirement Agreement with Mr. Pisano. The Supplemental Executive Retirement Agreement provides Mr. Pisano with an annual benefit equal to $150,000 (the "Benefit Amount"), less an amount equal to the benefit Mr. Pisano is entitled to receive under the Prior Plan and subject to certain adjustments, payable in the form of a single life annuity commencing on the later of the date Mr. Pisano attains age 60 and the date Mr. Pisano's employment with the Company is terminated, including due to Mr. Pisano's death. The minimum aggregate amount payable to Mr. Pisano or his beneficiaries will be $900,000, less all benefits to which Mr. Pisano is entitled under the Prior Plan. All benefits under the Supplemental Executive Retirement Agreement are fully vested. If Mr. Pisano continues in the employment of the Company after attaining age 60, the Benefit Amount shall be increased by 5/12ths of one percent for each month Mr. Pisano continues to be employed by the Company after such date. In addition, after payments have commenced under the Supplemental Executive Retirement Plan, the Benefit Amount shall be increased effective each January 1 by the adjustment factor applied to retiree payments for the calendar year under the Prior Plan. If Mr. Pisano is unmarried on the date benefits commence, the benefit shall be payable monthly for Mr. Pisano's life ("life only" basis). If, however, Mr. Pisano is married on the date benefits commence, he may elect to have the benefits to which he is entitled payable on the life only basis or have the actuarial equivalent of the life only form payable in equal monthly payments to him during his lifetime with an amount equal to 50% or 100% of such payments to continue after his death to his spouse for the remainder of his spouse's life. In the event of a Designated Change of Control of the Company (as defined in the 1996 Incentive Plan and the Supplemental Executive Retirement Agreement) or the termination of Mr. Pisano's employment agreement by the Company without cause or by Mr. Pisano for good reason, the Company will deposit into escrow an amount sufficient to provide on an actuarial basis the level of payments required under the Supplemental Executive Retirement Agreement.

MGM Savings Plan. Employees, including officers, who have completed one year of service have the opportunity to participate in the MGM Savings Plan (the "Savings Plan") which is managed by the Merrill Lynch Asset Management L.P. Participants in the Savings Plan may contribute a portion of their pre-tax compensation (up to a maximum of $10,000) and after-tax compensation (subject to certain limitations) into the Savings Plan and direct the investment of such contributions. MGM Studios matches 100 percent of such employee contributions up to four percent of such employee's eligible compensation. Effective January 1, 1998, the Savings Plan was amended to allow the matching contributions to be made in cash or in shares of the Common Stock. The employee contributions to the Savings Plan and the earnings thereon are always 100 percent vested. The matching contributions and the earnings thereon vest 20 percent for each full year of service and employees become 100 percent vested (i) after five years of service, (ii) upon their total and permanent disability or (iii) upon their death. Employees receive a lump sum payment of the vested portion of their respective Savings Plan account when their employment is terminated. In addition, an employee may, under certain conditions, withdraw or borrow from the vested portion of his or her respective Savings Plan account.

On August 7, 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to up to one million shares of the Common Stock authorized to be issued pursuant to the Savings Plan.

As of October 26, 1998, the Savings Plan held an aggregate of 57,745 shares of the Common Stock and will thus receive Rights to subscribe for 74,434 Shares in the Rights Offering. Pursuant to Section 14(h) of the Savings Plan, the trustee under the Savings Plan will be required to sell the Rights that it acquires as a result of the Rights Offering and reinvest the proceeds in shares of the Common Stock.

DIRECTOR COMPENSATION

During 1997, no compensation was paid to the directors for services provided in such capacity. On December 16, 1997 the Board of Directors adopted a policy, whereby each director of the Company who is not a full-time employee of the Company or its subsidiaries (a "Non-Employee Director"), currently consisting of five persons, will be paid (i) $25,000 per annum for serving as a director of the Company, (ii) $15,000 per annum additional if such Non-Employee Director is a member of the Executive Committee, (iii) $2,000 per meeting (up to a maximum of $8,000 per annum) for attendance at Audit Committee meetings if such Non-Employee Director is a member of the Audit Committee, and (iv) $1,000 per meeting (up to a maximum of $4,000 per annum) for attendance at Compensation Committee meetings if such Non-Employee Director is a member of the Compensation Committee.

Pursuant to the 1998 Non-Employee Director Stock Plan ("Director Plan"), which was approved by the stockholders of the Company at the Company's Annual Meeting of Stockholders held May 12, 1998, each Non-Employee Director is entitled to elect to receive all or a portion of the compensation received as a director ("Election Amount") in the form of shares of the Common Stock. Shares are issued under the Director Plan in equal quarterly installments (based on the Election Amount) and the actual number of shares of the Common Stock to be received by a Non-Employee Director will be determined based on the fair market value of the Common Stock on the date of issuance. Up to 100,000 shares of the Common Stock, subject to certain adjustments, have been reserved for issuance under the Director Plan. The Director Plan is administered by a committee of the Board of Directors, which has the power to amend the Plan, subject to certain limitations. For the 1998 Director Plan Year (i.e., the period commencing May 13, 1998 and ending on the date of the next Annual Meeting of Stockholders), two Non-Employee Directors elected to participate in the Director Plan: Mr. Aljian elected to receive 60% of his annual compensation as a director in shares of the Common Stock and Mr. York elected to receive 50% of his annual compensation as a director in shares of the Common Stock. As of October 26, 1998, the Company had issued an aggregate of 552 shares of the Common Stock under the Directors Plan as follows: 301 shares were issued to Mr. Aljian and 251 shares were issued to Mr. York.

On May 18, 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to the shares of the Common Stock authorized to be issued pursuant to the Director Plan.

In addition, a Non-Employee Director will receive reimbursement for out-of-pocket expenses in attending meetings of the Board of Directors and any committees thereof on which they serve. See "Certain Transactions" for a description of certain transactions involving directors or their affiliates and the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

As permitted by applicable provisions of the DGCL, the Company's Certificate of Incorporation contains a provision whereunder the Company will indemnify each of the officers and directors of the Company (or their estates, if applicable), and may indemnify any employee or agent of the Company (or their estates, if applicable), to the fullest extent permitted by the DGCL as it exists or may in the future be amended.

In addition, the Company has entered into indemnification agreements with its directors, its executive officers and certain other officers providing for indemnification by the Company, including under circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

The Company currently maintains insurance on behalf of its officers and directors against certain liabilities that may be asserted against any such officer or director in his or her capacity as such, subject to certain customary exclusions. The amount of such insurance is deemed by the Board of Directors to be adequate to cover such liabilities.

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

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The Company's authorized common stock consists of 125,000,000 shares of the Common Stock. In connection with the Rights Offering and pursuant to the Amendment, the Company will amend its Amended and Restated Certificate of Incorporation in order to increase the number of shares of the Common Stock authorized thereunder from 125,000,000 to 250,000,000. The Amendment is designed to ensure that the Company will have enough authorized shares to effect the Rights Offering and to allow for other future issuances by the Company. The Amendment has been approved by the Board of Directors of the Company and the Tracinda Group, which represents a majority of the outstanding Common Stock. The Amendment will take effect on or promptly after the Expiration Date (and, in any event, prior to the issuance of the Shares). All authorized shares of the Common Stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Other than as described under "Ownership of Voting Securities--Investors Shareholder Agreement," the holders of the Common Stock will have no pre-emptive rights or cumulative voting rights and no rights to convert their Common Stock into any other securities.

As of October 26, 1998, there were outstanding 65,823,952 shares of the Common Stock. As of October 26, 1998, there were reserved for issuance upon the exercise of options 8,437,567 shares of the Common Stock, of which options for 7,769,022 shares of the Common Stock are outstanding (3,095,904 of which are vested or will become vested within 60 days).

PREFERRED STOCK

As of October 26, 1998, the Company had no shares of preferred stock outstanding, although the Company is authorized to issue up to 25 million shares of the preferred stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to fix by resolution the voting power, designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of one or more series of the preferred stock, and to fix the number of shares constituting any such series. In the event of any dissolution, liquidation or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each series of the preferred stock shall be entitled to receive, out of the net assets of the Company, an amount for each share of the preferred stock equal to the amount fixed and determined by the Board of Directors in the resolution creating such series and providing for the issuance of such shares, and no more, prior to any of the assets of the Company being distributed to the holders of the Common Stock (the "Liquidation Preference"). The issuance of the preferred stock could adversely affect the voting power and other rights of the holders of the Common Stock.

The authority possessed by the Board of Directors to issue the preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly to successfully complete. See "Risk Factors--Possible Anti-takeover Effect of Certain Charter Provisions."

There are no agreements or understandings for the issuance of the preferred stock and the Board of Directors has no present intention to issue any of the preferred stock.

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

                         OWNERSHIP OF VOTING SECURITIES

The table below sets forth the beneficial ownership of the Common Stock as of October 26, 1998 (prior to giving affect to the Rights Offering) of (i) each director of the Company, (ii) the Named Executive Officers, (iii) the directors and Named Executive Officers of the Company as a group and (iv) each person who at such time, to the Company's knowledge, beneficially owned more than five percent of the outstanding shares of the Common Stock of the Company.

                                                          ---------------------
                                                           NUMBER OF PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                       SHARES(1)   OF CLASS
------------------------------------                      ---------- ----------
The Tracinda Group(2).................................... 59,064,714       89.5%
 150 S. Rodeo Drive
 Beverly Hills, CA 90212
Frank G. Mancuso(3)......................................  1,140,893        1.7
A. Robert Pisano(4)......................................    248,612          *
James D. Aljian(5).......................................      5,937          *
Francis Ford Coppola.....................................         --         --
Kirk Kerkorian(5)(6)..................................... 59,064,714       89.5
Alex Yemenidjian(5)......................................      5,000          *
Jerome B. York(5)........................................      5,781          *
Michael G. Corrigan(7)...................................    180,168          *
David G. Johnson(8)......................................    193,022          *
William A. Jones(9)......................................     95,580          *
Daniel J. Taylor(10).....................................     31,812          *
All Directors and Executive Officers
 as a group (11 persons)................................. 60,971,519       90.2

---------
 * Less than 1 percent.

(1) The number of shares shown includes shares over which the person named has either sole or shared voting or investment power and shares as to which certain directors and executive officers disclaim beneficial ownership. The shares of the Common Stock which a person has the right to acquire within 60 days of October 26, 1998 and the shares of Common Stock underlying options that are vested as of October 26, 1998 or that will become vested within 60 days are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options or other rights, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person. As a result, the aggregate percentage ownership of the Common Stock may exceed 100 percent.

(2) Includes: 156,251 shares of the Common Stock issuable at a price of $6.41 per share pursuant to a presently exercisable stock option which expires on October 10, 2002. Also includes 16,208,463 shares (representing, as of September 1, 1998, 24.6% of the outstanding shares) of the Common Stock which were acquired by the Tracinda Group from Seven on September 1, 1998 pursuant to the Tracinda/Seven Purchase Agreement. All of the shares of the Common Stock held by the Tracinda Group are pledged to a group of banks to secure a syndicated credit facility to the Tracinda Group. For a description of certain voting agreements applicable to such shares, see "--Investors Shareholder Agreement." The Tracinda Group currently owns approximately 89.5% of the outstanding capital stock of the Company and, upon the completion of the Rights Offering, the Tracinda Group may own in excess of 90% of the outstanding capital stock of the Company. Under Delaware law, a shareholder holding 90% or more of the Company's outstanding capital stock may effect a "short form" merger of the Company with itself without the consent or approval of the minority stockholders of the Company. Such a merger could result in the minority stockholders of the Company being forced to accept cash and/or other securities in exchange for their shares of the Common Stock of the Company. Appraisal rights under Delaware Law would be available to the minority stockholders in such a merger. The Tracinda Group has advised the Company that it has no current plan or intention of proposing such a merger. Depending upon the number of Shares purchased by others, upon completion of the Rights Offering, the percentage of the outstanding shares of Common Stock beneficially owned by the Tracinda Group will range from approximately 89.5 percent to approximately 95.4 percent. If the Tracinda Group's aggregate percentage ownership of the Company exceeds 95%, the Company may be subject to certain "push-down" accounting rules. See "The Rights Offering--Principal Stockholders; Standby Agreement."

(3) Includes: 757,276 shares of the Common Stock underlying options vested as of October 26, 1998 or that will become vested within 60 days of such date and 164,662 shares of the Common Stock, representing the estimated number of shares (based on a per share price of $9.44 as of October 23, 1998) to be purchased by Mr. Mancuso in November 1998 with the proceeds of his annual stock purchase payment received pursuant to his employment agreement. See "Management-- Employment Agreements--Frank G. Mancuso." Also includes 5,000 shares of the Common Stock which are owned by Mr. Mancuso's children and grandchildren, and as to which Mr. Mancuso disclaims beneficial ownership. For a description of certain voting agreements applicable to the shares of the Common Stock held by Mr. Mancuso, see "--Investors Shareholder Agreement."

(4) Includes: 227,204 shares of the Common Stock underlying options vested as of October 26, 1998 or that will become vested within 60 days of such date and 328 shares allocated to Mr. Pisano's account in the Savings Plan (as defined in "Benefit Plans--MGM Savings Plan"). Also includes 3,080 shares of the Common Stock which are held by the Pisano's Children's Trust and as to which Mr. Pisano disclaims beneficial ownership.

(5) Each of Messrs. Aljian, Kerkorian and York is an employee of, and, along with Mr. Yemenidjian, was nominated to the Board of Directors of the Company by, Tracinda. Each of Messrs. Alijian, Kerkorian, York and Yemenidjian is a director of, and Mr. Yemenidjian is also an executive officer of, MGM Grand, Inc., an affiliate of Tracinda. Includes: as of October 26, 1998, with respect to Mr. Aljian, 636 shares, representing the estimated number of shares (based on a per share price of $9.44 as of October 23, 1998) to be issued to Mr. Aljian under the Director Plan within 60 days, and, with respect to Mr. York, 530 shares, representing the estimated number of shares (based on a per share price of $9.44 as of October 23, 1998) to be issued to Mr. York under the Director Plan within 60 days. See "Management--Director Compensation."
(6) Mr. Kerkorian is the President and sole shareholder and director of, and was nominated to the Board of Directors of the Company by, Tracinda. Represents 59,064,714 shares of the Common Stock beneficially owned by the Tracinda Group.
(7) Mr. Corrigan ceased to be employed by the Company effective as of June 15, 1998. Includes: 179,168 shares of the Common Stock underlying options which, pursuant to his employment agreement, became immediately vested and exercisable upon the cessation of Mr. Corrigan's employment with the Company.
(8) Mr. Johnson resigned from the Company effective as of August 20, 1998.
Includes: 179,168 shares of the Common Stock underlying options which, pursuant to his employment agreement, became immediately vested and exercisable upon the resignation of Mr. Johnson from the Company and 312 shares allocated to Mr. Johnson's account in the Savings Plan.

(9) Includes: 69,228 shares of the Common Stock underlying options vested as of October 26, 1998 or that will become vested within 60 days of such date and 310 shares allocated to Mr. Jones' account in the Savings Plan.

(10) Includes: 31,016 shares of the Common Stock underlying options vested as of October 26, 1998 or that will become vested within 60 days of such date and 296 shares allocated to Mr. Taylor's account in the Savings Plan.

INVESTORS SHAREHOLDER AGREEMENT

The following is a summary description of the material terms of the Investors Shareholder Agreement. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Investors Shareholder Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

Voting of Shares. Until November 2012 (i) the Tracinda Group has agreed to vote all of the shares of capital stock of the Company beneficially owned by it and take all necessary or desirable action within its control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control, and
(iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the Board of Directors of the Company consists of nine members (subject to the provisions described below), up to four of whom are nominated by Tracinda (subject to reduction if the Tracinda Group does not maintain a certain level of ownership of the Common Stock), two of whom are nominated by the Chairman and Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso as long as he serves as the Chief Executive Officer of the Company), and three independent directors who are nominated by the majority of the Board of Directors of the Company (which majority, so long as the Tracinda Group beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who are not affiliated or associated with Tracinda and otherwise meet the requirements of the NYSE for serving as independent directors; provided, however, that the Tracinda Group is only obligated to vote for nominees selected by the Board of Directors of the Company which are acceptable to Tracinda. The Board of Directors may determine to reduce the size of the Board of Directors to eight persons, in which case the number of independent directors will be reduced to two. Furthermore, Tracinda has the exclusive right (which, to the extent the same may be required by law, may be exercised indirectly) (i) to remove, with or without cause, any director designated by it in accordance with the foregoing and (ii) to designate and elect any replacement for a director designated by it in accordance with the foregoing upon the death, resignation, retirement, disqualification or removal from office of such director.

Until November 2012 (i) the Tracinda Group has agreed to vote all of the shares of capital stock of the Company beneficially owned by it and take all necessary or desirable action within its control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control and (iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the compensation committee of the Board of Directors of the Company consists of one member of the Board of Directors of the Company nominated by Tracinda (so long as the Tracinda Group maintains a certain level of ownership of the Common Stock), one member of the Board of Directors of the Company nominated by the remaining members of the Board of Directors of the Company and one independent director nominated by the majority of the Board of Directors of the Company (which majority, so long as the Tracinda Group beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who is not affiliated or associated with Tracinda and otherwise meets the requirements of the NYSE for serving as an independent director.

Until November 2012 (i) the Tracinda Group has agreed to vote all of the shares of capital stock of the Company beneficially owned by it and take all necessary or desirable action within its control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control and (iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the executive committee of the Board of Directors of the Company consists of three members of the Board of Directors of the Company nominated by Tracinda (so long as the Tracinda Group maintains a certain level of ownership of the Common Stock), one member of the Board of Directors of the Company nominated by the remaining members of the Board of Directors of the Company, and two members of the Board of Directors of the Company nominated by the Chairman and Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso as long as he serves as the Chief Executive Officer of the Company).

Except to the extent consistent with the Investors Shareholder Agreement, the Board of Directors of the Company shall not be authorized to fill a vacancy on the Board of Directors of the Company caused by the death, resignation, retirement, disqualification or removal of a director.

For as long as Mr. Mancuso serves as a member of the Board of Directors of the Company and MGM Studios, Mr. Mancuso shall act as the Chairman of the Board of Directors of the Company and MGM Studios. The Board of Directors of the Company shall have the right to remove Mr. Mancuso as a director of the Company, with or without cause, only upon the termination of his employment as Chief Executive Officer of MGM Studios, subject to the terms of Mr. Mancuso's employment agreement. See "Management-- Employment Agreements--Frank G. Mancuso." If Mr. Mancuso ceases to act as Chief Executive Officer of the Company, Mr. Mancuso has agreed to resign as a director of the Company and MGM Studios and all other positions held by Mr. Mancuso at the Company, MGM Studios and their respective subsidiaries effective as of the time he ceases to act as Chief Executive Officer of the Company. Any person selected by Mr. Mancuso as the second management director must agree to resign as a director of the Company and a member of the executive and compensation committees of the Board of Directors of the Company at such time as Mr. Mancuso ceases to serve as the Chief Executive Officer of the Company, unless such other person is acceptable to the new Chief Executive Officer of the Company. If Mr. Mancuso ceases to act as the Chief Executive Officer of the Company, the parties to the Investors Shareholder Agreement shall promptly remove the other person nominated by Mr. Mancuso and then serving as a director of the Company and a member of the executive and compensation committees of the Board of Directors of the Company, unless such other person is acceptable to the new Chief Executive Officer of the Company.

Until October 10, 2001 the obligations described under the paragraph heading "--Voting of Shares" will be binding upon any transferee of any member of the Tracinda Group except for any person (other than an affiliate of Tracinda) who acquires (i) shares of Common Stock from a member of the Tracinda Group pursuant to a public offering registered under the Securities Act or pursuant to Rule 144 or Regulation S promulgated thereunder or (ii) not more than 4,166,700 shares of the Common Stock from the Tracinda Group in one transaction or a series of related transactions.

Business Operations. Each of the Company, MGM Studios, the Tracinda Group and Mr. Mancuso has agreed to use their best efforts (until November 2012) to ensure that neither the Company nor any of its subsidiaries engages in any business activity except the entertainment business unless (i) all directors of the Board of Directors shall have approved such engagement in other business activities or (ii) a majority of the Board of Directors shall have approved such engagement in other business activities and such engagement in other business activities shall have been approved by the stockholders of the Company in accordance with the applicable provisions of the DGCL. For purposes of the Investors Shareholder Agreement, the entertainment business shall include the acquisition, development, production, marketing, distribution, exhibition, publication or use of intellectual property for purposes of providing entertainment, education or information and all services and activities reasonably related thereto, including the services and activities currently provided or conducted by the Company and its subsidiaries.

Pre-emptive Rights. The Company has granted to each of the Tracinda Group and Mr. Mancuso certain pre-emptive rights with respect to the Common Stock. If, at any time prior to November 2012, the Company proposes to issue to any person any shares of the Common Stock or any securities exercisable for the purchase of or convertible into the Common Stock, each of the Tracinda Group and Mr. Mancuso may subscribe for and purchase for cash a number of shares of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock, respectively, such that, after giving effect to such issuance to such other persons and such purchase by either the Tracinda Group or Mr. Mancuso, as the case may be, such purchaser will continue to beneficially own the same percentage of the outstanding Common Stock (including securities exercisable for the purchase of or convertible into the Common Stock) that such purchaser beneficially owned prior thereto.

Such pre-emptive rights shall not apply to: (i) the issuance of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock pursuant to a firm commitment underwritten public offering or pursuant to Rule 144A or Regulation S promulgated under the Securities Act;
(ii) the issuance of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock pursuant to a registration statement directly or indirectly to the holders of the outstanding capital stock of a corporation or other business entity with a class of equity securities registered under the Exchange Act, in connection with the Company's acquisition of such corporation or other business or substantially all of its assets (whether by merger, consolidation, purchase of stock or assets or otherwise); (iii) the grant of stock options to officers, directors or employees of the Company or any of its subsidiaries pursuant to stock option plans approved by the Board of Directors of the Company or the issuance of the Common Stock upon the exercise of any such stock option; or (iv) the issuance of the Common Stock to officers, directors or employees of the Company or any of its subsidiaries to fulfill the Company's obligations pursuant to any savings plans or retirement plans approved by the Board of Directors of the Company.

The price to be paid in any such purchase by the Tracinda Group or Mr. Mancuso and the other terms of purchase shall be the same as applicable to the purchase of the Common Stock or such other securities by such other person, except that in all cases the price to be paid by the Tracinda Group and Mr. Mancuso shall be paid in cash. If such shares of the Common Stock or such other securities are to be issued to such other person for property or services, the price per share or other security to be paid by the Tracinda Group and Mr. Mancuso shall be equal to the fair market value per share or other security of the property or services to be received by the Company from such other person, as such fair market value is determined by the independent directors of the Company elected to the Board of Directors of the Company.

Such pre-emptive rights will terminate, with respect to the Tracinda Group, at such time as the Tracinda Group beneficially owns less than 10,416,750 shares of the Common Stock (as presently constituted) and, with respect to Mr. Mancuso, at such time as Mr. Mancuso is no longer the Chief Executive Officer of the Company.

SHAREHOLDERS AGREEMENT

The following is a summary description of the material terms of the Amended and Restated Shareholders Agreement (the "Shareholders Agreement") dated as of August 4, 1997, as amended August 8, 1998 and September 1, 1998, by and among the Company, MGM Studios, the Tracinda Group, Mr. Mancuso and the other persons specified on the signature pages thereto (Mr. Mancuso and such specified persons, collectively, "Executives"). This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Shareholders Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. For purposes of the Shareholders Agreement, any shares of the Common Stock beneficially owned, directly or indirectly, by any member of the Tracinda Group will be deemed to be owned by Tracinda.

Tag-Along Rights. The Tracinda Group has agreed to be bound by certain "tag-along" restrictions with respect to certain Transfers of its shares of the Common Stock. If any member of the Tracinda Group desires to Transfer shares of the Common Stock beneficially owned by it, directly or indirectly, in whole or in part (a "Tag-Along Sale"), then each of the Executives shall have certain "tag-along" rights, subject to certain notice provisions. Specifically, each Executive shall have the right but not the obligation, (i) to exercise in the manner provided in the Shareholders Agreement or in the respective Executive's stock option agreement certain options held by such Executives pursuant to the 1996 Incentive Plan to the extent required to realize the "tag-along" rights of such Executives and (ii) to elect that such member of the Tracinda Group, be obligated to require, as a condition to such Tag-Along Sale, that the proposed purchaser purchase from each such electing Executive a proportional number of shares (excluding shares of the Common Stock acquired pursuant to open market purchases). Any such sales by any Executive shall be on the same terms and conditions as the proposed Tag-Along Sale by such member of the Trancinda Group, and on the same date as the closing of the proposed Tag-Along Sale. Each of the Executives has waived the "tag-along" rights with respect to the Seven Sale.

The tag-along rights shall not apply to: (i) any transaction in which shares of the Common Stock are proposed to be sold publicly pursuant to a registration statement filed under the Securities Act or pursuant to Rule 144 promulgated under the Securities Act; (ii) any one transaction or series of related transactions involving the transfer of less than one percent of the then issued and outstanding shares of the Common Stock; (iii) any bona fide pledge to a bank or other institutional financial lender; or (iv) any sale from one of the parties to the Shareholders Agreement to another party thereto, and shall terminate at such time as the Tracinda Group beneficially owns less than 10,416,750 shares of the Common Stock.

In addition, the tag-along provisions shall not apply to, (i) the transfer of, or the grant of options for the acquisition of, up to 312,502 shares of the Common Stock (such number to be appropriately adjusted in the event that the Company should effect any stock dividend, stock split, reverse stock split, or any similar transaction after the date of the Shareholders Agreement) beneficially owned by the Tracinda Group to its officers, directors, employees, consultants and affiliates so long as such transferee agrees in writing to be bound by all the terms of the Shareholders Agreement applicable to its transferor as if the transferee originally had been a party to the Shareholders Agreement and (ii) the transfer and assignment of all or any portion of the capital stock of the Company beneficially owned by it to any direct or indirect subsidiary of such entity so long as (a) such transferee agrees in writing to be bound by all the terms of the Shareholders Agreement applicable to its transferor as if the transferee originally had been a party to the Shareholders Agreement and (b) the transferor agrees to cause such direct or indirect subsidiary to continue to be a direct or indirect subsidiary of the transferor for so long as such direct or indirect subsidiary beneficially owns any such capital stock of the Company.

Demand Registration Rights. The Tracinda Group and the Executives, have the right to make up to three requests, in the case of the Tracinda Group, and up to two requests with respect to all of the Executives, for registration ("Demand Registration") under the Securities Act of all or part of the Common Stock or securities issued as a dividend on or distribution with respect to or in exchange, replacement or in subdivision of, any such Common Stock, which have not been sold pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act (the "Registrable Securities") held by them; provided that any request for a Demand Registration shall not be otherwise deemed to be effective unless such request includes Registrable Securities with an estimated value of no less than $50 million. Demand Registration requests may be for shelf registrations (covering sales on a delayed or contingent basis) if the Company is then eligible to effect shelf registrations. The Company will pay all of the expenses of any such Demand Registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder and any party requesting long-form registration when short-form registration is available will bear the incremental cost thereof. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company and MGM Studios, in the case of the selling stockholders, and the Company, in the case of the underwriters, against certain liabilities, including liabilities under the Securities Act.

The Company will not be obligated to effect any Demand Registration within six months after the effective date of a previous Demand Registration and during any two-year period, the Company may make a one-time election to postpone the filing or the effectiveness of a registration statement for a Demand Registration for up to six months if the Board of Directors of the Company determines, in its good faith judgment, that (i) such Demand Registration would reasonably be expected to have a material adverse effect on, interfere with or delay any proposal or plan by the Company to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction, (ii) the filing of a registration statement or a sale of Registrable Securities pursuant thereto would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (iii) the Company is unable to comply with the registration requirements of the Commission; provided, that, in such event, the holders of shares of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such request for Demand Registration will not count as a request for Demand Registration under the Shareholders Agreement and the Company will pay all Registration Expenses in connection with such withdrawn registration request. The party requesting Demand Registration may select the managing underwriters, who must be of national prominence and reasonably acceptable to the Company.

"Piggyback" Registration Rights. If the Company proposes to register any of its equity securities under the Securities Act (other than (i) a registration on Form S-4 or Form S-8 or any successor or similar forms or (ii) a registration in connection with a pro rata distribution of rights to subscribe for shares of the Common Stock to all holders of the Common Stock) and the registration form to be used may be used for the registration of Registrable Securities, whether or not for sale for its own account, each member of the Tracinda Group and each of the Executives shall be entitled to request that Registrable Securities of the same class beneficially owned by such party be included in such registration (a "Piggyback Registration"); provided that if a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of shares of the Common Stock requested to be included in such registration exceeds the number which can be sold in such offering within a price range reasonably acceptable to the Company, the Company will include in such registration (i) first, the securities the Company proposes to sell and
(ii) second, all other securities requested to be included in such registration, pro rata among the respective holders thereof on the basis of the number of securities owned by each such holder; provided further, that if a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range reasonably acceptable to such holders, the Company will include in such registration the securities requested to be included in such registration, pro rata among the respective holders thereof on the basis of the number of securities owned by each such holder. The Company will pay all of the expenses of any such Piggyback Registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company and MGM Studios, in the case of the selling stockholders, and the Company, in the case of the underwriters against certain liabilities, including liabilities under the Securities Act.

Certain Holdback Agreements. The Tracinda Group and each of the Executives has agreed, if requested in writing by the Company or any managing underwriters of registration effected in accordance with the proceeding described in the preceding three paragraphs, not to effect any public sale or distribution (including sales pursuant to Rule 144) of shares of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for equity securities, during the period reasonably requested by the managing underwriters, not to exceed the period commencing with the date seven days prior to and ending with the date 90 days, or such longer period, not to exceed 180 days, as the managing underwriters shall request, after the effective date of any underwritten registration by the Company of its securities (except as part of such underwritten registration). The Company has agreed to a similar restriction, if requested by the managing underwriters of any such underwritten registration (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor forms), and to use its best efforts to cause certain holders of its capital stock (other than in a registered public offering), to so agree.

                             FINANCING ARRANGEMENTS

The following is a summary of the material terms of the Amended Credit Facility, and is qualified in its entirety by reference to the definitive agreements and instruments governing such indebtedness, copies of which have been filed as exhibits to the Registration Statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" for a description of the Bridge Loan.

General. In October 1997 MGM Studios and Orion (collectively, the "Borrowers") entered into the Amended Credit Facility with Morgan Guaranty Trust Company of New York, as Administrative Agent (the "Agent") and a syndicate of banks (the "Banks") arranged by J.P. Morgan Securities Inc. and BancAmerica Securities, Inc., which provides for borrowings up to $1.3 billion in aggregate principal amount. The credit facilities provided in the Amended Credit Facility consist of the Tranche A Loan, the Tranche B Loan and the Revolving Credit Facility. Amounts available under the Revolving Credit Facility may be utilized for general corporate purposes.

The Borrowers have the option to borrow an additional $200 million term loan in the future (the "Tranche C Facility"), with the consent of lenders holding at least 66 2/3 percent of the aggregate loans and commitments and subject to syndication thereof. The Tranche C Facility would be required to have a final maturity no earlier than the final maturity of the Tranche B Facility and no substantial amortization prior to that date.

Amortization. The Tranche A Loan will require no substantial amortization until 2001, and thereafter will fully amortize by final maturity. The Tranche B Loan requires no substantial amortization prior to the final maturity thereof. The borrowing availability under the Revolving Credit Facility is not scheduled to be reduced prior to final maturity.

Prepayment. The Term Loans are required to be prepaid (and, if the term loans are prepaid in full, the Revolving Credit Facility is required to be reduced) out of (i) the net proceeds of incurrence of additional indebtedness by the Company or any of its subsidiaries, with certain exceptions, (ii) the net proceeds of certain asset sales (including certain license agreements with respect to motion picture and television product) and of casualty insurance proceeds and condemnation awards, subject to certain exceptions, and (iii) 75 percent of excess cash flow (as defined in the Amended Credit Facility) in each fiscal year (or 50 percent for any year in which the Borrowers' leverage ratio is below a specified level on the last day of the year), in any case subject to certain exceptions, including an exception for the first $50 million of cumulative excess cash flow.

Guarantees and Security. All of the Borrowers' domestic material subsidiaries have guaranteed the Borrowers' obligations under the Amended Credit Facility. The Borrowers' obligations under the Amended Credit Facility, and their respective subsidiaries' obligations under their respective guarantees, are secured by security interests and liens granted to the Agent in substantially all of the assets of the Borrowers and their respective domestic subsidiaries, including copyrights, distribution rights, license, royalty and other contract rights with respect thereto, trademarks and other intellectual property, securities and receivables, except to the extent that granting such a security interest or lien would constitute a breach of or default under a contract by which such property interest arises.

Interest Rates. Interest is payable quarterly in arrears on all borrowings under the Amended Credit Facility at a variable rate equal to either (i) the sum of 1.25 percent (1.50 percent for the Tranche B Loan) plus the rate established by the Agent from time to time as its base rate or (ii) the sum of
2.25 percent (2.50 percent for the Tranche B Loan) plus LIBOR. Interest that accrues at the LIBOR-based rate will be payable at the end of each interest period for interest periods of three months or less and quarterly in arrears for interest periods of six months. The interest rate margins are subject to adjustment from time to time based on the Borrowers' performance under certain financial tests and ratios.

If at any time an event of default, as defined in the Amended Credit Facility, occurs, interest will accrue on the principal amount of all outstanding obligations under the Amended Credit Facility at an annual rate that is two percent greater than the rate that would otherwise be in effect, for so long as such event of default continues.

The Company has entered into three year fixed interest rate swap contracts in relation to a portion of the Term Loans for a notional value of $500 million at an average rate of 8.6 percent, which expire in November 2000.

Covenants. The Amended Credit Facility contains customary covenants which, among other things, (i) require the Borrowers to satisfy certain financial tests and ratios (including a minimum net worth requirement, maximum leverage (measured both by reference to the Borrowers' cash flow from the Library and the value of the Library and films and television programs in production), an interest coverage ratio and maximum annual capital expenditures) and (ii) impose certain limitations on (a) the incurrence of additional indebtedness by the Company or the Borrowers, (b) the creation or incurrence of liens, (c) the making of investments, (d) mergers and acquisitions and sales or other dispositions of assets (including certain licensing agreements), (e) transactions with affiliates and (f) the incurrence of lease obligations. The Amended Credit Facility also requires the Borrowers to enter into certain interest rate hedging arrangements and to release a minimum number of new films each year.

The Amended Credit Facility also generally prohibits the Borrowers from making any dividend payment or other distribution with respect to, or redeeming or acquiring, any capital stock of the Borrowers.

These covenants will continue in effect so long as any of the funding commitments under the Amended Credit Facility are in effect and until all loans under the Amended Credit Facility and interest thereon and other amounts payable by the Borrowers under the Amended Credit Facility are paid in full. As of the date hereof, the Borrowers were in compliance with these covenants in all material respects.

Events of Default. The Amended Credit Facility enumerates several occurrences that constitute events of default thereunder, including: (i) the failure to pay any principal, interest or other amounts due under the Amended Credit Facility when due, subject in some cases to a period of grace; (ii) the failure to maintain financial covenants or to comply with other restrictive covenants;
(iii) the failure to comply with any other provision of the Amended Credit Facility or related documents, subject in some cases to a period of grace;
(iv) the occurrence of certain events of bankruptcy or insolvency with respect to the Company or a material subsidiary; (v) a default in certain other obligations of the Company or its subsidiaries; and (vi) the breach of any representation or warranty made by the Company.

Additionally, the occurrence of a "change in control" constitutes an event of default. A change of control occurs if Tracinda does not maintain voting and economic control over at least 35 percent of each class of capital stock of the Company, any person or group of persons obtains voting or economic control over a greater percentage of any class of the outstanding capital stock of the Company than Tracinda, or if the directors nominated by Tracinda or Mr. Mancuso pursuant to the Investors Shareholder Agreement (or appointed by such directors to fill vacancies) no longer constitute a majority of the Company's Board of Directors.

See "Risk Factors--Risk Relating to Liquidity and Financing Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                              CERTAIN TRANSACTIONS

The Company believes the transactions described below that were entered into by the Company and its subsidiaries were beneficial to the respective companies, and were no less favorable to the respective companies than could have been obtained from unaffiliated third parties pursuant to arms-length negotiations.

RECENT SALES OF SECURITIES

Pursuant to an investment agreement dated May 2, 1997 among Seven, Tracinda and the Company, and in connection with the Orion Acquisition, Tracinda purchased 13,375,107 shares of the Common Stock and Seven purchased 1,625,013 shares of the Common Stock, for a purchase price of $24.00 per share and an aggregate purchase price of $360 million.

Pursuant to Mr. Mancuso's employment agreement, Mr. Mancuso receives an annual stock purchase payment of $3 million (payable annually in advance in November of each year), out of the after tax proceeds of which he is required to purchase shares of the Common Stock. As of October 26, 1998, Mr. Mancuso had purchased 136,454 shares of the Common Stock for aggregate consideration of approximately $3.3 million. Mr. Mancuso is next scheduled to purchase shares of the Common Stock under his employment agreement in November 1998. See footnotes 3 and 4 to "Management--Executive Compensation--Summary Compensation Table" and "Management--Employment Agreements--Frank G. Mancuso." The Company believes that the prior or future issuances of such shares to Mr. Mancuso were and will be exempt from registration under Section 4(2) of the Securities Act.

Concurrent with the consummation of the IPO, Tracinda and the Company consummated the Tracinda Purchase, pursuant to which Tracinda purchased directly from the Company, at a purchase price of $18.85 per share (equal to the per share price to public, less the underwriting discount), 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million.

As of October 26, 1998, the Company contributed an aggregate of 57,745 shares of unregistered Common Stock valued at approximately $1,146,000 as its matching contribution to the Savings Plan. Registration for such shares was not required because the transaction did not constitute a "sale" under Section 2(3) of the Securities Act.

INVESTORS SHAREHOLDER AGREEMENT AND SHAREHOLDERS AGREEMENT

Tracinda, Mr. Mancuso, the Company and MGM Studios are parties to the Investors Shareholder Agreement and the Shareholders Agreement, each of which contains certain provisions relating to the corporate governance of the Company and provide for certain rights relating to the shares of the Common Stock, including registration rights and transfer restrictions. See "Ownership of Voting Securities--Investors Shareholder Agreement" and "Ownership of Voting Securities--Shareholders Agreement."

OTHER TRANSACTIONS WITH TRACINDA AND ITS AFFILIATES

In 1980 Old MGM granted to a predecessor-in-interest to MGM Grand, Inc., an affiliate of Tracinda, an exclusive open-ended royalty-free license to use certain trademarks and tradenames that include the letters "MGM," as well as logos consisting of a stylized depiction of a lion in its hotel/gaming business and other businesses that are not entertainment-related. In 1986 MGM/UA granted Grand Air , an affiliate of Tracinda, an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. The Company did not receive any monetary compensation for these licenses. See "Business--Trademarks and Consumer Products." Tracinda owns a majority of the outstanding common stock of MGM Grand, Inc., the parent of both MGM Grand Hotel ("Grand Hotel") and Grand Air. Additionally, the Company and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the Company's motion pictures and the affiliates' hotels are promoted together; however, the Company believes that the amounts involved are immaterial.

The Company has granted to Grand Hotel, or certain of its affiliates, limited short-term, nonexclusive licenses to key art, still photographs of artwork and one minute film clips from certain MGM Pictures and UA Pictures releases for use in an "in-room" only publication for the MGM Grand Hotel/Casino in Las Vegas, and one minute film clips of such releases in a clip reel program for the benefit of a charitable foundation and to promote the sale of videocassettes containing such releases at the MGM Grand Hotel/Casino in Las Vegas. The Company did not receive any monetary compensation for these licenses.

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

The Company sells to Grand Hotel, and certain of its affiliates, on a wholesale basis merchandise such as baseball caps, clothing, keychains and watches bearing the Company's trademarks and logos for resale to consumers in retail shops located within Grand Hotel's hotels. Grand Hotel currently is the Company's largest wholesale customer of the Company's merchandise and, consequently, receives customary volume discounts from the Company. For 1997 and the six months ended June 30, 1998, the Company recognized revenues of $257,000 and $24,000, respectively, for such videocassettes and merchandise.

In 1997 MGM Studios and Grand Hotel entered into a site location agreement with respect to production of a pilot episode of a television series being developed by MGM Studios. Grand Hotel was not compensated for the use of the site, but was compensated, on customary terms, for goods and services provided by Grand Hotel in the amount of $462,000.

From time to time, the Company uses aircraft owned by Tracinda for use in the Company's business. The Company believes that the terms of such arrangements are no less favorable to the Company than those that could be obtained from unrelated parties. From October 11, 1996 to June 30, 1998, the aggregate of the payments made to Tracinda for the use of such aircraft was approximately $320,000.

In January 1997 MGM Studios entered into an agreement with Tracinda and certain former directors of MGM/UA (including Kirk Kerkorian) (the "Insurance Allocation Agreement") to allocate the proceeds of directors and officers liability insurance policies relating to litigation filed prior to 1991 against MGM/UA, Tracinda and such former directors. The Insurance Allocation Agreement provides for the proceeds of such policies (and certain legal fees incurred to obtain such proceeds) to be allocated 65 percent to MGM Studios and 35 percent to Tracinda (on behalf of such former directors). The Company believes that the terms of the Insurance Allocation Agreement were fair and equitable to the respective parties and were the result of arm's-length negotiations between MGM Studios and Tracinda (on behalf of such former directors). The total proceeds of such policies aggregated $8.0 million as of June 30, 1998, of which $5.2 million was allocated to MGM Studios.

Tracinda has agreed to purchase, at the Subscription Price, any Shares that are not otherwise subscribed for by the Expiration Time, subject to certain conditions. See "The Rights Offering--Principal Stockholders; Standby Agreement" and "--Conditions to the Rights Offering."

OTHER TRANSACTIONS WITH SEVEN AND ITS AFFILIATES

In 1995 the Company licensed to a subsidiary of Seven the right to distribute certain motion picture and television product in the Australian free television market. This agreement was amended on September 9, 1997. The product licensed includes certain Library pictures and theatrical motion pictures and television series, miniseries and made-for-television movies produced or distributed by the Company during the term of the agreement. The license fees for the Library product are at a rate which the Company believes is arm's-length. The term of the output portion of the agreement is 15 years. The license fees for output product television series, television movies and television mini-series are on a "most favored nations" basis with prices paid by the Seven subsidiary for comparable programming. During the period from October 11, 1996 to December 31, 1997 and for the six months ended June 30, 1998, the Company recognized revenues of $5.5 million and $2.4 million, respectively, under this agreement.

In 1994, in connection with the formation of MovieVision, a joint venture in which the Company and a subsidiary of Seven have non-controlling interests, the Company licensed to the joint venture certain of its current theatrical and television motion pictures, as well as a number of Library pictures, for distribution on Australian pay and basic cable television. The agreement expires on June 30, 2000, with all motion pictures covered by the agreement reverting to the Company within one year after that date, but both the Company and MovieVision have the right to extend the license for a further five years. The Company receives a license fee for each picture that is based on the number of MovieVision's subscribers. For 1997 and the six months ended June 30, 1998, the Company recognized revenues of $3.1 million and $1.6 million, respectively, under this license agreement. The Company believes that the terms of the agreement are no less favorable to the Company than those contained in its licenses with unaffiliated licensees. See "Business--Pay and Free Television."

Seven has agreed to reimburse the Company for losses that the Company may incur in connection with the distribution of Joey, an Australian film with respect to which the Company has acquired distribution rights from an unrelated third party.

OTHER

The Company has an exclusive producer overhead arrangement with FGM Entertainment for the services of Frank Mancuso, Jr., the son of Mr. Mancuso, which expires on July 31, 2002. FGM Entertainment, a company wholly owned by

Mr. Mancuso, Jr., receives $400,000 each year, subject to five to ten percent annual increases, for overhead expenses, as well as a development fund and a production fund to pay for the costs of developing and producing projects. FGM Entertainment must submit all projects that it wishes to produce or develop to the Company and receives a producing fee, as well as certain participations and royalties, for each picture that is produced under the arrangement. From October 11, 1996 to June 30, 1998, these fees, participations and royalties (paid to Mr. Mancuso, Jr. for movies produced by him such as Species, Fled and Hoodlum) have totalled approximately $3.5 million. The Company has the right to acquire the domestic or worldwide rights to each picture produced under the arrangement and controls all remake, sequel and television rights.

In connection with the commencement of Mr. Corrigan's employment with the Company, the Company entered into a loan agreement dated July 30, 1997 with Mr. Corrigan pursuant to which the Company made an unsecured and interest-free loan to Mr. Corrigan in the principal amount of $91,000 in order to assist
Mr. Corrigan in the purchase of a residence in the Los Angeles area.
Mr. Corrigan has repaid all amounts borrowed under this loan agreement.

In connection with the commencement of Mr. Taylor's employment with the Company and to assist Mr. Taylor with his relocation to the Los Angeles area, the Company entered into an agreement with Mr. Taylor pursuant to which the Company has agreed to purchase, if Mr. Taylor requests, Mr. Taylor's former residence for the amount of $390,000. The residence is currently listed for sale. Pursuant to the Company's relocation policies, until the sale of the residence closes, the Company is reimbursing Mr. Taylor for the mortgage payments on the residence, in the amount of $2,473 per month, and the Company is responsible for the cost of maintaining the residence. In addition, the Company has made an unsecured interest-free loan in the principal amount of $130,000 in order to assist Mr. Taylor in the purchase of a residence in the Los Angeles area.

In December 1997 the Company entered into an agreement with Taliafilm, Inc. ("Taliafilm"), a company wholly owned by the sister of Francis Ford Coppola, a director of the Company and the sole member of the Special Committee. Pursuant to the agreement, subject to certain conditions being met, the Company has the right to acquire all of Taliafilm's interest in the motion picture Never Say Never Again for $2.5 million and approximately 20 percent of the adjusted gross receipts received by the Company from the exploitation of the film. In addition, the Company will assume certain obligations of Taliafilm relating to such film.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

As of October 26, 1998 there were outstanding 65,823,952 shares of Common Stock. Upon completion of the Rights Offering and exercise in full of the Rights, the Company will have approximately 150,672,437 shares of the Common Stock outstanding. The 9,000,000 shares sold in the IPO are, and the shares sold upon the exercise of the Rights will be, freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144.

Of the total outstanding shares prior to the Rights Offering, 56,765,655 are "restricted securities" within the meaning of Rule 144 and 59,191,526 are held by affiliates. These shares, together with any Shares acquired by Tracinda or any other affiliate pursuant to the Rights Offering, may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of restricted or affiliate shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock (approximately 1,506,724 shares immediately after the Rights Offering) and the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an affiliate and who has beneficially owned restricted shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

As of October 26, 1998, the Company had granted outstanding employee stock options to purchase an aggregate of 7,456,520 shares of the Common Stock under the 1996 Incentive Plan, of which options to purchase 2,608,186 shares were held by affiliates of the Company. In May 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to the shares of Common Stock underlying options which have been or are authorized to be granted under the 1996 Incentive Plan. Upon exercise of the options, the shares issuable to non-affiliates will be freely tradable without restriction under the Securities Act and the shares issuable to affiliates of the Company will be tradable, subject to the volume limitations of Rule 144 described above. See "Management-- Incentive and Bonus Plans."

The Company also has outstanding options to purchase an aggregate of 312,502 shares of the Common Stock (exercisable at $6.41 per share), which options are held by Tracinda and Celsus. The options expire October 10, 2002. The shares issuable upon exercise of the Tracinda and Celsus options will be restricted shares and subject to the sale limitations described above.

Under the Director Plan, the Company is authorized to issue up to 100,000 shares of the Common Stock to Non-Employee Directors. See "Management--Director Compensation." As of October 26, 1998 the Company had issued an aggregate of 552 shares under the Directors Plan. In May 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to the shares of Common Stock issuable under the Director Plan. Upon issuance, such shares will be tradable, subject to the volume limitations of Rule 144 described above.

As of October 26, 1998, the Company had issued an aggregate of 57,745 shares of the Common Stock under the Savings Plan. On August 7, 1998 the Company filed a registration statement on Form S-8 with the Commission (which registration statement became effective upon filing) with respect to the shares of the Common Stock authorized to be issued pursuant to the Savings Plan.

The Company is unable to estimate the number of shares that may be sold in the future by the existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock by such stockholders could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

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

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material federal income tax consequences of the Rights Offering to the holders of the Common Stock upon the distribution of Rights (the "Issuance"), and to Holders upon the exercise and disposition of the Rights.

GENERAL

The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers or certain types of taxpayers, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and foreign taxpayers. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Shares acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

Issuance of Rights. Holders of the Common Stock will not recognize taxable income for federal income tax purposes upon distribution of the Rights.

Stockholder Basis and Holding Period of the Rights. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Common Stock with respect to which they are received or (ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise or transfer of the Rights, the stockholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Issuance.

The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were distributed.

In the case of a purchaser of Rights (a "Purchaser"), the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

Transfer of the Rights. A Holder or Purchaser who sells the Rights received in the Issuance prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and the basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of the Common Stock held by such Holder would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights by a Purchaser will be capital gain or loss if the Common Stock would be a capital asset in the hands of such Purchaser.

Lapse of the Rights. Holders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such Rights Holders.

Purchasers of the Rights will recognize a loss equal to their tax basis in the Rights, if such Rights expire unexercised. Any loss recognized on the expiration of the Rights acquired by a Purchaser will be a capital loss if the Common Stock would be a capital asset in the hands of the Purchaser.

Exercise of the Rights; Basis and Holding Period of the Common Stock. Holders will not recognize any gain or loss upon the exercise of Rights. The basis of the Shares acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Holder's basis in such Rights (if any).

The holding period for the Shares acquired through exercise of the Rights will begin on the date the Rights are exercised.

Sale of Shares. The sale of Shares will result in the recognition of gain or loss to the stockholder in an amount equal to the difference between the amount realized and the stockholder's basis in the Shares. Provided the stockholder holds the

Shares as a capital asset, gain or loss upon the sale of the Shares will be long-term or short-term capital gain or loss, depending on whether the Shares have been held for more than one year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Under the backup withholding rules of the Code, holders may be subject to backup withholding at the rate of 31 percent with respect to payments made pursuant to the Rights offering unless such Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules will be credited against such Holder's federal income tax liability. The Company may require Holders to establish exemption from backup withholding or to make arrangements satisfactory to the Company with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

               DEALER MANAGER AND FINANCIAL ADVISOR ARRANGEMENTS

The Common Stock offered pursuant to the Rights Offering is being offered by the Company directly to holders of the Common Stock. The Company has retained J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, ("Merrill Lynch") to act as the Dealer Managers in connection with the Rights Offering. The Dealer Managers will provide marketing assistance in connection with the Rights Offering and will solicit the exercise of Rights by Holders.

The Company has agreed to pay the Dealer Managers a selling commission of $0.2475 for each Share issued in connection with the Rights Offering except Shares purchased by the Tracinda Group and Shares purchased by Record Date Holders upon exercise of such Holders' Basic Subscription Privilege and Oversubscription Privilege. In addition, the Company has agreed to reimburse certain of the Dealer Managers' expenses.

The Company has agreed to indemnify the Dealer Managers with respect to certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Dealer Managers may be required to make in respect thereof.

Neither of the Dealer Managers has prepared any report or opinion constituting a recommendation or advice to the Company or its stockholders, nor has either Dealer Manager prepared an opinion as to the fairness of the Subscription Price or the terms of the Rights Offering to the Company or its current stockholders. Neither of the Dealer Managers expresses an opinion nor makes any recommendation to Holders as to the purchase by any person of any Shares. Neither of the Dealer Managers expresses an opinion as to the prices at which shares to be distributed in connection with the Rights Offering may trade if and when they are issued or at any future time.

Other than the Dealer Managers, the Company has not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Rights, and, except as described herein, no other commissions, fees or discounts will be paid in connection with the Rights Offering. Certain employees of the Company may solicit responses from Holders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.

The Dealer Managers may sell short shares of the Common Stock and cover such short sales by delivering Shares received upon exercise of Rights purchased in the market. The Shares may be resold by the Dealer Managers in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing prices, or at negotiated prices. The Dealer Managers are not obligated to purchase Rights or shares of the Common Stock in connection with their role as Dealer Managers or otherwise. The Dealer Managers may also engage in stabilizing transactions in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Such stabilizing transactions may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

J.P. Morgan Securities Inc. is acting as financial advisor in connection with the Rights Offering. In its capacity as financial advisor, J.P. Morgan Securities Inc. is advising the Company regarding the structure of the Rights Offering, including assisting the Company in determining the Subscription Price, and with respect to marketing the shares of Common Stock to be issued in the Rights Offering.

Certain affiliates of both Dealers Managers have performed in the past and may perform in the future other financial advisory and investment and commercial banking services for the Company, for which such parties have received and may in the future receive compensation. An affiliate of J.P. Morgan Securities Inc. will receive proceeds from the Rights Offering in connection with its role as agent for a syndicate of lenders and as a lender under the Amended Credit Facility.

The Special Committee has retained Hambrecht & Quist as its financial advisor in connection with the Rights Offering to advise the Special Committee regarding the terms, structure and timing of the Rights Offering.

                                 LEGAL MATTERS

The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain matters in connection with the Rights Offering will be passed upon for the Dealer Managers by O'Melveny & Myers LLP, Los Angeles, California, which represents the Company with respect to unrelated matters, and may continue to do so in the future.

                                    EXPERTS

The Audited Consolidated Financial Statements of the Company for the year ended December 31, 1997 and for the period from October 11, 1996 to December 31, 1996 and for MGM Studios for the period from January 1, 1996 to October 10, 1996 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The Consolidated Financial Statements of MGM Studios for the year ended December 31, 1995 were audited by PricewaterhouseCoopers LLP, independent accountants as stated in their report appearing herein. The consolidated financial statements of Orion for the year ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
METRO-GOLDWYN-MAYER INC.
SUCCESSOR CONSOLIDATED FINANCIAL STATEMENTS:
 Report of Independent Public Accountants.................................  F-2
 Consolidated Balance Sheets as of December 31, 1997 and 1996 and June 30,
  1998 (Unaudited)........................................................  F-3
 Consolidated Statements of Operations for the Year Ended December 31,
  1997, the Period From October 11, 1996 to December 31, 1996 and for the
  Six Months Ended June 30, 1998 and 1997 (Unaudited).....................  F-4
 Consolidated Statements of Stockholders' Equity for the Year Ended
  December 31, 1997, the Period From October 11, 1996 to December 31, 1996
  and for the Six Months Ended June 30, 1998 (Unaudited)..................  F-5
 Consolidated Statements of Cash Flows for the Year Ended December 31,
  1997, the Period From October 11, 1996 to December 31, 1996 and for the
  Six Months Ended June 30, 1998 and 1997 (Unaudited).....................  F-6
 Notes to Consolidated Financial Statements...............................  F-7

METRO-GOLDWYN-MAYER STUDIOS INC.

PREDECESSOR CONSOLIDATED FINANCIAL STATEMENTS:
 Report of Independent Public Accountants................................. F-21
 Report of Independent Accountants........................................ F-22
 Consolidated Balance Sheets as of October 10, 1996 and December 31, 1995. F-23
 Consolidated Statements of Operations for the Period Ended October 10,
  1996 and for the Year Ended December 31, 1995........................... F-24
 Consolidated Statements of Stockholder's Equity for the Period Ended
  October 10, 1996 and for the Year Ended December 31, 1995............... F-25
 Consolidated Statements of Cash Flows for the Period Ended October 10,
  1996 and for the Year Ended December 31, 1995........................... F-26
 Notes to Consolidated Financial Statements............................... F-27

ORION PICTURES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS:

 Report of Independent Public Accountants................................. F-38
 Consolidated Balance Sheet as of December 31, 1996....................... F-39
 Consolidated Statement of Operations for the Year Ended December 31,
  1996.................................................................... F-40
 Consolidated Statement of Shareholder's Equity (Capital Deficiency) for
  the Year Ended December 31, 1996........................................ F-41
 Consolidated Statement of Cash Flow for the Year Ended December 31, 1996. F-42
 Notes to Consolidated Financial Statements............................... F-43

FINANCIAL STATEMENT SCHEDULES
 Report of Independent Public Accountants................................. F-52
 Schedule I: Condensed Financial Information of the Registrant............ F-53
 Report of Independent Public Accountants................................. F-57
 Schedule II: Valuation and Qualifying Accounts and Reserves.............. F-58

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Inc.:

We have audited the accompanying consolidated balance sheets of Metro-Goldwyn-Mayer Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro-Goldwyn-Mayer Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1997 and the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996 in conformity with generally accepted accounting principles.

                                                      Arthur Andersen LLP

Los Angeles, California
February 26, 1998

                            METRO-GOLDWYN-MAYER INC.

                          CONSOLIDATED BALANCE SHEETS

                                           ---------------------------------------
                                              JUNE 30,  DECEMBER 31,  DECEMBER 31,
                                                  1998          1997          1996
In thousands, except share data            -----------  ------------  ------------
                                           (UNAUDITED)
ASSETS
Cash and cash equivalents................   $   23,512    $    3,978    $   16,381
Accounts and contracts receivable (net of
 allowance for doubtful accounts of
 $28,010, $27,603 and $11,730,
 respectively)...........................      258,825       285,283       271,106
Film and television costs, net...........    1,993,093     1,867,126     1,099,201
Investments and advances to affiliates...       15,819         9,917        16,107
Property and equipment, net..............       36,154        32,785        27,347
Excess of cost over net assets of
 acquired businesses, net................      568,274       574,795       302,741
Other assets.............................       52,139        48,770        41,785
                                            ----------    ----------    ----------
                                            $2,947,816    $2,822,654    $1,774,668
                                            ==========    ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Bank and other debt.....................   $1,158,304    $  890,508    $  444,427
 Accounts payable and accrued
  liabilities............................      100,762       147,476        90,933
 Accrued participants' share.............      211,980       216,530       173,094
 Income taxes payable....................       33,268        31,579        29,269
 Advances and deferred revenues..........      111,354       130,329       104,516
 Other liabilities.......................       25,849        27,677        29,307
                                            ----------    ----------    ----------
  Total liabilities......................    1,641,517     1,444,099       871,546
                                            ----------    ----------    ----------
Commitments and contingencies
Stockholders' equity:
 Preferred Stock, $.01 par value,
  25,000,000 shares authorized, 501,006
  shares issued and outstanding at
  December 31, 1996......................           --            --             5
 Common Stock, $.01 par value,
  125,000,000 shares authorized,
  65,797,840, 65,765,655 and 16,700,342
  shares issued and outstanding..........          658           658           167
 Additional paid-in capital..............    1,506,315     1,504,850       901,639
 Retained earnings (deficit).............     (201,585)     (127,948)          166
 Accumulated other comprehensive income..          911           995         1,145
                                            ----------    ----------    ----------
  Stockholders' equity...................    1,306,299     1,378,555       903,122
                                            ----------    ----------    ----------
                                            $2,947,816    $2,822,654    $1,774,668
                                            ==========    ==========    ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                            -----------------------------------------------------------
                                SIX MONTHS      SIX MONTHS    YEAR ENDED  OCTOBER 11 TO
                            ENDED JUNE 30,  ENDED JUNE 30,  DECEMBER 31,   DECEMBER 31,
In thousands, except share            1998            1997          1997           1996
data                        --------------  --------------  ------------  -------------
                                     (UNAUDITED)
Revenues..................      $  597,661      $  351,014    $  831,302     $  228,686
Expenses:
 Film and television
  production and
  distribution............         571,780         317,912       799,539        195,076
 General and
  administrative expenses.          50,651          35,140        87,644         18,319
 Goodwill amortization....           6,922           3,821        11,230          1,717
                              -----------     -----------    ----------     ----------
  Total expenses..........         629,353         356,873       898,413        215,112
                              -----------     -----------    ----------     ----------
Operating income (loss)...         (31,692)         (5,859)      (67,111)        13,574
Other income (expense):
 Interest expense, net of
  amounts capitalized.....         (38,428)        (20,599)      (53,105)        (9,875)
 Interest and other
  income, net.............           1,745           1,388         2,447            813
                              -----------     -----------    ----------     ----------
  Total other expense.....         (36,683)        (19,211)      (50,658)        (9,062)
                              -----------     -----------    ----------     ----------
Income (loss) from
 operations before
 provision for income
 taxes....................         (68,375)        (25,070)     (117,769)         4,512
Income tax provision......          (5,262)         (3,935)      (10,345)        (4,346)
                              -----------     -----------    ----------     ----------
Net income (loss).........         (73,637)        (29,005)     (128,114)           166
Other comprehensive income
 (loss), net of tax:
 Foreign currency
  translation adjustment..             (84)           (256)         (150)         1,145
                              -----------     -----------    ----------     ----------
Comprehensive income
 (loss)...................      $  (73,721)     $  (29,261)   $ (128,264)    $    1,311
                              ===========     ===========    ==========     ==========
Earnings (loss) per share:
 Basic....................      $    (1.12)     $    (1.73)   $    (4.47)    $     0.01
 Diluted..................      $    (1.12)     $    (1.73)   $    (4.47)    $     0.00
Weighted average number of
 common shares
 outstanding:
 Basic....................      65,781,329      16,766,426    28,634,362     16,692,217
 Diluted..................      65,781,329      16,766,426    28,634,362     37,796,672


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          -----------------------------------------------------------------------------------------
                           PREFERRED STOCK         COMMON STOCK
                          -------------------  ----------------      ADD'L   RETAINED   ACCUM. OTHER          TOTAL
                             NO. OF      PAR       NO. OF   PAR    PAID-IN   EARNINGS  COMPREHENSIVE  STOCKHOLDERS'
In thousands, except         SHARES    VALUE       SHARES VALUE    CAPITAL  (DEFICIT)         INCOME         EQUITY
share data                ----------  -------  ---------- ----- ----------  ---------  -------------  -------------
BEGINNING BALANCE.......          --   $  --          --  $ -- $       --  $      --         $   --     $       --
Issuance of preferred
 and common stock.......     501,006       5   16,700,342   167    901,639         --             --        901,811
Foreign currency
 translation adjustment.          --      --           --    --         --         --          1,145          1,145
Net income..............          --      --           --    --         --        166             --            166
                          ----------   -----   ----------  ---- ----------  ---------   ------------    ----------
BALANCE DECEMBER 31,
 1996...................     501,006       5   16,700,342   167    901,639        166          1,145        903,122
Issuance of preferred
 and common stock.......       1,914      --   28,110,145   281    603,416         --             --        603,697
Conversion of preferred
 stock into common
 stock..................    (502,920)     (5)  20,955,168   210       (205)        --             --             --
Foreign currency
 translation adjustment.          --      --           --    --         --         --           (150)          (150)
Net loss................          --      --           --    --         --   (128,114)            --       (128,114)
                          ----------   -----   ----------  ---- ----------  ---------   ------------    ----------
BALANCE DECEMBER 31,
 1997...................          --      --   65,765,655   658  1,504,850   (127,948)           995      1,378,555
Issuance of common
 stock..................          --      --       32,185    --        695         --             --            695
Amortization of deferred
 stock compensation.....          --      --           --    --        770         --             --            770
Foreign currency
 translation adjustment.          --      --           --    --         --         --            (84)           (84)
Net loss................          --      --           --    --         --    (73,637)            --        (73,637)
                          ----------   -----   ----------  ---- ----------  ---------   ------------    ----------
BALANCE JUNE 30, 1998
 (UNAUDITED)............          --   $  --  65,797,840  $658 $1,506,315  $(201,585)        $  911     $1,306,299
                          ==========   =====   ==========  ==== ==========  =========   ============    ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             ---------------------------------------------------
                             SIX MONTHS   SIX MONTHS   YEAR ENDED  OCTOBER 11 TO
                             ENDED JUNE   ENDED JUNE DECEMBER 31,   DECEMBER 31,
                               30, 1998     30, 1997         1997           1996
                             ---------   ----------- ------------  -------------
In thousands                      (UNAUDITED)
Operating activities:
 Net income (loss).........  $ (73,637)   $ (29,005)  $ (128,114)   $      166
 Adjustments to reconcile
  net income from
  operations to net cash
  provided by operating
  activities:
  Amortization of film and
   television costs and
   participants' share.....    393,774      155,938      429,003        83,508
  Depreciation and
   amortization of property
   and equipment...........      3,922        3,236        6,783         1,418
  Amortization of goodwill
   and deferred financing
   costs...................      9,183        6,316       16,323         2,761
  Amortization of deferred
   compensation............        770           --           --            --
  Reduction in goodwill due
   to realization of tax
   benefits................         --           --           --         1,206
  Increase in bad debt and
   other reserves..........        332           --        6,382            --
  Losses (gains) on equity
   investments, net........      5,991       13,838       17,620        (2,592)
  Shares contributed to
   employee savings plan...        695           --           --            --
  Decrease in accounts and
   contracts receivable and
   other assets............     20,447      122,268       35,054        12,895
  Decrease in accounts
   payable, accrued and
   other liabilities,
   accrued participants'
   share and domestic and
   foreign taxes...........    (95,328)     (92,631)     (99,455)      (31,542)
  Decrease in advances and
   deferred revenues.......    (18,975)     (20,968)     (40,468)       (6,258)
  Foreign currency exchange
   (gain) loss.............         39        1,064        2,190          (234)
                             ---------   ---------   -----------    ----------
   Net cash provided by
    operating activities...    247,213      160,056      245,318        61,328
                             ---------   ---------   -----------    ----------
Investing activities:
 Acquisition of Metro-
  Goldwyn-Mayer Studios
  Inc......................         --           --           --    (1,331,430)
 Acquisition of Orion
  Pictures Corporation, net
  of cash acquired.........         --           --     (561,617)           --
 Additions to film costs,
  net......................   (477,558)    (269,722)    (703,222)      (55,814)
 Additions to property and
  equipment................     (7,119)      (5,294)      (9,555)       (2,079)
 Other investing
  activities...............    (10,672)      (5,588)     (11,280)       (1,538)
                             ---------   ---------   -----------    ----------
   Net cash used in
    investing activities...   (495,349)    (280,604)  (1,285,674)   (1,390,861)
                             ---------   ---------   -----------    ----------
Financing activities:
 Proceeds from issuance of
  initial public offering..         --           --      165,000            --
 Proceeds from issuance of
  preferred and common
  stock to related parties.         --        2,847      438,697       901,811
 Proceeds from debt
  issuance.................         --           --      200,000       475,000
 Additions to borrowed
  funds....................    304,583      147,425      452,600         4,036
 Repayments of borrowed
  funds....................    (36,789)     (25,594)    (217,473)      (35,453)
 Financing costs and other.         --           --      (10,040)           --
                             ---------   ---------   -----------    ----------
   Net cash provided by
    financing activities...    267,794      124,678    1,028,784     1,345,394
                             ---------   ---------   -----------    ----------
Net change in cash and cash
 equivalents from
 operating, investing and
 financing activities......     19,658        4,130     (11,572)        15,861
Net increase (decrease) in
 cash due to foreign
 currency fluctuations.....       (124)        (256)        (831)          520
                             ---------   ---------   -----------    ----------
Net change in cash and cash
 equivalents...............     19,534        3,874      (12,403)       16,381
Cash and cash equivalents
 at beginning of period....      3,978       16,381       16,381            --
                             ---------   ---------   -----------    ----------
Cash and cash equivalents
 at end of the period......  $  23,512    $  20,255   $    3,978    $   16,381
                             =========   =========   ===========    ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997
         (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1998 AND 1997 ARE UNAUDITED)

NOTE 1--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) ("MGM"), Metro-Goldwyn-Mayer Studios Inc. and its majority owned subsidiaries ("MGM Studios") and Orion Pictures Corporation and its majority owned subsidiaries ("Orion") (collectively, the "Company"). MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios. The acquisition of MGM Studios by MGM was completed on October 10, 1996 (see Notes 2 and 7), at which time MGM commenced principal operations. The acquisition of Orion was completed on July 10, 1997 (see Notes 2 and 7). Prior to its acquisition by MGM, MGM Studios was wholly owned by MGM Group Holdings Corporation, an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. and is controlled by the French State.

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented an unclassified consolidated balance sheet.

Unaudited Information as of June 30, 1998 and 1997. The accompanying consolidated financial statements as of June 30, 1998 and 1997 reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the financial statements for such interim periods. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

Business. The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company also distributes films produced or financed, in whole or in part, by third parties.

Motion picture and television production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such motion pictures and television programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The theatrical success of a motion picture is a very important factor in generating revenues from such motion picture in other media.

The success of the Company's television programming also may be impacted by prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some or all of the Company's motion picture and television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

Principles of Consolidation. The consolidated financial statements include the accounts of MGM, MGM Studios, Orion and all of their majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method (see Note 4). All significant intercompany balances have been eliminated.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. Included in other assets at June 30, 1998, December 31, 1997 and 1996 is approximately $11,601,000, $4,905,000 and $11,357,000, respectively, of cash restricted by various escrow agreements. The carrying value of the Company's cash equivalents approximated cost at each balance sheet date.

Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with

                            METRO-GOLDWYN-MAYER INC.

related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

Accounting for Film and Television Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources. The cost allocated to films revalued in purchase accounting is being amortized over their estimated economic lives not to exceed 20 years.

Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

Property and Equipment. Except for purchase accounting adjustments, property and equipment are stated at cost. Property and equipment acquired as part of the acquisitions of MGM Studios and Orion are stated at estimated fair market value. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from three to five years. Leasehold improvements are amortized under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill. The excess cost of acquisition over the fair market values of identifiable net assets acquired (goodwill) is amortized over an estimated useful life of 40 years using the straight-line method. The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. For the period from October 11, 1996 to December 31, 1996, goodwill was reduced by $1,206,000 due to the utilization of certain tax assets not benefitted at the acquisition date. During the year ended December 31, 1997, the Company reduced goodwill and accrued tax reserves by $11,075,000 due to the favorable resolution of certain pre-acquisition contingencies. Accumulated amortization of goodwill was $19,869,000, $12,947,000 and $1,717,000 as of June 30, 1998 and December 31, 1997 and 1996,
respectively.

Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the accumulated other comprehensive income balance in stockholders' equity. Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

                            METRO-GOLDWYN-MAYER INC.

Financial Instruments. The carrying values of short-term trade receivables and payables approximate their estimated fair values because of the short maturity of these instruments. The carrying values of receivables with maturities greater than one year have been discounted at LIBOR plus 2.50 percent (approximately 8.03 percent, 8.31 percent and 8.38 percent at June 30, 1998, December 31, 1997 and 1996, respectively), which approximates the Company's current effective borrowing rates.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks. The Company enters into interest rate swaps to lower funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities. Interest rate swaps allow the Company to raise long-term borrowings at floating rates and effectively swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

Accounts and Contracts Receivable. At December 31, 1997, accounts and contracts receivable aggregated $312,886,000 (before allowance for doubtful accounts), of which approximately $259,544,000 is due within one year. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company performs credit evaluations of its customers and in some instances requires collateral. At December 31, 1997, there were no significant customers accounting for greater than 10 percent of the Company's accounts and contracts receivable. At December 31, 1996, approximately 27 percent of the Company's accounts and contracts receivable arose from an exclusive home video servicing agreement with Warner Home Video.

Earnings Per Share. The Company has adopted SFAS No. 128, "Earnings Per Share" ("EPS"), effective for the year ending December 31, 1997 and has restated its earnings per share disclosures for prior periods to comply with SFAS No. 128. Under SFAS No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. When dilutive, stock options are included as share equivalents in computing diluted earnings per share using the treasury stock method. The per share computations for all periods presented reflect the 41.667 stock split (see Note 7). Basic EPS for the period from October 11, 1996 to December 31, 1996 increased by $.01 per share, and for the six months ended June 30, 1997 decreased by $.96 per share due to the adoption of SFAS No. 128. Included in the computation of weighted average shares for diluted EPS for the period from October 11, 1996 to December 31, 1996 are 21,104,455 shares of dilutive securities. Dilutive securities of 439,264 and 21,104,455 shares for the six months ended June 30, 1998 and 1997 are not included in the calculation of diluted EPS because they are antidilutive.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

New Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure about Segments of An Enterprise and Related Information", which is effective for the Company's fiscal year ending December 31, 1998. This statement changes the requirements under which publicly held companies report disaggregated information.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which is effective for the Company's fiscal year ending December 31, 1998. This statement revises employers' disclosures about pension and other postretirement benefit plans.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for all quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting

                            METRO-GOLDWYN-MAYER INC.

standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

The Company will adopt these statements on their respective effective dates. The effect of these new accounting pronouncements has not yet been determined by Management.

NOTE 2--ACQUISITIONS

On October 10, 1996, MGM completed the acquisition of all the common stock of MGM Studios (the "Acquisition") for a purchase price of $1,300,000,000 in cash, plus payment of acquisition related costs of approximately $31,430,000. In connection with an investment agreement (the "Investment Agreement") between Mr. Frank Mancuso and an investor group comprised of Tracinda Corporation ("Tracinda") and Seven Network Limited ("Seven") (collectively, the "Investors") and MGM, Tracinda acquired $200,000,000 of the common stock of MGM (the "Common Stock") and $450,000,000 of the Series A Cumulative Convertible Preferred Stock of MGM (the "Preferred Stock"), and Seven acquired $200,000,000 of the Common Stock and $50,000,000 of the Preferred Stock, concurrent with the closing of the Acquisition. Also, in connection with the Acquisition, Tracinda and Celsus Financial Corp., an entity wholly-owned by Michael R. Gleason (a former director of the Company), were each granted an option by the Company to purchase 156,251 shares of the Common Stock at an exercise price of $6.41 per share (the options expire on October 10, 2002) and reimbursed an agreed-upon amount of $4,750,000 each for costs related to the Acquisition.

On July 10, 1997, the Company acquired all the outstanding common stock of Orion, for an aggregate purchase price of $573,000,000 (the "Orion Acquisition"). The Company financed the Orion Acquisition through (i) the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate net proceeds of $360,000,000, (ii) borrowings by Orion under a new $250,000,000 Orion credit facility, which was subsequently refinanced (see Note 6), and (iii) assumption of certain liabilities.

The Orion Acquisition has been accounted for as a purchase. Orion's assets and liabilities have been recorded in the Company's financial statements at their estimated fair values at the acquisition date allocated as follows (in thousands):

Accounts and contracts receivable.................................... $  51,015
Film and television costs............................................   396,437
Other assets.........................................................    14,953
Excess of cost over net assets of acquired businesses................   294,355
Liabilities assumed, including reserve for severance of $36,000......  (190,795)
Cash on hand.........................................................    (4,348)
                                                                      ---------
Cash purchase price.................................................. $ 561,617
                                                                      =========

The results of operations of MGM Studios have been included in the consolidated financial statements from October 11, 1996, date of commencement of principal operations. The results of operations of Orion have been included in the consolidated financial statements from July 10, 1997, date of acquisition. The Company has made severance and other payments associated with the Orion Acquisition aggregating $35,095,000 from the date of acquisition to June 30, 1998. The pro forma results of operations for the years ended December 31, 1997, 1996 and the six months ended June 30, 1997 as if the Acquisition, the Orion Acquisition, the 41.667 stock split and the conversion of the Preferred Stock had occurred at the beginning of each period are as follows (in thousands, except share data):

                                                   ----------------------------

                                           SIX MONTHS    YEAR ENDED    YEAR ENDED
                                           ENDED JUNE  DECEMBER 31,  DECEMBER 31,
                                             30, 1997          1997          1996
                                          -----------  ------------  ------------
                                          (UNAUDITED)
Revenues.................................   $413,131      $ 893,419   $1,315,128
Operating loss...........................  $ (23,567)     $ (84,819)  $ (598,742)
Net loss.................................  $ (62,911)     $(158,364)  $ (669,251)
Pro forma loss per share.................   $  (1.20)      $  (2.91)   $  (12.73)
Pro forma weighted average shares........ 52,643,546     54,458,427   52,567,754

                            METRO-GOLDWYN-MAYER INC.

NOTE 3--FILM AND TELEVISION COSTS

Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                   -----------------------------
                                           JUNE 30,  DECEMBER 31,  DECEMBER 31,
                                               1998          1997          1996
                                        -----------  ------------  ------------
                                        (UNAUDITED)
Theatrical productions:
Released............................... $ 1,934,564   $ 1,688,378    $  962,108
Less: Accumulated amortization.........    (526,168)     (269,932)      (49,892)
                                         -----------  -----------   -----------
Released, net..........................   1,408,396     1,418,446       912,216
Completed not released.................      16,940         7,662           --
In process and development.............     287,322       174,386        59,077
                                        -----------   -----------   -----------
  Subtotal: theatrical productions.....   1,712,658     1,600,494       971,293
                                        -----------  -----------   -----------
Television programming.................     454,965       361,514       140,888
Less: Accumulated amortization.........    (174,530)      (94,882)      (12,980)
                                        -----------   -----------   -----------
  Subtotal: television programming.....     280,435       266,632       127,908
                                        -----------  -----------   -----------
                                        $ 1,993,093   $ 1,867,126   $ 1,099,201
                                        ===========   ===========   ===========

Interest costs capitalized to theatrical productions were $7,317,000 and $4,241,000 for the six months ended June 30, 1998 and 1997, respectively, and $15,242,000 and $524,000 during the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively.

Based on the Company's estimates of projected gross revenues as of December 31, 1997, approximately 61% of unamortized film costs applicable to released theatrical films and released television programs will be amortized during the six years ending December 31, 2003.

NOTE 4--INVESTMENTS

Distribution in foreign theatrical and certain pay television markets is performed by United International Pictures B.V. ("UIP"), in which the Company has a one-third interest. The Company's investment in UIP, which is included in investments and advances to affiliates, is stated at cost plus equity in undistributed earnings. The Company includes in its financial statements the revenues and related costs associated with its films distributed by UIP. The distribution fees paid to UIP by the Company are included in film and television production and distribution expense. Due to timing differences there are no taxable earnings and, therefore, there is no tax provision on undistributed earnings. The Company's carrying value of its investment in UIP at June 30, 1998, December 31, 1997 and 1996 was $4,613,000, $6,623,000 and
$12,490,000, respectively.

In May 1996, the Company entered into a joint venture agreement with Encore International, Inc., an indirect subsidiary of Tele-Communications, Inc., to develop MGM Gold Networks (Asia) ("MGM Gold Asia"), a satellite and cable delivery channel based in Asia. The partners in MGM Gold Asia subsequently terminated the operations of the venture in April 1998. In May 1998, the Company invested in a new television channel joint venture based in Latin America, MGM Networks Latin America ("MGM Latin America"), in which the Company obtained a 50 percent equity interest. The Company's share of MGM Gold Asia's and MGM Latin America's start-up losses in the six months ended June 30, 1998 and the year ended December 31, 1997 were $5,769,000 and $11,754,000, respectively.

NOTE 5--PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

                                                    ---------------------------

                                          JUNE 30,  DECEMBER 31,  DECEMBER 31,
                                              1998          1997          1996
                                       -----------  ------------  ------------
                                       (UNAUDITED)
Leasehold improvements................    $ 17,210      $ 14,845      $ 13,691
Furniture, fixtures and equipment.....      30,905        26,141        15,074
                                          --------   ----------    ----------
                                            48,115        40,986        28,765
Less accumulated depreciation and
 amortization.........................     (11,961)       (8,201)       (1,418)
                                          --------   ----------    ----------
                                          $ 36,154      $ 32,785      $ 27,347
                                          ========   ==========    ==========

                            METRO-GOLDWYN-MAYER INC.

NOTE 6--BANK AND OTHER DEBT

  Bank and other debt is summarized as follows (in thousands):

                                                   ----------------------------

                                             JUNE 30, DECEMBER 31, DECEMBER 31,
                                                 1998         1997         1996
                                          ----------- ------------ ------------
                                          (UNAUDITED)
Revolving Facility....................... $  445,000      $175,000     $ 94,000
Term Loans...............................    700,000       700,000      349,750
Capitalized lease obligations and other
 borrowings..............................     13,304        15,508          677
                                          ----------   ----------   ----------
                                          $1,158,304      $890,508     $444,427
                                          ==========   ==========   ==========

On October 15, 1997, the Company entered into an amended and restated credit facility with a syndicate of banks aggregating $1.3 billion (the "Amended Credit Facility") consisting of a six year $600 million revolving credit facility (the "Revolving Facility"), a $400 million seven and one-half year term loan ("Tranche A Loan") and a $300 million eight and one-half year term loan ("Tranche B Loan") (collectively, the "Term Loans"). The Amended Credit Facility contains provisions allowing, with the consent of the requisite lenders and subject to syndication thereof, for an additional $200 million tranche, raising the potential amount of Amended Credit Facility to $1.5 billion. The Revolving Facility and the Tranche A Loan bear interest at 2.25 percent over the Adjusted LIBOR rate, as defined (7.97 percent at June 30, 1998 and 8.06 percent at December 31, 1997). The Tranche B Loan bears interest at
2.50 percent over the Adjusted LIBOR rate (8.22 percent at June 30, 1998 and 8.31 percent at December 31, 1997). Scheduled amortization of the Term Loans under the Amended Credit Facility commences with $33 million in 2001, $73 million in 2002, $103 million in 2003, $103 million in 2004 and $103 million in 2005, with the remaining balance due at maturity. The Revolving Facility matures in October 2003, subject to extension under certain conditions.

The Company has entered into three year fixed interest rate swap contracts in relation to a portion of the Term Loans for a notional value of $500,000,000 at an average rate of 8.6 percent, which expire in November 2000. At December 31, 1997, the Company would have to pay approximately $2,151,000 to terminate such swap contracts.

The Company's borrowings under the Amended Credit Facility are secured by substantially all the assets of the Company. The Amended Credit Facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios. The Amended Credit Facility was amended, effective March 30, 1998 and September 9, 1998, to modify such financial ratio covenants.

Lease and other borrowings. Capitalized lease and other borrowings relate principally to contractual liabilities and computer equipment financing at interest rates of approximately 10%.

Maturity schedule. Credit facilities, lease and other borrowings at December 31, 1997 are scheduled to mature as follows (in thousands):

1998.................................................................. $  9,352
1999..................................................................    1,618
2000..................................................................    1,386
2001..................................................................   32,977
2002..................................................................   73,739
Thereafter............................................................  771,436
                                                                       --------
                                                                       $890,508
                                                                       ========

NOTE 7--STOCKHOLDERS' EQUITY

Recapitalization. On November 18, 1997, the Company effected a recapitalization pursuant to which the Company, immediately prior to the closing of the IPO and the Tracinda Purchase (as such terms are defined below) (i) converted each share of its Preferred Stock into one share of Common Stock, (ii) effected a
41.667 for 1 stock split and (iii) increased the number of authorized shares of the Common Stock from 50,000,000 to 125,000,000. Share and per share information have been retroactively restated for all periods presented to reflect this recapitalization.

                            METRO-GOLDWYN-MAYER INC.

Orion Acquisition. The Company financed a portion of the Orion Acquisition through the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate net proceeds of $360,000,000 (see Note 2).

Initial Public Offering and Tracinda Purchase. On November 18, 1997, the Company issued and sold 9,000,000 new shares of the Common Stock at a price per share of $20, less an underwriting discount and IPO expenses, for net proceeds of $165,000,000, in an initial public offering (the "IPO"). Concurrent with the consummation of the IPO, Tracinda purchased directly from the Company 3,978,780 shares of the Common Stock, at a price per share of $20 less an amount equal to the underwriting discount per share for shares issued in the Offering, for net proceeds of $75,000,000 (the "Tracinda Purchase"). Subsequently, $190,000,000 of the net proceeds of the IPO and the Tracinda Purchase were used to repay existing bank debt and the remaining net proceeds were retained and used for working capital purposes.

1996 Incentive Plan. The Company has an Amended and Restated 1996 Stock Incentive Plan (the "1996 Incentive Plan"). Awards under the 1996 Incentive Plan are generally not restricted to any specific form or structure and may include, without limitation, qualified or non-qualified stock options, incentive stock options, restricted stock awards and stock appreciation rights (collectively, "Awards"). Outstanding stock options under the 1996 Incentive Plan generally vest over a period of five years and are not exercisable until vested. Awards may be conditioned on continued employment, have various vesting schedules and accelerated vesting and exercisability provisions in the event of, among other things, a change in control of the Company.

Stock option transactions as of June 30, 1998, December 31, 1997 and 1996 under the 1996 Incentive Plan were as follows:

Balance as of October 11, 1996......................................        --
Granted at $24.00 per share......................................... 1,745,680
                                                                     ---------
Balance as of December 31, 1996..................................... 1,745,680
Granted at a weighted average price of $22.33 per share............. 5,948,672
Forfeited at $20.00 per share.......................................   (10,400)
                                                                     ---------
Balance as of December 31, 1997 at a weighted average price of
 $22.71 per share................................................... 7,683,952
Granted at $22.00 per share.........................................    13,000
Forfeited at $20.00 per share.......................................  (162,700)
                                                                     ---------
Balance as of June 30, 1998 at a weighted average price of $22.77 per share.......................................................... 7,534,252
                                                                     =========
Number of shares authorized for grant............................... 8,125,065
                                                                     =========
Number of options exercisable at $24.00 per share................... 5,205,702
                                                                     =========
Number of options exercisable at $22.00 per share...................    13,000
                                                                     =========
Number of options exercisable at $20.00 per share................... 2,315,550
                                                                     =========
Weighted average remaining contractual life
 As of December 31, 1997............................................ 9.2 years
                                                                     =========
 As of June 30, 1998................................................ 8.7 years
                                                                     =========

Of the outstanding employee options, as of June 30, 1998 and December 31, 1997 there are 1,937,483 and 608,751 options vested, and as of June 30, 1998 there were 1,058,326 of these options exercisable (or will vest or become exercisable within 60 days). None of the options were exercisable at December 31, 1997.

Senior Management Bonus Plan. The Company has a Senior Management Bonus Plan ("the Senior Management Bonus Plan") under which 2,420,685 bonus interests ("Bonus Interests") have been granted to key employees. No additional bonus interests may be issued under the Bonus Plan. Subject to certain vesting and other requirements, each Bonus Interest entitles the holder to receive a cash payment if (a) the sum of the average closing price of Common Stock during the 20 trading days and, in certain circumstances, per share distributions on the Common Stock (together, the "Price")

                            METRO-GOLDWYN-MAYER INC.

preceding a Determination Date, as defined, is greater than (b) $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment will be equal to (i) the vested portion of the Bonus Interest at the Determination Date multiplied by (ii) the amount by which the Price at the Determination Date is less than $48.00 (i.e., maximum of $24.00 per Bonus Interest). Bonus Interests generally vest 20% at October 1, 1997 and 1.67% each month thereafter. Compensation expense of $9,750,000 and $2,921,000 relating to this plan was charged to income for the year ended December 31, 1997 and for the period from October 11, 1996 to December 31, 1996, respectively.

The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income (loss) would have been reduced to the following pro forma amounts:

                               -------------------------------------------------
                               SIX MONTHS SIX MONTHS   YEAR ENDED OCTOBER 11, TO
                               ENDED JUNE ENDED JUNE DECEMBER 31,   DECEMBER 31,
                                 30, 1998   30, 1997         1997           1996
                               ---------- ---------- ------------ --------------
                                    (UNAUDITED)
Net income (loss):
 As reported..................  $(73,637)  $(29,005)  $(128,114)      $ 166
 Pro forma....................  $(78,364)  $(29,955)  $(136,187)      $ (15)
 Pro forma loss per share.....  $  (1.19)  $  (1.79)  $   (4.76)      $(.00)

The fair value of each option grant was estimated using the Black-Scholes model based on the following assumptions: the weighted average fair value of Options granted in the six months ended June 30, 1998 and 1997, the year ended
December 31, 1997 and the period from October 11 to December 31, 1996 was $8.74, $6.55, $5.41 and $6.94, respectively. The dividend yield and expected volatility was 0 percent in all periods, except for options granted in the six months ended June 30, 1998 which volatility was 33.72 percent. Also, the calculation uses a weighted average expected life of 5.0 years in the six months ended June 30, 1998, 1997 and the year ended December 31, 1997, and 5.5 years in the period from October 11, 1996 to December 31, 1996. The calculation assumes a weighted average assumed risk-free interest rate of 5.63 percent,
6.38 percent, 5.9 percent and 6.2 percent for the six months ended June 30, 1998 and 1997, the year ended December 31, 1997 and the period from October 11 to December 31, 1996, respectively.

NOTE 8--INCOME TAXES

The Company's domestic and foreign tax liability balances consist of the following (in thousands):

                                                       -------------------------
                                                       DECEMBER 31, DECEMBER 31,
                                                               1997         1996
                                                       ------------ ------------
Current...............................................      $30,879      $29,269
Deferred..............................................          700           --
                                                        ----------   ----------
                                                            $31,579      $29,269
                                                        ==========   ==========

                            METRO-GOLDWYN-MAYER INC.

For income tax purposes, the historical tax basis of the assets and liabilities of MGM Studios has been retained following MGM Studio's acquisition by MGM. The income tax effects of temporary differences between book value and tax basis of assets and liabilities are as follows (in thousands):

                                                     --------------------------
                                                     DECEMBER 31,  DECEMBER 31,
                                                             1997          1996
                                                     ------------  ------------
Deferred tax assets:
 Film and television costs                             $  21,143     $   6,594
 Film revenue.......................................          --         4,444
 Participations and residuals payable...............      10,886        15,574
 Reserves and investments...........................      52,375        50,521
 Net miscellaneous tax assets.......................      34,780        25,368
 Operating loss carryforwards.......................      74,069         4,564
                                                      ----------    ----------
  Subtotal gross tax assets.........................     193,253       107,065
 Valuation allowance................................    (173,867)     (107,065)
                                                      ----------    ----------
  Total tax assets..................................      19,386            --
                                                      ----------    ----------
Deferred tax liabilities:
 Film revenue.......................................     (18,709)           --
 Goodwill...........................................      (1,377)           --
                                                      ----------    ----------
  Total deferred tax liabilities....................     (20,086)           --
                                                      ----------    ----------
Net deferred tax asset(liability)...................    $    (700)     $     --
                                                      ==========    ==========

As of December 31, 1997, the Company and its subsidiaries for U.S. federal income tax purposes had net operating loss carryforwards of $30,323,000 and $159,598,000, which expire in 2011 and 2012, respectively. Presently, there are no limitations on the use of these carryforwards.

At December 31, 1997, management has determined that $173,867,000 of deferred tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation allowance has been recorded by the Company for this amount.

Details of the provision for income taxes are as follows (in thousands):

                                                      --------------------------
                                                        YEAR ENDED OCTOBER 11 TO
                                                      DECEMBER 31,  DECEMBER 31,
                                                              1997          1996
                                                      ------------ -------------
Current taxes:
 Foreign taxes.......................................   $  9,645       $ 3,140
Deferred taxes:
 Federal and state taxes(benefit)....................    (66,102)        6,055
 Adjustment for change in valuation allowance........     66,802        (4,849)
                                                        ---------    ----------
  Total tax provision................................   $ 10,345       $ 4,346
                                                        =========    ==========

                            METRO-GOLDWYN-MAYER INC.

The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                                  ----------------------------
                                                    YEAR ENDED   OCTOBER 11 TO
                                                  DECEMBER 31,    DECEMBER 31,
                                                          1997            1996
                                                  ------------   -------------
Assumed federal tax rate on pre-tax book
 income(loss)....................................          (35)%            35%
Goodwill and other permanent differences.........            3 %            14%
Foreign taxes, net of available federal tax
 benefit.........................................            8 %            45%
Loss carryforward not benefitted.................           32 %            --
                                                    ---------      ----------
Effective tax rate...............................            8 %            94%
                                                    =========      ==========

The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB No. 23, "Accounting For Income Taxes-Special Areas," tax expense has accordingly been provided for these unremitted earnings.

NOTE 9--RETIREMENT PLANS

The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined.

The following table summarizes the funded status of the Basic Plan (in thousands):

                                                    --------------------------
                                                    DECEMBER 31,  DECEMBER 31,
                                                            1997          1996
                                                    ------------  ------------
Actuarial present value of benefit obligations
 (including vested benefits of $7,735 and $7,427)..      $ 8,834       $ 8,469
                                                     ==========    ==========
Projected benefit obligations......................      $10,500       $ 9,913
Plan assets at fair value (primarily debt
 securities).......................................        8,741         8,403
                                                     ----------    ----------
Projected benefit obligations in excess of plan
 assets............................................       (1,759)       (1,510)
Unrecognized net asset as of beginning of year.....         (160)         (180)
Unrecognized net loss..............................          860           505
Unrecognized prior service cost....................         (163)         (177)
                                                     ----------    ----------
Accrued pension liability..........................      $(1,222)      $(1,362)
                                                     ==========    ==========
Key assumptions used in the actuarial computations
 were as follows:
Discount rate......................................         7.50%         7.50%
                                                     ==========    ==========
Long-term rate of return on assets.................         7.25%         7.25%
                                                     ==========    ==========
Rate of increase in future compensation levels.....         5.00%         5.00%
                                                     ==========    ==========

The unrecognized net asset is being amortized over the estimated remaining service life of 19.4 years. Domestic pension benefits and expense were determined under the entry age actuarial cost method.

                            METRO-GOLDWYN-MAYER INC.

Pension costs includes the following components (in thousands):

                                                    ---------------------------
                                                      YEAR ENDED  OCTOBER 11 TO
                                                    DECEMBER 31,   DECEMBER 31,
                                                            1997           1996
                                                    ------------  -------------
Service cost.......................................       $1,213          $ 244
Interest cost on projected benefit obligation......          841            163
Actual(return) loss on plan assets.................         (636)           224
Net amortization and deferral......................          (34)          (330)
                                                    ------------   ------------
Net periodic pension cost..........................       $1,384          $ 301
                                                    ============   ============

A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $12,366,000 and $2,824,000 for such plans in year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

The Company also provides each of its employees, including its officers, who have completed one year of service with the Company the opportunity to participate in the MGM Savings Plan (the "Savings Plan"). The Company contributed approximately $1,172,000 and $219,000 to the Savings Plan in the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996.

NOTE 10--RELATED PARTY TRANSACTIONS

In 1980 a predecessor-in-interest to MGM Studios granted to a predecessor-in-interest to MGM Grand, Inc. an exclusive open-ended royalty-free license to use certain trademarks, tradenames and logos in MGM Grand Inc.'s hotel/gaming business and other businesses that are not entertainment-related. Tracinda owns a majority of the outstanding common stock of MGM Grand, Inc., the parent of MGM Grand Hotel, Inc. ("Grand Hotel").

The Company has granted to Grand Hotel, or certain of its affiliates, limited short-term, nonexclusive licenses to (i) key art and still photographs of artwork from certain theatrical of the Company for use in an "in room" only publication at the Grand Hotel and one minute film clips of such releases in a clip reel program for the benefit of a charitable foundation and to promote the sale of the Company's videocassettes containing such releases at the Grand Hotel. The Company did not receive any monetary compensation for these licenses.

The Company sells to Grand Hotel, and certain of its affiliates, on a wholesale basis videocassettes and merchandise such as baseball caps, clothing, keychains and watches bearing the Company's trademarks and logos for resale to consumers in retail shops located within Grand Hotel's hotels. Grand Hotel currently is the Company's largest wholesale customer of the Company's merchandise and, consequently, receives customary volume discounts from the Company. During the six months ended June 30, 1998 and 1997, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, the Company recognized revenues of $24,000, $90,000, $257,000 and $70,000, respectively, for such videocassettes and merchandise.

In 1997 MGM Studios and Grand Hotel entered into a site location agreement with respect to production of a pilot episode of a television series being developed by MGM Studios. Grand Hotel was not compensated for the use of the site, but was compensated, on customary terms, for goods and services provided by Grand Hotel in the amount of $462,000 in the year ended December 31, 1997.

From time to time, the Company charters airplanes from Tracinda for use in the Company's business. The Company believes that the terms of the charter arrangements are no less favorable to the Company than those that could be obtained from unrelated third parties. During the six months ended June 30, 1998, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, the aggregate of the payments made to Tracinda for such charters was approximately $2,000, $308,000 and $10,000, respectively.

                            METRO-GOLDWYN-MAYER INC.

The Company has entered into various television license agreements with a subsidiary of Seven providing for broadcast of the Company's films and television programs in Australia. During the six months ended June 30, 1998 and 1997, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, the Company recognized revenues of $2,353,000, $2,395,000, $4,454,000 and $1,055,000, respectively, under these agreements. Management believes that the terms of these agreements are consistent with the terms of comparable television license arrangements with third parties.

In 1994, in connection with the formation of MovieVision, a joint venture in which the Company and a subsidiary of Seven have non-controlling interests, the Company licensed to the joint venture certain of its current theatrical and television motion pictures for distribution on Australian pay and basic cable television. The agreement expires on June 30, 2000, with all motion pictures covered by the agreement reverting to the Company within one year after that date, but both the Company and MovieVision have the right to extend the license for a further five years. The Company receives a license fee for each picture that is based on the number of MovieVision's subscribers. The Company recognized revenues of $1,577,000, $965,000, $3,056,000 and $292,000, during the six months ended June 30, 1998 and 1997, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively. The Company believes that the terms of the agreement are no less favorable to the Company than those contained in its licenses with unaffiliated licensees.

Seven has agreed to reimburse the Company for losses that the Company may incur in connection with the distribution of an Australian film with respect to which the Company has acquired distribution rights from an unrelated third party.

The Company has entered into various agreements to develop and produce certain films and television programs with Mr. Frank Mancuso, Jr., the son of the Company's Chairman of the Board and Chief Executive Officer. Pursuant to these agreements, the Company paid Mr. Mancuso, Jr. approximately $1,499,000, $351,000, $1,916,000 and $39,000 during the six months ended June 30, 1998 and 1997, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively. The agreements provide for additional producer fees and potential profit participations to be paid in the future at terms consistent with comparable development and production agreements with third parties.

On January 14, 1997, MGM Studios and Tracinda entered into an agreement to share the proceeds from certain insurance claims relating to litigation which arose prior to 1991. The potential insurance proceeds of up to approximately $15,000,000 will be paid 65% to MGM Studios and 35% to Tracinda based on the relative value of each company's respective claims, as determined by the parties. The Company received $8,031,000 in insurance proceeds under such policies during the year ended December 31, 1997, of which $2,811,000 was paid to Tracinda.

In December 1997, the Company entered into an agreement with Taliafilm, Inc. ("Taliafilm"), a company wholly owned by the sister of Francis Ford Coppola, a director of the Company. Pursuant to the agreement, subject to certain conditions being met, the Company has the right to acquire all of Taliafilm's interest in a motion picture for $2,500,000 and for approximately 20 percent of the adjusted gross receipts received by the Company from the exploitation of the film. In addition, the Company will assume certain obligations of Taliafilm relating to such film.

                            METRO-GOLDWYN-MAYER INC.

NOTE 11--FOREIGN OPERATIONS AND EXPORT SALES

The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets of subsidiaries operating in foreign countries are not material in relation to consolidated net assets.

Foreign export revenues are revenues earned from motion picture and television films produced in the United States. Export revenues were as follows (in thousands):

                                                             ------------------

                                                        YEAR ENDED OCTOBER 11 TO
                                                      DECEMBER 31,  DECEMBER 31,
                                                              1997          1996
                                                      ------------ -------------
Europe...............................................    $255,396       $62,298
Latin America........................................      21,173        12,485
Other................................................      95,756        16,743
                                                      -----------   -----------
                                                        $ 372,325      $ 91,526
                                                      ===========   ===========

NOTE 12--COMMITMENTS AND CONTINGENCIES

Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $12,915,000 and $2,936,000 for the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively.

Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses.

Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production. Such amounts are scheduled to be paid through 1999.

Future minimum annual commitments under non-cancelable operating leases, employment agreements, and creative talent agreements as of December 31, 1997 are as follows (in thousands):

1998................................................................... $ 67,263
1999...................................................................   42,372
2000...................................................................   34,340
2001...................................................................   23,411
2002...................................................................   11,086
Thereafter.............................................................    6,278
                                                                        --------
                                                                        $184,750
                                                                        ========

Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

In the opinion of Company management, any liability under pending litigation is likely to be not material in relation to the Company's financial condition.

                            METRO-GOLDWYN-MAYER INC.

NOTE 13--SUPPLEMENTARY CASH FLOW INFORMATION

The Company paid interest, net of capitalized interest, of $28,192,000, $14,743,000, $45,394,000 and $7,103,000 during the six months ended June 30,
1998 and 1997, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively. The Company paid income taxes of $4,051,000, $8,425,000 and $922,000 during the six months ended June 30, 1998, the year ended December 31, 1997 and the period from October 11, 1996 to December 31, 1996, respectively. The Company received foreign remittance tax refunds of $12,296,000 during the year ended December 31, 1997 and $4,845,000 during the six months ended June 30, 1997.

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)

Certain quarterly information is presented below (in thousands):

                                          ------------------
                                             FIRST    SECOND
                                           QUARTER   QUARTER
                                           OF 1998   OF 1998
                                          --------  --------
Revenues................................. $316,460  $281,201
Operating income (loss).................. $  1,929  $(33,621)
Interest expense, net of amounts
 capitalized............................. $ 18,254  $ 20,174
Net loss................................. $(18,643) $(54,994)
Basic and diluted loss per share......... $   (.28) $   (.84)

                                        --------------------------------------
                                           FIRST    SECOND     THIRD    FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER
                                         OF 1997   OF 1997   OF 1997   OF 1997
                                        --------  --------  --------  --------
Revenues............................... $197,629  $153,385  $221,068  $259,220
Operating income (loss)................ $ (1,084) $ (4,775) $  1,254  $(62,506)
Interest expense, net of amounts
 capitalized........................... $ 11,016  $  9,583  $ 15,415  $ 17,091
Net loss............................... $(14,193) $(14,812) $(16,560) $(82,549)
Basic and diluted loss per share....... $   (.85) $   (.88) $   (.55) $  (1.64)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of Metro-Goldwyn-Mayer Studios Inc.:

We have audited the accompanying consolidated balance sheet of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.) and its subsidiaries (the "Company") as of October 10, 1996, and the related consolidated statements of operations and equity and cash flows for the period from January 1, 1996 to October 10, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 10, 1996 and the results of their operations and their cash flows for the period from January 1, 1996 to October 10, 1996 in conformity with generally accepted accounting principles.

                                                      Arthur Andersen LLP

Los Angeles, California
December 16, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Metro-Goldwyn-Mayer Studios Inc.

We have audited the accompanying consolidated balance sheet of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.), and its subsidiaries (the "Company") as of December 31, 1995, and the related consolidated statements of operations, stockholder's equity and of cash flows for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We have not audited the consolidated financial statements of the Company and its subsidiaries for any period subsequent to December 31, 1995.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Metro-Goldwyn-Mayer Studios Inc., and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        PricewaterhouseCoopers LLP

Century City, California
February 29, 1996, except for the incentive bonus described in Note 12, as to which the date is July 31, 1996

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                         -------------------------
                                                         OCTOBER 10,  DECEMBER 31,
                                                                1996          1995
In thousands, except share data                          -----------  ------------
ASSETS
Cash and cash equivalents..............................  $    24,717  $    17,128
Accounts and contracts receivable (net of allowance for
 doubtful accounts of $12,718 and $18,479 in 1996 and
 1995, respectively)...................................      291,550      255,444
Film and television costs, including film distribution
 organization, net.....................................    1,006,402    1,565,438
Investments and advances to affiliates.................       26,420       15,238
Property and equipment, net............................       26,686       32,078
Trademarks, logos and excess of cost over net assets of
 acquired businesses, net..............................      349,158      520,199
Other assets...........................................       19,301       34,729
                                                         -----------  -----------
                                                         $ 1,744,234  $ 2,440,254
                                                         ===========  ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
 Bank and other debt...................................  $ 1,229,499  $ 1,217,316
 Accounts payable and accrued liabilities..............       84,379      112,521
 Interest payable......................................       72,079       76,859
 Accrued participants' share...........................      170,257      140,316
 Income taxes payable..................................       27,313       58,900
 Due to affiliate......................................       11,900           --
 Advances and deferred revenues........................      110,774      161,973
 Other liabilities.....................................       38,033       12,870
                                                         -----------  -----------
  Total liabilities....................................    1,744,234    1,780,755
Commitments and contingencies
Stockholder's equity:
 Common Stock, $1.00 par value, 1,000 shares
  authorized, 10 shares issued and outstanding in 1996
  and 1995.............................................            1            1
 Additional paid-in capital............................    2,222,133    2,132,694
 Deficit...............................................   (2,221,816)  (1,472,783)
 Accumulated other comprehensive income................         (318)        (413)
                                                         -----------  -----------
  Stockholder's equity.................................           --      659,499
                                                         -----------  -----------
                                                         $ 1,744,234  $ 2,440,254
                                                         ===========  ===========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                    --------------------------
                                                    PERIOD ENDED    YEAR ENDED
                                                     OCTOBER 10,  DECEMBER 31,
                                                            1996          1995
In thousands                                        ------------  ------------
Revenues...........................................   $  912,706     $ 860,971
Expenses:
 Film and television production and distribution...      953,820       894,280
 General and administrative........................       60,056        64,175
 Goodwill amortization.............................       11,570        14,876
 Provision for impairment..........................      563,829            --
                                                      ----------     ---------
  Total expenses...................................    1,589,275       973,331
                                                      ----------     ---------
Operating loss.....................................     (676,569)     (112,360)
Other income (expense):
 Interest expense, net of amounts capitalized......      (71,375)      (66,386)
 Interest and other income, net....................        3,179        10,372
                                                      ----------     ---------
  Total other expense..............................      (68,196)      (56,014)
                                                      ----------     ---------
Loss from operations before provision for income
 taxes.............................................     (744,765)     (168,374)
Income tax provision...............................         (273)         (935)
                                                      ----------     ---------
Net loss...........................................     (745,038)     (169,309)
Other comprehensive income (loss), net of tax:
 Foreign currency translation adjustment...........           95         (703)
                                                      ----------     ---------
Comprehensive loss.................................   $ (744,943)    $(170,012)
                                                      ==========     =========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                          -------------------------------------------------------------------------
                                  COMMON STOCK ADDITIONAL               ACCUM. OTHER          TOTAL
                          NUMBER OF        PAR    PAID-IN              COMPREHENSIVE  STOCKHOLDER'S
                             SHARES      VALUE    CAPITAL     DEFICIT         INCOME         EQUITY
                          --------- ---------  ---------- -----------  -------------  -------------
In thousands, except
share data
BALANCE DECEMBER 31,
 1994...................         10        $ 1 $2,116,794 $(1,288,026)         $ 290      $ 829,059
Contributions received
 from affiliate.........         --         --     15,900          --             --         15,900
Dividends declared......         --         --         --     (15,448)            --        (15,448)
Foreign currency
 translation adjustment.         --         --         --          --           (703)          (703)
Net loss................         --         --         --    (169,309)            --       (169,309)
                          --------  ---------  ---------- -----------    ----------      ---------
BALANCE DECEMBER 31,
 1995...................         10          1  2,132,694  (1,472,783)          (413)       659,499
Contributions received
 from affiliate.........         --         --     89,439          --             --         89,439
Dividends declared......         --         --         --      (3,995)            --         (3,995)
Foreign currency
 translation adjustment.         --         --         --          --             95             95
Net loss................         --         --         --    (745,038)            --       (745,038)
                          --------  ---------  ---------- -----------    ----------      ---------
BALANCE OCTOBER 10,
 1996...................         10        $ 1 $2,222,133 $(2,221,816)         $(318)     $      --
                          ========  =========  ========== ===========    ==========      =========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    --------------------------
                                                    PERIOD ENDED    YEAR ENDED
                                                     OCTOBER 10,  DECEMBER 31,
                                                            1996          1995
                                                    ------------  ------------
In thousands
Operating activities:
 Net loss..........................................    $(745,038)    $(169,309)
 Adjustments to reconcile net loss from operations
  to net cash provided by operating activities:
  Amortization of film and television costs, film
   distribution organization and participants'
   share...........................................      608,704       628,420
  Depreciation and amortization of property and
   equipment.......................................        4,645         4,021
  Provision for impairment and amortization of
   intangibles.....................................      575,399        14,876
  (Decrease) increase in bad debt and other
   reserves........................................          430       (17,425)
  Losses (gains) on equity investments.............       (1,967)        1,620
  Increase in accounts and contracts receivable,
   advances to affiliates and other assets.........      (28,192)      (65,454)
  Increase (decrease) in accounts payable, accrued
   and other liabilities, accrued participants'
   share and domestic and foreign taxes............      (19,970)          680
  Decrease in advances and deferred revenues.......      (51,199)      (24,597)
  Foreign currency exchange (gain) loss and other..          325        (1,175)
                                                      ---------    ----------
   Net cash provided by operating activities.......      343,137       371,657
                                                      ---------    ----------
Investing activities:
 Additions to film costs, net......................     (369,148)     (701,436)
 Additions to property and equipment...............       (6,901)       (9,376)
 Other investing activities........................       (4,093)           --
                                                      ---------    ----------
   Net cash used in investing activities...........     (380,142)     (710,812)
                                                      ---------    ----------
Financing activities:
 Additions to borrowed funds.......................      165,866       375,909
 Repayments of borrowed funds......................     (114,854)      (35,761)
 Contribution received from parent.................           --         5,900
 Dividends paid....................................       (6,160)      (13,283)
 Financing costs and other.........................           --        (4,736)
                                                      ---------    ----------
   Net cash provided by financing activities.......       44,852       328,029
                                                      ---------    ----------
Net change in cash and cash equivalents from
 operating, investing and financing activities.....        7,847       (11,126)
Net decrease in cash due to foreign currency
 fluctuations......................................         (258)         (543)
                                                      ---------    ----------
Net change in cash and cash equivalents............        7,589       (11,669)
Cash and cash equivalents at beginning of period...       17,128        28,797
                                                      ---------    ----------
Cash and cash equivalents at end of the period.....    $  24,717     $  17,128
                                                      =========    ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                OCTOBER 10, 1996

NOTE 1--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.), and its majority-owned subsidiaries ("MGM Studios" or "the Company"). The Company is wholly owned by MGM Group Holdings Corporation ("MGM Group Holdings"), an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. ("Credit Lyonnais") and is controlled by the French State. On October 10, 1996, the Company was sold to an unaffiliated group of investors (see Note 15). The sale transaction has not been reflected in the accompanying historical financial statements, except to reduce certain long-lived assets to their net realizable value (see Note 5).

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented unclassified consolidated balance sheets. Certain reclassifications have been made to amounts reported in prior periods to conform with the current presentation.

Business. The Company is engaged in the financing, production and worldwide distribution of theatrical motion pictures and television programming, as well as new media and interactive products. The Company also distributes films produced or financed, in whole or in part, by third parties.

Principles of Consolidation. The consolidated financial statements include the accounts of MGM Studios and all of its majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method (see Note 4). All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. Included in other assets at October 10, 1996 and December 31, 1995 is approximately $12,774,000 and $12,354,000, respectively, of cash restricted by various escrow agreements. The carrying value of the Company's cash equivalents approximated cost at each balance sheet date.

Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Generally, feature films are first made available for home video release in a particular territory six months after theatrical release in such territory; for pay television, one year after theatrical release; for initial free television, two to three years after theatrical release; and for syndication, approximately three to five years after theatrical release. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

Accounting for Film Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources.

Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

The film distribution organization is an intangible asset reflecting the estimated value of the Company's investment in its worldwide distribution organization; these costs are being amortized on a straight-line basis over 40 years. During the period ended October 10, 1996, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization (see Notes 2 and 5).

                        METRO-GOLDWYN-MAYER STUDIOS INC.

Property and equipment. Property and equipment are stated at cost. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from three to five years. Amortization of leasehold assets is computed under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance and repairs and minor replacements are charged to expense when incurred.

Trademarks, Logos and Goodwill. Trademarks, logos and the excess cost of acquisitions over the fair market values of identifiable net assets acquired (goodwill) are amortized over an estimated useful life of 40 years using the straight-line method. During 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. Accordingly, the Company recorded a charge of $159,420,000 to reduce the net realizable value of goodwill (see Note 5).

Income Taxes. In accordance with SFAS No. 109, "Accounting For Income Taxes", deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

From May 7, 1992 to October 10, 1996, the Company has been included in the consolidated federal income tax return of MGM Holdings. The Company's income tax provision has been computed on a separate return basis, modified to allocate to MGM Studios the benefits calculated at the MGM Holdings level which results from the Company's tax attributes. Foreign subsidiaries file separate or consolidated returns depending on the statutes and elections available in each foreign jurisdiction.

Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the cumulative translation adjustment balance in stockholder's equity. Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

Financial Instruments. The carrying values of short-term trade receivables and payables approximate their estimated fair values because of the short maturity of these instruments. The carrying values of receivables with maturities greater than one year have been discounted at LIBOR plus 2.25% (approximately 7.78% at October 10, 1996), which approximates current market rates.

Accounts and Contracts Receivable. At October 10, 1996, accounts and contracts receivable aggregated $304,268,000 (before allowance for doubtful accounts), of which approximately $240,000,000 is due within one year. Concentration of credit risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company performs credit evaluations of its customers and in some instances requires collateral. At October 10, 1996 and December 31, 1995, approximately 41% and 18%, respectively, of the Company's accounts and contracts receivable arose from an exclusive home video distribution agreement with Warner Home Video.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                        METRO-GOLDWYN-MAYER STUDIOS INC.

amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

NOTE 2--FILM AND TELEVISION COSTS, INCLUDING FILM DISTRIBUTION ORGANIZATION

Film costs, net of amortization, are summarized as follows (in thousands):

                                                     --------------------------
                                                     OCTOBER 10,   DECEMBER 31,
                                                            1996           1995
                                                     -----------   ------------
Theatrical productions:
 Released........................................... $ 3,120,016   $ 2,698,926
 Less: Accumulated amortization.....................  (2,323,301)   (1,873,303)
                                                     -----------    -----------
 Released, net......................................     796,715       825,623
 Completed not released.............................      25,782            --
 In process and development.........................      72,678       210,955
                                                     -----------    -----------
  Subtotal: theatrical productions..................     895,175     1,036,578
                                                     -----------    -----------
Television programming..............................     498,056        453,316
Less: Accumulated amortization......................    (386,829)      (338,100)
                                                     -----------    -----------
  Subtotal: television programming..................     111,227       115,216
Film distribution organization......................          --        413,644
                                                     -----------    -----------
                                                     $ 1,006,402    $ 1,565,438
                                                     ===========    ===========

Interest costs capitalized to theatrical productions were $4,112,000 and $21,498,000 during the period ended October 10, 1996 and the year ended
December 31, 1995, respectively.

Based on the Company's estimates of projected gross revenues as of October 10, 1996, approximately 64% of unamortized film costs applicable to released theatrical films and released television programs will be amortized during the three years ending September 30, 1999.

NOTE 3--INVESTMENTS

Distribution of foreign theatrical and certain pay television product is performed by United International Pictures B.V. ("UIP"), in which the Company has a one-third interest. The Company's investment in UIP, which is included in investments and advances to affiliates, is stated at cost plus equity in undistributed earnings. The Company includes in its financial statements the revenues and related costs associated with its films distributed by UIP. The distribution fees paid to UIP by the Company are included in film and television production and distribution expense. Due to timing differences there are no taxable earnings and, therefore, there is no tax provision on undistributed earnings. The Company's carrying value of its investment in UIP at October 10, 1996 and December 31, 1995 was $9,898,000 and $10,008,000,
respectively.

NOTE 4--PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, are summarized as follows (in thousands):

                                                     --------------------------
                                                     OCTOBER 10,   DECEMBER 31,
                                                            1996           1995
                                                     -----------   ------------
Leasehold improvements..............................    $ 17,923       $ 22,867
Furniture, fixtures and equipment...................      50,490         50,082
                                                       -----------  -----------
                                                          68,413         72,949
Less accumulated depreciation and amortization......     (41,727)       (40,871)
                                                     -----------    -----------
                                                        $ 26,686       $ 32,078
                                                     ===========    ===========

                        METRO-GOLDWYN-MAYER STUDIOS INC.

NOTE 5--IMPAIRMENT OF INTANGIBLE ASSETS

As discussed in Note 15, the Company was sold to an unaffiliated group of investors effective on October 10, 1996. The proceeds from the sale of $1,300,000,000 were insufficient to recover the net asset value of the Company on the date of the disposition, and were insufficient to repay the bank debt and related accrued interest due to Credit Lyonnais (see Note 6). In accordance with SFAS No. 121, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization (see Note 2) and a charge of $159,420,000 to reduce its investment in goodwill to net realizable value during the period ended October 10, 1996.

NOTE 6--BANK AND OTHER DEBT

Bank and other debt is summarized as follows (in thousands):

                                                         -----------------------
                                                            OCTOBER DECEMBER 31,
                                                           10, 1996         1995
                                                         ---------- ------------
Senior Facility......................................... $  390,000   $  339,000
CL Facility.............................................    298,936      333,926
Term Loan...............................................    539,760      539,504
Capitalized lease obligations and other borrowings......        803        4,886
                                                         ----------  ----------
                                                         $1,229,499   $1,217,316
                                                         ==========  ==========

Senior Facility. On September 16, 1994, the Company obtained from a syndicate of banks a $450,000,000 senior secured credit facility, as amended (the "Senior Facility"). Borrowings under the Senior Facility bear interest at 2.25% over the three-month LIBOR (7.78% at October 10, 1996), subject to adjustment under certain conditions. Borrowings outstanding under the Senior Facility prior to extinguishment (see Note 16) as of October 10, 1996 were $390,000,000.

CL Facility. On September 14, 1994, the Company obtained a $400,000,000 credit facility (the "CL Facility") from Credit Lyonnais, a portion of which was used to retire a previously outstanding $190,000,000 credit facility with CLBN. Borrowings under the CL Facility bear interest at 0.25% over the three-month LIBOR (5.78% at October 10, 1996). The principal amount outstanding at October 10, 1996 prior to extinguishment (see Note 16) was $298,936,000.

Term Loan. Prior to April, 1993, the Company was financed under two credit facilities with CLBN (the "CLBN Facilities"). As of September 14, 1994, all of the Company's outstanding borrowings under the CLBN Facilities, together with accrued interest of $67,290,000, were converted into a term loan (the "Term Loan"). The Term Loan bears interest at 0.25% over the three-month LIBOR (5.78% at October 10, 1996). The principal amount outstanding at October 10, 1996 prior to extinguishment (see Note 16) was $539,760,000.

The Company's borrowings under the Senior Facility, the CL Facility and the Term Loan are secured by all the assets of the Company. The security interests under the CL Facility and the Term Loan are subordinate to the Senior Facility. The Senior Facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios.

The Senior Facility, CL Facility and Term Loan aggregating $1,379,797,000, including accrued interest, were extinguished on October 10, 1996 upon the sale of the Company (see Notes 7 and 16). At that time, the Company obtained $800,000,000 in Senior Secured Credit Facilities to partially finance the acquisition of the Company and to provide for ongoing operations of the Company.

Lease and other borrowings. The capitalized lease obligations relate principally to computer equipment financing at interest rates of approximately 10%.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

Maturity schedule. Credit facilities, lease and other borrowings are scheduled to mature as follows (in thousands):

October 10, 1996..................................................... $1,228,696
December 31, 1996....................................................          6
December 31, 1997....................................................        788
December 31, 1998....................................................          9
                                                                      ----------
                                                                      $1,229,499
                                                                      ==========

NOTE 7--STOCKHOLDER'S EQUITY

Capital Contributions. Pursuant to the terms of the sale of the Company, the proceeds from the transaction were insufficient to repay the entire bank debt and accrued interest due to Credit Lyonnais as of October 10, 1996. Accordingly, the deficit of $79,798,000 has been accounted for as a contribution of capital from the parent in the accompanying financial statements.

Additionally, an affiliate of Credit Lyonnais has agreed to pay bonuses of $19,641,000 to certain executives of the Company due upon the sale of the Company (see Note 16). Accordingly, the Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 during the period ended October 10, 1996 and $10,000,000 during the year ended December 31, 1995, respectively.


NOTE 8--INCOME TAXES

The Company's domestic and foreign tax liability balances consist of the following (in thousands):

                                                        ------------------------
                                                        OCTOBER 10, DECEMBER 31,
                                                               1996         1995
                                                        ----------- ------------
Current................................................     $27,313      $58,900
Deferred...............................................          --           --
                                                          ---------  ----------
                                                            $27,313      $58,900
                                                          =========  ==========

Prior to December 30, 1993, the assets and operations of the Company had been held by MGM Group Holdings. On that date, pursuant to a financial restructuring program approved by the Company's Board of Directors, substantially all the assets and operations of MGM Group Holdings, other than certain litigation claims and deferred tax assets, were transferred to the Company. At the same time, the Company assumed all of the liabilities of MGM Group Holdings other than (i) certain litigation liabilities; (ii) certain deferred tax liabilities; and (iii) certain of the outstanding indebtedness of MGM Group Holdings owing to General Bank Nederland N.V. (formerly Credit Lyonnais Bank Nederland B.V. or "CLBN"), an affiliate of Credit Lyonnais. Under the tax sharing agreement arising out of the restructuring, the Company is deemed to have tax basis in the transferred assets and liabilities equal to the book values at the date of the restructuring. The deferred tax liabilities and assets for the temporary differences between book value and tax basis of assets and liabilities transferred to the Company are recorded by MGM Group Holdings.

Pursuant to the tax sharing agreement, the Company computes its income tax provision and corresponding deferred tax liabilities and assets, net of a valuation allowance, on a separate tax return basis, modified as discussed above with respect to the tax basis of assets transferred in the restructuring, and further modified to reflect the allocation to the Company of any tax benefits recognized by the consolidated filing group to the extent that the Company's losses in the current period reduce the current or deferred income taxes payable.

Management believes certain of the Company's deferred tax assets are more likely than not to be realized. For deferred tax assets which do not meet that standard, a valuation allowance is applied. At October 10, 1996, management has determined that $69,161,000 of deferred tax assets related to assets and liabilities existing at the time of restructuring do not satisfy the recognition criteria set forth in SFAS No. 109. Similarly, deferred tax assets of $270,427,000 related to the period after the restructuring have been determined not to satisfy the recognition criteria. Accordingly, a valuation allowance has been recorded by the Company for these amounts.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

The tax effects of temporary differences between book value and tax bases of assets and liabilities transferred to the Company in the restructuring (for which the deferred tax benefits are recorded by MGM Group Holdings) are as follows (in thousands):

                                                      -------------------------
                                                      OCTOBER 10,  DECEMBER 31,
                                                            1996           1995
                                                      -----------  ------------
Deferred tax (assets):
 Film revenue........................................   $ (25,678)    $ (66,153)
 Reserves/investments................................     (86,872)     (121,320)
 Participations and residuals payable................      (6,208)       (8,174)
 Net miscellaneous assets............................      (6,707)      (17,289)
                                                        ---------   ----------
  Subtotal gross tax (assets)........................    (125,465)     (212,936)
 Valuation allowance.................................      69,161        61,650
                                                        ---------   ----------
  Total tax (assets).................................   $ (56,304)    $(151,286)
Deferred tax liabilities:
 Film distribution system............................    $     --     $ 161,321
 Film and television costs...........................      56,304        67,261
 Net miscellaneous liabilities.......................          --            --
                                                        ---------   ----------
  Total tax liabilities..............................   $  56,304     $ 228,582
Net deferred tax liability...........................    $     --     $  77,296
                                                        =========   ==========

The net operating loss carryforwards of MGM Group Holdings are in excess of the net deferred tax liabilities for the temporary differences related to assets and liabilities transferred to the Company.

The tax effects of temporary differences and carryforwards arising after the restructuring date which give rise to deferred tax assets and liabilities for 1996 and 1995 are as follows (in thousands):

                                                      -------------------------
                                                      OCTOBER 10,  DECEMBER 31,
                                                             1996          1995
                                                      -----------  ------------
Deferred tax (assets):
 Film and television costs...........................   $(109,302)    $ (33,526)
 Miscellaneous liabilities...........................     (53,425)      (36,185)
 Investment tax credit carryforwards.................     (12,836)      (16,575)
 Net operating loss carryforwards....................    (116,417)      (50,429)
                                                        ---------   ----------
  Subtotal gross tax (assets)........................    (291,980)     (136,715)
 Valuation allowance.................................     270,427        36,308
                                                        ---------   ----------
  Total tax (assets).................................     (21,553)     (100,407)
Deferred tax liabilities
 Film revenue........................................      17,153        96,007
                                                        ---------   ----------
  Total tax liabilities..............................      17,153        96,007
Net deferred tax (asset).............................   $  (4,400)    $  (4,400)
                                                        =========   ==========

Under the terms of the tax sharing agreement discussed above, the deductible temporary differences of the Company which originate after the restructuring date are available to be used against the deferred tax liability retained by MGM Group Holdings.

As of October 10, 1996, the Company and its subsidiaries had net operating loss carryforwards of $268,888,000, capital loss carryforwards of $29,616,000 and investment tax credit carryforwards of $12,836,000, before adjustments for the effect

                        METRO-GOLDWYN-MAYER STUDIOS INC.

of the tax sharing agreement, which expire through 2010. These carryforwards are available for use in the U.S. consolidated tax return group, of which the Company is a member, and are subject to the tax sharing agreement between the Company and MGM Group Holdings. A portion of these losses are subject to substantial limitations on utilization because of various income tax rules.

Details of the provision for income taxes are as follows (in thousands):

                                                     --------------------------
                                                     PERIOD ENDED    YEAR ENDED
                                                      OCTOBER 10,  DECEMBER 31,
                                                             1996          1995
                                                     ------------  ------------
Current taxes:
 Foreign taxes......................................    $     273       $   935
Deferred taxes:
 Federal and state taxes (benefit)..................     (241,630)        1,997
 Adjustment for change in enacted tax rate..........           --            --
 Adjustment for change in valuation allowance.......      241,630        (1,997)
                                                       ---------    ----------
  Total tax provision...............................    $     273       $   935
                                                       =========    ==========

The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                                  ---------------------------
                                                  PERIOD ENDED     YEAR ENDED
                                                   OCTOBER 10,   DECEMBER 31,
                                                          1996           1995
                                                  ------------   ------------
Assumed federal tax rate on loss.................          (35)%          (35)%
Goodwill and other permanent differences.........            8 %            3 %
Foreign taxes, net of available federal tax
 benefit.........................................            1 %           (2)%
Loss carryforward not benefited..................           27 %           35 %
                                                    ---------     ----------
 Effective tax rate..............................            1 %            1 %
                                                    =========     ==========

The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB 23, tax expense has accordingly been provided for these unremitted earnings.

Federal income tax returns for the periods ended through March 25, 1986 have been examined by the Internal Revenue Service. In the opinion of management, any adjustments which may result from the examination of subsequent periods for which the Company is responsible will not have a material effect on the Company's consolidated financial position or results of operations.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

NOTE 9--RETIREMENT PLANS

The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined.

The following table summarizes the funded status of the Basic Plan (in thousands):

                                                     -------------------------
                                                     OCTOBER 10,  DECEMBER 31,
                                                            1996          1995
                                                     -----------  ------------
Actuarial present value of benefit obligations
 (including vested benefits of $6,880
 and $7,348, respectively)..........................     $ 7,870       $ 8,030
                                                       =========   ==========
Projected benefit obligations.......................     $ 9,182       $ 9,361
Plan assets at fair value (primarily debt
 securities)........................................       8,700         6,287
                                                       ---------   ----------
Projected benefit obligations in excess of plan
 assets.............................................        (482)       (3,074)
Unrecognized net asset as of beginning of year......        (184)         (200)
Unrecognized net (gain) loss........................        (215)        1,359
Unrecognized prior service cost.....................        (181)         (191)
                                                       ---------   ----------
Accrued pension liability...........................     $(1,062)      $(2,106)
                                                       =========   ==========

Key assumptions used in the actuarial computations for the reported periods were as follows:

                                                            -------------------

                                                               1996        1995
                                                         ---------   ---------
Discount rate...........................................       7.75%       7.00%
                                                         =========   =========
Long-term rate of return on assets......................       7.25%       7.25%
                                                         =========   =========
Rate of increase in future compensation levels..........       5.00%       5.00%
                                                         =========   =========

The unrecognized net asset is being amortized over the estimated remaining service life of 19.4 years. Domestic pension benefits and expense were determined under the entry age actuarial cost method.

Pension costs includes the following components (in thousands):

                                                     --------------------------
                                                     PERIOD ENDED    YEAR ENDED
                                                      OCTOBER 10,  DECEMBER 31,
                                                             1996          1995
                                                     ------------  ------------
Service cost........................................       $  854         $ 658
Interest cost on projected benefit obligation.......          570           630
Actual return on plan assets........................         (521)         (797)
Net amortization and deferral.......................          148           329
                                                       ---------    ----------
Net periodic pension cost...........................       $1,051         $ 820
                                                       =========    ==========

A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $5,775,000 and $11,950,000 in 1996 and 1995, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

NOTE 10--RELATED PARTY TRANSACTIONS

See Note 6 regarding the Company's credit arrangements with CLBN and Credit Lyonnais (collectively, the "Bank").

Interest of approximately $45,000,000 and $58,000,000 was charged by the Bank during the period ended October 10, 1996 and the year ended December 31, 1995, respectively. Pursuant to the terms of its credit facilities, the Company also

                        METRO-GOLDWYN-MAYER STUDIOS INC.

paid to the Bank charges related to letters of credit and other fees of approximately $19,000 and $52,000, respectively, during these periods.

The Company has entered into various agreements to develop and produce certain films and television programs with Hometown Films Inc., an entity controlled by Mr. Frank Mancuso, Jr., who is a relative of the Company's Chairman of the Board and Chief Executive Officer. Pursuant to these agreements, the Company paid Hometown Films Inc., approximately $1,582,000 during the period from January 1, 1996 to October 10, 1996 and approximately $633,000 for the year ended December 31, 1995. The agreements provide for additional producer fees and potential profit participations to be paid in the future at terms consistent with comparable development and production agreements with third parties.

During the period ended October 10, 1996 and the year ended December 31, 1995, the Company incurred legal fees of approximately $1,735,000 and $2,737,000, respectively, to White & Case, one of whose partners is also a director of the Company.

NOTE 11--FOREIGN OPERATIONS AND EXPORT SALES

The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets and income from subsidiaries operating in foreign countries are not material in relation to consolidated net assets or consolidated net loss.

Foreign export revenues are revenues earned from motion picture and television films produced in the United States. Export revenues for the period ended October 10, 1996 and the year ended December 31, 1995 were as follows (in thousands):

                                                       -------------------------
                                                       PERIOD ENDED   YEAR ENDED
                                                        OCTOBER 10, DECEMBER 31,
                                                               1996         1995
                                                       ------------ ------------
Europe................................................     $215,588     $223,830
Western Hemisphere....................................       24,066       29,882
Other.................................................      102,466       90,274
                                                         ---------   ----------
                                                           $342,120     $343,986
                                                         =========   ==========

NOTE 12--COMMITMENTS AND CONTINGENCIES

Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $8,500,000 and $8,630,000 for the period ended October 10, 1996 and the year ended December 31, 1995, respectively.

Future minimum rental commitments under non-cancelable operating leases as of October 10, 1996 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
 1996................................................................   $ 2,624
 1997................................................................    10,242
 1998................................................................     6,666
 1999................................................................    10,808
 2000................................................................    11,314
 2001................................................................     7,437
 Thereafter..........................................................     9,813
                                                                      ---------
                                                                        $58,904
                                                                      =========

Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses. In addition, the Company's shareholder

                        METRO-GOLDWYN-MAYER STUDIOS INC.

is obligated to pay bonuses to certain executives in the event the value of the Company is eventually determined to exceed a defined amount. Based on the sales price of the Company, as described in Note 16, this incentive bonus amounted to $19,641,000. The Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 for the period ended October 10, 1996 and $10,000,000 for the year ended December 31, 1995. Certain executives are entitled to terminate their employment agreements upon the sale of the Company.

Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production which aggregate approximately $9,449,000 at October 10, 1996. Such amounts are scheduled to be paid through 1997.

Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

In the opinion of Company management, any liability under pending litigation is not material in relation to the Company's results of operations.

NOTE 13--SUPPLEMENTARY CASH FLOW INFORMATION

Total interest paid, net of capitalized interest, was $29,490,000 and $15,416,000 in the period ended October 10, 1996 and the year ended December 31, 1995, respectively. Income taxes paid were $17,856,000 and $5,140,000 in the period ended October 10, 1996 and the year ended December 31, 1995, respectively.

The Company recorded a non-cash contribution of capital of $9,641,000 during the period ended October 10, 1996 and $10,000,000 during the year ended December 31, 1995, respectively, from CDR due to the payment of compensation expense (see Note 12).

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)

Certain quarterly information is presented below (in thousands):

                               ------------------------------------------------
                                 FIRST QUARTER OF            SECOND QUARTER OF
                                    1996      1995      1996               1995
                               ---------  --------  --------  -----------------
Revenues...................... $ 286,947  $156,804  $308,185           $162,029
Operating loss................   (24,724)  (27,144)  (25,086)           (29,562)
Interest expense, net.........    22,361    13,014    22,725             15,256
Net loss......................   (53,678)  (38,716)  (49,874)           (45,814)
                               ------------------------------------------------
                                 THIRD QUARTER OF             FOURTH QUARTER OF
                                    1996      1995                         1995
                               ---------  --------            -----------------
Revenues...................... $ 317,574  $206,239                     $335,845
Operating loss................  (626,759)  (27,114)                     (18,540)
Interest expense, net.........    26,289    17,281                       20,835
Net loss......................  (641,486)  (46,048)                     (28,731)

1996 Quarterly Results. The third quarter of 1996 includes the period from July 1, 1996 to October 10, 1996, the date of the Acquisition. In the third quarter of 1996, the Company recorded a charge of $563,829,000 to write off its remaining investment in the film distribution organization and to reduce its investment in goodwill to net realizable value (see Note 5).

The 1995 interim financial information was not reviewed by the Company's independent accountants in accordance with standards established for such review.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

NOTE 15--SUBSEQUENT EVENT

On October 10, 1996, CDR completed the sale of all of the Company's outstanding stock to Metro-Goldwyn-Mayer Inc. (formerly P&F Acquisition Corp.) an entity formed by Tracinda Corporation, Seven Network Limited and Mr. Frank G. Mancuso, for $1,300,000,000. In connection with the sale of the Company, Mr. Mancuso has entered into a new five year employment agreement to remain as Chief Executive Officer and Chairman of the Board of Directors of the Company. The acquisition price was financed with equity contributions of $900,000,000 and new bank debt of $400,000,000. The Company obtained $800,000,000 in Senior Secured Credit Facilities to partially finance the acquisition of the Company and to provide for ongoing operations of the Company. The Company's existing bank debt, including the Senior Facility, the CL Facility and the Term Loan (see Note 6), were extinguished upon the closing of the transaction. The acquisition will be accounted for as a purchase.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of Orion Pictures Corporation

We have audited the accompanying consolidated balance sheet of Orion Pictures Corporation and its subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholder's equity (capital deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Pictures Corporation and subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP

Los Angeles, California
March 31, 1997

                           ORION PICTURES CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                     -------------------------
                                                        JUNE 30,  DECEMBER 31,
                                                            1997          1996
                                                     -----------  ------------
                                                     (UNAUDITED)
In thousands
ASSETS
Cash and cash equivalents...........................   $   1,252     $   2,922
Accounts receivable, net............................      45,878        50,661
Film and television costs, net......................     237,558       252,299
Property, plant and equipment, net..................      39,287        38,470
Goodwill, net.......................................     129,439       132,139
Other assets........................................      12,901        13,797
                                                     ----------    ----------
  Total assets......................................   $ 466,315     $ 490,288
                                                     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Bank and other debt................................   $ 292,434     $ 269,410
 Accounts payable and accrued expenses..............      38,082        35,489
 Participations and residuals payable...............      56,657        62,916
 Due to Parent......................................      85,168        84,637
 Deferred revenues..................................      64,829        64,912
                                                     ----------    ----------
  Total liabilities.................................     537,170       517,364
                                                     ----------    ----------
Commitments and contingencies
Stockholder's equity (capital deficiency):
 Common Stock, $.01 par value, authorized, issued
  and outstanding 1,000 shares......................          --            --
 Additional paid-in capital.........................     350,774       350,774
 Accumulated deficit................................    (421,629)     (377,850)
                                                     ----------    ----------
  Total shareholder's equity (capital deficiency)...     (70,855)      (27,076)
                                                     ----------    ----------
  Total liabilities and shareholder's equity
   (capital deficiency).............................   $ 466,315     $ 490,288
                                                     ==========    ==========


          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   ---------------------------
                                                     SIX MONTHS  TWELVE MONTHS
                                                          ENDED          ENDED
                                                       JUNE 30,   DECEMBER 31,
                                                           1997           1996
In thousands                                       ------------  -------------
                                                    (UNAUDITED)
Revenues..........................................     $ 90,910      $ 165,164
Costs and expenses:
 Cost of rentals and operating expenses...........       99,181        139,307
 Selling, general, and administrative.............       19,302         24,709
 Depreciation and amortization....................        4,984          5,555
                                                   ------------   ------------
Operating loss....................................      (32,557)        (4,407)
Interest expense..................................       11,019         17,166
Interest income...................................         (197)          (286)
                                                   ------------   ------------
 Interest expense, net............................       10,822         16,880
Loss before extraordinary items and provision for
 income taxes.....................................      (43,379)       (21,287)
Provision for income taxes........................          400          1,000
                                                   ------------   ------------
Loss before extraordinary items...................      (43,779)       (22,287)
Extraordinary loss on extinguishment of debt......           --          4,505
                                                   ------------   ------------
Net loss..........................................    $ (43,779)     $ (26,792)
                                                   ============   ============


          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                              (CAPITAL DEFICIENCY)

                                   --------------------------------------------
                                            COMMON STOCK
                                                         ADDITIONAL
                                    NUMBER OF               PAID-IN ACCUMULATED
                                       SHARES     AMOUNT    CAPITAL     DEFICIT
In thousands, except share data    ---------  ---------  ---------- -----------
Balance at December 31, 1995......     1,000        $--   $290,238   $(351,058)
Net loss..........................        --         --         --     (26,792)
Contribution by parent of net
 assets of Motion Picture
 Corporation of America...........        --         --     20,801          --
Contribution by parent of net
 assets of The Samuel Goldwyn
 Company..........................        --         --     39,735          --
Balance at December 31, 1996......     1,000         --    350,774    (377,850)
Net loss..........................        --         --         --     (43,779)
                                   ---------  ---------   --------   ---------
Balance at June 30, 1997
 (unaudited)......................     1,000        $--   $350,774   $(421,629)
                                   =========  =========   ========   =========



          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   ------------  -------------
                                                     SIX MONTHS  TWELVE MONTHS
                                                          ENDED          ENDED
                                                       JUNE 30,   DECEMBER 31,
                                                           1997           1996
                                                   ------------  -------------
                                                    (UNAUDITED)
In thousands
OPERATIONS:
Net loss..........................................     $(43,779)     $ (26,792)
Adjustments to reconcile loss to cash provided by
 operations:
 Amortization of film costs.......................       53,660        61,472
 Amortization of discount on notes, subordinated
  debt and guarantee..............................        1,039         2,243
 Depreciation and amortization....................        4,984         5,555
 Loss on early extinguishment of debt.............           --         4,505
 Payroll charge due to restricted stock...........          532           528
 (Increase) decrease in accounts receivable.......        3,793        16,122
 Increase (decrease) in accounts payable..........         (416)          219
 Increase (decrease) in accrued expenses..........        4,145           371
 Accrual of participations and residuals..........        9,192        34,255
 Payments of participations and residuals.........      (15,451)      (27,364)
 Decrease in deferred revenues....................          (83)      (20,984)
                                                   ------------   ------------
Cash provided by operations.......................       17,616        50,130
                                                   ------------   ------------
INVESTING ACTIVITIES:
Investment in film inventories....................      (38,919)      (67,176)
Additions to property, plant and equipment........       (3,252)       (3,648)
Cash acquired, net of contributions from parent...           --           843
Other investing activities........................          193        (4,370)
                                                   ------------   ------------
Cash used in investment activities................      (41,978)      (74,351)
                                                   ------------   ------------
FINANCING ACTIVITIES:
Additions to notes and subordinated debt..........       36,200       307,658
Payments on notes and subordinated debt...........      (13,508)     (275,829)
Payments of deferred financing costs..............           --       (10,700)
Increase (decrease) in due to/from parent.........           --          (270)
                                                   ------------   ------------
Cash provided by financing activities.............       22,692        20,859
                                                   ------------   ------------
Net decrease in cash..............................       (1,670)       (3,362)
Cash and cash equivalents at beginning of period..        2,922         6,284
                                                   ------------   ------------
Cash and cash equivalents at end of period........     $  1,252     $   2,922
                                                   ============   ============

          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Orion Pictures Corporation, a Delaware corporation, and its subsidiaries, most of which are wholly-owned (the "Company") and reflect the acquisitions of the Samuel Goldwyn Company and the Motion Picture Corporation of America each effective as of July 2, 1996.

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented unclassified consolidated balance sheets as of December 31, 1996. The Company is a wholly-owned subsidiary of Metromedia International Group Inc. ("MIG").

Unaudited Information as of June 30, 1997
The accompanying unaudited consolidated financial statements as of June 30, 1997 reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 1997 and the results of its operations and cash flows for the six months ended June 30, 1997. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

DESCRIPTION OF THE BUSINESS

The business activities of the Company constitute a single business segment, entertainment, which includes the financing, production and distribution of theatrical motion pictures and television programming as well as the operation of a theatre circuit. Theatrical motion pictures are produced initially for exhibition in theaters. Initial theatrical release generally occurs in the United States and Canada. Foreign theatrical exhibition generally begins within the first year after initial release. Home video distribution in all territories usually begins six to twelve months after theatrical release in that territory, with pay television exploitation beginning generally six months after initial home video release. Exhibition of the Company's product on network and on other free television outlets begins generally three to five years from the initial theatrical release date in each territory.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Orion Pictures Corporation and its subsidiaries, most of which are wholly-owned. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents
Cash equivalents consists of highly liquid instruments with original maturities of three months or less.

REVENUE RECOGNITION

Revenue from the theatrical distribution of films is recognized as the films are exhibited. The Company's home video revenue, less a provision for returns, is recognized when the video cassettes are shipped. Distribution of the Company's films to the home video markets in foreign countries is generally effected through subdistributors who control various aspects of distribution. When the terms of sale to such subdistributors include the receipt of nonrefundable guaranteed amounts by the Company, revenue is recognized when the film is available to the subdistributors for exhibition or exploitation and other conditions of sale are met. When the arrangements with such subdistributors call for distribution of the Company's product without a minimum amount guaranteed to the Company, such sales are recognized when the Company's share of the income from exhibition or exploitation is earned.

Revenue from the licensing of the Company's product to networks, basic and pay cable companies and independent television stations or groups of stations in the United States and Canada as well as in foreign territories is recognized when the license period begins and when certain other conditions are met. Such conditions include the availability of such product for broadcast by the licensee.

                           ORION PICTURES CORPORATION

Film Inventories and Cost of Rentals
Except for purchase accounting adjustments, theatrical and television program inventories consist of direct production costs, production overhead and capitalized interest, print and exploitation costs, less accumulated amortization. Film inventories are stated at the lower of unamortized cost or estimated net realizable value. Selling costs and other distribution costs are charged to expense as incurred.

Film inventories and estimated total costs of participations and residuals are charged to cost of rentals under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of total gross revenue to be realized. Such estimates are re-evaluated quarterly in connection with a comprehensive review of the Company's inventory of film product, and estimated losses, if any, are provided for in full. Such losses include provisions for estimated future distribution costs and fees as well as participation and residual costs expected to be incurred.

Property, Plant and Equipment
Except for purchase accounting adjustments, buildings, property, equipment, furniture and fixtures are carried at cost and depreciated over their estimated useful lives. Generally depreciation is provided on the straight-line method. The estimated useful life of buildings is approximately 25 years, and for equipment, furniture and fixtures approximately three to seven years. Theatre leasehold interests and leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the improvements or the terms of the respective leases. Maintenance and repairs are expensed as incurred.

Goodwill
Goodwill has been recognized for the excess of the purchase price over the value of the identifiable net assets acquired. Such amount is being amortized over 25 years using the straight-line method. Accumulated amortization of goodwill was $5.7 million and $2.9 million at June 30, 1997 and December 31, 1996, respectively.

Management continuously monitors and evaluates the realizability of recorded intangibles to determine whether their carrying values have been impaired. In evaluating the value and future benefits of intangible assets, their carrying value is compared to management's best estimate of undiscounted future cash flows over the remaining amortization period. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company believes that the carrying value of the recorded intangibles is not impaired.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes "Statement 109", whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial Instruments
The estimated fair values of cash, accounts receivable, accounts payable and accrued expenses approximate their carrying values because of the short maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted and if such receivables were discounted based on current market rates, the fair value of these receivables would not be materially different than their carrying value. Because the Company's bank debt is a floating interest rate instrument, it is assumed that the carrying value would approximate fair value.

Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Significant estimates are primarily related to ultimate revenues and ultimate costs relating to the Company's film and television properties and the allowance for doubtful accounts. Actual results may differ from estimated amounts.

                           ORION PICTURES CORPORATION

2. ACQUISITIONS

On July 2, 1996 MIG consummated its acquisition (the "Goldwyn Merger") of The Samuel Goldwyn Company ("Goldwyn"). Upon consummation of the Goldwyn Merger, Goldwyn was renamed Goldwyn Entertainment Company. Holders of the Goldwyn common stock received .3335 shares of MIG's common stock (the "Common Stock") for each share of Goldwyn Common Stock in accordance with a formula set forth in the Agreement and Plan of Merger relating to the Goldwyn Merger ("the Goldwyn Merger Agreement"). Pursuant to the Goldwyn Merger, MIG issued 3,130,277 shares of Common Stock. Goldwyn is a producer and distributor of motion pictures and television product and has a film and television library of over 850 titles. In addition, Goldwyn owns Landmark Theatre Corporation, which the Company believes is the leading specialized theatre circuit in the Unites States with 138 screens. The purchase price, including stock options and transaction costs, related to the Goldwyn Merger was approximately $43.8 million.

Also on July 2, 1996, MIG consummated its acquisition (the "MPCA Merger," together with the Goldwyn Merger, the "July 2 Mergers") of Motion Picture Corporation of America ("MPCA"). In connection with the MPCA Merger, MIG
(i) issued 1,585,592 shares of Common Stock to MPCA's stockholders, and (ii) paid such stockholders approximately $1.2 million in additional consideration, consisting of promissory notes. The purchase price, including transaction costs, related to the acquisition of MPCA was approximately $21.9 million.

The purchases of Goldwyn and MPCA have been recorded by MIG in accordance with the purchase method of accounting for business combinations. The purchase price to acquire both Goldwyn and MPCA were allocated to the net assets acquired according to management's estimate of their respective fair values and resulted in $125.5 million of goodwill. Following the consummation of the July 2 Mergers, MIG contributed its interests (at MIG's net book value) in Goldwyn and MPCA to Orion with Goldwyn and MPCA becoming wholly owned subsidiaries of Orion. The results of those purchased businesses have been included in the accompanying consolidated financial statements from July 2, 1996, the date of the acquisition. The following net assets were contributed by MIG (in thousands):

                                                              -----------------

                                                            GOLDWYN        MPCA
                                                         ---------   ---------
Assets acquired......................................... $ 178,352    $ 67,790
Liabilities assumed.....................................  (133,331)    (46,989)
Due to Parent...........................................    (5,286)         --
                                                         ---------   ---------
Net assets contributed.................................. $  39,735    $ 20,801
                                                         =========   =========

The following unaudited proforma information illustrates the effect of the July 2 Mergers on revenues and net loss for calendar 1996 and assumes that the July 2 Mergers occurred at the beginning of the period and does not account for refinancing of certain indebtedness of Goldwyn and MPCA debt as discussed above (in thousands):

                                                                       --------

                                                                    DECEMBER 31,
YEAR ENDED                                                                  1996
----------                                                          ------------
Revenues...........................................................    $230,196
Net loss...........................................................   $ (37,672)

3. ACCOUNTS RECEIVABLE, PARTICIPATION AND RESIDUALS PAYABLE, AND DEFERRED
REVENUES

Accounts receivable consists primarily of trade receivables due from film distribution, including theatrical, home video, basic cable and pay television, network, television syndication, and other licensing sources which have payment terms generally covered under contractual arrangements. Of the total accounts receivable as of December 31, 1996, $30.4 million is expected to be collected during the twelve months ended December 31, 1997. Accounts receivable is stated net of an allowance for doubtful accounts of $13.6 million and $11.6 million at June 30, 1997 and December 31, 1996, respectively.

The Company has entered into contracts for licensing of theatrical and television product to the pay cable, home video and free television markets, for which the revenue and the related accounts receivable will be recorded in future periods when the films are available for broadcast or exploitation. These contracts, net of advance payments received and recorded in deferred revenues, as described below, aggregated approximately $175.0 million at December 31, 1996. Included in this amount is $61.5 million of license fees for which the revenue and the related accounts receivable will be recorded only as if the Company is able to successfully produces or acquires new product under the restrictions of the Plan.

                           ORION PICTURES CORPORATION

Approximately $4.6 million and $4.8 million was payable to an officer of a subsidiary of the Company and was included in participation and residuals payable as of June 30, 1997 and December 31, 1996, respectively. The executive is also entitled to future participations (limited to annual maximum payments) on certain Goldwyn titles.

Deferred revenues consist principally of advance payments received on pay cable, home video and other television contracts for which the films are not yet available for broadcast or exploitation.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                                      -------------------------
                                                         JUNE 30,  DECEMBER 31,
                                                             1997          1996
                                                      -----------  ------------
                                                      (UNAUDITED)
Land and buildings...................................    $ 7,461       $ 7,461
Theatre leasehold interests..........................     19,301        18,633
Leasehold improvements...............................      8,685         7,678
Equipment, furniture and fixtures....................      9,916         8,535
                                                      ----------   ----------
                                                          45,363        42,307
Accumulated depreciation.............................     (6,076)       (3,837)
                                                      ----------   ----------
                                                         $39,287       $38,470
                                                      ==========   ==========

4. FILM AND TELEVISION COSTS, NET

Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                            -------------------
                                                           JUNE 30, DECEMBER 31,
                                                               1997         1996
                                                        ----------- ------------
                                                        (UNAUDITED)
Theatrical and television product released.............   $186,214     $193,391
Completed not released.................................      3,730        8,255
In process and development.............................     47,614       50,653
                                                        ----------  ----------
                                                          $237,558     $252,299
                                                        ==========  ==========

Orion had, in prior years, made substantial write-offs to its released product. As a result, approximately one-half of the gross cost of film inventories currently in release are stated at estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods. As of December 31, 1996, approximately 62% of the unamortized balance of film inventories will be amortized within the next three-year period based upon the Company's revenue estimates at that date.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following (in thousands):

                                                                    ------------
                                                                    DECEMBER 31,
                                                                            1996
                                                                    ------------
Accounts payable...................................................     $ 6,584
Accrued salaries and wages.........................................       2,354
Accrued taxes......................................................      10,128
Accrued interest...................................................       1,110
Accrued distribution costs.........................................       7,742
Other..............................................................       7,571
                                                                    ----------
                                                                        $35,489
                                                                    ==========

                           ORION PICTURES CORPORATION

6. BANK AND OTHER DEBT

Bank and other debt is comprised of the following (in thousands):

                                                       ------------------------
                                                          JUNE 30, DECEMBER 31,
                                                              1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)
Notes payable to banks under Credit, Security &
 Guaranty Agreement...................................   $276,200     $247,500
Capital leases, other guarantees and notes payable,
 net of unamortized discount
 of $2,346 and $2,699.................................     16,234       21,910
                                                       ----------  ----------
Total notes payable...................................   $292,434     $269,410
                                                       ==========  ==========

On July 2, 1996, the Company entered into the Orion credit facility with Chemical Bank ("Chemical"), as agent for a syndicate of lenders, pursuant to which the lenders provided to Orion and its subsidiaries a $300 million credit facility ("the Orion Credit Facility"). The $300 million facility consists of a secured term loan of $200 million (the "Term Loan") and a revolving credit facility of $100 million, including a $10 million letter of credit subfacility, (the "Revolving Credit Facility"). Proceeds from the Term Loan and $24 million of the Revolving Credit Facility were used to refinance Orion's, Goldwyn's and MPCA's existing indebtedness.

Borrowings under the Orion Credit Facility which do not exceed the "borrowing base," as defined in the agreement will bear interest at Orion's option at a rate of LIBOR plus 2 1/2% or Chemical's alternative base rate plus 1 1/2%, and borrowings in excess of the borrowing base, which have the benefit of the guarantee referred to below, will bear interest at Orion's option at a rate of LIBOR plus 1% or Chemical's alternative base rate. The Term Loan has a final maturity date of June 30, 2001 and will amortize in 20 equal quarterly installments of $7.5 million commencing on September 30, 1996, with the remaining principal amount due at the final maturity date. If the outstanding balance under the Term Loan exceeds the borrowing base, the Company will be required to pay down such excess amount. The Term Loan and the Revolving Credit Facility are secured by a first priority lien on all of the stock of Orion and its subsidiaries and on substantially all of Orion's assets, including its accounts receivable and film and television libraries. Amounts outstanding under the revolving Credit Facility in excess of the applicable borrowing base are also guaranteed jointly and severally by Metromedia Company, and John W. Kluge, its general partner. To the extent the borrowing base exceeds the amount outstanding under the Term Loan, such excess will be used to support the Revolving Credit Facility so as to reduce the exposure of the guarantors under such facility.

The Orion Credit Facility contains customary covenants including limitations on the issuance of additional indebtedness and guarantees, on the creation of new liens, development costs and budgets for films, the aggregate amount of unrecouped print and advertising costs Orion may incur, on the amount of Orion's leases, capital and overhead expenses (including specific limitations on Orion's theatrical exhibition subsidiary's capital expenditures), prohibitions on the declaration of dividends or distributions by Orion (except as defined in the agreement), limitations on merger or consolidation of Orion or the sale by Orion of any substantial portion of its assets or stock and restrictions on Orion's line of business, other than activities relating to the production, distribution and exhibition of entertainment product. Orion's Credit Facility also contains financial covenants, including requiring maintenance by Orion of certain cash flow and operational ratios.

The Revolving Credit Facility contains certain events of default, including nonpayment of principal or interest on the facility, the occurrence of a "change of control" (as defined in the agreement) or an assertion by the guarantors of such facility that the guarantee of such facility is unenforceable. The Term Loan portion of Orion's Credit Facility also contains a number of customary events of default, including non-payment of principal and interest and the occurrence of a "change of management" (as defined in the agreement), violation of covenants, falsity of representations and warranties in any material respect, certain cross-default and cross-acceleration provisions, and bankruptcy or insolvency of Orion or its material subsidiaries.

In connection with the July 2, 1996 refinancing of the Orion Credit Facility, Orion expensed deferred financing costs associated with old debt and recorded an extraordinary loss of approximately $4.5 million.

During the six months ended June 30, 1997 and calendar 1996, $12.6 million and $18.4 million of interest costs were incurred of which $1.6 million and $1.2 million were capitalized to film inventories. Cash utilized for the payment of interest during the six months ended June 30, 1997 and calendar 1996 was $10.0 million and $16.5 million, respectively.

                           ORION PICTURES CORPORATION

Aggregate annual repayments of long-term debt, excluding capital leases and debt discounts, over the next five years and thereafter are as follows as of December 31, 1996 (in thousands):

1997................................................................... $ 38,421
1998...................................................................   32,489
1999...................................................................   31,660
2000...................................................................   31,666
2001...................................................................  129,423
Thereafter.............................................................    2,679

7. STOCKHOLDER'S EQUITY

In connection with the July 2 Mergers, MIG contributed $60.5 million (MIG's net book value, excluding $5.3 million of the purchase price which became payable to MIG) of assets to the Company including substantially all of the operations of Goldwyn and MPCA.

8. INCOME TAXES

The provision for income taxes for the six months ended June 30, 1997 and calendar 1996, all of which is current, consists of the following (in thousands):

                                                        ------------------------
                                                         SIX MONTHS
                                                              ENDED   YEAR ENDED
                                                           JUNE 30, DECEMBER 31,
                                                               1997         1996
                                                        ----------- ------------
                                                        (UNAUDITED)
Federal................................................       $ --       $   --
State and local........................................        100          100
Foreign................................................        300          900
                                                        ----------  ----------
Current................................................        400        1,000
Deferred...............................................         --           --
                                                        ----------  ----------
Total..................................................       $400       $1,000
                                                        ==========  ==========

Such provision has been allocated to Loss before extraordinary items and Extraordinary losses as follows (in thousands):

                                                                       --------
                                                                      YEAR ENDED
                                                                    DECEMBER 31,
                                                                            1996
                                                                    ------------
Loss before extraordinary items....................................      $1,000
Extraordinary loss.................................................          --
                                                                    ----------
                                                                         $1,000
                                                                    ==========

The federal income tax portion of the provision for income taxes includes the benefit of state income taxes provided. The Company recognizes investment tax credits on the flow-through method.

State and local income tax expense for the year ended December 31, 1996 includes an estimate for franchise and other state tax levies required in jurisdictions which do not permit the utilization of the Company's calendar 1996 operating losses to mitigate such taxes.

Foreign tax expense for the year ended December 31, 1996 reflects estimates of withholding and remittance taxes. Cash utilized for the payment of income taxes during the six months ended June 30, 1997 and calendar 1996 was $0.3 million and $0.7 million, respectively.

Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change to the "assets and liability method" of accounting for income taxes from the "deferred method" of accounting for income taxes which was required under Accounting Principles Board Opinion No. 11 ("APB 11"). Under SFAS 109, deferred tax assets and liabilities are recognized with respect to the tax

                           ORION PICTURES CORPORATION
consequences attributable to differences between the financial statement carrying values and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

The Company's results of operations was not impacted by the change in method of accounting for income taxes resulting from the adoption of SFAS 109 in the current year. Deferred income taxes at December 31, 1996 reflects the impact of "temporary differences" between assets and liabilities for financial reporting purposes and their carrying values as measured by tax laws. The temporary differences and carryforwards which give rise to deferred tax assets and (liabilities) as of December 31, 1996 are as follows (in thousands):

                                                                   ------------
                                                                   DECEMBER 31,
                                                                           1996
                                                                   ------------
Net operating loss carryforward...................................   $ 180,000
Deferred revenues.................................................      29,183
Investment credit carryforward....................................      25,000
Allowance for doubtful accounts...................................       4,640
Reserves..........................................................       1,020
Depreciation......................................................      (5,505)
Other deferred tax assets.........................................       7,782
Film costs........................................................     (29,412)
Shares payable....................................................      21,228
Other deferred tax liabilities....................................        (132)
Notes and debentures..............................................      (1,080)
                                                                   ----------
Subtotal before valuation allowance...............................     232,724
Valuation allowance...............................................    (232,724)
                                                                   ----------
Deferred taxes....................................................    $     --
                                                                   ==========

The net change in the total valuation allowance for the year ended December 31, 1996 was a decrease in the allowance of approximately $45 million.

The Company's provision for income taxes for the year ended December 31, 1996 differs from the provision that would have resulted from applying the federal statutory rates to loss before provision for income taxes. The reasons for these differences are explained in the following table (in thousands):

                                                                   ------------
                                                                     YEAR ENDED
                                                                   DECEMBER 31,
                                                                           1996
                                                                   ------------
Benefit based upon federal statutory rate of 35%..................     $(7,450)
State taxes, net of federal benefit...............................          65
Foreign taxes in excess of federal credit.........................         900
Non-deductible direct expenses of chapter 11 filing...............          76
Current year operating loss not benefited.........................       6,302
Amortization of goodwill..........................................       1,017
Extraordinary loss on early extinguishment of debt................      (1,577)
Reduction of extraordinary loss not benefited.....................       1,577
Other, net........................................................          90
                                                                   ----------
Provision for income taxes........................................     $ 1,000
                                                                   ==========

                           ORION PICTURES CORPORATION

At December 31, 1996, the Company had available net operating loss carryforwards and unused investment tax credits of approximately $450 million and $25 million, respectively, which can reduce future federal income taxes. The Company is included in the consolidated federal income tax return filed by its parent MIG and utilization of the available net operating loss carryforwards and unused investment tax credits is limited. If not utilized, these carryforwards and credits will begin to expire in 2005 and 1997, respectively. Of the $450 million loss carryforward, the amount that can be utilized to offset MIG consolidated taxable income is limited to $11.9 million per year due to the change in ownership associated with the merger of the former Orion Pictures Corporation with The Actava Group Inc. (renamed Metromedia International Group Inc. ("MIG")), Metromedia International Telecommunications, Inc. and MCEG Sterling Incorporated ("MCEG") on November 1, 1995. Unused portions of each year's limitation may be carried forward on a limited basis to increase the limitation in future years. The utilization of additional federal net operating loss carryforwards of approximately $6 million arising after the change in ownership is not limited.

The provision for taxes for the six months ended June 30, 1997 is based, in part, upon estimates of the Company's effective tax rate. The effective tax rate is based upon projected results for a full fiscal year. Only a portion of such provision are offset by losses from operations, because of certain state and foreign taxes which cannot be mitigated by such losses. In addition, foreign taxes are provided for certain transactions in the period in which they occur.

9. REVENUE DATA

The Company derives significant revenues from the foreign distribution of its theatrical motion pictures and television programming. The following table sets forth foreign revenues from operations by major geographic area for the last fiscal year (in thousands):

                                                                    ------------
                                                                      YEAR ENDED
                                                                    DECEMBER 31,
                                                                            1996
                                                                    ------------
Canada.............................................................     $ 1,996
Europe.............................................................      32,699
Mexico and South America...........................................       3,151
Asia and Australia.................................................       8,669
                                                                    ----------
                                                                        $46,515
                                                                    ==========

10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating and capital leases. Total rent expense amounted to $4.4 million in calendar 1996.

Minimum rental commitments under noncancellable operating leases is set forth in the following table (in thousands):


YEAR ENDED                                                            ---------
DECEMBER 31, 1996                                                       AMOUNT
-----------------                                                     ---------
1997.................................................................   $ 6,806
1998.................................................................     5,742
1999.................................................................     5,064
2000.................................................................     4,636
2001.................................................................     4,527
Thereafter...........................................................    24,187
                                                                      ---------
Total minimum rental commitments.....................................   $50,962
                                                                      =========

                           ORION PICTURES CORPORATION

Future minimum lease payments under capital leases together with the present value of minimum lease payments consisted of the following at December 31, 1996 (in thousands):

                                                                       --------

YEAR ENDED
DECEMBER 31, 1996                                                        AMOUNT
-----------------                                                    ---------
1997................................................................    $  870
1998................................................................       869
1999................................................................     1,384
2000................................................................       835
2001................................................................       540
Thereafter..........................................................     8,751
                                                                     ---------
Total minimum rental commitments....................................    13,249
                                                                     =========
Less amount representing interest...................................    (7,476)
                                                                     ---------
Present value of future minimum lease payments......................   $ 5,773
                                                                     =========

The Company and certain of its subsidiaries have employment contracts with various officers with remaining terms of up to four and one half years. The Company's remaining aggregate commitment at December 31, 1996 under such contracts is approximately $27.4 million.

The Company and its subsidiaries are contingently liable with respect to various matters, including litigation in the ordinary course of business and otherwise wherein substantial amounts are claimed. In the opinion of counsel and management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

11. RETIREMENT AND SAVINGS PLAN

The Company has a 401(k) defined contribution retirement and savings plan covering all eligible employees who prior to March 1 or September 1, have completed 1,000 hours of service, as defined. Participants may make pretax contributions to the plan of up to 15% of their compensation, as defined, subject to certain limitations as prescribed by the Internal Revenue Code. The Company matches fifty cents for each dollar contributed up to $1,000 per participant per plan year. The Company may make discretionary contributions on an annual basis to the plan. The exact amount of discretionary contributions is decided each year by the Board of Directors. There have been no discretionary contributions since the inception of the plan. Total employer contribution expense for the year ended December 31, 1996 was approximately $123,000.

12. SUBSEQUENT EVENT

On July 10, 1997, P&F Acquisition Corp. acquired certain entertainment assets of the Company (the "Acquisition") from Metromedia International Group, Inc., the Company's parent, for a total purchase price of $573.0 million, consisting of $560.0 million in cash and $13.0 million in assumed liabilities. In connection with the Acquisition, the Company obtained a new $200.0 million term loan and a $50.0 million revolving credit facility. The term loan and the revolving credit facility will bear interest at LIBOR plus 2.5% and mature on July 10, 2002. The Acquisition will be accounted for as a purchase, and therefore, the assets and liabilities of the Company will be adjusted to their estimated fair market value as of the date of the Acquisition.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Inc.:

We have audited in accordance with generally accepted auditing standards, the financial statements of Metro-Goldwyn-Mayer Inc. included in this Registration Statement on Form S-1 and have issued our report thereon dated February 26, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                      Arthur Andersen LLP

Los Angeles, California
February 26, 1998

         SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                                 BALANCE SHEETS

                                                   ------------------------------
                                                   DECEMBER 31,  DECEMBER 31,
                                                           1997          1996
                                                   ------------  ------------
In thousands, except share data
ASSETS
Investments and advances to affiliates............   $1,378,555    $1,323,756
Other assets......................................           --        24,569
                                                     ----------    ----------
                                                     $1,378,555    $1,348,325
                                                     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Bank debt........................................   $       --    $  443,750
 Accrued interest.................................           --         1,453
                                                     ----------    ----------
  Total liabilities...............................           --       445,203
                                                     ----------    ----------
Commitments and contingencies
Stockholders' equity:
 Preferred Stock, $.01 par value, 25,000,000
  shares authorized, 501,006 shares issued and
  outstanding at December 31, 1996................           --             5
 Common Stock, $.01 par value, 125,000,000 shares
  authorized, 65,765,655 and 16,700,342 shares
  issued and outstanding..........................          658           167
 Additional paid-in capital.......................    1,504,850       901,639
 Retained earnings (deficit)......................     (127,948)          166
 Cumulative translation adjustment................          995         1,145
                                                     ----------    ----------
  Stockholders' equity............................    1,378,555       903,122
                                                     ----------    ----------
                                                     $1,378,555    $1,348,325
                                                     ==========    ==========


  The accompanying Notes to Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                            STATEMENTS OF OPERATIONS

                                                 --------------------------------
                                                   YEAR ENDED  OCTOBER 11 TO
                                                 DECEMBER 31,   DECEMBER 31,
                                                         1997           1996
                                                 ------------  -------------
In thousands, except share data
Revenues........................................   $       --     $       --
Expenses:
 Equity in net (income) losses of subsidiaries..       94,760         (9,776)
 Interest expense, net..........................       33,354          9,610
                                                   ----------     ----------
  Total expenses................................      128,114           (166)
                                                   ----------     ----------
Net income (loss)...............................     (128,114)    $      166
                                                   ==========     ==========
Basic and diluted earnings (loss) per share.....   $    (4.47)    $     0.01
                                                   ==========     ==========
Weighted average number of common and common
 equivalent shares outstanding..................   28,634,362     16,692,217
                                                   ==========     ==========




  The accompanying Notes to Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                            STATEMENTS OF CASH FLOWS

                                               --------------------------------
                                                 YEAR ENDED  OCTOBER 11 TO
                                               DECEMBER 31,   DECEMBER 31,
                                                       1997           1996
                                               ------------  -------------
In thousands
Operating activities:
 Net income (loss)............................    $(128,114)   $       166
 Adjustments to reconcile net income from
  operations to net cash provided by operating
  activities:
  Losses (gains) on equity investments, net...       94,760         (9,776)
  Amortization of debt issuance costs.........        3,934          1,068
  Increase (decrease) in accrued liabilities..       (1,453)         1,453
                                                  ---------    -----------
   Net cash used by operating activities......      (30,873)        (7,089)
                                                  ---------    -----------
Investing activities:
 Acquisition of MGM Studios Inc...............           --     (1,331,430)
 Acquisition of Orion Pictures Corporation....     (565,965)            --
                                                  ---------    -----------
   Net cash used in investing activities......     (565,965)    (1,331,430)
                                                  ---------    -----------
Financing activities:
 Proceeds from issuance of preferred and
  common stock................................      603,697        901,811
 Proceeds from debt issuance..................           --        475,000
 Net bank repayments..........................     (443,750)       (31,417)
 Net intercompany advances (repayments).......      436,891         (6,875)
                                                  ---------    -----------
   Net cash provided by financing activities..      596,838      1,338,519
                                                  ---------    -----------
Net change in cash and cash equivalents.......           --             --
Cash and cash equivalents at beginning of
 period.......................................           --             --
                                                  ---------    -----------
Cash and cash equivalents at end of the
 period.......................................    $      --    $        --
                                                  =========    ===========


  The accompanying Notes to Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

NOTE 1--BASIS OF PRESENTATION

The accompanying financial statements include the accounts of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) ("MGM", or "the Company") presented on a separate company (parent only) basis. MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios. The acquisition of MGM Studios by MGM was completed on October 10, 1996 (see Notes
2), at which time MGM commenced principal operations. Prior to its acquisition by MGM, MGM Studios was wholly owned by MGM Group Holdings Corporation, an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. and is controlled by the French State.

NOTE 2--BANK DEBT

On October 15, 1997, MGM Studios entered into an amended and restated credit facility with a syndicate of banks aggregating $1.3 billion (the "Amended Credit Facility"). Concurrent with the Amended Credit Facility, MGM Studios repaid $739,653,000 of bank debt and accrued interest on behalf of the Company. For additional information regarding the Registrant's borrowings under debt agreements and other borrowings, see Note 6 to the Consolidated Financial Statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Studios Inc.:

We have audited in accordance with generally accepted auditing standards, the financial statements of Metro-Goldwyn-Mayer Studios Inc. for the period from January 1, 1996 to October 10, 1996 included in this Registration Statement on Form S-1 and have issued our report thereon dated December 16, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and are presented for the purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                      Arthur Andersen LLP

Los Angeles, California
December 16, 1996

                            METRO-GOLDWYN-MAYER INC.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                           ------------------------------------

                                                    ADDITIONS
                                    BALANCE  CHARGED                      BALANCE
                                         AT TO COSTS                       AT END
                                  BEGINNING      AND                           OF
In Thousands                      OF PERIOD EXPENSES  ACQUIRED DEDUCTIONS  PERIOD

                                           ------------------------------------
Successor
FOR THE YEAR ENDED DECEMBER 31,
 1997:
Reserve for allowances and
 doubtful accounts..............   $11,730  $ 3,166   $13,600    $  (893) $27,603
                                   =======  =======   =======   ========  =======
FOR THE PERIOD FROM OCTOBER 11,
 1996 TO DECEMBER 31, 1996:
Reserve for allowances and
 doubtful accounts..............   $12,718  $   (21)  $    --    $  (967) $11,730
                                   =======  =======   =======   ========  =======
Predecessor
FOR THE PERIOD FROM JANUARY 1,
 1996 TO OCTOBER 10, 1996:
Reserve for allowances and
 doubtful accounts..............   $18,479   $  430   $    --   $(6,191)  $12,718
                                   =======  =======   =======   ========  =======
Reserve for home video inventory
 obsolescence, shrinkage,
 and reduplication..............   $ 1,769   $   --   $    --   $(1,769)  $    --
                                   =======  =======   =======   ========  =======
FOR THE YEAR ENDED DECEMBER 31,
 1995:
Reserve for allowances and
 doubtful accounts..............   $26,059  $(2,565)  $    --   $(5,015)  $18,479
                                   =======  =======   =======   ========  =======
Reserve for home video inventory
 obsolescence, shrinkage,
 and reduplication..............   $ 5,933   $   --   $    --   $(4,164)  $ 1,769
                                   =======  =======   =======   ========  =======

                        [LOGO OF METRO GOLDWYN MAYER (TM)]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses in connection with the Rights Offering are as follows:

      EXPENSES                                                         AMOUNT
      --------                                                       ----------
   SEC Registration Fee............................................. $  206,500
   NASD Fee.........................................................     30,500
   NYSE Fee.........................................................    297,000
   Printing Expenses................................................    400,000
   Legal Fees and Expenses..........................................    750,000
   Information Agent's Fees.........................................     10,000
   Subscription Agent's Fees........................................     25,000
   Accounting Fees and Expenses.....................................    135,000
   Miscellaneous....................................................  4,146,000
                                                                     ----------
     Total.......................................................... $6,000,000
                                                                     ==========

--------
* To be submitted by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  As permitted by applicable provisions of the DGCL, the Company's Certificate of Incorporation contains a provision whereunder the Company will indemnify each of the officers and directors of the Company (or their estates, if applicable), and may indemnify any employee or agent of the Company (or their estates, if applicable), to the fullest extent permitted by the DGCL as it exists or may in the future be amended.

  In addition, the Company has entered into indemnification agreements with its directors, its executive officers and certain other officers providing for indemnification by the Company, including under circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

  The Company currently maintains insurance on behalf of its officers and directors against certain liabilities that may be asserted against any such officer or director in his or her capacity as such, subject to certain customary exclusions. The amount of such insurance is deemed by the Board of Directors to be adequate to cover such liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On October 10, 1996, the Company sold 8,333,400 shares of the Common Stock to each of Tracinda and Seven, and 450,000 and 50,000 shares of Series A Cumulative Convertible Preferred Stock (which were converted into 18,750,150 and 2,083,350 shares of the Common Stock, respectively, immediately prior to the completion of the IPO) to Tracinda and Seven, respectively, in connection with the MGM Acquisition for aggregate consideration of $900 million. The Company believes that these sales were exempt from registration under Section 4(2) of the Securities Act.

  On July 10, 1997, the Company sold 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, in connection with the Orion Acquisition for aggregate consideration of $360 million. The Company believes that these sales were exempt from registration under Section 4(2) of the Securities Act.

  In connection with MGM Acquisition and the renegotiation of employment agreements with certain employees of the Company, including certain members of management, the Company issued to such employees an aggregate of 66,667 shares of the Common Stock and 2,000 shares of the Company's Series A Cumulative Convertible Preferred Stock (which were converted into 83,334 shares of the Common Stock prior to the completion of the IPO). The Company received no cash consideration from such issuance. Company believes that the issuance of such shares to such employees was exempt from registration under Section 4(2) of the Securities Act.

  Concurrently with the consummation of the IPO, Tracinda and the Company consummated the Tracinda Purchase, pursuant to which Tracinda purchased directly from the Company, at a purchase price of $18.85 per share (equal to the per share price to public, less the underwriting discount), 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million.

  Pursuant to Mr. Mancuso's employment agreement, Mr. Mancuso receives an annual stock purchase payment of $3 million (payable annually in advance in November of each year), out of the after tax proceeds of which he is required to purchase shares of the Common Stock. As of October 26, 1998, Mr. Mancuso had purchased 136,454 shares of the Common Stock for aggregate consideration of approximately $3.3 million. Mr. Mancuso is next scheduled to purchase shares of the Common Stock under his employment agreement in November 1998. See footnotes 3 and 4 to "Management--Executive Compensation--Summary Compensation Table" and "Management--Employment Agreements--Frank G. Mancuso." The Company believes that the issuance of such shares to Mr. Mancuso was exempt from registration under Section 4(2) of the Securities Act.

  As of October 26, 1998, the Company contributed an aggregate of 57,745 shares of unregistered Common Stock valued at approximately $1,146,000 as its matching contribution to the Savings Plan. Registration for such shares was not required because the transaction did not constitute a "sale" under
Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

  See Exhibit Index attached hereto and incorporated herein by reference.

  (b) Financial Statement Schedules. The following financial statement schedule is filed with Part II of this Registration Statement:

  Schedule II--Valuation and Qualifying Accounts and Reserves.

  All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the applicable instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, California, on October 26, 1998.

                                          METRO-GOLDWYN-MAYER INC.


                                          By:    /s/ Daniel J. Taylor
                                              ---------------------------------
                                                     Daniel J. Taylor
                                              Senior Executive Vice President
                                                and Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

       SIGNATURES                       TITLE                      DATE
       ----------                       -----                      ----

  * Frank G. Mancuso      Chairman of the Board of Directors   October 26, 1998
------------------------   and Chief Executive Officer
    Frank G. Mancuso       (Principal Executive Officer)

  * A. Robert Pisano      Vice Chairman and Director           October 26, 1998
------------------------
    A. Robert Pisano

  /s/ Daniel J. Taylor    Chief Financial Officer (Principal   October 26, 1998
------------------------   Financial and Accounting Officer)
    Daniel J. Taylor

  * James D. Aljian       Director                             October 26, 1998
------------------------
    James D. Aljian

* Francis Ford Coppola    Director                             October 26, 1998
------------------------
  Francis Ford Coppola

  * Kirk Kerkorian        Director                             October 26, 1998
------------------------
     Kirk Kerkorian

  * Alex Yemenidjian      Director                             October 26, 1998
------------------------
    Alex Yemenidjian

   * Jerome B. York       Director                             October 26, 1998
------------------------
     Jerome B. York


*By: /s/ Daniel J. Taylor                                 October 26, 1998
    ----------------------------
         Daniel J. Taylor
   As attorney-in-fact pursuant
 to power of attorney previously
    filed with the Commission

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
   1.1   Form of Dealer Manager Agreement*..............................
   2.1   Stock Purchase Agreement, dated as of July 16, 1996, by and among the Company (f/k/a P&F Acquisition Corp.), CDR, MGM
          Holdings, MGM Group Holdings Corporation and MGM Studios
          (f/k/a Metro-Goldwyn-Mayer, Inc.)+(1).........................
   2.2   Stock Purchase Agreement, dated as of May 2, 1997, by and among the Company, Orion and Metromedia International Group, Inc.
          ("MIG")+(1)...................................................
   2.3   Agreement and Plan of Merger, dated as of January 31, 1996, by and among MIG, SGC Merger Corp. and the Samuel Goldwyn Company
          (the "Goldwyn Merger Agreement")+(1)..........................
   2.4   Amendment No. 1 to Goldwyn Merger Agreement dated as of May 29,
          1996(1).......................................................
   2.5   Amendment and Restated Plan of Merger, dated as of May 17,
          1996, between MIG, MPCA Merger Corp., Bradley Krevoy, Steven
          Stabler and MPCA+(1)..........................................
   3.1   Form of Amended and Restated Certificate of Incorporation of
          the Company(1)................................................
   3.2   Form of Amended and Restated Bylaws of the Company(1)..........
   4.1   Form of Subscription Warrant*..................................
   5.1   Opinion of Gibson, Dunn & Crutcher LLP.........................
  10.1   Credit Agreement, dated as of October 10, 1996, among the
          Company, MGM Studios, certain lenders and Morgan, as
          agent+(1).....................................................
  10.2   Credit Agreement, dated as of July 10, 1997, among Orion,
          certain lenders and Morgan Guaranty Trust Company of New York
          ("Morgan"), as agent+(1)......................................
  10.3   Amended and Restated Credit Agreement, dated as of October 15,
          1997, among the Company, MGM Studios, Orion, certain lenders,
          Morgan, as agent, and Bank of America ("B of A") as
          syndication agent+(1).........................................
  10.4   Amendment I to Amended and Restated Credit Agreement, dated as of March 30, 1998, among the Company, MGM Studios, Orion,
          certain lenders, Morgan, as agent and B of A, as syndication agent*........................................................
  10.5   Amendment II and Waiver I to Amended and Restated Credit
          Agreement; Amendment I to Amended and Restated Holdings
          Agreement, dated as of September 9, 1998, among the Company,
          MGM Studios, Orion, certain lenders, Morgan, as agent, and B of A, as syndication agent*...................................
  10.6   Form of Modification and Cancellation Agreement, dated as of
          November 5, 1997(1)...........................................
  10.7   Amended and Restated 1996 Stock Incentive Plan dated as of
          November 11, 1997 and form of related Stock Option
          Agreement(1)..................................................
  10.8   Senior Management Bonus Plan dated as of November 11, 1997 and form of related Bonus Interest Agreement(1)...................
  10.9   Form of Amended and Restated Employment Agreement of Frank G.
          Mancuso dated as of August 4, 1997(1).........................
  10.10  Employment Agreement of A. Robert Pisano dated as of October
          10, 1996(1)...................................................
  10.11  Employment Agreement of David G. Johnson dated as of October
          10, 1996(1)...................................................
  10.12  Employment Agreement of William A. Jones dated as of October
          10, 1996(1)...................................................
  10.13  Employment Agreement of Daniel J. Taylor dated as of August 1,
          1997*.........................................................
  10.14  Amendment to Employment Agreement of Daniel J. Taylor dated as of June 15, 1998*.............................................

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
  10.15  Indemnification Agreement dated as of October 10, 1996--Frank
          G. Mancuso(1).................................................
  10.16  Indemnification Agreement dated as of October 10, 1996--A.
          Robert Pisano(1)..............................................
  10.17  Indemnification Agreement dated as of October 10, 1996--David
          G. Johnson(1).................................................
  10.18  Indemnification Agreement dated as of October 10, 1996--William
          A. Jones(1)...................................................
  10.19  Indemnification Agreement dated as of October 10, 1996--James
          D. Aljian(1)..................................................
  10.20  Indemnification Agreement dated as of October 10, 1996--Kirk
          Kerkorian(1)..................................................
  10.21  Indemnification Agreement dated October, 1997--Michael G.
          Corrigan(1)...................................................
  10.22  Indemnification Agreement dated as of October 10, 1996--Jerome
          B. York(2)....................................................
  10.23  Indemnification Agreement dated as of November 7, 1997--Alex
          Yemenidjian(2)................................................
  10.24  Indemnification Agreement dated as of January 28, 1998--Francis
          Ford Coppola(2)...............................................
  10.25  Indemnification Agreement dated as of June 15, 1998--Daniel J.
          Taylor*.......................................................
  10.26  Amended and Restated Supplemental Executive Retirement
          Agreement dated as of July 18, 1997--A. Robert Pisano(1)......
  10.27  Form of Amended and Restated Shareholders Agreement dated as of
          August 4, 1997(1).............................................
  10.28  Form of Waiver and Amendment No. 1 to Amended and Restated
          Shareholders Agreement dated as of August 8, 1998*............
  10.29  Form of Amendment No. 2 to Amended and Restated Shareholders
          Agreement dated September 1, 1998*............................
  10.30  Form of Amended and Restated Investors Shareholder Agreement
          dated as of August 4, 1997(1).................................
  10.31  Form of Amendment No. 1 to Amended and Restated Investors
          Shareholder Agreement dated as of September 1, 1998*..........
  10.32  Form of Amended and Restated Stock Option Agreement between the
          Company and Tracinda(1).......................................
  10.33  Form of Amended and Restated Stock Option Agreement between the
          Company and Celsus(1).........................................
  10.34  Form of Inducement Agreement, dated as of November 5, 1997(1)..
  10.35  Form of Investment Agreement dated November 12, 1997 between the Company and Tracinda(1)...................................
  10.36  Form of Standby Agreement between the Company and Tracinda*....
  10.37  1998 Non-Employee Director Stock Plan(3).......................
  21     List of Subsidiaries of Metro-Goldwyn-Mayer Inc.*..............
  23.1   Consent of Arthur Andersen LLP.................................
  23.2   Consent of PricewaterhouseCoopers LLP..........................
  23.3   Consent of KPMG Peat Marwick LLP...............................
  23.4   Consent of Gibson, Dunn & Crutcher LLP (included in their
          opinion filed as Exhibit 5.1)*................................
  24     Power of Attorney*.............................................
  27     Financial Data Schedule*.......................................

 EXHIBIT
 NUMBER                             DESCRIPTION                            PAGE
 -------                            -----------                            ----
  99.1   Form of Instructions to Stockholders as to use of Subscription
          Warrants*......................................................
  99.2   Form of Notice of Guaranteed Delivery for Subscription
          Warrants*......................................................
  99.3   Form of Letter to Common Stockholders who are record holders*...
  99.4   Form of Letter to Common Stockholders who are beneficial
          holders*.......................................................
  99.5   Form of Notice of Record Date*..................................
  99.6   Form of Letter to banks and brokers*............................

---------
 * Previously filed.
 + Filed without Schedules.
(1) Incorporated by reference to the Exhibits to the Company's Registration Statement on Form S-1 (File no. 333-35411) and any amendments thereto.
(2) Incorporated by reference to the Exhibits to the Form 10-K for the fiscal year ended December 31, 1997 (File no. 001-13481.)
(3) Incorporated by reference to the Exhibits to the Company's Form S-8 (File no. 333-52953.)